Exhibit 99.2

EXECUTION COPY

THIRD AMENDMENT TO AMENDED AND RESTATED

CREDIT AGREEMENT

Made as of September 12, 2025

among

ALGOMA STEEL INTERMEDIATE HOLDINGS INC.,

ALGOMA STEEL INC.,

CERTAIN SUBSIDIARIES OF ALGOMA STEEL INC.

FROM TIME TO TIME PARTY HERETO,

EXPORT DEVELOPMENT CANADA,

VARIOUS LENDERS

and

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA,

as ADMINISTRATIVE AGENT and as COLLATERAL AGENT

THIRD AMENDMENT TO AMENDED AND

RESTATED CREDIT AGREEMENT

THIRD AMENDMENT TO AMENDED AND RESTATED

CREDIT AGREEMENT

This THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT made as of September 12, 2025 (this “Agreement”) among ALGOMA STEEL INTERMEDIATE HOLDINGS INC., a corporation incorporated under the laws of the Province of British Columbia (“Parent”), ALGOMA STEEL INC. (f/k/a 1076318 B.C. LTD.), a corporation incorporated under the laws of the Province of British Columbia (the “Borrower”), the Subsidiary Guarantors party hereto from time to time, Export Development Canada (“EDC”), the Lenders party hereto from time to time, and WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, as the Administrative Agent and Collateral Agent (the “Agent”).

RECITALS

A. The Borrower, the other Loan Parties, the Lenders and the Agent are parties to an amended and restated credit agreement dated as of May 23, 2023, as amended by a first amendment to amended and restated credit agreement dated as of June 17, 2024, and as further amended by a second amendment to amended and restated credit agreement dated as of June 27, 2025 (as so amended and as further amended, restated, supplemented or otherwise modified from time to time prior to giving effect to this Agreement, the “Credit Agreement”).

B. The Borrower wishes to increase the aggregate principal amount of the Revolver Commitment and the Maximum Revolver Amount pursuant to Section 2.14 of the Credit Agreement. EDC has agreed, subject to the terms and conditions set forth herein, to provide an Increase in the Revolver Commitments in the amount of $75,000,000 (the “EDC Commitments”), as set forth on Schedule 1 hereto, such that the aggregate amount of Revolver Commitments under the Amended Credit Agreement will be $375,000,000.

C. The Borrower, the Parent, the Subsidiary Guarantors party hereto, the Agent, EDC and the other Lenders have agreed to make certain amendments to the Credit Agreement on the terms and subject to the conditions set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS, INTERPRETATION AND INCORPORATION

Section 1.1 Definitions; Interpretation

All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement, as amended by this Agreement (as so amended, and as the same may be further amended, restated, supplemented or otherwise modified from time to time, the “Amended Credit Agreement”).

Section 1.2 Incorporation into Credit Agreement

The Credit Agreement and this Agreement shall henceforth be read together and shall have the effect as if all the provisions of such agreements were contained in one instrument. Each Loan

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

Party acknowledges that this Agreement will constitute a Loan Document under the Amended Credit Agreement.

ARTICLE 2 – EDC COMMITMENTS

Section 2.1 EDC Commitments

(1) As of the Effective Date, the EDC Commitments shall become effective as Revolver Commitments held by EDC under the Amended Credit Agreement, and the aggregate amount of the Revolver Commitments shall be deemed increased by the amount of the EDC Commitments, in each case, as set forth on Schedule 1 hereto. Pursuant to Section 2.14(c) of the Amended Credit Agreement, on and after the Effective Date, any references in the Amended Credit Agreement or any other Loan Documents to Revolving Loans shall be deemed to include Revolving Loans made pursuant to the EDC Commitments.

(2) EDC acknowledges and agrees that, on and as of the Effective Date, EDC shall be a Lender under, and for all purposes of, the Amended Credit Agreement and the other Loan Documents, and shall be subject to and bound by the terms thereof, and shall perform all obligations of and shall have all rights of a Lender thereunder.

(3) EDC (i) confirms that it has received a copy of the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement; (ii) agrees that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, make its own credit decisions in taking or not taking action under the Amended Credit Agreement; (iii) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Amended Credit Agreement as are delegated to the Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; and (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Amended Credit Agreement are required to be performed by it as a Lender.

(4) This Agreement shall constitute an Increase Joinder for the purposes of Section 2.14(b)(i).

(5) In accordance with Section 2.14(d) of the Amended Credit Agreement, to the extent any Revolving Loans or Letters of Credit are outstanding as of the Effective Date, each of the Lenders having a Revolver Commitment prior to the Effective Date (the “Existing Lenders”) hereby assigns to EDC, and EDC hereby purchases from the Existing Lenders, at the principal amount thereof, such interests in such Revolving Loans and participation interests in such Letters of Credit on the Effective Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Loans and participation interests in Letters of Credit will be held by the Existing Lenders and EDC ratably in accordance with their Pro Rata Share after giving effect to the EDC Commitments. On or before the Effective Date, the Agent will determine and notify EDC of its Pro Rata Share of each Revolving Loan and participations in each Letter of Credit that is or will be outstanding under the Amended Credit Agreement at the opening of business on the Effective Date. On the Effective Date, EDC shall pay to the Agent its Pro Rata Share of each such Revolving Loan, and the Agent will transfer to each Existing Lender its Pro Rata Share of such payments.

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ARTICLE 3 – AMENDMENTS

In reliance on the representations and warranties made by the Loan Parties in Article 7 of this Agreement and subject to satisfaction of the conditions to effectiveness set out in Article 4 of this Agreement, the Credit Agreement is hereby amended to delete the red or green stricken text (indicated textually in the same manner as the following examples: ~~stricken text~~ and ~~stricken text~~); and to add the blue or green double-underlined text (indicated textually in the same manner as the following examples: double-underlined text and double-underlined text), in each case, as set forth in the marked copy of the Credit Agreement attached as Exhibit A hereto and made a part hereof for all purposes.

ARTICLE 4– CONDITIONS PRECEDENT

Section 4.1 Conditions Precedent

This Agreement shall become effective as of the first date (the “Effective Date”) on which each of the following terms and conditions is satisfied in a manner satisfactory to the Agent, EDC and the other Lenders, in their sole discretion:

(1) the Agent shall have received the following, in form and substance satisfactory to the Agent:

(a)	a duly executed copy of this Agreement;

(b)	a completed Perfection Certificate dated as of the Effective Date for each of the Loan Parties;

(c)	a duly executed Canadian reaffirmation agreement and U.S. reaffirmation agreement from each of the applicable Loan Parties;

(d)

a certificate of an officer of each Loan Party dated as of the Effective Date, containing statement of such officer as to certain factual matters as may be reasonably requested by the Agent and attaching copies of its constating documents, authorizing resolutions and incumbency certificate;

(e)	certificate of status, compliance or good standing or the equivalent with respect to each Loan Party from its respective jurisdiction of organization; and

(f)	an opinion of the Loan Parties’ Canadian counsel and US counsel;

(2) the representations and warranties set forth in Article 7 are true and correct;

(3) no Default or Event of Default has occurred and is continuing as of the date hereof;

(4) receipt by the Agent, EDC and each other Lender of all fees, costs and expenses (including legal fees) incurred or payable in connection with this Agreement; and

(5) each Loan Party shall have provided the necessary information requested by EDC to satisfy its “Know Your Client” and anti-money laundering obligations.

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ARTICLE 5– POST-CLOSING

Section 5.1 Post-Closing Condition

(1) the Agent shall have received by no later than October 31, 2025 (or such later date as the Agent and Required Lenders may approve) updated pro forma Projections (after giving effect to the EDC Commitments) for the Loan Parties and their Subsidiaries on a month-by-month basis for the period from the Effective Date until December 31, 2026.

ARTICLE 6– PAYMENT OF FEES AND EXPENSES

The Borrower agrees to pay to the Agent, on the date of this Agreement, all reasonable legal fees and expenses of the Agent incurred in connection with this Agreement.

ARTICLE 7 – REPRESENTATIONS AND WARRANTIES

Section 7.1 Representations and Warranties

To induce the Agent, EDC and each other Lender to enter into this Agreement, the Loan Parties make the following representations and warranties to the Agent, EDC and each other Lender:

(a)

The execution and delivery by each Loan Party of this Agreement, and the performance by each Loan Party of this Agreement and the Amended Credit Agreement, are within its corporate power, have been duly authorized by all necessary corporate action, have received all necessary governmental approval (if any shall be required), and do not and will not contravene or conflict with any provision of law applicable to any Loan Party, the certificate of incorporation, by-laws or other applicable organizational documents of any Loan Party, any order, judgment or decree of any court or Governmental Authority, or any agreement, instrument or document binding upon any Loan Party or any of its property, do not result in the creation or imposition of any Lien upon any of the property of any Loan Party;

(b)

Each of this Agreement, the Amended Credit Agreement and the other Loan Documents are the legal, valid and binding obligations of each Loan Party party thereto, enforceable against each such Loan Party in accordance with their terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium and other laws relating to the enforcement of creditors’ rights and by general principles of equity, whether considered at law or in equity;

(c)	As of the date hereof, no Default or Event of Default has occurred and is continuing;

(d)	Since March 31, 2025, no event, circumstance, or change has occurred that has or could reasonably be expected to result in a Material Adverse Effect; and

(e)	As of the date hereof, all representations and warranties contained in the Amended Credit Agreement and the other Loan Documents are true and correct in all respects.

- 4 -	THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

ARTICLE 8 – MISCELLANEOUS

Section 8.1 Ratification and Confirmation of Loan Documents

Except as specifically modified by this Agreement, the Credit Agreement and all other Loan Documents shall remain in full force and effect now and following each of the transactions contemplated by this Agreement, and are hereby ratified and confirmed, which ratification and confirmation shall be deemed to be repeated after giving effect to the transactions contemplated by this Agreement. Each Person party to a Guarantee hereby confirms that it will request from Borrower any and all information and documentation that it would like to receive in connection with the transactions contemplated by this Agreement and the Amended Credit Agreement and Borrower hereby confirms that it will deliver to each such Person all such information and documentation in a timely manner.

Section 8.2 Guarantors’ Acknowledgement and Acceptance

Each Guarantor hereby acknowledges and agrees to the terms of this Agreement.

Section 8.3 No Other Amendments, Waivers or Consents

Except as expressly amended in Article 2 hereof, the Credit Agreement shall be unmodified and shall continue to be in full force and effect in accordance with its terms. Without limiting the foregoing, except as expressly provided herein, this Agreement shall not be deemed a waiver of, or consent to, or modification of, any term or condition of the Credit Agreement or any other Loan Document by the Agent and the Lenders and shall not be deemed to prejudice any right or rights which the Agent or the Lenders may now have or may have in the future under or in connection with the Credit Agreement. Except as set forth above, each of the Agent and the Lenders reserves any and all rights and remedies that it has had, has or may have under the Amended Credit Agreement and each other Loan Document.

Section 8.4 Further Assurances

Each of the parties hereto shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the amendments contemplated by this Agreement and each of the parties hereto shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

Section 8.5 Time

Time is of the essence in the performance of the parties’ respective obligations in this Agreement.

Section 8.6 Headings

The headings used herein are for convenience only and do not constitute matters to be considered in interpreting this Agreement.

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Section 8.7 Governing Law

This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 8.8 Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon and inure to the benefit of each Loan Party, the Agent, EDC and each other Lender and their respective successors and any permitted assigns, transferees and endorsees of any Loan Party, the Agent, EDC or any Lender. Nothing in this Agreement, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Agreement.

Section 8.9 Counterparts

This Agreement may be executed by the parties hereto in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[INTENTIONALLY LEFT BLANK]

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The parties have executed this Agreement.

ALGOMA STEEL INTERMEDIATE HOLDINGS INC., as Parent

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Financial Officer

By:
Name:
Title:

ALGOMA STEEL INC., as Borrower

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Financial Officer

By:
Name:
Title:

ALGOMA STEEL USA INC., as a Subsidiary Guarantor

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Financial Officer

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

ALGOMA DOCKS LIMITED PARTNERSHIP, by its general partner, ALGOMA DOCKS GP INC., as a Subsidiary Guarantor

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Financial Officer

ALGOMA DOCKS GP INC., as a Subsidiary Guarantor

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: Chief Financial Officer

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

The following Person is party to this Agreement in its capacity as the Administrative Agent, Collateral Agent, Joint Lead Arranger, Joint Book Runner and Lender.

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, as Administrative Agent, as Collateral Agent, as Joint Lead Arranger, as Joint Book Runner and as a Lender

By:	/s/ Trevor Tysick
Name: Rajat Marwah
Title: Vice President

By:
Name:
Title:

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

The following Person is party to this Agreement in its capacity as Joint Lead Arranger, Joint Book Runner and Lender.

BANK OF MONTREAL, as Joint Lead Arranger, as Joint Book Runner, and as a Lender

By:	/s/ Agha Husnain Raza
Name: Agha Husnain Raza
Title: Director - Asset Based Lending

By:	/s/ Angela Chen
Name: Angela Chen
Title: Director - Asset Based Lending

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

The following Person is party to this Agreement in its capacity as a Lender.

EXPORT DEVELOPMENT CANADA, as a Lender

By:	/s/ Philip Sauve
Name: Philip Sauve
Title: Financing Manager

By:	/s/ Vincent Seidner
Name: Vincent Seidner
Title: Senior Associate

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

SCHEDULE 1

COMMITMENTS

[REDACTED]

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT A

(see attached)

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

EXHIBIT A to Third Amendment

AMENDED AND RESTATED CREDIT AGREEMENT by and among WELLS FARGO CAPITAL FINANCE CORPORATION CANADA,

as Agent,

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA and BANK OF MONTREAL

as Joint Lead Arrangers,

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA and BANK OF MONTREAL

as Joint Book Runners,

THE LENDERS THAT ARE PARTIES HERETO

as the Lenders,

ALGOMA STEEL INTERMEDIATE HOLDINGS INC.

as Parent,

ALGOMA STEEL INC.

as Borrower, and

CERTAIN SUBSIDIARIES OF ALGOMA STEEL INC. FROM TIME TO TIME PARTY HERETO

Dated as of May 23, 2023

as amended on June 17, 2024

as amended on June 27, 2025

as amended on September 12, 2025

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

(continued)

-vi-

EXHIBITS AND SCHEDULES

Exhibit A-1	Form of Assignment and Acceptance
Exhibit B-1	Form of Borrowing Base Certificate
Exhibit B-2	Form of Bank Product Provider Agreement
Exhibit C-1	Form of Compliance Certificate
Exhibit D-1	Form of Intercompany Note
Exhibit J-1	Form of Joinder
Exhibit L-1	Form of SOFR Notice
Exhibit M-1	Form of CORRA Notice
Exhibit P-1	Form of Perfection Certificate
Exhibit P-2	Form of Perfection Certificate Supplement

Schedule A-1	Agent’s Account
Schedule A-2	Authorized Persons
Schedule C-1	Commitments
Schedule D-1	Designated Account
Schedule E-1	Existing Letters of Credit
Schedule F-1	Permitted Liens
Schedule 3.1	Conditions Precedent
Schedule 4.1	Capitalization of Borrower and Subsidiaries
Schedule 4.11	Environmental Matters
Schedule 4.14	Permitted Indebtedness
Schedule 4.21(e)	Violations or Proceedings
Schedule 5.1	Financial Statements, Reports, Certificates
Schedule 5.2	Collateral Reporting
Schedule 5.16	Cash Management System

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AMENDED AND RESTATED CREDIT AGREEMENT, is entered into as of May 23, 2023 by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a “Lender”, as that term is hereinafter further defined), WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, “Administrative Agent”, “Collateral Agent” and collectively “Agent”), WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, and BANK OF MONTREAL, as joint lead arrangers (in such capacity, together with their successors and assigns in such capacity, the “Joint Lead Arrangers”), WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, and BANK OF MONTREAL, as joint book runners (in such capacity, together with their successors and assigns in such capacity, the “Joint Book Runners”), ALGOMA STEEL INTERMEDIATE HOLDINGS INC., a corporation organized under the laws of the Province of British Columbia (“Parent”), ALGOMA STEEL INC., a corporation organized under the laws of the Province of British Columbia (the “Borrower”), ALGOMA STEEL USA INC., as a Subsidiary Guarantor and those additional Persons that are joined as a party hereto by executing the form of Joinder attached hereto as Exhibit J-1 (each, a “Guarantor” or a “Subsidiary Guarantor” and a “Loan Party” and individually and collectively together with the Borrower and Parent, jointly and severally, the “Loan Parties”).

The parties agree as follows:

1.	DEFINITIONS AND CONSTRUCTION.

1.1	Definitions.

As used in this Agreement, the following terms shall have the following definitions:

“2021 CapEx Facilities” shall mean, collectively, those credit facilities provided to the Borrower pursuant to (a) the SIF 2021 CapEx Facility, and (b) the Infrastructure Loan Facility.

“ABL Intercreditor Agreement” shall mean that certain intercreditor agreement, dated as of the date hereof, by and among the Borrower, the other Guarantors party thereto, the Collateral Agent, the creditors under the CapEx Facilities (or the collateral representative in respect thereof), and any Term Loan Collateral Agent party thereto from time to time. For the purposes of the Security Documents, the foregoing shall constitute an Acceptable Intercreditor Agreement.

“Acceptable Appraisal” means, with respect to an appraisal of Inventory, the most recent appraisal of such property received by Agent (a) from an appraisal company satisfactory to Agent, (b) the scope and methodology (including, to the extent relevant, any sampling procedure employed by such appraisal company) of which are satisfactory to Agent, and (c) the results of which are satisfactory to Agent, in each case, in Agent’s Permitted Discretion.

“Acceptable Credit Support” means, with respect to any Eligible Account, export/import or other credit insurance provided by EDC or such other provider of letters of credit or import/export insurance as shall be agreed to in writing by the Agent, all in form and substance satisfactory to the Agent.

“Acceptable Intercreditor Agreement” means, the ABL Intercreditor Agreement, or another intercreditor agreement that is reasonably satisfactory to the Agent, the Swing Lender and the Issuing Lender, it being understood and agreed that an intercreditor agreement on substantially similar terms to the ABL Intercreditor Agreement (as determined by the Agent, acting reasonably) shall constitute an Acceptable Intercreditor Agreement.

“Account” means an account (as that term is defined in the Code or the PPSA, as applicable).

“Account Debtor” means any Person who is obligated on an Account, chattel paper, or a general intangible.

“Account Party” has the meaning specified therefor in Section 2.11(h) of this Agreement.

“Acquired Indebtedness” means Indebtedness of a Person whose assets or Equity Interests are acquired by a Loan Party or any of its Subsidiaries in a Permitted Acquisition; provided that such Indebtedness (a) is either purchase money Indebtedness or a Capital Lease with respect to Equipment or mortgage financing with respect to Real Property, (b) was in existence prior to the date of such Permitted Acquisition, and (c) was not incurred in connection with, or in contemplation of, such Permitted Acquisition.

“Acquisition” means (a) the purchase or other acquisition by a Person or its Subsidiaries of all or substantially all of the assets of (or any division or business line of) any other Person, or (b) the purchase or other acquisition (whether by means of a merger, amalgamation, consolidation, or otherwise) by a Person or its Subsidiaries of all of the Equity Interests of any other Person.

“Additional Documents” has the meaning specified therefor in Section 5.12 of this Agreement.

“Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that if Adjusted Term CORRA as so determined shall ever be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Administrative Questionnaire” has the meaning specified therefor in Section 13.1(a) of this Agreement.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affected Lender” has the meaning specified therefor in Section 2.13(b) of this Agreement.

“Affiliate” means, when used with respect to a specified Person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” has the meaning specified therefor in the preamble to this Agreement.

“Agent’s Account” means, in respect of any Currency, the corresponding Deposit Account of Agent identified on Schedule A-1 to this Agreement (or such other Deposit Account of Agent that has been designated as such, in writing, by Agent to the Borrower and the Lenders).

“Agent’s Liens” means the Liens granted by each Loan Party or its Subsidiaries to Agent under the Loan Documents and securing the Obligations.

“Agent-Related Persons” means Agent, together with its Affiliates, officers, directors, employees, attorneys, and agents.

“Agreement” means this Amended and Restated Credit Agreement, as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“AHYDO Payment” means the minimum amount of a cash payment required to be made by the Borrower with respect to any accrual period after the fifth anniversary of the issue date of Borrower’s debt instrument necessary to prevent such debt instrument from being an “applicable high yield discount obligation” within the meaning of IRC Sections 163(e)(5) and 163(i).

“Amendment No. 1” means the first amendment to amended and restated credit agreement dated as of June 17, 2024, among the Parent, the Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto and the Agent.

“Amendment No. 2” means the second amendment to amended and restated credit agreement dated as of June 27, 2025, among the Parent, the Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto and the Agent.

“Amendment No. 3” means the third amendment to amended and restated credit agreement dated as of September 12, 2025, among the Parent, the Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto and the Agent.

“Amendment No. 3 Effective Date” means September 12, 2025.

“Anti-Corruption Laws” means the FCPA, the U.K. Bribery Act of 2010, the Corruption of Foreign Public Officials Act (Canada), as amended, and all other applicable laws and regulations or ordinances concerning or relating to bribery or corruption in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business.

“Anti-Money Laundering Laws” means the applicable laws or regulations in any jurisdiction in which any Loan Party or any of its Subsidiaries or Affiliates is located or is doing business that relates to money laundering, any predicate crime to money laundering, terrorist financing or any financial record keeping and reporting requirements related thereto.

“Applicable Law” shall mean, in relation to a Person, all federal, provincial, state, regional, county, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority applicable to such Person).

“Applicable Margin” means, as of any date of determination and with respect to Base Rate Loans, SOFR Loans, Canadian Base Rate Loans and CORRA Loans, as applicable, the applicable margin set forth in the following table that corresponds to the Average Excess Availability of the Borrower for the most recently completed Fiscal Quarter; provided that for the period from the Closing Date through and including June 30, 2023, the Applicable Margin shall be set at the margin in the row styled “Level I”; provided further that any time an Event of Default has occurred and is continuing, the Applicable Margin shall be set at the margin in the row styled “Level III”:

Level	Average Excess Availability	Applicable Margin for Base Rate Loans which are Revolving Loans (the “U.S. Base Rate Margin”)	Applicable Margin for Canadian Base Rate Loans which are Revolving Loans (the “Canadian Base Rate Margin”)	Applicable Margin for SOFR Loans which are Revolving Loans (the “SOFR Margin”)	Applicable Margin for CORRA Loans which are Revolving Loans (the “CORRA Margin”)

I	> 66.7% of the Maximum Revolver Amount	0.25 percentage points	0.25 percentage points	1.25 percentage points	1.25 percentage points

II	< 66.7% of the Maximum Revolver Amount and > 33% of the Maximum Revolver Amount	0.50 percentage points	0.50 percentage points	1.50 percentage points	1.50 percentage points

III	< 33% of the Maximum Revolver Amount	0.75 percentage points	0.75 percentage points	1.75 percentage points	1.75 percentage points

The Applicable Margin shall be re-determined as of the first day of each Fiscal Quarter.

“Applicable Unused Line Fee Percentage” means, as of any date of determination, the applicable percentage set forth in the following table that corresponds to the Average Revolver Usage of the Borrower for the most recently completed Fiscal Quarter as determined by Agent in its Permitted Discretion; provided that for the period from the Closing Date through and including June 30, 2023, the Applicable Unused Line Fee Percentage shall be set at the rate in the row styled “Level II”; provided further that any time an Event of Default has occurred and is continuing, the Applicable Unused Line Fee Percentage shall be set at the margin in the row styled “Level II”:

Level	Average Revolver Usage	Applicable Unused Line Fee Percentage

I	> 50% of the Maximum Revolver Amount	0.25 percentage points

II	< 50% of the Maximum Revolver Amount	0.375 percentage points

The Applicable Unused Line Fee Percentage shall be re-determined on the first date of each Fiscal Quarter by Agent.

“Application Event” means the occurrence of (a) a failure by the Borrower to repay all of the Obligations in full on the Maturity Date, or (b) an Event of Default and the election by Agent or the Required Lenders to require that payments and proceeds of Collateral be applied pursuant to Section 2.4(b)(iii) of this Agreement.

“Appraised Value” means the net appraised recovery value of the Inventory as set forth in the Borrower’s stock ledger (expressed as a percentage of the cost of such Inventory) as reasonably determined from time to time by reference to the most recent appraisal received by the Agent in accordance with Section 5.2.

“A/R Component” shall mean the amount equal to (a) the Borrowing Base, less (b) the amounts included in items (b) through (e), inclusive, of the Borrowing Base.

“Asset Dispositions” means the conveyance, sale, lease, license, assignment, transfer, or other disposition of any of assets (including by an allocation of assets among newly divided limited liability companies pursuant to a “plan of division”), other than any Permitted Disposition.

“ASGI” means Algoma Steel Group Inc.

“Assignee” has the meaning specified therefor in Section 13.1(a) of this Agreement.

“Assignment and Acceptance” means an Assignment and Acceptance Agreement substantially in the form of Exhibit A-1 to this Agreement.

“Associate” shall mean (i) any Person engaged in a Similar Business of which the Borrower or its Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (ii) any joint venture entered into by the Borrower or any Restricted Subsidiary of the Borrower.

“Authorized Officer” shall mean, with respect to (i) delivering the Notice of Borrowing, Notices of Conversion/Continuation and similar notices, any person or persons that has or have been authorized by the Board of Directors of the Borrower to deliver such notices pursuant to this Agreement, (ii) delivering financial information and officer’s certificates pursuant to this Agreement, the chief financial officer, vice president, finance, the treasurer or the principal accounting officer of the Borrower, and (iii) any other matter in connection with this Agreement or any other Loan Document, any officer (or a Person or Persons who is duly authorized to represent any such entity) of the Borrower or other Loan Party, as applicable.

“Authorized Person” means any one of the individuals identified as an officer of the Borrower on Schedule A-2 to this Agreement, or any other individual identified by the Borrower as an authorized person and authenticated through Agent’s electronic platform or portal in accordance with its procedures for such authentication.

“Availability” means, as of any date of determination, the amount that Borrower is entitled to borrow as Revolving Loans under Section 2.1 of this Agreement (after giving effect to the then outstanding Revolver Usage).

“Available Increase Amount” means, as of any date of determination, an amount equal to the result of (a) $100,000,000, minus (b) the aggregate principal amount of Increases to the Revolver Commitments previously made pursuant to Section 2.14 of this Agreement. For greater certainty, as of the Amendment No. 3 Effective Date, the Available Increase Amount is $25,000,000.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.12(d)(iii)(D).

“Average Excess Availability” means, with respect to any period, the sum of the aggregate amount of Excess Availability for each day in such period (as calculated by Agent as of the end of each respective day) divided by the number of days in such period.

“Average Revolver Usage” means, with respect to any period, the sum of the aggregate amount of Revolver Usage for each day in such period (calculated as of the end of each respective day) divided by the number of days in such period.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bank Product” means any one or more of the following financial products or accommodations extended to any Loan Party or any of its Subsidiaries by a Bank Product Provider: (a) Cash Management Services, or (b) transactions under Hedge Agreements.

“Bank Product Agreements” means those agreements entered into from time to time by any Loan Party or any of its Subsidiaries with a Bank Product Provider in connection with the obtaining of any of the Bank Products. For the purposes of the ABL Intercreditor Agreement and any other Loan Document, the term “Treasury Services Agreement” shall mean each applicable Bank Product Agreement relating to Cash Management Services.

“Bank Product Collateralization” means providing cash collateral (pursuant to documentation reasonably satisfactory to Agent) to be held by Agent for the benefit of the Bank Product Providers (other than the Hedge Providers) in an amount determined by Agent as sufficient to satisfy the reasonably estimated credit exposure, operational risk or processing risk with respect to the then existing Bank Product Obligations (other than Hedge Obligations).

“Bank Product Obligations” means (a) all obligations, liabilities, reimbursement obligations, fees, or expenses owing by each Loan Party and its Subsidiaries to any Bank Product Provider pursuant to or evidenced by a Bank Product Agreement and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, (b) all Hedge Obligations to any Bank Product Provider pursuant to or evidenced by a Bank Product Agreement, and (c) all amounts that Agent or any Lender is obligated to pay to a Bank Product Provider as a result of Agent or such Lender purchasing participations from, or executing guarantees or indemnities or reimbursement obligations to, a Bank Product Provider with respect to the Bank Products provided by such Bank Product Provider to a Loan Party or its Subsidiaries. For the purposes of the ABL Intercreditor Agreement and any other Loan Document, the term “Cash Management Obligations” shall mean all Bank Product Obligations relating to Cash Management Services and the term “Hedging Obligations” shall mean all Bank Product Obligations that are Hedge Obligations.

“Bank Product Provider” means any Lender or any of its Affiliates, including each of the foregoing in its capacity, if applicable, as a Hedge Provider; provided that no such Person (other than Wells Fargo or its Affiliates) shall constitute a Bank Product Provider with respect to a Bank Product unless and until Agent receives a Bank Product Provider Agreement from such Person (a) on or prior to the Closing Date (or such later date as Agent shall agree to in writing in its sole discretion) with respect to Bank Products provided on or prior to the Closing Date, or (b) on or prior to the date that is 10 days after the provision of such Bank Product to a Loan Party or its Subsidiaries (or such later date as Agent shall agree to in writing in its sole discretion) with respect to Bank Products provided after the Closing Date; provided further that if, at any time, a Lender ceases to be a Lender under this Agreement (prior to the payment in full of the Obligations), the obligations with respect to Bank Product Agreements entered into with such former Lender or any of its Affiliates shall continue to constitute Bank Product Obligations and shall remain secured pursuant to the Loan Documents.

“Bank Product Provider Agreement” means an agreement in substantially the form attached hereto as Exhibit B-2 to this Agreement, in form and substance satisfactory to Agent, duly executed by the applicable Bank Product Provider, the applicable Loan Parties, and Agent. For the purposes of the ABL Intercreditor Agreement and any other Loan Document, the term “ABL Hedge Letter Agreement” shall mean a “Bank Product Provider Agreement” relating to Hedge Obligations.

“Banking Services Product Amount” has the meaning assigned to such term in the definition of “Obligations”.

“Banking Services Product Reserves” shall mean, at any time, the reserve that may be established by the Agent from time to time in its Permitted Discretion in respect of Bank Product Obligations, which shall not exceed the aggregate Banking Services Product Amounts in respect of such Obligations at such time.

“Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time.

“Base Rate” means the U.S. Base Rate or the Canadian Base Rate, as the context may require.

“Base Rate Loan” means each portion of the Revolving Loans that bears interest at a rate determined by reference to a Base Rate.

“Benchmark” means, initially, with respect to (a) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark for Dollars, then “Benchmark” for Dollars, means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.12(d)(iii), and (b) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Canadian Dollars, the Term CORRA Reference Rate; provided, that if a Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate or the then-current Benchmark for Canadian Dollars, then “Benchmark” for Canadian Dollars, means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.12(d)(iii).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event for any then-current Benchmark, the sum of: (a) the alternate benchmark rate that has been selected by Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for such then-current Benchmark for syndicated credit facilities denominated in the applicable Currency at such time and (b) the related Benchmark Replacement Adjustment; provided that, in each case, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement shall be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Available Tenor, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable Currency at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to any then-current Benchmark for any Currency:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been, or all Available Tenors of such Benchmark (or such component thereof) have been, determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if such Benchmark (or such component thereof), or any Available Tenor of such Benchmark (or such component thereof), continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any then-current Benchmark for any Currency, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof), or all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors, the Federal Reserve Bank of New York, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, if the then-current Benchmark has any Available Tenors, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event with respect to any then-current Benchmark for any Currency, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means, with respect to any then-current Benchmark for any Currency, the period (if any) (x) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12(d)(iii) and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12(d)(iii).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means a “defined benefit plan” (as defined in Section 3(35) of ERISA) for which any Loan Party or any of its Subsidiaries or ERISA Affiliates has been an “employer” (as defined in Section 3(5) of ERISA) within the past six years.

“BHC Act Affiliate” of a Person means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such Person.

“BIA” shall mean the Bankruptcy and Insolvency Act (Canada) as such legislation now exists or may from time to time hereafter be amended, modified, recodified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.

“Blocked Accounts” has the meaning specified therefor in Section 5.16(e).

“Board of Directors” means, as to any Person, the board of directors (or comparable managers) of such Person, or any committee thereof duly authorized to act on behalf of the board of directors (or comparable managers).

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Borrower” has the respective meanings specified therefor in the preamble to this Agreement.

“Borrower Materials” has the meaning specified therefor in Section 17.9(c) of this Agreement.

“Borrowing” means a borrowing consisting of Revolving Loans made on the same day by the Lenders (or Agent on behalf thereof), or by Swing Lender in the case of a Swing Loan, or by Agent in the case of an Extraordinary Advance.

“Borrowing Base” means, as of any date of determination subject to adjustment as provided below, the Dollar Equivalent of the amount equal to the sum of, without duplication:

(a) 85.0% of the Eligible Accounts (provided that such percentage shall be increased to 90% in the case of (A) any Eligible Investment Grade Account, or (B) that portion of any Eligible Account subject to Acceptable Credit Support), plus

(b) the lesser of (i) 75.0% of the Value of Eligible Inventory consisting of raw materials and (ii) 85.0% of the Net Recovery Cost Percentage multiplied by the Value of Eligible Inventory consisting of raw materials, plus

(c) the lesser of (i) 75.0% of the Value of Eligible Inventory consisting of work in process and (ii) 85.0% of the Net Recovery Cost Percentage multiplied by the Value of Eligible Inventory consisting of work in process, plus

(d) the lesser of (i) 85% of the Value of Eligible Inventory consisting of finished goods and (ii) 85.0% of the Net Recovery Cost Percentage multiplied by the Value of Eligible Inventory consisting of finished goods, plus

(e) the least of (i) 75.0% of the Value of Eligible Inventory consisting of bulk sales Inventory (including by-products and supplies), (ii) 85.0% of the Net Recovery Cost Percentage multiplied by the Value of Eligible Inventory consisting of bulk sales Inventory (including by-products and supplies) and (iii) $10,000,000 in the aggregate, plus

(f) 100% of the Qualified Cash of the Loan Parties, taken as a whole, in an aggregate amount not to exceed $20,000,000, minus

(g) subject to Section 2.2, any Reserves established from time to time by the Agent in its Permitted Discretion.

For any purpose under any Loan Documents requiring the determination of the Borrowing Base, such Borrowing Base shall be the Borrowing Base as set forth in the most recently delivered Borrowing Base Certificate delivered to the Agent in accordance with Section 5.2; provided that, subject to Section 2.2:

(i) on any date of determination of the Borrowing Base, all of the Accounts owned by each Borrowing Base Party, as applicable, and reflected in the most recent Borrowing Base Certificate delivered by the Borrower to the Agent shall be Eligible Accounts for the purposes of this Agreement, except any Accounts to which any of the applicable exclusionary criteria or in the definition of Eligible Accounts applies;

(ii) on any date of determination of the Borrowing Base, each category of Inventory of each Borrowing Base Party, as applicable, and reflected in the most recent Borrowing Base Certificate delivered by the Borrower to the Agent shall be Eligible Inventory for the purposes of this Agreement, except any Inventory to which any of the exclusionary criteria or in the definition of Eligible Inventory applies; and

(iii) in connection with any Subject Acquisition, the Borrower may submit a Borrowing Base Certificate reflecting a calculation of the Borrowing Base that includes the Eligible Accounts and Eligible Inventory acquired in connection with such Subject Acquisition (the “Acquired Eligible Accounts” and the “Acquired Eligible Inventory”, respectively) and, from and after the date on which such Subject Acquisition is consummated (the “Acquisition Date”), the Borrowing Base hereunder shall be calculated giving effect thereto; provided further that prior to the completion of a field examination and inventory appraisal with respect to such Acquired Eligible Accounts and Acquired Eligible Inventory, such adjustment to the Borrowing Base shall be limited to the lesser of (1) 5% of the total Borrowing Base and (2) from the Acquisition Date and for each subsequent Borrowing Base Certificate that is required to be delivered after the Acquisition Date and (I) prior to the date that is ninety days after the Acquisition Date, the sum of (x) 70% of such Acquired Eligible Accounts plus (y) 70% of the lesser of (i) the book value of such Acquired Eligible Inventory and (ii) the estimated Appraised Value (determined in a manner consistent with the most recent inventory appraisal provided to the Agent) of such Acquired Eligible Inventory and (II) thereafter, the Borrowing Base shall not include such assets until the applicable field examination and inventory appraisal has been completed with respect to such assets.

Subject to Section 2.2, the Agent shall have the right (but not the obligation) to review such computations and if, in its Permitted Discretion, such computations have not been calculated in accordance with the terms of this Agreement, the Agent shall have the right to correct any such errors in such manner it shall determine in its Permitted Discretion.

Notwithstanding the foregoing, but subject to Section 2.2, the Agent reserves the right (but not the obligation), at any time and from time to time after the Closing Date, to adjust the criteria set forth in the definition of Eligible Accounts and Eligible Inventory and to establish new criteria with respect to Eligible Accounts and Eligible Inventory in its Permitted Discretion subject to the approval of the ~~Supermajority~~Required Lenders in the case of adjustments or new criteria which, when compared to such criteria as provided herein on the Closing Date have the effect of increasing the amount of the Borrowing Base. The Agent shall provide the Borrower with notice (which may be provided verbally to an Authorized Officer of the Borrower) of any such changes which adversely affects the amount of the Borrowing Base and will explain the reasons for such change and discuss any mitigating factors with the Borrower; provided, however, the decision of the Agent on such change shall be binding so long as it is made in accordance with Section 2.2 and on the basis of the exercise of its Permitted Discretion.

“Borrowing Base Certificate” means a certificate substantially in the form of Exhibit B-1 to this Agreement, which such form of Borrowing Base Certificate may be amended, restated, supplemented or otherwise modified from time to time (including without limitation, changes to the format thereof), as approved by Agent in Agent’s sole discretion.

“Borrowing Base Guarantor” shall mean any Wholly-Owned Subsidiary of the Borrower which (i) is a Subsidiary Guarantor organized under the laws of the United States or any state thereof or the District of Columbia or under the laws of Canada or of any Canadian province or territory, (ii) is able at the time it becomes a Borrowing Base Guarantor to prepare all collateral reports in a comparable manner to the Borrower’s reporting procedures and (iii) has executed and delivered to the Agent such joinder agreements to the Guarantee, contribution and set-off agreements and other Security Documents as the Agent has reasonably requested so long as the Agent has received and approved, in its reasonable discretion, (x) a collateral field exam and appraisal of such Wholly-Owned Subsidiary reasonably acceptable to the Agent and (y) all UCC and PPSA search results necessary to confirm the Agent’s first priority Lien on all of such Borrowing Base Guarantor’s personal property constituting Collateral, subject to Permitted Liens.

“Borrowing Base Party” means the Borrower and each Borrowing Base Guarantor.

“Borrowing Base Weekly Period” means the period of time (A) commencing on the date when: (a) Specified Excess Availability is less than the greater of (i) 12.5% of the Line Cap and (ii) $25,000,000, in each case of clause (i) or clause (ii), for five consecutive Business Days or (b) a Specified Event of Default has occurred and is continuing; and (B) lasting until the date when: (a) Specified Excess Availability is greater than or equal to the greater of (i) 12.5% of the Line Cap and (ii) $25,000,000, in each case of clause (i) or clause (ii), for thirty (30) consecutive calendar days and (y) no Specified Event of Default has occurred and is continuing during such thirty (30) consecutive calendar day period.

“Business Day” shall mean any day except Saturday, Sunday and any day which shall be in Toronto, Ontario or New York, New York, a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close; provided that in relation to Loans referencing the Adjusted Term SOFR and any interest rate settings, fundings, disbursements, settlements or payments of any such Loans referencing the Adjusted Term SOFR or any other dealings of such Loans referencing the Adjusted Term SOFR, any such day that is a U.S. Government Securities Business Day.

“Calculation Period” shall mean, with respect to any Specified Transactions or any other event expressly required to be calculated on a Pro Forma Basis pursuant to the terms of this Agreement, the Test Period most recently ended prior to the date of such Specified

Transaction or other event for which financial statements have been delivered to the Agent pursuant to Section 5.1.

“Canadian Base Rate” means, on any day, the rate per annum equal to the greater of (a) the Floor, (b) the Adjusted Term CORRA for a one-month tenor as in effect on such day plus 0.50% (provided that clause (b) shall not be applicable during any period in which Adjusted Term CORRA is unavailable, unascertainable or illegal), and (c) the “prime rate” for Canadian Dollar commercial loans made in Canada as reported by Thomson Reuters under Reuters Instrument Code <CAPRIME=> on the “CA Prime Rate (Domestic Interest Rate) – Composite Display” page (or any successor page or such other commercially available service or source (including the Canadian Dollar “prime rate” announced by a Schedule I bank under the Bank Act (Canada) as Agent may designate from time to time)). Any change in the Canadian Base Rate due to a change in the foregoing rate shall be effective as of the opening of business on the effective day of such change.

“Canadian Base Rate Loan” means each portion of the Revolving Loans that bears interest at a rate determined by reference to the Canadian Base Rate.

“Canadian Base Rate Margin” has the meaning set forth in the definition of Applicable Margin.

“Canadian Dollars” or “Cdn$” means the lawful currency of Canada, as in effect from time to time.

“Canadian Insolvency Laws” shall mean any of the BIA, the CCAA and the Winding-Up and Restructuring Act (Canada) and any other applicable insolvency or other similar law of Canada, including any corporate or other law of any applicable jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Canadian Loan Party” means the Parent, the Borrower and each Subsidiary Guarantor that is a Canadian Restricted Subsidiary of Parent and is not an Excluded Subsidiary.

“Canadian Pledge Agreement” means that certain Canadian pledge agreement, dated as of the Original Closing Date, entered into by each Canadian Loan Party, pledging all of the Equity Interests (other than Excluded Assets) in any Canadian Restricted Subsidiary of the Borrower.

“Canadian Restricted Subsidiary” means, at any time, any direct or indirect Canadian Subsidiary of the Parent that is not then an Unrestricted Subsidiary; provided that upon the occurrence of any such Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Canadian Subsidiary shall be included in the definition of “Canadian Restricted Subsidiary.”

“Canadian Security Agreement” means the Canadian Security Agreement dated as of the Original Closing Date and entered into by each Canadian Loan Party, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Canadian Subsidiary” means any Subsidiary of a Person incorporated or organized or resident in Canada or any province or territory thereof.

“CapEx Facilities” shall mean, collectively, those capital expenditure credit facilities provided to the Borrower pursuant to (a) the Ontario CapEx Facility, (b) the Federal CapEx Facility (c) (x) the SIF CapEx Facility, (y) the SIF Grant Facility, and (z) the SIF 2021 CapEx Facility, and (d) the Infrastructure Loan Facility.

“Capital Expenditures” means, with respect to any Person for any period, the aggregate of, without duplication, (a) all expenditures (whether paid in cash or accrued as liabilities and including capitalized research and development costs and capitalized software expenditures) by the Borrower and its Restricted Subsidiaries during such period that, in conformity with IFRS, are or are required to be included as additions during such period to property, plant or equipment reflected in the consolidated balance sheet of the Borrower and its Restricted Subsidiaries and (b) Capitalized Lease Obligations incurred by the Borrower and its Restricted Subsidiaries during such period.

“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with IFRS.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of IFRS (but subject to Section 1.2(b)). The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of IFRS, and the stated maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Captive Insurance Subsidiary” shall mean any Restricted Subsidiary of the Borrower that is subject to regulation as an insurance company (or any Restricted Subsidiary thereof).

“Cash Equivalents” means:

(a) (i) United States Dollars, Euro, or any national currency of any member state of the European Union or Canada; or (ii) any other foreign currency held by the Borrower and the Restricted Subsidiaries in the ordinary course of business;

(b) securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments, a member state of the European Union or, in each case, or any agency or instrumentality of the foregoing (provided that the full faith and credit obligation of such country or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(c) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any lender or by any bank or trust company (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $250,000,000;

(d) repurchase obligations for underlying securities of the types described in clauses (b), (c) and (g) entered into with any bank meeting the qualifications specified in clause (c) above;

(e) commercial paper rated at least (i) “A-1” or higher by S&P or “P-1” or higher by Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) maturing within two years after the date of creation thereof or (ii) “A-2” or higher by S&P or “P-2” or higher by Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) maturing within one year after the date of creation thereof, or, in each case, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt;

(f) marketable short-term money market and similar securities having a rating of at least “P-2” or “A-2” from either S&P or Moody’s, respectively (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) and in each case maturing within 24 months after the date of creation or acquisition thereof;

(g) readily marketable direct obligations issued by any state, province, commonwealth or territory of the United States of America or Canada or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest ratings categories by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of not more than two years from the date of acquisition;

(h) readily marketable direct obligations issued by any foreign government or any political subdivision, taxing authority or public instrumentality thereof, in each case, having one of the two highest ratings categories obtainable by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of not more than two years from the date of acquisition;

(i) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated within the three highest ratings categories by S&P or Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower);

(j) with respect to any Foreign Subsidiary: (i) obligations of the national government of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, in each case maturing within one year after the date of investment therein, (ii) certificates of deposit of, bankers acceptance of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least “A-1” or the equivalent thereof or from Moody’s is at least “P-1” or the equivalent thereof (any such bank being an “Approved Non-U.S. Bank”), and in each case with maturities of not more than 270 days from the date of acquisition and (iii) the equivalent of demand deposit accounts which are maintained with an Approved Non-U.S. Bank;

(k) Indebtedness or Preferred Equity Interests issued by Persons with a rating of (i) “A” or higher from S&P or “A-2” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of 24 months or less from the date of acquisition, or (ii) “A-” or higher from S&P or “A-3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization selected by the Borrower) with maturities of 12 months or less from the date of acquisition;

(l) bills of exchange issued in the United States, Canada, a member state of the European Union or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(m) [Reserved]; and

(n) interests in any investment company, money market, enhanced high yield fund or other investment fund which invests 90% or more of its assets in instruments of the types specified in clauses (a) through (m) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (a) above, provided that such amounts are converted into any currency listed in clause (a) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): automated clearing house transfers of funds, treasury, depository, credit or debit card, purchasing card, and/or cash management services, including controlled disbursement services, overdraft facilities, foreign exchange facilities and currency management services, deposit and other accounts, merchant services, netting services, check drawing services, automated payment services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services), cash pooling services and any arrangements or services similar to any of the foregoing and/or otherwise in connection with cash management and deposit accounts.

“Cash Management System” has the meaning specified therefor in Section 5.16(c).

“CCAA” means the Companies’ Creditors Arrangement Act (Canada), as such legislation now exists or may from time to time hereafter be amended, modified, recodified, supplemented or replaced, together with all rules, regulations and interpretations thereunder or related thereto.

“Change in Law” means the occurrence after the date of this Agreement of: (a) the adoption or effectiveness of any law, rule, regulation, judicial ruling, judgment or treaty, (b) any change in any law, rule, regulation, judicial ruling, judgment or treaty or in the administration, interpretation, implementation or application by any Governmental Authority of any law, rule, regulation, guideline or treaty, (c) any new, or adjustment to, requirements prescribed by the Board of Governors for “Eurocurrency Liabilities” (as defined in Regulation D of the Board of Governors), requirements imposed by the Federal Deposit Insurance Corporation, or similar requirements imposed by any domestic or foreign governmental authority or resulting from compliance by Agent or any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority and related in any manner to any then-current Benchmark, or (d) the making or issuance by any Governmental Authority of any request, rule, guideline or directive, whether or not having the force of law; provided that, notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, and (ii) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means that (i) the Parent shall at any time cease to own, directly or indirectly, 100% of the Equity Interests of the Borrower (or any Successor Company that has complied with the requirements of Section 6.3(a)) or (ii) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act as in effect on the Closing Date) (but excluding (x) any Plan of such Person and its Subsidiaries and/or any Person acting in its capacity as the trustee, agent or other fiduciary or administrator of any such Plan and (y) one or more Permitted Holders), of Equity Interests representing more than 35% of the total voting power of all of the outstanding voting Equity Interests of the Parent and such percentage of the total voting power of all of the outstanding voting Equity Interests of the Parent is sufficient to elect or appoint a majority of the Board of Directors of the Parent.

“Closing Date” means the date on which Agent sends the Borrower a written notice that each of the conditions precedent set forth on Schedule 3.1 to this Agreement either have been satisfied or have been waived.

“Code” means the New York Uniform Commercial Code, as in effect from time to time.

“Collateral” means all assets and interests in assets and proceeds thereof now owned or hereafter acquired by any Loan Party or its Subsidiaries in or upon which a Lien is granted by such Person in favor of Agent or the Lenders under any of the Loan Documents.

“Collateral Access Agreement” means a landlord waiver, bailee letter, or acknowledgement agreement of any lessor, warehouseman, processor, consignee, or other Person in possession of, having a Lien upon, or having rights or interests in any Loan Party’s or its Subsidiaries’ books and records, Equipment, or Inventory, in each case, in form and substance reasonably satisfactory to Agent.

“Collateral and Guarantee Requirement” means, at any time, subject to (x) the applicable limitations set forth in this Agreement and/or any other Loan Document and (y) the time periods (and extensions thereof) set forth in Section 5.12 of this Agreement, the requirement that:

(a) the Agent shall have received (i) a joinder agreement or such comparable documentation to become a Subsidiary Guarantor to this Agreement, (ii) a joinder agreement to each applicable Security Document, substantially in the form annexed thereto or, in the case of a Foreign Subsidiary, execute a security agreement compatible with the laws of such Foreign Subsidiary’s jurisdiction in form and substance reasonably satisfactory to the Agent, (iii) the certificates, if any, representing all of the Equity Interests of the applicable Restricted Subsidiary (other than any such Equity Interests constituting Excluded Assets), together with undated stock powers or other appropriate instruments of transfer executed and delivered in blank by a duly authorized officer of the holder(s) of such Equity Interests, and all intercompany notes owing from such Restricted Subsidiary to any Loan Party together with instruments of transfer executed and delivered in blank by a duly authorized officer of the applicable Loan Party, (iv) if the Restricted Subsidiary required to comply with the requirements set forth in this definition pursuant to Section 5.12 owns registrations of or applications for U.S. or Canadian patents, U.S. or Canadian trademarks and/or U.S. or Canadian copyrights and/or Canadian Industrial Designs that constitute Collateral, intellectual property security agreements for filing with the United States Patent and Trademark Office and United States Copyright Office and Canadian Intellectual Property Office, as applicable, (v) a completed Perfection Certificate, (vi) UCC or PPSA financing statements or financing change statements in appropriate form for filing in such jurisdictions as the Agent may reasonably request, (vii) an executed joinder to the ABL Intercreditor Agreement or an Acceptable Intercreditor Agreement that is then applicable in substantially the form attached as an exhibit thereto, (viii) such other documents or instruments, or evidence of such other actions taken, in each case as reasonably requested to cause the Lien created by the applicable Security Document to be duly perfected to the extent required by such Security Document in accordance with all applicable Requirements of Law and Perfection Requirements and (ix) to the extent reasonably requested by the Agent, customary legal opinions, board resolutions and officers’ certificates in each case consistent with those delivered on the Closing Date or from time to time pursuant to Section 5.12; and

(b) the Agent shall have received with respect to each Mortgaged Property:

(i) a Mortgage encumbering each Mortgaged Property in favor of the Agent, for the benefit of the Secured Parties, duly executed and acknowledged by each Loan Party that is the owner of or holder of any interest in such Mortgaged Property, and registered as a first priority (subject to each Acceptable Intercreditor Agreement than extant) Mortgage in the registry office where each such Mortgaged Property is situated, and such financing statements and any other instruments necessary to grant a mortgage lien under the laws of any applicable jurisdiction, all of which shall be in form and substance reasonably satisfactory to Agent;

(ii) such consents, approvals, amendments, supplements, memoranda of leases, or other instruments as required by the Agent, acting reasonably, in order for the owner or holder of the fee or leasehold interest constituting such Mortgaged Property to grant the Lien contemplated by the Mortgage with respect to such Mortgaged Property, if applicable;

(iii) a policy of title insurance insuring the Lien of such Mortgage as a valid first priority (subject to each Acceptable Intercreditor Agreement than extant) Mortgage Lien, subject only to Permitted Liens, on the Mortgaged Property in an amount reasonably acceptable to the Agent (not to exceed the Fair Market Value of such Mortgaged Property) and which policy (each, a “Mortgage Policy”) shall (A) be issued by the Title Company, (B) to the extent necessary, include such reinsurance arrangements (with provisions for direct access, if necessary) as shall be reasonably acceptable to the Agent, (C) have been supplemented by such endorsements, to the extent not included in the standard coverage, as shall be reasonably requested by the Agent, and (D) contain no exceptions to title other than Permitted Liens, all of which shall be in form and substance reasonably satisfactory to the Agent;

(iv) evidence reasonably acceptable to the Agent of payment by the Borrower of all Mortgage Policy premiums, mortgage and similar taxes and other costs and expenses required for the registration of the Mortgages and issuance of the title policies referred to above;

(v) copies of all Leases generating annual rent in excess of $500,000 in which the Borrower or any Subsidiary holds the lessor’s interest or other agreements relating to possessory interests, if any;

(vi) if requested by the Agent, evidence that each Loan Party shall have made all notifications, registrations and filings, to the extent required by, and in accordance with, all Governmental Real Property Disclosure Requirements applicable to such Mortgaged Property, if any;

(vii) if requested by the Agent, with respect to any Mortgage delivered pursuant to Section 5.12(e), a Survey;

(viii) favorable written opinions, addressed to the Agent and the Secured Parties, of local counsel to the Loan Parties in each jurisdiction (i) where a Mortgaged Property is located and (ii) where the applicable Credit Party granting the Mortgage on such Mortgaged Property is organized, regarding the due authority, execution, delivery, perfection (solely with respect to the related personal property) and enforceability of each such Mortgage, the corporate formation, existence and good standing of the applicable Loan Party, and such other matters as may be reasonably requested by the Agent, each in form and substance reasonably satisfactory to the Agent; and

(ix) with respect to any Mortgaged Property located in the United States, a “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower or the applicable Loan Party) and, in the event any such property is a Flood Hazard Property, evidence of flood insurance as required by this Agreement.

Notwithstanding any provision of any Loan Document to the contrary, if any mortgage tax or similar tax or charge is owed on the entire amount of the Obligations evidenced hereby in connection with the delivery of a mortgage or UCC and/or PPSA fixture filing pursuant to clause (b) above, then, to the extent permitted by, and in accordance with, applicable Requirements of Law, the amount of such mortgage tax or similar tax or charge shall be calculated based on the lesser of (x) the amount of the Obligations allocated to the applicable Mortgaged Property and (y) the Fair Market Value of the applicable Mortgaged Property at the time the Mortgage is entered into and determined in a manner reasonably acceptable to Agent and the Borrower.

“Commitment” means, with respect to each Lender, its Revolver Commitment, and, with respect to all Lenders, their Revolver Commitments, as the context requires, in each case as such Dollar amounts are set forth beside such Lender’s name under the applicable heading on Schedule C-1 to this Agreement or in the Assignment and Acceptance pursuant to which such Lender became a Lender under this Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of this Agreement.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Commodity Linked Transaction” shall mean any physically-settled commodity forward or forward option transaction, commodity intermediation transaction, commodity repurchase or reverse repurchase transaction, commodity inventory monetization transaction, pre-paid commodity swap, commodity consignment arrangement, or other similar commodity linked transaction (in each case, howsoever described, whether or not involving prepayment and/or payment or performance delays, and, for the avoidance of doubt, including any such transactions under a purchase and sale agreement, repurchase agreement, intermediation agreement, forward agreement, ISDA master agreement or similar master agreement).

“Commodity Linked Transaction Property” means commodity the title to which is, or is deemed to be, owned by or transferred to a Hedge Provider under a Commodity Linked Transaction.

“Compensation Lender” has the meaning specified therefor in Section 14.2(a) of this Agreement.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C-1 to this Agreement delivered by the chief financial officer or treasurer of the Borrower to Agent.

“Confidential Information” has the meaning specified therefor in Section 17.9(a) of this Agreement.

“Conforming Changes” means, with respect to either the use or administration of any initial Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “U.S. Base Rate”, the definition of “Canadian Base Rate”, the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the length of lookback periods, the applicability of Section 2.12 and other technical, administrative or operational matters) that Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by Agent in a manner substantially consistent with market practice (or, if Agent decides that adoption of any portion of such market practice is not administratively feasible or if Agent determines that no market practice for the administration of any such Benchmark Replacement exists, in such other manner of administration as Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated Cash Interest Expense” shall mean, for any period, Consolidated Interest Expense for such period, excluding any amount not payable in cash for such period.

“Consolidated Debt Service Charges” means, for any period, the sum, without duplication, of the amounts determined for the Borrower and its Restricted Subsidiaries on a consolidated basis equal to: (i) Consolidated Cash Interest Expense plus (ii) the aggregate amount of all Dividends or distributions on or in respect of the Borrower’s or any Restricted Subsidiary’s Equity Interests paid in cash in respect of Disqualified Equity Interests.

“Consolidated Depreciation and Amortization Expense” shall mean, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees or costs, capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and amortization of favorable or unfavorable lease assets or liabilities, of such Person and its

Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS.

“Consolidated EBITDA” shall mean, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(a) increased (without duplication) by:

(i) provision for taxes based on income or profits or capital, including state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period, including any penalties and interest relating to any tax examinations, deducted (and not added back) in computing Consolidated Net Income; plus

(ii) Consolidated Debt Service Charges of such Person for such period, in each case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income (including (x) net losses or any Hedge Obligations or other derivative instruments entered into for the purpose of hedging interest rate, currency or commodities risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (t) through (z) in clause (1) thereof), including (i) fees and expenses paid to the Agent in connection with its services hereunder, (ii) other bank, administrative agency (or trustee) and financing fees (including rating agency fees and other fees in respect of any Term Loan Facility) and (iii) commissions, discounts and other fees and charges owed with respect to revolving commitments, letters of credit, bank guarantees, bankers’ acceptances or any similar facilities or financing and hedging agreements; plus

(iii) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(iv) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the CapEx Facilities, this Agreement and any Term Loan Facility, and (ii) any amendment or other modification of the Loan Documents, the Term Loan Facility Documents and the CapEx Facilities, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(v) the amount of any restructuring charge or reserve, integration cost or other business optimization expense or cost that is deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions or divestitures after the Closing Date, and costs related to the closure and/or consolidation of facilities and to exiting lines of business; provided that, from and after the fourth full Fiscal Quarter occurring after the Closing Date, the aggregate amount added to or included in Consolidated EBITDA pursuant to this clause (e) shall not, for any Test Period, exceed $20,000,000 in any such Test Period; plus

(vi) any other non-cash charges, write-downs (in the case of inventory, not exceeding $20,000,000 in any twelve month fiscal period), expenses, losses or items reducing Consolidated Net Income for such period including any impairment charges or the impact of purchase accounting (excluding (i) any such non-cash charge, write-down or item to the extent it represents an accrual or reserve for a cash expenditure for a future period and (ii) any amortization attributable to any prepaid expense that was paid in cash in a prior period) or other items classified by the Borrower as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period) not to exceed $20,000,000 per annum; plus

(vii) the amount of any minority interest expense consisting of Restricted Subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Restricted Subsidiary; plus

(viii) [Reserved]; plus

(ix) any costs or expense incurred by the Borrower or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of an issuance of Equity Interests (other than Disqualified Equity Interests) of the Borrower solely to the extent that such net cash proceeds are excluded from the calculation set forth in Section 6.7; plus

(x) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(xi) any net loss included in the Consolidated Net Income attributable to non-controlling interests pursuant to the application of Accounting Standards Codification Topic 810-10-45 (“Topic 810”); plus

(xii) realized foreign exchange losses resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Borrower and its Restricted Subsidiaries; plus

(xiii) net realized losses from Hedge Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements; plus

(xiv) pro forma adjustments, including pro forma “run rate” cost savings, operating expense reductions, operational improvements and synergies (collectively, “Expected Cost Savings”) (net of actual amounts realized) (1) that are reasonably identifiable, factually supportable and projected by the Borrower in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of such Person) or (2) that have been identified to the Agent prior to the Closing Date (including by inclusion in any financial model, confidential information memorandum or quality of earnings or similar report or analysis) related to (x) the Transactions and (y) any permitted asset sale, acquisition (including the commencement of activities constituting a business line), combination, Investment, disposition (including the termination or discontinuance of activities constituting a business line), operating improvement, restructuring, cost savings initiative, any similar initiative (including the effect of increased pricing in customer contracts, the renegotiation or renewal of contracts and other arrangements or efficiencies from the shifting of production of one or more products from one manufacturing facility to another) and/or specified transaction, in each case prior to, on or after the Closing Date (any such operating improvement, restructuring, cost savings initiative or similar initiative or specified transaction, a “Cost Saving Initiative”) (in each case, calculated on a Pro Forma Basis as though such Expected Cost Savings and/or Cost Saving Initiative had been realized in full on the first day of such period); provided that the results of such Expected Cost Savings and/or Cost Saving Initiatives are projected by the Borrower in good faith to result from actions that have been taken or with respect to which steps have been taken or expected to be taken (in the good faith determination of the Borrower) within 18 months after (i) with respect to the Transactions, the Closing Date and (ii) with respect to any Cost Saving Initiative, the date of any such operating improvement, restructuring, cost savings initiative or similar initiative or specified transaction; provided further that the aggregate amount added to or included in Consolidated EBITDA pursuant to this clause (n) shall not, for any Test Period, exceed an amount equal to 20% of Consolidated EBITDA for such Test Period, calculated after giving effect to any such add-backs or inclusion;

(b) decreased (without duplication) by:

(i) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated EBITDA in such prior period; plus

(ii) realized foreign exchange income or gains resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Borrower and its Restricted Subsidiaries; plus

(iii) any net realized income or gains from Hedge Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements; plus

(iv) any net income included in Consolidated Net Income attributable to non-controlling interests pursuant to the application of Topic 810; plus

(v) interest income and income/gains related to taxes; and

(c) increased or decreased (without duplication) by, as applicable, any adjustments resulting from the application of Accounting Standards Codification Topic 460 or any comparable regulation.

“Consolidated Indebtedness” shall mean, as at any date of determination, the aggregate amount of all Indebtedness in respect of Indebtedness for borrowed money, Capitalized Lease Obligations, purchase money Indebtedness, Indebtedness evidenced by notes, bonds or similar instruments, unreimbursed drawings under letters of credit, Disqualified Equity Interests and Preferred Equity Interests, in each case, of the Borrower and its Restricted Subsidiaries on a consolidated basis (in each case, including any interest, fees or dividends paid in kind); provided that the amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness; provided further that “Consolidated Indebtedness” shall be calculated (for all purposes hereunder, including as a component of the definition of Consolidated Total Leverage Ratio, and any applications of such definitions) (i) net of Unrestricted Cash Amount, (ii) to exclude any obligation, liability or indebtedness of such Person if, upon or prior to the maturity thereof, such Person has irrevocably deposited with the proper Person in trust or escrow the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such obligation, liability or indebtedness, and thereafter such funds and evidences of such obligation, liability or indebtedness or other security so deposited are not included in the calculation of Unrestricted Cash Amount and (iii) to exclude obligations under any derivative transaction or under any Indebtedness that is non-recourse to the Borrower and its Restricted Subsidiaries. For the avoidance of doubt, for purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Loan Documents requires a calculation of any financial ratio or financial test (including the Consolidated Total Leverage Ratio) required to be satisfied as a condition to the incurrence of any Indebtedness, the proceeds of any Indebtedness being incurred in reliance on such ratio shall not be netted (but the Borrower may give pro forma effect to the repayment of any Indebtedness to be repaid with such proceeds).

“Consolidated Interest Expense” shall mean, with respect to any Person for any period, without duplication, the sum of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of any Hedge Obligations or other derivative instruments pursuant to IFRS), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedge Obligations with respect to Indebtedness, and excluding (s) any interest in relation to pension obligations and other post-employment obligations and benefits, (t) penalties and interest relating to taxes, (u) any additional cash interest owing pursuant to any registration rights agreement, (v) accretion or accrual of discounted liabilities other than Indebtedness, (w) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) interest with respect to Indebtedness of any parent of such Person appearing upon the balance sheet of such Person solely by reason of push-down accounting under IFRS; plus

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(c) other than in connection with the calculation of Consolidated EBITDA, interest income for such period.

“Consolidated Net Income” shall mean, with respect to any Person for any period, the net income (loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis for such period taken as a single accounting period determined in accordance with IFRS; provided, however, that there will not be included in such Consolidated Net Income:

(a) subject to the limitations contained in clause (3) below, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that Consolidated Net Income will be increased by the aggregate amount of dividends, distributions or other payments made in cash or Cash Equivalents (or converted into cash or Cash Equivalents) actually distributed by such Person to the Borrower or any other Restricted Subsidiary;

(b) [reserved];

(c) any net gain (or loss) realized upon the sale or other disposition of any asset (including pursuant to any Sale and Leaseback Transaction) or disposed operations of the Borrower or any Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Borrower);

(d) (i) any extraordinary, exceptional, unusual or nonrecurring gain, loss, charge or expense, or (ii) any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense;

(e) the cumulative effect of a change in accounting principles (effected by way of either a cumulative effect adjustment or as a retroactive application, in each case, in accordance with IFRS);

(f) any (i) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions and (ii) income (loss) attributable to deferred compensation plans or trusts;

(g) all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off, forgiveness or early extinguishment of Indebtedness;

(h) any unrealized gains or losses in respect of any Hedge Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of any Hedge Obligations;

(i) any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(j) any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Borrower or any Restricted Subsidiary owing to the Borrower or any Restricted Subsidiary;

(k) any purchase accounting effects including adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by IFRS and related authoritative pronouncements (including the effects of such adjustments pushed down to the Borrower and the Restricted Subsidiaries), as a result of any consummated acquisition, or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(l) any goodwill or other intangible asset impairment charge or write-off;

(m) any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or any Hedge Obligations or other derivative instruments;

(n) accruals and reserves that are established within twelve (12) months after the Closing Date that are so required to be established as a result of the Transactions in accordance with IFRS;

(o) any net unrealized gains and losses resulting from Hedge Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements;

(p) any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transaction, or the release of any valuation allowances related to such item; and

(q) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption.

In addition, to the extent not already included in the calculation of Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall (i) exclude any expenses and charges that are reimbursed by indemnification or other reimbursement provisions in connection with any investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder and (ii) include the proceeds of business interruption insurance in an amount representing the earnings for the applicable period that such proceeds are intended to replace (whether or not received so long as the Borrower in good faith expects to receive such proceeds within the next four fiscal quarters (with a deduction in the applicable future period for any amount so added back to the extent not so received within the next four fiscal quarters)).

“Consolidated Total Assets” shall mean the total assets of the Borrower and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Borrower delivered pursuant to Section 5.1; provided that for the period prior to the time any such statements are so delivered pursuant to Section 5.1, the financial statements delivered on the Closing Date pursuant to Schedule 3.1.

“Consolidated Total Leverage Ratio” shall mean, on any date of determination, the ratio of (x) Consolidated Indebtedness on such date to (y) Consolidated EBITDA for the Calculation Period, as applicable, most recently ended on or prior to such date.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meaning correlative thereto.

“Control Agreement” means a control agreement, in form and substance reasonably satisfactory to Agent, executed and delivered by a Loan Party or one of its Subsidiaries, Agent, and the applicable securities intermediary (with respect to a Securities Account) or bank (with respect to a Deposit Account).

“CORRA” means a rate equal to the Canadian Overnight Repo Rate Average as administered and published by the CORRA Administrator.

“CORRA Administrator” means the Bank of Canada (or a successor administrator of CORRA, as selected by Agent in its reasonable discretion).

“CORRA Deadline” has the meaning specified therefor in Section 2.12(b)(i) of this Agreement.

“CORRA Loan” means each portion of a Revolving Loan that bears interest at a rate determined by reference to Adjusted Term CORRA (other than pursuant to clause (b) of the definition of “Canadian Base Rate”).

“CORRA Margin” has the meaning given to it in the definition of Applicable Margin.

“CORRA Notice” means a written notice in the form of Exhibit M-1 to this Agreement.”CORRA Option” has the meaning specified therefor in Section 2.12(a) of this Agreement.

“Covenant Testing Period” means any period (x) commencing on the date on which Specified Excess Availability is less than the greater of (i) 10% of the Line Cap and (ii) $20,000,000 and (y) ending on the first date thereafter on which Specified Excess Availability has been equal to or greater than the greater of (i) 10% of the Line Cap and (ii) $20,000,000 in either case for thirty (30) consecutive days.

“Covered Entity” means any of the following:

(a) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(c) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning specified therefor in Section 17.15 of this Agreement.

“Credit Documents” means, collectively, the Loan Documents.

“Credit Party” means any Loan Party.

“Currencies” means Dollars and Canadian Dollars, and “Currency” means any of such Currencies.

“DB Plan” shall mean each Plan that is a defined benefit pension plan or which contains a defined benefit provision and is contributed to, or is required to be contributed to, by a Loan Party and that is or is required to be registered under the PBA, including, for greater certainty, the WRAP Pension Plan.

“Default” means an event, condition, or default that, with the giving of notice, the passage of time, or both, would be an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable Default or Event of Default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to Agent, Issuing Bank, or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two Business Days of the date when due, (b) has notified the Borrower, Agent or Issuing Bank in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable Default or Event of Default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by Agent or the Borrower, to confirm in writing to Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of any Insolvency Proceeding, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-in Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets (except, in the case of immunity from attachment of assets, to the extent the liabilities of such Lender (including judgments against it) are otherwise paid out of, or payable from, a fund of a Governmental Authority which was created and is then maintained for such purpose and is funded in an amount at least sufficient to satisfy such liabilities) or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination to the Borrower, Issuing Bank, and each Lender.

“Defaulting Lender Rate” means (a) for the first three days from and after the date the relevant payment is due, the Base Rate for the applicable currency, and (b) thereafter, the interest rate then applicable to Revolving Loans that are Base Rate Loans in the applicable currency (inclusive of the U.S. Base Rate Margin or Canadian Base Rate Margin applicable thereto).

“Deposit Account” shall mean a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization; provided that Deposit Account shall not include any Excluded Account.

“Designated Account” means, in respect of any Currency, the corresponding Deposit Account of the Borrower identified on Schedule D-1 to this Agreement (or such other Deposit Account of the Borrower located at Designated Account Bank that has been designated as such, in writing, by the Borrower to Agent).

“Designated Account Bank” has the meaning specified therefor in Schedule D-1 to this Agreement (or such other bank that is located within the United States that has been designated as such, in writing, by the Borrower to Agent).

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Borrower or any Restricted Subsidiary in connection with any Asset Disposition pursuant to Section 6.4 that is designated as Designated Non-Cash Consideration pursuant to a certificate of an Authorized Officer of the Borrower, setting forth the basis of such valuation (which amount will be reduced by the amount of cash or Cash Equivalents received in connection with a subsequent sale or conversion of such Designated Non-Cash Consideration to cash or Cash Equivalents).

“Designated Preferred Equity Interests” shall mean, with respect to the Borrower, Preferred Equity Interests (other than Disqualified Equity Interests) (a) that is issued for cash (other than to the Borrower or a Subsidiary of the Borrower or an employee stock ownership plan or trust established by the Borrower or any such Subsidiary for the benefit of their employees to the extent funded by the Borrower or such Subsidiary) and (b) that is designated as “Designated Preferred Equity Interests” pursuant to an officer’s certificate of the Borrower at or prior to the issuance thereof.

“Dilution” means, as of any date of determination, a percentage, based upon the experience of the immediately prior twelve (12) months, that is the result of dividing the Dollar amount of (a) bad debt write-downs, discounts, advertising allowances, credits, or other dilutive items with respect to Borrowing Base Parties’ Accounts during such period, by (b) Borrowing Base Parties’ billings with respect to Accounts during such period.

“Dilution Reserve” means, as of any date of determination, an amount sufficient to reduce the advance rate against Eligible Accounts by the extent to which Dilution is in excess of 5%.

“Disinterested Director” shall mean, with respect to any Affiliate Transaction, a member of the Board of Directors of the Borrower having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Borrower shall be deemed not to have such a financial interest by reason of such member’s holding Equity Interests of the Borrower or any options, warrants or other rights in respect of such Equity Interests.

“Disqualified Equity Interests” means any Equity Interests that, by their terms (or by the terms of any security or other Equity Interests into which they are convertible or for which they are exchangeable), or upon the happening of any event or condition (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part,(c) provide for the scheduled payments of dividends in cash, (d) are or become convertible into or exchangeable (unless at the sole option of the issuer thereof) for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, or (e) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof, in whole or in part, which may come into effect, in each case, prior to the date that is 91 days after the Maturity Date, provided however that any such Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Equity Interests upon the occurrence of a change in control or any disposition occurring on or prior to 91 days following the Maturity Date at the time such Equity Interest are issued shall not constitute Disqualified Equity Interests if such Equity Interests provide that the issuer thereof will not redeem any such Equity Interests pursuant to such provisions prior to the Maturity Date.

Notwithstanding the preceding sentence, (A) if such Equity Interests are issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers, independent contractors or consultants or by any such plan to such directors, officers, employees, members of management, managers, independent contractors or consultants, in each case in the ordinary course of business of the Parent Entities, the Borrower or any Restricted Subsidiary, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations and (B) no Equity Interests held by any future, current or former director, officer, employee, member of management, manager, independent contractor or consultant of the Parent, the Borrower or any Restricted Subsidiary or Parent Entity shall be considered Disqualified Equity Interests because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.

“Disqualified Institution” means, on any date, (a) any Person designated by the Borrower as a “Disqualified Institution” or a “Disqualified Lender” by written notice delivered to Agent prior to the Original Closing Date, and (b) those Persons who are competitors of the Borrower and their Affiliates identified in writing by Borrower to Agent from time to time; provided that “Disqualified Institutions” shall exclude any Person that Borrower has designated as no longer being a “Disqualified Institution” by written notice delivered to Agent from time to time; provided further that in connection with any assignment or participation, the Assignee or Participant with respect to such proposed assignment or participation that is an investment bank, a commercial bank, a finance company, a fund, or other Person which merely has an economic interest in any such direct competitor, and is not itself such a direct competitor of the Borrower or its Subsidiaries, shall not be deemed to be a Disqualified Institution for the purposes of this definition.

“Dividend” means, with respect to any Person, that such Person has declared or paid a dividend or returned any equity capital to the holders of its Equity Interests or authorized or made any other distribution, payment or delivery of property (other than common stock of such Person) or cash to the holders of its Equity Interests as such, or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for consideration any of its Equity Interests outstanding (or any options or warrants issued by such Person with respect to its Equity Interests), or set aside any funds for any of the foregoing purposes, or shall have permitted any of its Subsidiaries to purchase or otherwise acquire for consideration any of the Equity Interests of such Person outstanding (or any options or warrants issued by such Person with respect to its Equity Interests). Without limiting the foregoing, “Dividends” with respect to any Person shall also include all payments made or required to be made by such Person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or setting aside of any funds for the foregoing purposes.

“Dollar Equivalent” means, for any amount, at the time of determination thereof, (a) if such amount is expressed in Dollars, such amount, (b) if such amount is expressed in Canadian Dollars, the equivalent of such amount in Dollars determined by Agent by using the Spot Rate for such Currency determined in respect of the most recent Revaluation Date for purchase of Dollars with Canadian Dollars, and (c) if such amount is denominated in any other currency, the equivalent of such amount in Dollars as determined by Agent or the applicable Issuing Bank, as applicable, using any method of determination it deems appropriate in its sole discretion. Any determination by Agent or the applicable Issuing Bank pursuant to clauses (b) or (c) above shall be conclusive absent manifest error.

“Dollars” or “$” means United States dollars.

“Domestic Foreign Holdco” means any Subsidiary of a U.S. Subsidiary that has no material assets other than the Equity Interests and/or Indebtedness of one or more Foreign Subsidiaries, intellectual property rights related to such Foreign Subsidiaries, cash or Cash Equivalents and other incidental assets related thereto.

“Dominion Period” shall mean any period commencing after a Dominion Trigger Event has occurred and prior to a Dominion Recovery Event.

“Dominion Recovery Event” shall mean that (a) Specified Excess Availability is greater than or equal to the greater of (i) 10% of the Line Cap and (ii) $25,000,000, in each case of clause (i) or clause (ii), for thirty (30) consecutive calendar days and (y) no Specified Event of Default has occurred and is continuing during such thirty (30) consecutive calendar day period.

“Dominion Trigger Event” shall mean that (a) Specified Excess Availability is less than the greater of (i) 10% of the Line Cap and (ii) $25,000,000, in each case of clause (i) or clause (ii), for five consecutive Business Days or (y) a Specified Event of Default has occurred and is continuing.

“Drawing Document” means any Letter of Credit or other document presented for purposes of drawing under any Letter of Credit, including by electronic transmission such as SWIFT, electronic mail, facsimile or computer generated communication.

“Earn-Outs” means unsecured liabilities of a Loan Party arising under an agreement to make any deferred payment as a part of the Purchase Price for a Permitted Acquisition, including performance bonuses or consulting payments in any related services, employment or similar agreement, in an amount that is subject to or contingent upon the revenues, income, cash flow or profits (or the like) of the target of such Permitted Acquisition.

“EDC Lender” means Export Development Canada, in its capacity as a Lender hereunder, for so long as it remains a Lender hereunder.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Accounts” shall mean each Account created by a Borrowing Base Party, and reflected in the most recent Borrowing Base Certificate delivered to the Agent pursuant to Section 5.2 and that are not excluded as ineligible by virtue of one or more of the excluding criteria set forth below; provided that such criteria may be revised from time to time by the Agent in its Permitted Discretion, except to the extent any such revision would result in any of the criteria set forth below being less restrictive than as set forth herein, in which case such revision shall be subject to the approval of the ~~Supermajority~~Required Lenders. In determining the amount to be included, Eligible Accounts shall be calculated net of customer deposits, unapplied cash, bonding subrogation rights to the extent not cash collateralized, any and all returns, accrued rebates, discounts (which may, at the Agent’s option, be calculated on shortest terms), credits, allowances or sales or excise taxes of any nature at any time issued, owing, claimed by Account Debtors, granted, outstanding or payable in connection with such Accounts at such time. Eligible Accounts shall not include any of the following:

(a) any Account in which the Agent, on behalf of the Secured Parties, does not have a valid, perfected first priority Lien;

(b) any Account that is not owned by a Borrowing Base Party;

(c) any Account due from an Account Debtor that is not domiciled in Canada or the United States and (if not a natural person) organized under the laws of Canada or the United States or any political subdivision thereof (except to the extent insured by credit insurance in form and substance satisfactory to the Agent or secured by a letter of credit which has been duly assigned to the Agent and for which the Agent has all documentation which it reasonably believes to be required to support a drawing thereon);

(d) any Account that is payable in any currency other than U.S. Dollars or Canadian Dollars;

(e) any Account that does not arise from the sale of goods or the performance of services by a Borrowing Base Party in the ordinary course of its business;

(f) any Account that does not comply with all material applicable Requirements of Law, including all laws, rules, regulations and orders of any Governmental Authority;

(g) any Account (x) upon which the right of the applicable Borrowing Base Party, to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever unless such condition is satisfied or (y) as to which the Borrowing Base Party is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial or administrative process or (z) that represents a progress billing consisting of an invoice for goods sold or used or services rendered pursuant to a contract under which the Account Debtor’s obligation to pay that invoice is subject to the Borrowing Base Party’s completion of further performance under such contract or is subject to the equitable lien of a surety bond issuer;

(h) to the extent that any defense, counterclaim, setoff or dispute is asserted as to such Account, it being understood that the amount of any such defense, counterclaim, setoff or dispute shall be disclosed to the Agent and that the remaining balance of the Account shall be eligible;

(i) any Account that is not a true and correct statement of bona fide indebtedness incurred in the amount of the Account for goods sold to or services rendered and accepted by the applicable Account Debtor;

(j) any Account with respect to which an invoice or other electronic transmission constituting a request for payment, reasonably acceptable to the Agent in form and substance, has not been sent on a timely basis to the applicable Account Debtor according to the normal invoicing and timing procedures of the Borrower or Borrowing Base Guarantor, as applicable;

(k) any Account that arises from a sale to any director, officer or other employee or Affiliate of a Borrowing Base Party, or to any entity that has any common officer or director with a Borrowing Base Party, provided that the Agent may, from time to time in the exercise of its Permitted Discretion, upon request of the Borrower approve the inclusion of Accounts from Affiliates which are not Subsidiaries of the Borrower if the Borrower has provided sufficient current financial information to support a decision and demonstrated to their reasonable satisfaction that the sales to such Affiliates comply with the terms of Section 6.10;

(l) to the extent the Borrower or any Subsidiary thereof is liable for any reason for goods sold or services rendered by the applicable Account Debtor to the Borrower or any Subsidiary but only to the extent of the potential offset;

(m) any Account that arises with respect to goods that are delivered on a bill-and-hold, cash-on-delivery basis or placed on consignment, guaranteed sale or other terms by reason of which the payment by the Account Debtor is or may be conditional (except sales made in the ordinary course of business which permit the return of defective goods or goods that do not otherwise conform to specifications);

(n) any Account that is in default; provided that, without limiting the generality of the foregoing, an Account shall be deemed in default upon the occurrence of any of the following:

(i) any Account not paid within 90 days following its original invoice date or that is more than 60 days past due according to its original terms of sale; or

(ii) the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors or fails to pay its debts generally as them come due; or

(iii) a petition is filed by or against any Account Debtor obligated upon such Account under any bankruptcy law or any other federal, state or foreign (including any provincial) receivership, insolvency relief or other law or laws for the relief of debtors;

(o) any Account that is the obligation of an Account Debtor (other than an individual) if 50% or more of the amount (or the Dollar Equivalent of an Account denominated in a currency other than U.S. Dollars) of all Accounts owing by that Account Debtor are ineligible under the other criteria set forth in this definition of “Eligible Accounts”;

(p) any Account as to which any of the representations or warranties in the Loan Documents are untrue;

(q) to the extent such Account is evidenced by a judgment, instrument or Chattel Paper;

(r) that portion of any Account (1) in respect of which there has been, or should have been, established by the Borrowing Base Party a contra account, whether in respect of contractual allowances with respect to such Account, audit adjustment, anticipated discounts or otherwise, or (2) which is due from an Account Debtor to whom a Borrowing Base Party owes a trade payable, but only to the extent of such trade payable or (3) which the Borrower or any Borrowing Base Guarantor knows is subject to the exercise by an Account Debtor of any right of rescission, set-off, recoupment, counterclaim or defense;

(s) any Account on which the Account Debtor is a Governmental Authority, for which additional notices or consents are required in order to perfect the Agent’s Lien on such Accounts, unless such notices have been given or consents obtained;

(t) Accounts due from an Account Debtor to the extent that such Accounts in the aggregate amount exceed 15% (such percentage, as applied to a particular Account Debtor, being subject to reduction by the Agent, in each case in its Permitted Discretion, if the creditworthiness of such Account Debtor deteriorates or is otherwise unacceptable to the Agent) of all Eligible Accounts due to the Borrower and the Borrowing Base Guarantors at such time, but only to the extent such excess is over 15% ;

(u) Accounts with respect to which (i) the goods giving rise to such Account have not been shipped to the Account Debtor and title to the goods has not been passed to the Account Debtor or the goods have been shipped to the Account Debtor with shipping terms of FOB destination and the goods have not been received by the Account Debtor (including pre-billing Accounts arising from sales of slag, coal and tar), (ii) the services giving rise to such Account have not been performed by the Borrower and the Borrowing Base Guarantors or (iii) the Account otherwise does not represent a final sale;

(v) any Account that would be classified as “Non-Trade” in the consolidated financial statements of the Borrower prepared in accordance with IFRS;

(w) any Account that has not been invoiced and has not been billed to the applicable Account Debtor; or

(x) any Accounts with respect to which the Account Debtor is a Sanctioned Person or Sanctioned Entity.

“Eligible Inventory” means Inventory of a Borrowing Base Party, and reflected in the most recent Borrowing Base Certificate delivered to the Agent pursuant to Section 5.2 and that are not excluded as ineligible by virtue of one or more of the excluding criteria set forth below; provided that such criteria may be revised from time to time by the Agent in its Permitted Discretion, except to the extent any such revision would result in any of the criteria set forth below being less restrictive than as set forth herein, in which case such revision shall be subject to the approval of the ~~Supermajority~~Required Lenders. Eligible Inventory shall not include any Inventory of a Borrowing Base Party that:

(a) the Agent, on behalf of the Secured Parties, does not have a valid, perfected first priority Lien on such Inventory;

(b) (1) is stored at a location which is not owned by a Borrowing Base Party and where the aggregate value of Inventory exceeds the Dollar Equivalent of $500,000, unless either (x) a Collateral Access Agreement has been delivered to the Agent, or (y) Reserves reasonably satisfactory to the Agent have been established with respect thereto or (2) is stored with a bailee or warehouseman where the aggregate value of Inventory exceeds the Dollar Equivalent of $500,000 unless either (x) an acknowledged Collateral Access Agreement which is in form and substance satisfactory to the Agent has been received by the Agent or (y) Reserves reasonably satisfactory to the Agent have been established with respect thereto, (3) is located at an owned location subject to a mortgage in favor of a lender other than the Agent or the Term Loan Collateral Agent (when applicable) where the aggregate value of Inventory exceeds the Dollar Equivalent of $500,000 unless either (x) mortgagee waiver which is in form and substance satisfactory to the Agent has been delivered to the Agent or (y) Reserves reasonably satisfactory to the Agent have been established with respect thereto, or (4) is stored at any third party location where the aggregate value of Inventory is less than the Dollar Equivalent of $500,000;

(c) is placed on consignment, unless a valid consignment agreement which is reasonably satisfactory to the Agent is in place with respect to such Inventory;

(d) is covered by a negotiable document of title, unless such document has been delivered to the Agent with all necessary endorsements, free and clear of all Liens except those in favor of the Agent and the other Secured Parties and landlords, carriers, bailees and warehousemen if clause (2) above has been complied with;

(e) is to be returned to suppliers;

(f) is obsolete, unsalable, shopworn, seconds, damaged or unfit for sale;

(g) other than bulk sales inventory (including by-products and supplies), consists of display items, samples or packing or shipping materials, or replacement parts;

(h) is not of a type held for sale in the ordinary course of a Borrowing Base Party’s business;

(i) breaches any of the representations or warranties pertaining to Inventory set forth in the Loan Documents;

(j) consists of Hazardous Material or goods that can be transported or sold only with licenses that are not readily available;

(k) is not covered by casualty insurance maintained as required by Section 5.6;

(l) is subject to any licensing arrangement the effect of which would be to limit the ability of the Agent, or any Person selling the Inventory on behalf of the Agent, to sell such Inventory in enforcement of the Agent’s Liens, without further consent or payment to the licensor or other;

(m) is of a type which has not been appraised in accordance with Section 5.7;

(n) consists of by-product consumables;

(o) is subject to capitalized depreciation costs, up to the amount thereof;

(p) (1) at any time that Commodity Linked Transaction Property is stored on the Loan Parties’ property and has not been purchased by the Loan Parties, all other iron ore purchased or otherwise acquired by or on behalf of any Loan Party that is not the subject of a Commodity Linked Transaction and (2) any Commodity Linked Transaction Property; or

(q) is in transit with common carriers; provided that (x) an unlimited amount of Inventory in transit within Canada or the United States of America from an owned or leased location of a Borrowing Base Party to an owned or leased location of a Borrowing Base Party may be included as Eligible Inventory provided such Inventory is not in-eligible under any other provision of this definition of “Eligible Inventory” and (y) up to $20,000,000 of Availability for Inventory in transit from vendors and suppliers may be included as Eligible Inventory so long as, in the case of this clause (y):

(i) such common carriers are not Affiliates of the applicable vendor or supplier,

(ii) title to such Inventory has passed to a Borrowing Base Party,

(iii) such Inventory is insured against types of loss, damage, hazards, and risks, and in amounts, reasonably satisfactory to Agent in its Permitted Discretion and the Agent shall have received a copy of the certificate of marine cargo insurance in connection therewith in which it has been named as an additional insured and loss payee in a manner acceptable to the Agent,

(iv) with respect to Inventory in transit for more than fourteen (14) days, (x) such Inventory is the subject of a negotiable bill of lading governed by the laws of a province of Canada or any state of the United States of America and the Agent shall have received (1) confirmation that the bill is issued in the name of a Borrowing Base Party and consigned to the order of the Agent, and an acceptable agreement has been executed with the Borrowing Base Party’s customs broker, in which the customs broker agrees that it holds the negotiable bill as agent for the Agent and has granted the Agent access to the Inventory, (2) confirmation that the Borrowing Base Party has paid for the goods, and (3) an estimate from the Borrower of the customs duties and customs fees associated with the Inventory in order to establish an appropriate Reserve; or (y) such Inventory is located in Canada or the United States and the Agent shall have received a duly executed bailee waiver letter, in form and substance satisfactory to the Agent from the applicable customs broker, carrier or freight forwarder for such Inventory; and

(v) such Inventory is not in-eligible under any other provision of this definition of “Eligible Inventory”.

“Eligible Investment Grade Account” means an Eligible Account owing to a Borrowing Base Party by an obligor that is (i) rated an investment grade or higher rating from any nationally recognized rating agency, minimum investment grade rating being (a) BBB- for S&P, (b) BBB(low) for DBRS, and (c) Baa3 for Moody’s, or (ii) otherwise designated as “investment grade” by the Agent in writing.

“Eligible Transferee” means any of the following, but in each case excluding a Disqualified Lender or an Affiliate of a Disqualified Lender, (a) any Lender (other than a Defaulting Lender), any Affiliate of any Lender and any Related Fund of any Lender; (b) (i) a commercial bank organized under the laws of the United States or any state thereof, and having total assets in excess of $1,000,000,000; (ii) a savings and loan association or savings bank organized under the laws of the United States or any state thereof, and having total assets in excess of $1,000,000,000; (iii) a commercial bank organized under the laws of any other country or a political subdivision thereof; provided that (A) (x) such bank is acting through a branch or agency located in the United States, or (y) such bank is organized under the laws of a country that is a member of the Organization for Economic Cooperation and Development or a political subdivision of such country, and (B) such bank has total assets in excess of $1,000,000,000; (c) any other entity (other than a natural person) that is an “accredited investor” (as defined in Regulation D under the Securities Act) that extends credit or buys loans as one of its businesses including insurance companies, investment or mutual funds and lease financing companies, and having total assets in excess of $1,000,000,000; and (d) during the continuation of an Event of Default, any other Person approved by Agent.

“Environment” shall mean air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface and subsurface strata, natural resources, and as additionally defined in any Environmental Law, and it includes the natural environment.

“Environmental Claim” shall mean any written claim, notice, demand, order, action, suit, proceeding or other written communication alleging or imposing liability or responsibility for or an obligation with respect to any investigation, remediation, mitigation, removal, cleanup, Response, corrective action, damages to natural resources, personal injury, property damage, fines, penalties or costs resulting from, related to or arising out of (a) the presence, Release or threatened Release in or into the Environment of Hazardous Materials at any location, including any adverse effects thereon; or (b) any violation or alleged violation of any Environmental Law, and shall include any claim seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from, related to or arising out of the presence, Release or threatened Release of Hazardous Materials.

“Environmental Law” shall mean the common law and any and all foreign or domestic, federal, provincial, municipal, territorial or state (or any subdivision of any of them) treaties, laws, statutes, ordinances, regulations, rules, decrees, certificates, approvals, permits, licenses, orders, judgments, consent orders, consent decrees, codes or other binding requirements of any Governmental Authority relating to protection of the Environment, the protection of human health (as related to the exposure to Hazardous Materials and any adverse effect thereon), the Release or threatened Release of Hazardous Materials and any adverse effects thereon, natural resources or natural resource damages and any and all Environmental Permits.

“Environmental Liabilities” means all liabilities, monetary obligations, losses, damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts, or consultants, and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, or Remedial Action required, by any Governmental Authority or any third party, and which relate to any Environmental Claim.

“Environmental Permit” shall mean any permit, license, approval, certificate, registration, notification, exemption, consent or other authorization required by or from a Governmental Authority under Environmental Law.

“Equipment” means equipment (as that term is defined in the Code).

“Equity Interests” means, with respect to a Person, all of the shares, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in such Person, whether voting or nonvoting, including capital stock (or other ownership or profit interests or units), preferred stock, or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the SEC under the Exchange Act).

“Equity Offering” shall mean (x) a sale of Equity Interests of the Borrower (other than Disqualified Equity Interests) other than offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions, or (y) the sale of Equity Interests or other securities, the proceeds of which are contributed to the equity (other than through the issuance of Disqualified Equity Interests or any amount designated a Cure Amount or through an Excluded Contribution) of the Borrower or any of its Restricted Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto.

“ERISA Affiliate” means (a) any Person subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as the employees of any Loan Party or its Subsidiaries under IRC Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any organization subject to ERISA that is a member of an affiliated service group of which any Loan Party or any of its Subsidiaries is a member under IRC Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the IRC, any Person subject to ERISA that is a party to an arrangement with any Loan Party or any of its Subsidiaries and whose employees are aggregated with the employees of such Loan Party or its Subsidiaries under IRC Section 414(o).

“ERISA Plan” shall mean any “employee benefit plan” as defined in Section 3(3) of ERISA subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

“Erroneous Payment” has the meaning specified therefor in Section 17.16 of this Agreement.

“Erroneous Payment Deficiency Assignment” has the meaning specified therefor in Section 17.16 of this Agreement.

“Erroneous Payment Impacted Loans” has the meaning specified therefor in Section 17.16 of this Agreement.

“Erroneous Payment Return Deficiency” has the meaning specified therefor in Section 17.16 of this Agreement.

“ESG” as defined in Section 2.15 of this Agreement.

“ESG Amendment” as defined in Section 2.15 of this Agreement.

“ESG Pricing Provisions” as defined in Section 2.15 of this Agreement.

“ESG Ratings” as defined in Section 2.15 of this Agreement.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning specified therefor in Section 8 of this Agreement.

“Excess Availability” means, as of any date of determination, the amount by which (a) the Line Cap at such time exceeds (b) the Revolver Usage at such time.

“Exchange Act” means the Securities Exchange Act of 1934, as in effect from time to time.

“Excluded Accounts” means (a) accounts used exclusively as payroll accounts, employee benefit accounts, withholding tax and other fiduciary accounts, escrow accounts in respect of arrangements with non-affiliated third parties, accounts used exclusively as customs accounts, any account holding solely sales tax or other tax payments, any accounts holding cash solely as cash collateral subject to Liens permitted under the Loan Documents and accounts held by non-Loan Parties and (b) checking or other demand deposit accounts with an average monthly balance of less than $2,000,000, not to exceed $5,000,000 in the aggregate at any time for all such accounts that are Excluded Accounts pursuant to this clause (b).

“Excluded Assets” means each of the following (with each capitalized terms used in this definition and not defined herein having the meaning ascribed thereto in the UCC or the PPSA, as applicable):

(a) any asset (including any contract, instrument, lease, license, permit, agreement or other document, or any property or other right subject thereto (including pursuant to a purchase money security interest, capital lease or similar arrangement or, in the case of after-acquired property, pre-existing secured Indebtedness not incurred in anticipation of the acquisition by the Loan Party of such property)) the grant or perfection of a security interest in which would (i) constitute a violation of a restriction in favor of a third party (other than a Loan Party or a Restricted Subsidiary) or result in the abandonment, invalidation or unenforceability of any right or assets of the relevant Loan Party, (ii) result in a breach, termination (or a right of termination) or default under any such contract, instrument, lease, license, permit, agreement or other document (including pursuant to any “change of control” or similar provision) unless and until any relevant consent has been obtained (there being no requirement pursuant to any Loan Document to obtain any consent in respect thereof from any Person that is not also a Loan Party or Restricted Subsidiary) or (iii) permit any Person (other than any Loan Party or a Restricted Subsidiary) to amend any rights, benefits and/or obligations of the relevant Loan Party or Restricted Subsidiary in respect of such relevant asset or permit such Person to require any Loan Party or any subsidiary of the Borrower to take any action materially adverse to the interests of such subsidiary or Loan Party; provided, however, that any such asset will only constitute an Excluded Asset under clause (i) or clause (ii) above to the extent such violation or breach, termination (or right of termination) or default would not be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) or Section 40(4) of the PPSA of the Province of Ontario or equivalent in any other province or territory in Canada (or any successor provision or provisions) or any equivalent provision or provisions of any relevant jurisdiction or any other applicable Requirements of Law; provided further that any such asset shall cease to constitute an Excluded Asset at such time as the condition causing such violation, breach, termination (or right of termination) or default or right to amend or require other actions no longer exists and to the extent severable, the security interest granted under the applicable Security Document shall attach immediately to any portion of such right that does not result in any of the consequences specified in clauses (i) through (iii) above,

(b) the Equity Interests of any (i) Captive Insurance Subsidiary, (ii) Unrestricted Subsidiary, (iii) broker-dealer subsidiary, (iv) not-for-profit subsidiary, (v) any Person that is not a Wholly-Owned Restricted Subsidiary, (vi) Immaterial Subsidiary and/or (vii) special purpose entity used for any securitization facility,

(c) any intent-to-use U.S. trademark application prior to the filing of a “Statement of Use,” “Amendment to Allege Use” with respect thereto, only to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein may impair the validity or enforceability, or result in the voiding of, such intent-to-use trademark application or any registration issuing therefrom under applicable law,

(d) any asset or property (including Equity Interests), the grant or perfection of a security interest in which would (A) require any governmental or regulatory consent, approval, license or authorization that has not been obtained (there being no requirement under any Loan Document to obtain the consent, approval, license or authorization of any Governmental Authority or other Person (other than any Loan Party), including no requirement to comply with the Federal Assignment of Claims Act, the Financial Administration Act (Canada) or any similar statute), (B) be prohibited or restricted by applicable Requirements of Law (including enforceable anti-assignment provisions of applicable Requirements of Law), except, in the case of the foregoing clause (A) and this clause (B), to the extent such prohibition would be rendered ineffective under applicable anti-assignment provisions of the UCC or any equivalent provision or provisions under the PPSA or of any relevant jurisdiction notwithstanding such prohibition, (C) trigger termination of any contract pursuant to a “change of control” or similar provision or (D) reasonably be expected to result in material adverse tax or adverse regulatory consequences to any Loan Party or any of its Restricted Subsidiaries or Parent as determined by the Borrower in good faith,

(e) (i) except to the extent a security interest therein can be perfected by the filing of an “all-assets” UCC-1 financing statement or an “all present and after-acquired property” financing statement under the PPSA, any leasehold interest that is not a Material Real Estate Asset and (ii) any Real Property that is not a Material Real Estate Asset,

(f) any Margin Stock,

(g) any equity interest of any Foreign Subsidiary of any U.S. Subsidiary or Domestic Foreign Holdco in excess of 65% of the equity interest of such Foreign Subsidiary or Domestic Foreign Holdco, as applicable,

(h) (i) any Letter-of-Credit-Right (other than to the extent a security interest in such Letter-of-Credit-Right can be perfected solely by filing an “all-assets” UCC financing statement or an “all present and after-acquired property” financing statement under the PPSA) and (ii) Commercial Tort Claims that are not Material Commercial Tort Claims,

(i) [Intentionally Deleted],

(j) [Intentionally Deleted],

(k) any motor vehicle, airplane or other asset subject to a certificate of title (other than to the extent a security interest therein can be perfected solely by filing an “all assets” UCC financing statement or an “all present and after-acquired property” financing statement under the PPSA and without the requirement to list any VIN, serial or similar number),

(l) any governmental or regulatory lease, license or state, province or local franchise, charter, consent, permit, tenure, mineral claim or authorization to the extent the granting of a security interest therein is prohibited or restricted thereby or by applicable Requirements of Law; provided however that any such asset will only constitute an Excluded Asset under this clause (l) to the extent such prohibition or restriction would not be rendered ineffective pursuant to applicable anti-assignment provisions of the UCC or the PPSA of any relevant jurisdiction,

(m) Excluded Accounts,

(n) any assets of an Excluded Subsidiary that is not a Loan Party,

(o) the last day of the term of any lease or any agreement to lease, and

(p) any asset with respect to which the Agent and the relevant Loan Party have determined in good faith that the cost, burden, difficulty or consequence (including any effect on the ability of the relevant Loan Party to conduct its operations and business in the ordinary course of business) of obtaining or perfecting a security interest therein outweighs, or is excessive in light of, the benefit of a security interest to the relevant Secured Parties afforded thereby.

“Excluded Contribution” shall mean the aggregate amount of cash or Cash Equivalents or the Fair Market Value of other property or assets received by the Borrower or any Restricted Subsidiary after the Closing Date from: (1) contributions in respect of Qualified Equity Interests (other than any amounts or other assets received from the Borrower or any of its Restricted Subsidiaries), and (2) the sale of Qualified Equity Interests of the Borrower or any of its Restricted Subsidiaries (other than (x) to the Borrower or any Restricted Subsidiary of the Borrower or (y) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan), in each case, which are designated as an Excluded Contribution pursuant to an officer’s certificate of the Borrower on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be.

“Excluded Subsidiary” means any Subsidiary (other than any additional Guarantor) that is (a) an Unrestricted Subsidiary, (b) not wholly-owned directly or indirectly by the Borrower, (c) an Immaterial Subsidiary that is designated as such by the Borrower, (d) a Subsidiary that is prohibited or restricted by Applicable Law, from providing a Guarantee, or which would require a governmental (including regulatory) or third party consent, approval, license or authorization to provide a Guarantee (including under any financial assistance, corporate benefit, thin capitalization, capital maintenance, liquidity maintenance or similar legal principles) for so long as the applicable prohibition or restriction is in effect and unless such consent has been received, it being understood that the Parent and its subsidiaries shall have no obligation to obtain any such consent, approval, license or authorization, (e) a Subsidiary that is prohibited from providing a Guarantee by any contractual obligation in existence on the Closing Date or, in the case of any newly acquired Subsidiary, in existence at the time of acquisition thereof (as long as, in the case of any such contractual obligation, such contractual obligation was not entered into in contemplation of such person becoming a Subsidiary), (f) any special purpose entity (including a special purpose securitization vehicle or entity), (g) not for profit subsidiaries, (h) Captive Insurance Subsidiaries, (i) any Subsidiary for which the provision of a Guarantee would result in material adverse tax consequences as reasonably determined by the Borrower and the Agent, (j) (x) any Domestic Foreign Holdco or any Subsidiary of a U.S. Subsidiary that has no material assets other than the Equity Interests and/or Indebtedness of one or more Domestic Foreign Holdcos, (y) any Foreign Subsidiary of any U.S. Subsidiary and any Subsidiary that is a direct or indirect Subsidiary thereof, or (z) any direct or indirect Subsidiary of a Domestic Foreign Holdco Domestic Subsidiary, (k) any subsidiary acquired pursuant to a Permitted Acquisition or other Investment permitted by this Agreement that has assumed secured Indebtedness not incurred in contemplation of such Permitted Acquisition or other Investment and any Restricted Subsidiary thereof that guarantees such secured Indebtedness, in each case to the extent the terms of such secured Indebtedness prohibit such subsidiary from becoming a Guarantor and (l) any other Subsidiary with respect to which, as reasonably determined by the Borrower and the Agent, the cost or other consequences of providing a Guarantee shall be excessive in view of the benefits to be obtained by the Secured Parties therefrom; provided that if a Subsidiary executes the Guarantee as a “Subsidiary Guarantor”, then it shall not constitute an “Excluded Subsidiary” (unless released from its obligations under the Guarantee as a “Subsidiary Guarantor” in accordance with the terms hereof and thereof); provided further that no Subsidiary of the Borrower shall be an Excluded Subsidiary if such Subsidiary is not an “Excluded Subsidiary” (or comparable term) for the purposes of any Term Loan Facility, the CapEx Facilities, any Material Indebtedness and any Permitted Refinancing Indebtedness in respect of the foregoing (with respect to a Permitted Refinancing of Material Indebtedness, which Permitted Refinancing also constitutes Material Indebtedness).

“Excluded Swap Obligation” means, with respect to any Loan Party, any Swap Obligation if, and to the extent that, all or a portion of the guaranty of such Loan Party of (including by virtue of the joint and several liability provisions of Section 2.15), or the grant by such Loan Party of a security interest to secure, such Swap Obligation (or any guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Loan Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guaranty of such Loan Party or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guaranty or security interest is or becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office, located in the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment initiated by the Borrower under Section 14.2) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 16, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 16, (d) withholdings imposed under FATCA, and (e) Taxes imposed by reason of the Recipient or any other Person who receives a payment being a Person (i) with whom a Loan Party was not dealing at arm’s-length for purposes of the Income Tax Act (Canada) at the time of making such payment and so long as an Event of Default has not occurred and is continuing at that time, or (ii) that is a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of the Borrower or does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) with such a “specified shareholder”.

“Existing Letters of Credit” means those letters of credit described on Schedule E-1 to this Agreement.

“Extraordinary Advances” has the meaning specified therefor in Section 2.3(d)(iii) of this Agreement.

“Fair Market Value” shall mean, with respect to any asset (including any Equity Interests of any Person), the price at which a willing buyer, not an Affiliate of the seller, and a willing seller who does not have to sell, would agree to purchase and sell such asset, as determined in good faith by the Borrower or, pursuant to a specific delegation of authority by the Board of Directors of the Borrower, an Authorized Officer, of the Borrower, or the Subsidiary of the Borrower selling such asset.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), and (a) any current or future regulations or official interpretations thereof, (b) any agreements entered into pursuant to Section 1471(b)(1) of the IRC, and (c) any intergovernmental agreement entered into by the United States (or any fiscal or regulatory legislation, rules, or practices adopted pursuant to any such intergovernmental agreement entered into in connection therewith).

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Federal CapEx Facility” shall mean that certain amended and restated contribution agreement dated as of March 29, 2019, as amended, among the Borrower, as recipient, Parent and the other guarantors party thereto, and Her Majesty the Queen in Right of Canada, as represented by the Minister responsible for the Federal Economic Development Agency for Southern Ontario, providing for capital expenditure credit facilities in an initial aggregate principal amount of Can$60,000,000.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal to, for each day during such period, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by Agent from three Federal funds brokers of recognized standing selected by it (and, if any such rate is below zero, then the rate determined pursuant to this definition shall be deemed to be zero).

“Fee Letters” means, collectively, (a) the closing fee letter, dated as of even date with this Agreement, among the Borrower, the Agent and the Lenders; and (b) the arrangement and administration fee letter, dated as of even date with this Agreement, among the Agent and the Borrower.

“Fiscal Month” means a fiscal month of the Borrower.

“Fiscal Quarter” shall mean, for any Fiscal Year, (a) the fiscal period commencing on April 1 of such Fiscal Year and ending on June 30 of such Fiscal Year, (b) the fiscal period commencing on July 1 of such Fiscal Year and ending on September 30 of such Fiscal Year, (c) the fiscal period commencing on October 1 of such Fiscal Year and ending on December 31 of such Fiscal Year and (d) the fiscal period commencing on January 1 of such Fiscal Year and ending on March 31 of such Fiscal Year, in each case subject to Section 6.8.

“Fiscal Year” shall mean, subject to Section 6.8, the fiscal year of the Borrower ending March 31 of each calendar year.

“Fixed Charge Coverage Ratio” shall mean the ratio as of the last day of any Fiscal Quarter of (i) Consolidated EBITDA for the four-Fiscal Quarter period then ending minus the sum of (a) Capital Expenditures (excluding, without duplication Capital Expenditures, to the extent financed with proceeds of dispositions, any equity proceeds, capital stock, or long-term Indebtedness (other than with proceeds of Revolving Loans and Swing Loans)) during such period plus (b) the aggregate amount of Taxes on the overall net income of the Borrower and its Restricted Subsidiaries and actually paid in cash during such period (net of Tax refunds received in cash in such period) to (c) Fixed Charges for such four-Fiscal Quarter period.

“Fixed Charges” shall mean, with respect to any Person for any period, the sum of:

(a) Consolidated Debt Service Charges (including any cash items as are included in clause (1)(b) of the definition of Consolidated EBITDA) of such Person for such period, but in any event: (A) excluding (to the extent such items have not been added back in the calculation of Consolidated EBITDA) (a) fees and expenses associated with the Transactions and any annual agency fees payable in connection with the Loan Documents, (b) non-recurring and/or non-cash costs associated with obtaining, or breakage costs in respect of, any Hedge Agreement or any other derivative instrument other than any interest rate Hedge Agreement or interest rate derivative instrument with respect to Indebtedness, (c) fees and expenses associated with any dispositions, acquisitions, Investments, issuances of Equity Interests or Indebtedness (in each case, whether or not consummated), (d) amortization, accretion or accrual of deferred financing fees, original issue discount, debt issuance costs, discounted liabilities, commissions, fees and expenses, and (e) any expense arising from any bridge, commitment, structuring and/or other financing fee (including agency and trustee fees) and (B) net of cash interest income for such period; plus

(b) required pension payments for the immediately succeeding four-Fiscal Quarter period that are not expensed in the calculation of Consolidated Net Income or Consolidated EBITDA; plus

(c) the aggregate amount of scheduled principal payments in respect of Indebtedness for borrowed money of the Borrower and its Restricted Subsidiaries paid or payable in cash during such period (other than payments made by the Borrower or any Restricted Subsidiary to the Borrower or any Restricted Subsidiary and in any case, excluding any purchase price adjustment, intercompany Indebtedness, the reimbursement of any trade letters of credit and the payment of any Indebtedness at the maturity thereof); plus

(d) all permitted cash Dividends or other distributions (excluding items eliminated in consolidations) on any series of Equity Interests of the Borrower during such period made pursuant to Section 6.7; plus

(e) without duplication of (d), solely for purposes of calculating whether the Payment Conditions have been satisfied, all other cash Dividends or other distributions (excluding items eliminated in consolidations) on any series of Equity Interests of the Borrower during such period.

“Flood Hazard Property” means any Mortgaged Property located in the United States in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards.

“Flood Laws” means the National Flood Insurance Act of 1968, Flood Disaster Protection Act of 1973, and related laws, rules and regulations, including any amendments or successor provisions.

“Floor” means a rate of interest equal to 0.00%.

“Foreign Subsidiary” of any Person shall mean any Subsidiary of such Person that is not a U.S. Subsidiary.

“Funding Date” means the date on which a Borrowing occurs.

“Funding Losses” has the meaning specified therefor in Section 2.12(b)(ii) of this Agreement.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, or other organizational documents of such Person.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, county, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Real Property Disclosure Requirements” shall mean any Requirements of Law of any Governmental Authority requiring notification of the buyer, lessee, mortgagee, assignee or other transferee of any Real Property, facility, establishment or business, or notification, registration or filing to or with any Governmental Authority, in connection with the sale, lease, mortgage, assignment or other transfer (including any transfer of control) of any Real Property, facility, establishment or business, of the actual or threatened presence or Release in or into the Environment, or the use, disposal or handling of Hazardous Material on, at, under or near the Real Property, facility, establishment or business to be sold, leased, mortgaged, assigned or transferred.

“Guarantee” or “Guaranty” shall mean the guaranty issued pursuant to Section 18 of this Agreement by the Parent, the Borrower (other than with respect to its Obligations) and the Subsidiary Guarantors.

“Guaranteed Obligations” has the meaning specified therefor in Section 18.1 of this Agreement.

“Guarantor” means (a) the Parent, the Borrower (other than with respect to its Obligations) and each other Subsidiary Guarantor and each Person that guaranties all or a portion of the Obligations, including Parent, New PortLP, New PortGP and any Person that is a “Guarantor” under the Guarantee, and (b) each other Person that becomes a guarantor after the Closing Date pursuant to Section 5.11 of this Agreement; it being understood that any guarantor under the Ontario CapEx Facility, the Federal CapEx Facility, the Infrastructure Loan and any Term Loan shall be required to become a Guarantor hereunder.

“Hazardous Materials” means the following: hazardous substances; toxic substances; polychlorinated biphenyls (“PCBs”) or any substance, element or compound containing PCBs; asbestos or any asbestos-containing materials in any form or condition; radon or any other radioactive materials including any source, special nuclear or by-product material; petroleum, crude oil or any fraction thereof; and any other pollutant, deleterious substance, contaminant, chemical, waste of any nature, material, compound, constituent, derivative, element or substance regulated under any Environmental Laws.

“Hedge Agreement” means any forward, swap, option, floor, cap, collar, spot or forward purchase or sale or similar agreements or arrangements dealing with interest rates, currency exchange rates, commodity prices or commodities, either generally or under specific contingencies entered into for the purposes of hedging Borrower’s exposure to interest or exchange rates, loan credit exchanges, security or currency valuations or commodity prices or availability, including, for certainty, any Commodity Linked Transaction.

“Hedge Obligations” means any and all obligations or liabilities, whether absolute or contingent, due or to become due, now existing or hereafter arising, of each Loan Party and its Subsidiaries arising under, owing pursuant to, or existing in respect of Hedge Agreements entered into with one or more of (a) the Hedge Providers or (b) third parties.

“Hedge Provider” means any Lender or an Affiliate of a Lender that is a party to a Hedge Agreement with a Loan Party or its Subsidiaries at the time it enters into such Hedge Agreement; provided, that if, at any time, a Lender ceases to be a Lender under this Agreement (prior to the payment in full of the Obligations), the obligations with respect to Hedge Agreements entered into with such former Lender or any of its Affiliates shall continue to constitute Hedge Obligations and shall remain secured pursuant to the Loan Documents.

“Hourly Pension Plan” means the Essar Steel Algoma Inc. Pension Plan for Hourly Employees (Canada Revenue Agency and Financial Services Commission of Ontario Registration No. 1079904).

“IFRS” shall mean International Financial Reporting Standards as in effect from time to time; provided that determinations in accordance with IFRS for purposes of Sections 2.4 and 6, including defined terms as used therein, and for all purposes of determining the Fixed Charge Coverage Ratio or the Consolidated Total Leverage Ratio, are subject (to the extent provided therein) to Section 1.2.

“Immaterial Subsidiary” mean, as of any date, each Restricted Subsidiary of the Borrower that (i) has not guaranteed any other Indebtedness of the Borrower and (ii)(x) has total assets together with all other Immaterial Subsidiaries (other than Unrestricted Subsidiaries) (as determined in accordance with IFRS) of less than 2.50% of the Consolidated Total Assets of the Borrower (measured, at the end of the most recent fiscal period for which internal financial statements are available) and (y) “earnings before interest, taxes, depreciation and amortization” (calculated in a manner consistent with the definition of “Consolidated EBITDA”), together with all other Immaterial Subsidiaries (other than Unrestricted Subsidiaries) of less than 2.50% of the Consolidated EBITDA of the Borrower (measured for the most recently ended four consecutive fiscal quarters for which internal consolidated financial statements are available), in each case measured on a Pro Forma Basis giving effect to any acquisitions or dispositions of companies, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary; provided, that if internal financial statements are not available, this definition shall be applied based on the financial statements delivered pursuant to Section 5.1.

“Increase” has the meaning specified therefor in Section 2.14.

“Increase Date” has the meaning specified therefor in Section 2.14.

“Increase Joinder” has the meaning specified therefor in Section 2.14.

“Incur” shall mean issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Equity Interests of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness hereunder or pursuant to any other revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed hereunder or thereunder.

“Indebtedness” as to any Person means (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, or other financial products, (c) all obligations of such Person as a lessee under Capital Leases, (d) all obligations or liabilities of others secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices and, for the avoidance of doubt, other than royalty payments payable in the ordinary course of business in respect of non-exclusive licenses) and any Earn-Out or similar obligations, (f) all monetary obligations of such Person owing under Hedge Agreements (which amount shall be calculated based on the amount that would be payable by such Person if the Hedge Agreement were terminated on the date of determination), (g) any Disqualified Equity Interests of such Person, and (h) any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (g) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness under clause (d) above, or which is limited or is non-recourse to a Person or for which recourse is limited to an identified asset shall be valued at the lesser of (A) if applicable, the limited amount of such obligations, and (B) if applicable, the fair market value of such assets securing such obligation.

Notwithstanding the above provisions, (a) in no event shall any obligations under Hedge Agreements be deemed “Indebtedness” for any calculation of the Consolidated Total Leverage Ratio or any other financial ratio under this Agreement and (b) in no event shall the following constitute Indebtedness:

(i) contingent obligations Incurred in the ordinary course of business;

(ii) Cash Management Services;

(iii) in connection with the purchase by the Borrower or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner;

(iv) for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes; or

(v) any obligations with respect to trade payables.

“Indemnified Liabilities” has the meaning specified therefor in Section 10.3 of this Agreement.

“Indemnified Person” has the meaning specified therefor in Section 10.3 of this Agreement.

“Indemnified Taxes” means, (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by, or on account of any obligation of, any Loan Party under any Loan Document, and (b) to the extent not otherwise described in the foregoing clause (a), Other Taxes.

“Infrastructure Loan Facility” shall mean the unsecured project financing facility provided pursuant to that certain Credit Agreement dated as of November 26, 2021, as amended on February 8, 2022, among the Borrower, as borrower, Algoma Steel Group Inc. and the other Loan Parties party thereto as guarantors, and Canada Infrastructure Bank, as administrative agent and lender, in an initial aggregate principal amount of Can$220,000,000.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code, Canadian Insolvency Laws or under any other state, provincial or federal bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

“Insurance Policies” shall mean the insurance policies and coverages required to be maintained by each Loan Party which is a holder of Mortgaged Property with respect to the applicable Mortgaged Property pursuant to Section 5.6 and all renewals and extensions thereof.

“Intercompany Debt” shall mean any Indebtedness, payables or other obligations, whether now existing or hereafter incurred, owed by Parent or any Restricted Subsidiary of Parent to Parent or any Restricted Subsidiary of Parent.

“Intercompany Note” shall mean a promissory note evidencing Intercompany Debt, duly executed and delivered substantially in the form of Exhibit D-1 (or such other form as shall be satisfactory to the Agent in its sole discretion), with blanks completed in conformity herewith.

~~“Inter-Lender Agreement” shall mean that certain inter-lender agreement, dated as of the Original Closing Date, by and among, inter alios, the Borrower, New PortLP, the Collateral Agent, the Term Loan Collateral Agent, Cortland Capital Market Services LLC (as collateral agent for an on behalf of the Leasehold Borrower Secured Parties (as defined therein)) and the lenders under the CapEx Facilities (other than the 2021 CapEx Facilities) from time to time (or the collateral representative in respect thereof).~~

“Interest Period” means,

(a) with respect to any SOFR Loan, a period commencing on the date of the making of such SOFR Loan (or the continuation of a SOFR Loan or the conversion of a U.S. Base Rate Loan to a SOFR Loan) and ending 1, 3 or 6 months thereafter, and

(b) with respect to any CORRA Loan, a period commencing on the date of the making of such CORRA Loan (or the continuation of a CORRA Loan or the conversion of a Canadian Base Rate Loan to a CORRA Loan) and ending 1 or 3 months thereafter;

provided that for each Loan, (a) interest shall accrue at the applicable rate based upon Adjusted Term SOFR or Adjusted Term CORRA, as applicable, from and including the first day of each Interest Period to, but excluding, the day on which any Interest Period expires, and the Interest Period shall commence on the date of advance of or conversion to any SOFR Loan or CORRA Loan, as applicable, and, in the case of immediately successive Interest Periods, each successive Interest Period shall commence on the date on which the immediately preceding Interest Period expires, (b) any Interest Period that would end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day, (c) with respect to an Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period), the Interest Period shall end on the last Business Day of the calendar month that is 1, 3 or (in the case of a SOFR Loan only) 6 months after the date on which the Interest Period began, as applicable, (d) the Borrower may not elect an Interest Period which will end after the Maturity Date and (e) no tenor that has been removed from this definition pursuant to Section 2.12(d)(iii)(D) shall be available for specification in any borrowing, conversion or continuation notice.

“Inventory” means inventory (as that term is defined in the Code).

“Inventory Reserves” shall mean reserves established in the Permitted Discretion of the Agent pursuant to clause (b) of the definition of “Eligible Inventory”.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of IFRS; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If the Borrower or any Restricted Subsidiary issues, sells or otherwise disposes of any Equity Interests of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Borrower or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested (measured at the time made), without adjustment for subsequent increases or decreases in the value of such Investment, or write-ups, write-downs or write-offs with respect thereto, but giving effect to any returns or distributions of capital or repayment of principal actually received in cash by such Person with respect thereto (but only to the extent that the aggregate amount of all such returns, distributions and repayments with respect to such Investment does not exceed the original principal amount of such Investment and less any such amounts which increase the ability to make a Restricted Payment or any Restricted Investment pursuant to Section 6.7 and 6.9, as applicable).

“Investment Grade Securities” shall mean:

(a) securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(b) securities issued or directly and fully guaranteed or insured by a member of the European Union, or any agency or instrumentality thereof (other than Cash Equivalents);

(c) debt securities or debt instruments with a rating of “A” or higher from S&P or “A3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among the Borrower and its Subsidiaries; and

(d) investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

“IRC” means the Internal Revenue Code of 1986, as in effect from time to time.

“ISP” means, with respect to any Letter of Credit, the International Standby Practices 1998 (International Chamber of Commerce Publication No. 590) and any version or revision thereof accepted by the Issuing Bank for use.

“Issuer Document” means, with respect to any Letter of Credit, a letter of credit application, a letter of credit agreement, or any other document, agreement or instrument entered into (or to be entered into) by the Borrower in favor of Issuing Bank and relating to such Letter of Credit.

“Issuing Bank” or “Issuing Lender” means Wells Fargo or any other Lender that, at the request of the Borrower and with the consent of Agent, agrees, in such Lender’s sole discretion, to become an Issuing Bank for the purpose of issuing Letters of Credit pursuant to Section 2.11 of this Agreement, and Issuing Bank shall be a Lender.

“Joinder” means a joinder agreement substantially in the form of Exhibit J-1 to this Agreement.

“Joint Book Runners” has the meaning set forth in the preamble to this Agreement.

“Joint Lead Arrangers” has the meaning set forth in the preamble to this Agreement.

“Junior Financing” shall mean, collectively, the CapEx Facilities and any Subordinated Indebtedness and any Permitted Refinancing Indebtedness in respect thereof that constitutes Subordinated Indebtedness; provided that Junior Financing shall not include, any Intercompany Debt.

“Junior Lien Priority” shall mean a Lien on Collateral that ranks junior in priority to the Liens securing the Obligations; provided that such junior priority Lien shall be subject to an Acceptable Intercreditor Agreement reasonably satisfactory to the Agent and the Borrower.

“Leases” shall mean the New PortLP Leases and any and all other leases, subleases, tenancies, options, concession agreements, rental agreements, occupancy agreements, franchise agreements, access agreements and any other agreements (including all amendments, extensions, replacements, renewals, modifications and/or guarantees thereof), whether or not of record and whether now in existence or hereafter entered into, affecting the use or occupancy of all or any portion of any Real Property.

“Legal Reservations” means the application of bankruptcy and insolvency laws, general principles of equity and/or principles of good faith and fair dealing.

“Lender” has the meaning set forth in the preamble to this Agreement, shall include Issuing Bank and the Swing Lender, and shall also include any other Person made a party to this Agreement pursuant to the provisions of Section 13.1 of this Agreement and “Lenders” means each of the Lenders or any one or more of them.

“Lender Group” means each of the Lenders (including Issuing Bank and the Swing Lender) and Agent, or any one or more of them.

“Lender Group Expenses” means all (a) costs or expenses (including taxes and insurance premiums) required to be paid by any Loan Party or its Subsidiaries under any of the Loan Documents that are paid, advanced, or incurred by the Lender Group, (b) documented out-of-pocket fees or charges paid or incurred by Agent in connection with the Lender Group’s transactions with each Loan Party and its Subsidiaries under any of the Loan Documents, including, photocopying, notarization, couriers and messengers, telecommunication, public record searches, filing fees, recording fees, publication, real estate surveys, real estate title policies and endorsements, and environmental audits, (c) Agent’s customary fees and charges imposed or incurred in connection with any background checks or OFAC/PEP searches related to any Loan Party or its Subsidiaries, (d) Agent’s customary fees and charges (as adjusted from time to time) with respect to the disbursement of funds (or the receipt of funds) to or for the account of the Borrower (whether by wire transfer or otherwise), together with any out-of-pocket costs and expenses incurred in connection therewith, (e) customary charges imposed or incurred by Agent resulting from the dishonor of checks payable by or to any Loan Party, (f) reasonable, documented out-of-pocket costs and expenses paid or incurred by the Agent to enforce any provision of the Loan Documents, or during the continuance of an Event of Default, in gaining possession of, maintaining, handling, preserving, storing, shipping, selling, preparing for sale, or advertising to sell the Collateral, or any portion thereof, irrespective of whether a sale is consummated, (g) field examination, appraisal, and valuation fees and expenses of Agent related to any field examinations, appraisals, or valuation to the extent of the fees and charges (and up to the amount of any limitation) provided in Section 5.7(c) of this Agreement, (h) Agent’s reasonable, documented costs and expenses (including reasonable and documented attorneys’ fees and expenses) relative to third party claims or any other lawsuit or adverse proceeding paid or incurred, whether in enforcing the Loan Documents or otherwise in connection with the transactions contemplated by the Loan Documents, Agent’s Liens in and to the Collateral, or the Lender Group’s relationship with any Loan Party or any of its Subsidiaries, (i) Agent’s reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees and due diligence expenses) incurred in advising, structuring, drafting, reviewing, administering (including travel, meals, and lodging), syndicating (including reasonable costs and expenses relative to the rating of the CUSIP, DXSyndicate™, SyndTrak or other communication costs incurred in connection with a syndication of the loan facilities), or amending, waiving, or modifying the Loan Documents, and (j) Agent’s and each Lender’s reasonable and documented costs and expenses (including reasonable and documented attorneys, accountants, consultants, and other advisors fees and expenses) incurred in terminating, enforcing (including attorneys, accountants, consultants, and other advisors fees and expenses incurred in connection with a “workout,” a “restructuring,” or an Insolvency Proceeding concerning any Loan Party or any of its Subsidiaries or in exercising rights or remedies under the Loan Documents), or defending the Loan Documents, irrespective of whether a lawsuit or other adverse proceeding is brought, or in taking any enforcement action or any Remedial Action with respect to the Collateral.

“Lender Group Representatives” has the meaning specified therefor in Section 17.9 of this Agreement.

“Lender-Related Person” means, with respect to any Lender, such Lender, together with such Lender’s Affiliates, officers, directors, employees, attorneys, and agents.

“Letter of Credit” means a letter of credit (as that term is defined in the Code) issued by Issuing Bank.

“Letter of Credit Collateralization” means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to Agent (including that Agent has a first priority perfected Lien in such cash collateral), including provisions that specify that the Letter of Credit Fees and all commissions, fees, charges and expenses provided for in Section 2.11(j) of this Agreement (including any fronting fees) will continue to accrue while the Letters of Credit are outstanding) to be held by Agent for the benefit of the Revolving Lenders in an amount equal to 105% of the then existing Letter of Credit Usage, (b) delivering to Agent documentation executed by all beneficiaries under the Letters of Credit, in form and substance reasonably satisfactory to Agent and Issuing Bank, terminating all of such beneficiaries’ rights under the Letters of Credit, or (c) providing Agent with a standby letter of credit, in form and substance reasonably satisfactory to Agent, from a commercial bank acceptable to Agent (in its sole discretion) in an amount equal to 105% of the then existing Letter of Credit Usage (it being understood that the Letter of Credit Fee and all fronting fees set forth in this Agreement will continue to accrue while the Letters of Credit are outstanding and that any such fees that accrue must be an amount that can be drawn under any such standby letter of credit).

“Letter of Credit Disbursement” means a payment made by Issuing Bank pursuant to a Letter of Credit or pursuant to any Reimbursement Undertaking.

“Letter of Credit Exposure” means, as of any date of determination with respect to any Lender, such Lender’s participation in the Letter of Credit Usage pursuant to Section 2.11(e) on such date.

“Letter of Credit Fee” has the meaning specified therefor in Section 2.6(b) of this Agreement.

“Letter of Credit Indemnified Costs” has the meaning specified therefor in Section 2.11(f) of this Agreement.

“Letter of Credit Related Person” has the meaning specified therefor in Section 2.11(f) of this Agreement.

“Letter of Credit Sublimit” means $100,000,000.

“Letter of Credit Usage” means, as of any date of determination, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit, plus (b) the aggregate amount of outstanding reimbursement obligations with respect to Letters of Credit which remain unreimbursed or which have not been paid through a Revolving Loan.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or other), security interest, or other security arrangement and any other preference, priority, or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement, the interest of a lessor under a Capital Lease and any synthetic or other financing lease having substantially the same economic effect as any of the foregoing.

“Line Cap” means, as of any date of determination, the lesser of (a) the Maximum Revolver Amount, and (b) the Borrowing Base as of such date of determination.

“Loan” means any Revolving Loan, Swing Loan, or Extraordinary Advance made (or to be made) hereunder.

“Loan Account” has the meaning specified therefor in Section 2.8(a) of this

Agreement.

“Loan Documents” means this Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, the Control Agreements, the Security Documents, any Borrowing Base Certificate, the Fee Letters, the Guarantee, the ABL Intercreditor Agreement, the Inter-Lender Agreement, any Issuer Documents, the Letters of Credit, each Acceptable Intercreditor Agreement executed and delivered after the Closing Date, any Note or Notes executed by the Borrower in connection with this Agreement and payable to any member of the Lender Group, and any other instrument or agreement entered into, now or in the future, by any Loan Party or any of its Subsidiaries and any member of the Lender Group in connection with this Agreement (but specifically excluding Bank Product Agreements).

“Loan Party” means Borrower or any Guarantor (and includes the term “Credit Party” if and where used in any Loan Documents which term shall have the same meaning).

“M&E Appraisal” means, with respect to an appraisal of Machinery and Equipment, the most recent appraisal of such property, conducted both on a going-concern basis and on a “net orderly liquidation value” basis, received by the Agent, provided that (a) such appraisal is prepared by an appraisal company satisfactory to the Agent, and (b) the scope and methodology of such appraisal is satisfactory to the Agent, in each case, in the Agent’s Permitted Discretion.

“Machinery and Equipment” means all machinery, apparatus, equipment, fittings, furniture, motor vehicles, and other fixed assets now owned or hereafter acquired by any Loan Party, and all parts, accessories and special tools and all increases and accessions thereto and substitutions and replacements therefor.

“Management Advances” shall mean loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of any Parent Entity, the Borrower or any Restricted Subsidiary:

(a) (i) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (ii) for purposes of funding any such person’s purchase of Equity Interests (or similar obligations) of the Borrower, its Subsidiaries or any Parent Entity with (in the case of this sub-clause (ii)) the approval of the Board of Directors;

(b) in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(c) not exceeding $3,000,000 in the aggregate outstanding at any time.

“Margin Stock” as defined in Regulation U of the Board of Governors as in effect from time to time.

“Market Capitalization” means, at any date of determination, the amount equal to (a) the total number of then issued and outstanding shares of common Equity Interests of the Borrower or any Parent Entity multiplied by (b) the arithmetic mean of the closing prices per share of such common Equity Interests on the principal securities exchange on which such common Equity Interests are traded for the 30 consecutive trading days immediately preceding such date.

“Material Adverse Effect” means a material adverse effect on (i) the business, financial condition or results of operations, in each case, of the Borrower and its Restricted Subsidiaries, taken as a whole or (ii) the material rights and remedies (taken as a whole) of the Agent under the applicable Loan Documents.

“Material Commercial Tort Claim” means Commercial Tort Claims involving a claim of in excess of $5,000,000 (as determined in good faith by the Borrower).

“Material Dispositions Thresholds” shall have the meaning given to such term in Section 6.4 (a).

“Material Indebtedness” shall mean any Indebtedness (other than the Loans) or Hedge Obligations of Parent or any of its Restricted Subsidiaries in an aggregate outstanding principal amount exceeding the Threshold Amount. For purposes of determining Material Indebtedness, the “principal amount” in respect of any Hedge Obligations of Parent or any of its Restricted Subsidiaries at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that Parent or such Restricted Subsidiary would be required to pay if the related Hedge Agreement were terminated at such time.

Material Real Estate Asset” means collectively, (i) each Real Property identified on Schedule 8(a) to the Perfection Certificate dated the Closing Date, including, without limitation, the New PortLP Leases, (ii) each Real Property owned in fee simple by any Loan Party as is acquired by such Loan Party after the Closing Date, and (iii) unless the Agent otherwise consents, each leased Real Property of any Loan Party that may be mortgaged under the express terms of the lease without the consent of the lessor thereunder.

“Maturity Date” means May 23, 2028, as extended pursuant to Section 2.16.

“Maximum Revolver Amount” means $~~300,000,000~~375,000,000 , decreased by the amount of reductions in the Revolver Commitments made in accordance with Section 2.4(c) of this Agreement and increased by the amount of any Increase made in accordance with Section 2.14 of this Agreement.

“Monthly Reporting Period” means the period (a) commencing when Specified Excess Availability is less than 12.5% of the Maximum Revolver Amount and (b) ending on the date when Specified Excess Availability is at least 12.5% of the Maximum Revolver Amount for a period of thirty (30) consecutive calendar days.

“Moody’s” has the meaning specified therefor in the definition of Cash Equivalents.

“Mortgage Policy” shall have the meaning assigned to such term in the definition of “Collateral and Guarantee Requirement”.

“Mortgaged Property” shall mean (a) each Material Real Estate Asset identified as a Mortgaged Property on Schedule 8(a) to the Perfection Certificate dated the Closing Date and (b) any other Material Real Estate Asset which is encumbered (or required to be encumbered) by a Mortgage pursuant to the terms hereof.

“Mortgages” shall mean any agreement, including, but not limited to, a mortgage, debenture, deed of trust, leasehold mortgage, leasehold deed of trust, or any other document, creating and evidencing a Lien on a Mortgaged Property granted to the Agent as security for a Loan Party’s obligations, which shall be in a form reasonably satisfactory to the Agent, it being agreed that the form of debenture delivered to and in favour of the Agent as of the Original Closing Date shall be deemed satisfactory in all material respects to the Agent.

“Nationally Recognized Statistical Rating Organization” shall mean a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

“Net Cash Proceeds” shall mean with respect to any issuance or sale of Equity Interests, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of Taxes paid or reasonably estimated to be actually payable as a result of such issuance or sale (including, for the avoidance of doubt, any income, withholding and other Taxes payable as a result of the distribution of such proceeds to the Borrower and after taking into account any available tax credit or deductions and any tax sharing agreements) (provided that, to the extent such amounts are not used to make payments in respect of such Taxes, such proceeds shall constitute Net Cash Proceeds).

“Net Orderly Liquidation Value” shall mean the “net orderly liquidation value” determined by an unaffiliated valuation company acceptable to the Agent after performance of an inventory valuation to be done at the Agent’s request (or as otherwise required hereunder) and the Borrower’s expense, less the amount estimated by such valuation company for marshaling, reconditioning, carrying, and sales expenses designated to maximize the resale value of such Inventory and assuming that the time required to dispose of such Inventory is customary with respect to such Inventory.

“Net Recovery Cost Percentage” shall mean the fraction, expressed as a percentage: (a) the numerator of which is the amount equal to the Net Orderly Liquidation Value of Inventory as set forth in the most recent Acceptable Appraisal of the Inventory received by the Agent in accordance with Section 5.7 as applicable, and (b) the denominator of which is the Value of the aggregate amount of Inventory subject to appraisal.

“New PortLP Head Lease” means the amended and restated port lease dated as of the Original Closing Date among the Borrower, as landlord and NewPort LP, as tenant, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“New PortGP” shall mean Algoma Docks GP Inc., a British Columbia corporation and the general partner of New PortLP.

“New PortLP” shall mean Algoma Docks Limited Partnership, an Ontario Limited Partnership.

“New PortLP Leases” shall mean the New PortLP Head Lease and the New PortLP Sublease.

“New PortLP Payments Amount” shall mean, collectively the aggregate amount of (i) the tax and other claim liabilities of New PortLP and New PortGP (collectively, the “Port Lease Entities”) required to be paid by the Port Lease Entities and all costs incurred by the Borrower or the Port Lease Entities in connection with reporting obligations under or otherwise incurred in connection with compliance with Applicable Law of any Governmental Authority related to the New PortLP Leases and the ownership or operation of the port lands and the port assets, and (ii) rent and other payments required to be paid under the New PortLP Leases, general corporate overhead expenses, including professional fees and expenses, and other operational expenses of the Port Lease Entities and of the Borrower related to the New PortLP Leases and the ownership or operation of the port lands and the port assets.

“New PortLP Sublease” means the sublease dated as of Original Closing Date between the New PortLP, as sublandlord, and the Borrower, as subtenant, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“New PortLP Transaction Documents” shall mean the New PortLP Sublease and the other transaction documents as defined in the Original Credit Agreement.

“Note” and “Notes” has the meaning specified therefor in Section 2.5(b) of this Agreement.

“Non-Consenting Lender” has the meaning specified therefor in Section 14.2(a) of this Agreement.

“Non-Defaulting Lender” means each Lender other than a Defaulting Lender.

“Non-Guarantor Subsidiary” shall mean each Restricted Subsidiary that is not a Subsidiary Guarantor.

“Obligations” means (a) all loans (including the Revolving Loans (inclusive of Extraordinary Advances and Swing Loans)), debts, principal, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), reimbursement or indemnification obligations with respect to Letters of Credit (irrespective of whether contingent), premiums, liabilities (including all amounts charged to the Loan Account pursuant to this Agreement), obligations (including indemnification obligations), fees (including the fees provided for in the Fee Letters), Lender Group Expenses (including any fees or expenses that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), guaranties, and all covenants and duties of any other kind and description owing by any Loan Party arising out of, under, pursuant to, in connection with, or evidenced by this Agreement or any of the other Loan Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that any Loan Party is required to pay or reimburse by the Loan Documents or by law or otherwise in connection with the Loan Documents (collectively, all Obligations under this clause (a), the “Loan Document Obligations”), and (b) all Bank Product Obligations; provided, however, that for any of the foregoing in clause (b) to be included as an Obligation for purposes of a distribution under the Pari Principal Waterfall Clause, the applicable Secured Party and the Borrower must have previously provided written notice to the Agent of the maximum dollar amount of obligations arising thereunder (the “Banking Services Product Amount”). The Banking Services Product Amount may be changed from time to time upon written notice to the Agent by the applicable Secured Party and the Borrower; provided that, anything to the contrary contained in the foregoing notwithstanding, the Obligations shall exclude any Excluded Swap Obligation. Without limiting the generality of the foregoing, the Loan Document Obligations of the Loan Parties include the obligation to pay (i) the principal of the Revolving Loans, (ii) interest accrued on the Revolving Loans, (iii) the amount necessary to reimburse Issuing Bank for amounts paid or payable pursuant to Letters of Credit, (iv) Letter of Credit commissions, fees (including fronting fees) and charges, (v) Lender Group Expenses, (vi) fees payable under this Agreement or any of the other Loan Documents, and (vii) indemnities and other amounts payable by any Loan Party under any Loan Document. Any reference in this Agreement or in the Loan Documents to the Obligations shall include all or any portion thereof and any extensions, modifications, renewals, or alterations thereof, both prior and subsequent to any Insolvency Proceeding.

“OFAC” means The Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Ontario CapEx Facility” shall mean that certain Credit Agreement dated as of the Original Closing Date, as amended on November 26, 2021 among the Borrower, as borrower, and Her Majesty the Queen in Right of Ontario, as represented by the Minister of Northern Development and Mines, as lender, providing for capital expenditure credit facilities in an initial aggregate principal amount of Can$60,000,000.

“Organizational Documents” shall mean, with respect to any Person, (i) in the case of any corporation, the certificate of incorporation and by-laws (or similar documents) of such Person, (ii) in the case of any limited liability company, the certificate of formation or deed of incorporation and operating agreement and articles of association (or similar documents) of such Person, (iii) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such Person, (iv) in the case of any general partnership, the partnership agreement (or similar document) of such Person, (v) with respect to any Foreign Subsidiary, the equivalent of the foregoing in such Foreign Subsidiary’s jurisdiction of incorporation or organization, and (vi) in any other case, the functional equivalent of the foregoing.

“Original Closing Date” means the Closing Date as defined in the Original Credit Agreement.

“Original Credit Agreement” means the existing Credit Agreement among the parties hereto made prior to this effectiveness of this amendment and restatement, dated November 30, 2018, as amended from time to time prior to the date hereof.

“Originating Lender” has the meaning specified therefor in Section 13.1(e) of this Agreement.

“Other Connection Taxes” shall mean, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court, excise, value added, or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 14.2).

“Overadvance” means, as of any date of determination, that the Revolver Usage is greater than any of the limitations set forth in Section 2.1 or Section 2.11 of this Agreement.

“Parent” has the meaning specified therefor in the preamble to this Agreement.

“Parent Entity” shall mean Parent and any direct or indirect parent of the Borrower.

“Parent Entity Expenses” shall mean:

(a) costs (including all professional fees and expenses) incurred by any Parent Entity in connection with reporting obligations under or otherwise incurred in connection with compliance with applicable law, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, or any agreement or instrument relating to Indebtedness of the Borrower or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder;

(b) customary indemnification obligations of any Parent Entity owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person to the extent relating to the Borrower and its Restricted Subsidiaries;

(c) obligations of any Parent Entity in respect of director and officer insurance (including premiums therefor) to the extent relating to the Borrower and its Restricted Subsidiaries;

(d) Permitted Tax Distributions;

(e) general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent Entity related to the ownership or operation of the business of the Borrower or any of its Restricted Subsidiaries and franchise or similar Taxes;

(f) expenses incurred by any Parent Entity in connection with any public offering or other sale of Equity Interests or Indebtedness:

(i) where the net proceeds of such offering or sale are intended to be received by or contributed to the Borrower or a Restricted Subsidiary,

(ii) in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed, or

(iii) otherwise on an interim basis prior to completion of such offering so long as any Parent Entity shall cause the amount of such expenses to be repaid to the Borrower or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed;

(g) without duplication of (f) above, (x) fees and expenses related to any debt and/or equity offerings (including refinancings), investments and/or acquisitions permitted or not restricted by this Agreement (whether or not consummated, and including advisory, refinancing, subsequent transaction and exit fees of any Parent Entity) and expenses and indemnities of any trustee, agent, arranger, underwriter or similar role and (y) after the consummation of an initial public offering or the issuance of debt securities, Public Company Costs;

(h) for greater certainty, sales Taxes, commodity Taxes and other similar Taxes exigible in respect of any payment described in (a) to (g) above; and

(i) customary guarantee obligations in respect of any payment described in (a) to (h) above.

“Pari Principal Waterfall Clause” shall have the meaning provided in Section 2.4(b)(iii).

“Participant” has the meaning specified therefor in Section 13.1(e) of this Agreement.

“Participant Register” has the meaning set forth in Section 13.1(i) of this Agreement.

“Patriot Act” has the meaning specified therefor in Section 4.13 of this Agreement.

“Payment Conditions” shall mean that at the time of each action or transaction and after giving effect thereto each of the following conditions are satisfied:

(a) (x) in the case of any Restricted Payment, Restricted Investment, Restricted Debt Payment, Permitted Disposition (solely to the extent Payment Conditions are required to be satisfied pursuant to clause (aa) of the definition of “Permitted Disposition”) or Permitted Acquisition (solely to the extent Payment Conditions are required to be satisfied pursuant to clause (y) of the definition of “Permitted Acquisition”), in each case, no Event of Default shall be continuing or would result therefrom and (y) in any other case, no Specified Event of Default shall be continuing or would result therefrom; and

(b) both (x) Specified Excess Availability on the date of the proposed transaction, payment or incurrence and (y) average daily Specified Excess Availability for a period of thirty (30) consecutive calendar days immediately preceding such transaction, payment on incurrence (in each case, calculated on a Pro Forma Basis) would be equal to or greater than:

(i) if the Fixed Charge Coverage Ratio (calculated on a Pro Forma Basis) is greater than or equal to 1.00:1.00, the greater of (x) 15% of the Line Cap and (y) $31,500,000; or

(ii) if the Fixed Charge Coverage Ratio (calculated on a Pro Forma Basis) is less than 1.00:1.00, the greater of (x) 20% of the Line Cap and (y) $42,000,000.

“Payment Recipient” has the meaning specified therefor in Section 17.16 of this Agreement.

“PBA” shall mean the Pension Benefits Act (Ontario) and all regulations made thereunder, as amended from time to time, and any corresponding pension benefits standards legislation of other jurisdictions in Canada.

“Pension Contribution Reserve” shall mean, at any time, a reserve that may be imposed by the Agent in its Permitted Discretion in an aggregate amount not to exceed the Pension Contribution Reserve Amount.

“Pension Contribution Reserve Amount” shall mean, at any time, the sum of (a) the amount of any overdue special payments and contributions for normal costs required to be made by the Borrower or any Guarantor pursuant to applicable law in respect of any DB Plan (excluding, for greater certainty, any special payments required in relation to a full or partial wind-up of a DB Plan) that have not been paid when due, provided such amounts would not be considered a Permitted Lien, plus (b) without duplication of clause (a), the amount of all special payments and normal costs required to be paid by the Borrower or any Guarantor pursuant to applicable law in respect of any DB Plan for the immediately succeeding 30 day period.

“Pension Matters Documents” shall mean, collectively (a) the Salaried Pension Plan Exemption Agreement; (b) Hourly Pension Plan Exemption Agreement; (c) Memorandum of Settlement re Pension Matters with USW Local 2251, (d) Memorandum of Settlement re Pension Matters with USW Local 2724, (e) Amended Pension Matters Agreement with USW Local 2251 and with USW Local 2724, (f) WRAP Pension Plan Agreement and (g) the WRAP Pension Plan Order.

“Pension Regulatory Relief” shall mean the obtaining by the Borrower of (a) regulatory relief from the application of s. 57(3) of the Pension Benefits Act (Ontario) in relation to the Hourly Pension Plan and Salaried Pension Plan, with respect to any contributions due and not paid into the hourly and salaried plans prior to the Closing Date; and (b) permanent regulatory relief from the application of s. 57(4) of the Pension Benefits Act (Ontario) in respect of the Hourly Pension Plan and the Salaried Pension Plan and, in the event that the WRAP Pension Plan is assumed by the Borrower pursuant to the applicable Pension Matters Documents, shall mean, (c) regulatory relief from the application of s. 57(3) of the Pension Benefits Act (Ontario), in relation to the WRAP Pension Plan, with respect to any contributions due and not paid prior to the Closing Date, and (d) permanent regulatory relief from the application of s. 57(4) of the Pension Benefits Act (Ontario) in respect of the WRAP Pension Plan.

“Pension Valuation Report” means, with respect to a DB Plan, the most recent annual actuarial valuation report, provided that (a) such report is prepared by an actuary satisfactory to the Agent, it being agreed and acknowledged that the Borrower’s current actuary as of the Closing Date is satisfactory to the Agent, and (b) the scope and methodology of the actuarial analysis is satisfactory to the Agent, in each case, in the Agent’s Permitted Discretion, it being agreed and acknowledged that (i) the actuarial valuation reports filed with the Ontario Financial Services Regulatory Authority and made as of April 1, 2021 (April 1, 2022 in respect of the Wrap Plan), received by Agent are the Pension Valuation Reports to be delivered as of the Closing Date, and (ii) the actuarial valuation reports prepared for the DB Plans as at April 1 each year and filed with the Ontario Financial Services Regulatory Authority will, in the ordinary course, be considered a Pension Valuation Report hereunder, provided that the Agent reserves the right to require changes to the scope and methodology of the actuarial analysis in an actuarial valuation report for purposes of this Agreement, if, after due inquiry and analysis by, and after having received advice from, a Canadian-qualified actuary, it is reasonable and appropriate to do so in its Permitted Discretion; provided, however, that the Borrower and its actuary shall have the opportunity to engage with the Agent and its actuary in an effort to resolve any differences in opinion between the actuaries prior to any such change being effected by the Agent.

“Pension Unfunded Liability Reserve” shall mean, at any time, a reserve that may be imposed by the Agent in its Permitted Discretion in accordance with and subject to the limitations set out in Section 2.2, in an aggregate amount not to exceed the Pension PP&E Collateral Deficiency Amount.

“Pension PP&E Collateral Deficiency Amount” means, at any time, the positive amount, if any, by which (a) the aggregate unfunded liabilities of the DB Plans, measured as the greatest of (i) the solvency deficiencies, (ii) hypothetical wind-up deficiencies and (iii) going concern deficiencies as determined under the most recent Pension Valuation Reports delivered to the Agent (whether or not such liability or obligation with respect to the DB Plans is then due or not due), exceeds (b) the amount, from time to time, which is the product of (i) the value of the PP&E Collateral as determined by the Agent in its Permitted Discretion, taking into consideration the most recent Real Property Appraisal and M&E Appraisal, multiplied by (ii) a collateral margin percentage as determined by the Agent in its Permitted Discretion; provided that, at any time prior to the delivery to the Agent of a new Pension Valuation Report after the Closing Date, the hypothetical wind-up liabilities for both the hourly and salaried plans shall be 104% of the amounts shown in the Pension Valuation Report delivered as of the Closing Date for the purposes of calculating the hypothetical wind-up deficiencies in determining the Pension PPE Collateral Deficiency Amount.

“Perfection Certificate” means a certificate in the form of Exhibit P-1 to this Agreement.

“Perfection Certificate Supplement” shall mean a certificate supplement in the form of Exhibit P-2 or any other form approved by the Administrative Agent

“Perfection Requirements” means (a)(i) the filing of appropriate UCC financing statements with the office of the Secretary of State or other appropriate office in the state of organization of each Loan Party (or equivalent location or office in the applicable jurisdiction) and (ii) the filing of appropriate PPSA financing statements in each province or territory in Canada where a Loan Party is located (as determined under the PPSA) and each province and territory in Canada where a Loan Party owns tangible personal property, (b) the filing of intellectual property security agreements or other appropriate assignments or notices with the U.S. Patent and Trademark Office, the U.S. Copyright Office and/or the Canadian Intellectual Property Office, as applicable, (c) the proper recording or filing, as applicable, of Mortgages with respect to the Mortgaged Property, in favor of the Agent for the benefit of the Secured Parties, (d) the delivery to the Agent of any stock certificate or promissory note to the extent required to be delivered by the applicable Loan Documents and (e) other filings, recordings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Agent or to enforce the rights of the Agent and the Secured Parties under the Loan Documents.

“Permitted Acquisition” means any Acquisition by the Borrower or any of its Restricted Subsidiaries, whether by purchase, merger, amalgamation or otherwise, of all or a substantial portion of the assets of, or any business line, unit or division or product line (including research and development and related assets in respect of any product or facility) of, any Person or of a majority of the outstanding Equity Interests of any Person (and, in any event, including any Investment in (a) any Restricted Subsidiary which serves to increase the Borrower’s or any Restricted Subsidiary’s respective equity ownership in such Restricted Subsidiary or (b) any joint venture or similar arrangement for the purpose of increasing the Borrower’s or its relevant Restricted Subsidiary’s ownership interest in such joint venture or similar arrangement), in each case if (1) the target Person, assets, business or division in respect of such acquisition is a business permitted under Section 6.4(b), (2)(i) such Person is or becomes a Restricted Subsidiary or (ii) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys all or a substantial portion of its assets (or such division, business line, unit or product line or facility) to, or is liquidated into, the Borrower and/or any Restricted Subsidiary as a result of such transaction, (3) to the extent applicable, such target Person and the Loan Parties shall comply with the Collateral and Guarantee Requirements and Section 5.12 with respect to any such target Person (other than any such target Person that is or becomes an Excluded Subsidiary), and (4) at the time of and immediately after the consummation of such acquisition, no Specified Event of Default shall have occurred and be continuing; provided that, in the case of any Acquisition by the Borrower using proceeds of a Loan, (y) such Acquisition shall satisfy, on a Pro Forma Basis, the Payment Conditions, and (z) (i) as soon as available, but not less than thirty (30) days prior to the closing of such Acquisition, the Borrower shall provide the Agent notice of such Acquisition and (ii) if requested by the Agent, promptly following such request, the Borrower shall provide the Agent a copy of all business and financial information including pro forma financial statements and statements of cash flow, a current draft of the acquisition agreement (and final copies thereof as and when executed) and such other information as the Agent may reasonably require (provided however that individual Acquisitions for less than $10,000,000 in value (but such Acquisitions not to exceed $50,000,000 in aggregate over the term of this Agreement) do not require clauses (y) and (z) above to be satisfied).

“Permitted Discretion” means, subject to Section 2.2, the commercially reasonable judgment of the Agent exercised in good faith in accordance with customary business practices for comparable asset-based lending transactions.

“Permitted Dispositions” means:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities;

(b) a disposition of inventory or other assets in the ordinary course of business (including allowing any registrations or any applications for registrations of any intellectual property rights to lapse or go abandoned in the ordinary course of business);

(c) a disposition of obsolete, surplus, worn out, uneconomical, negligible or surplus property, equipment or other assets or property, equipment or other assets that are no longer used or useful in the conduct of the business of the Borrower and its Restricted Subsidiaries;

(d) transactions permitted under Section 6.3;

(e) an issuance of Equity Interests by a Restricted Subsidiary to the Borrower or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(f) any dispositions of Equity Interests, properties or assets in a single transaction or series of related transactions with a Fair Market Value not to exceed, in any Fiscal Year, $15,000,000, which amounts if not used in any Fiscal Year may be carried forward to succeeding Fiscal Years (until so applied);

(g) any Restricted Payment that is permitted to be made, and is made, under and the making of any Permitted Payment or Permitted Investment or, solely for purposes of clause (3) of the first paragraph under Section 6.4, asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(h) dispositions in connection with Permitted Liens;

(i) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(j) the licensing or sub-licensing of intellectual property or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(k) foreclosure, condemnation or any similar action with respect to any property or other assets;

(l) the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(m) any disposition of Equity Interests, Indebtedness or other securities of an Unrestricted Subsidiary;

(n) any disposition of Equity Interests of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Borrower or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(o) (i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased) and (iii) to the extent allowable under Section 1031 of the IRC, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(p) the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(q) any financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Borrower or any Restricted Subsidiary after the Closing Date, including Sale and Leaseback Transactions permitted pursuant to clause (25) of this definition and asset securitizations, permitted by this Agreement;

(r) dispositions of Investments in joint ventures or similar entities to the extent required by, or made pursuant to customary buy/sell arrangements between, the parties to such joint venture set forth in joint venture arrangements and similar binding arrangements;

(s) any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(t) the unwinding of any Hedging Obligations pursuant to its terms;

(u) the surrender or waiver of any contractual rights and the settlement or waiver of any contractual or litigation claims in each case in the ordinary course of business;

(v) any swap of assets in exchange for services or other assets in the ordinary course of business of comparable or greater value of usefulness to the business as determined in good faith by the Borrower;

(w) dispositions of non-core assets (including Equity Interests) acquired in any acquisition or other Investment permitted hereunder, including such dispositions (x) made to obtain the approval of any anti-trust authority or otherwise necessary or advisable in the good faith determination of the Borrower to consummate any acquisition or other Investment permitted hereunder or (y) made to comply with an order of any agency or state authority or other Governmental Authority or any Applicable Law;

(x) dispositions that constitute (or are made in order to effectuate) Sale and Leaseback Transactions so long as either (a) the resulting Indebtedness, if any, constitute Permitted Indebtedness or (b)(i) such Sale and Leaseback Transaction is made in exchange for cash consideration (provided that the cash consideration requirements set forth in Section 6.4 shall apply in determining whether or not the cash consideration requirements in this clause are satisfied) and (ii) the aggregate Fair Market Value of the assets sold subject to all Sale and Leaseback Transactions under this clause (b) shall not exceed $15,000,000;

(y) dispositions of assets that do not constitute Collateral having a Fair Market Value of not more than, in any Fiscal Year, $5,000,000, which amounts if not used in any Fiscal Year may be carried forward to subsequent Fiscal Years (until so applied);

(z) dispositions constituting any part of a Permitted Reorganization;

(aa) dispositions of Commodity Linked Transaction Property in connection with a Commodity Linked Transaction;

(bb) additional dispositions so long as, on a Pro Forma Basis, the Payment Conditions are satisfied.

In the event that a Permitted Disposition meets the criteria of more than one of the types of Permitted Dispositions (at the time made or at a later date), the Borrower in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Disposition in any manner that complies with this definition and such Permitted Disposition shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Disposition to which such Permitted Disposition has been classified or reclassified; provided that (X) upon delivery of any financial statements pursuant to Section 5.1 following the initial incurrence or making of any such reclassifiable item, if such reclassifiable item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” or Payment Conditions basket or exception, such reclassifiable item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” or Payment Conditions basket or exception, as applicable (in each case, subject to any other applicable provision of such “ratio-based” or Payment Conditions basket or exception, as applicable) and (Y) a disposition need not be permitted solely by reference to one category or clause of this definition but may instead be permitted in part under any combination thereof or under any other available exception.

“Permitted Encumbrance” shall mean, with respect to any Mortgaged Property, such exceptions to title as are set forth in the policy of title insurance delivered with respect thereto and accepted by the Agent, including the Liens listed on Schedule F-1 registered on title to the Mortgaged Properties.

“Permitted Holders” means, collectively, (1) [Intentionally Deleted], (2) any Person who is acting solely as an underwriter in connection with a public or private offering of Equity Interests of any Parent Entity or the Borrower, acting in such capacity and (3) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members.

“Permitted Indebtedness” means:

(a) Indebtedness incurred pursuant to (i) any Term Loan Facility plus (ii) (A) an amount equal to unpaid accrued interest, penalties and premiums (including tender premiums) thereon, (B) the amount of any underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant Term Loan Facility, (C) an amount equal to any commitments unutilized thereunder and (D) any additional amounts permitted to be incurred pursuant to Section 6.1 (with additional amounts incurred in reliance on this clause plus (iii) “Cash Management Obligations” and “Hedging Obligations” (or any similar or equivalent term in any document governing any Term Loan Facility); provided that such Indebtedness may be incurred if the following conditions are satisfied (i) (A) such Indebtedness shall not exceed a maximum aggregate principal amount at any time outstanding of $500,000,000, (B) such Indebtedness shall have a final maturity date no earlier than the Maturity Date and shall not have any scheduled amortization greater than 20% per annum or commitment reductions prior to the Maturity Date, (C) any Liens securing such Indebtedness shall be subordinate to the Liens that secure the Obligations pursuant to an Acceptable Intercreditor Agreement, (ii) as soon as available, but not less than thirty (30) days prior to the closing of such Indebtedness, the Borrower has provided the Agent notice of such Indebtedness and, if requested by the Agent, promptly following such request, a copy of all business and financial information including pro forma financial statements and statements of cash flow, a current draft of the term loan facility agreement (and final copies thereof as and when executed) and such other information as the Agent may reasonably require and (iii) no Default or Event of Default shall have occurred and be continuing on the date of such incurrence, nor shall either result after giving effect to such incurrence;

(b) Guarantees by the Borrower or any Restricted Subsidiary of Indebtedness of the Borrower or any Restricted Subsidiary so long as the Incurrence of such Indebtedness is permitted under the terms of this Agreement;

(c) Indebtedness of the Borrower owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Borrower or any Restricted Subsidiary; provided, however, that: any subsequent issuance or transfer of Equity Interests or any other event which results in any such Indebtedness being beneficially held by a Person other than the Borrower or a Restricted Subsidiary; and any sale or other transfer of any such Indebtedness to a Person other than the Borrower or a Restricted Subsidiary, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Borrower or such Restricted Subsidiary, as the case may be; provided further that (x) no such Indebtedness owed to a Loan Party shall be evidenced by a promissory note unless such promissory note constitutes a negotiable instrument and is pledged to the Agent in accordance with the terms of the Security Documents, (y) all such Indebtedness of any Loan Party owed to any Restricted Subsidiary that is not a Loan Party shall be unsecured and evidenced by an Intercompany Note and (z) the aggregate principal amount of Indebtedness owing by any Restricted Subsidiary that is a Non-Guarantor Subsidiary to the Borrower or any other Loan Party, when combined with (i) the aggregate amount of all dispositions by a Loan Party to a Restricted Subsidiary that is not a Loan Party pursuant to the definition of “Permitted Dispositions” and (ii) the aggregate amount of all Investments made pursuant to clause (1) of the definition of “Permitted Investment” in any Restricted Subsidiary that is not (or will not become) a Non-Guarantor Subsidiary, shall not exceed $10,000,000;

(d) any Indebtedness outstanding on, or pursuant to commitments existing (or anticipated) on, the Closing Date and listed on Schedule 4.14;

(e) Acquired Indebtedness of any Person that becomes a Restricted Subsidiary or Acquired Indebtedness assumed in connection with an acquisition or other Investment permitted hereunder after the Closing Date; provided that such Indebtedness was not created or incurred in anticipation thereof;

(f) Hedge Obligations (excluding Hedge Obligations entered into for speculative purposes, provided that Hedge Obligations relating to a Commodity Linked Transaction shall not be considered entered into for speculative purposes to the extent such transaction is with a Hedge Provider and relates to commodities acquired, used, maintained or disposed of, in the ordinary course of business of the Loan Parties);

(g) (a) Indebtedness represented by Capitalized Lease Obligations or purchase money Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause not to exceed the greater of (x) $25,000,000 and (y) 6.0% of Consolidated Total Assets as of the last day of the most recently ended Calculation Period; and (b) Indebtedness represented by Capitalized Lease Obligations or purchase money Indebtedness with respect to the lease, purchase, repair, and improvement to blast furnaces and any related equipment or components in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause not to exceed $50,000,000; provided that, in the case of the immediately preceding clause (b), (i) the Liens securing such Indebtedness do not extend to any assets other than those purchased with the net proceeds of such incurrence, (ii) any assets so acquired shall not be Collateral, (iii) no Event of Default shall have occurred and be continuing or would result therefrom, (iv) such Indebtedness shall have a final maturity date no earlier than the Maturity Date and shall not have any scheduled amortization greater than 20% per annum or commitment reductions prior to the Maturity Date and (v) on the date of such incurrence the Consolidated Total Leverage Ratio (calculated on a Pro Forma Basis) would be no greater than 3.50:1.00 as of the last day of the most recently ended Calculation Period;

(h) Indebtedness in respect of (a) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Borrower or a Restricted Subsidiary or relating to liabilities, obligations or guarantees incurred in the ordinary course of business, (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence; (c) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; (d) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations incurred in the ordinary course of business and (e) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(i) Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of Earn-Outs or other adjustments of purchase price or, in each case, similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Equity Interests of a Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition) and Indebtedness arising from guaranties, letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments in each case securing the performance of the Borrower or any Restricted Subsidiary pursuant to any such agreement;

(j) Indebtedness in an aggregate outstanding principal amount which, when taken together with any Permitted Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness incurred pursuant to this clause and then outstanding, will not exceed 100% of the Net Cash Proceeds received by the Borrower from the issuance or sale (other than to a Restricted Subsidiary) of its Equity Interests (other than Disqualified Equity Interests, Designated Preferred Equity Interests or an amount designated as a Cure Amount or an Excluded Contribution) or otherwise contributed to the equity (other than through the issuance of Disqualified Equity Interests or as an amount designated as a Cure Amount or an Excluded Contribution) of the Borrower, in each case, subsequent to the Closing Date; provided, however, that (i) any such Net Cash Proceeds that are so received or contributed shall not increase the amount available for making Restricted Payments to the extent the Borrower and its Restricted Subsidiaries incur Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of incurring Indebtedness pursuant to this clause to the extent the Borrower or any of its Restricted Subsidiaries makes a Restricted Payment;

(k) Indebtedness of any Loan Party under the Loan Documents;

(l) Indebtedness consisting of promissory notes issued by the Borrower or any of its Restricted Subsidiaries to any current or former employee, director or consultant of the Borrower, any of its Restricted Subsidiaries or any Parent Entity (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Equity Interests of the Borrower or any Parent Entity that is permitted by Section 6.7;

(m) Indebtedness of the Borrower or any of its Restricted Subsidiaries consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case incurred in the ordinary course of business;

(n) other Indebtedness in an aggregate outstanding principal amount not to exceed the greater of (x) $50,000,000 and (y) 12.0% of Consolidated Total Assets as of the last day of the most recently ended Calculation Period;

(o) Indebtedness of any joint venture or similar arrangement or Indebtedness of the Borrower or any Restricted Subsidiary incurred on behalf of any such Person or any Guarantees by the Borrower or any Restricted Subsidiary of Indebtedness of any such Person in an aggregate outstanding principal amount not to exceed $15,000,000;

(p) Permitted Shareholder Loans in an aggregate outstanding principal amount not to exceed $50,000,000;

(q) Indebtedness of Non-Guarantor Subsidiaries in an aggregate outstanding principal amount not to exceed $15,000,000;

(r) Indebtedness represented by (i) the Ontario CapEx Facility in an aggregate principal amount not to exceed Can$60,000,000, (ii) the Federal CapEx Facility in an aggregate principal amount not to exceed Can$60,000,000, (iii) the SIF CapEx Facility in an aggregate principal amount not to exceed Can$15,000,000, (iv) the SIF Grant Facility in an aggregate principal amount not to exceed Can$15,000,000, (v) the Infrastructure Loan Facility in an aggregate principal amount not to exceed Can$220,000,000 plus all capitalized interest thereunder that is paid-in-kind and added to the principal amount thereof, provided such facility is unsecured, and (vi) the SIF 2021 CapEx Facility in an aggregate principal amount not to exceed Can$200,000,000, provided such facility is unsecured, and provided all such CapEx Facilities (other than the Infrastructure Loan Facility and the SIF 2021 CapEx Facility) are subordinated to the Obligations pursuant to the ABL Intercreditor Agreement;

(s) to the extent constituting Indebtedness, obligations in respect of the New PortLP Payments Amount;

(t) any Permitted Refinancing Indebtedness in respect of any Indebtedness permitted under clauses (a), (b), (d), (e), (g), (j), (k), (n), (o), (p), (q) and (r) above; provided such Indebtedness shall not include the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing and such Permitted Refinancing Indebtedness shall be deemed permitted hereunder, without duplication of amounts otherwise permitted; and

(u) to the extent constituting Indebtedness, obligations in respect of Parent Entity Expenses or any Related Taxes.

“Permitted Investments” means (in each case, by the Borrower or any of its Restricted Subsidiaries):

(a) Investments in (a) a Restricted Subsidiary (including the Equity Interests of a Restricted Subsidiary) or the Borrower or (b) a Person (including the Equity Interests of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary; provided that the aggregate amount of all Investments made pursuant to this clause (a) in any Restricted Subsidiary that is not (or will not become) a Subsidiary Guarantor, when combined with (i) the aggregate amount of all dispositions by a Loan Party to a Restricted Subsidiary that is not a Loan Party pursuant to clause (a) of the definition of “Permitted Dispositions” and (ii) the aggregate principal amount of Indebtedness owing by any Non-Guarantor Subsidiary to a Loan Party outstanding pursuant to clause (c) of the definition of Permitted Indebtedness, shall not exceed $10,000,000 at any one time outstanding;

(b) Permitted Acquisitions;

(c) Investments in cash, Cash Equivalents or Investment Grade Securities;

(d) Investments in receivables owing to the Borrower or any Restricted Subsidiary created or acquired in the ordinary course of business;

(e) Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f) Management Advances;

(g) Investments received in settlement of debts created in the ordinary course of business and owing to the Borrower or any Restricted Subsidiary or in exchange for any other Investment or accounts receivable held by the Borrower or any such Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(h) Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including a Permitted Disposition;

(i) Investments existing or pursuant to agreements or arrangements in effect on the Closing Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (a) as required by the terms of such Investment as in existence on the Closing Date or (b) as otherwise permitted under this Agreement;

(j) Hedge Obligations, which transactions or obligations are incurred in compliance with Section 6.1;

(k) pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 6.2;

(l) any Investment to the extent made using Equity Interests of the Borrower (other than Disqualified Equity Interests) or Equity Interests of any Parent Entity as consideration;

(m) (i) Investments made in connection with the Transactions (as defined in the Original Credit Agreement) on the Original Closing Date, (ii) Investments existing on, or contractually committed to or contemplated as of, the Original Closing Date and described on Schedule 11.03 of the Original Credit Agreement and (iii) any modification, replacement, renewal or extension of any Investment described in clause (ii) above so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except by the terms thereof as in effect on the Original Closing Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of payment-in-kind securities);

(n) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses, sublicenses or leases of intellectual property, in any case, in the ordinary course of business and to the extent not otherwise prohibited by this Agreement;

(o) (i) Guarantees that constitute Permitted Indebtedness and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business; and (ii) performance guarantees with respect to obligations that are permitted by this Agreement;

(p) Investments consisting of Earn Out money deposits required in connection with a Permitted Acquisition;

(q) Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged or amalgamated into the Borrower or merged or amalgamated into or consolidated with a Restricted Subsidiary after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(r) Investments consisting of licensing, sublicensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(s) (A) Investments in joint ventures and similar entities having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (A) that are at the time outstanding, not to exceed $30,000,000; and (B) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (B) that are at the time outstanding, not to exceed the sum of (I) in the case of Investments in New PortLP and New PortGP, the New PortLP Payments Amount plus (II) $15,000,000;

(t) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (t) that are at that time outstanding, not to exceed the greater of (x) $50,000,000 and (y) 12% of Consolidated Total Assets as of the last day of the most recently ended Calculation Period, plus the amount of any distributions, dividends, payments or other returns in respect of such Investments (without duplication of any amounts applied pursuant to Section 6.9(b)); provided that, in each case, if such Investment is in Equity Interests of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (a) above and shall not be included as having been made pursuant to this clause (t);

(u) without duplication of clause (t), Investments in any Similar Business (including any joint venture engaged in a Similar Business) having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed $30,000,000;

(v) Investments in Restricted Subsidiaries and joint ventures pursuant to any Permitted Reorganization;

(w) Investments to the extent that payment therefor is made solely with Equity Interests of any Parent Entity or Equity Interests (other than Disqualified Equity Interests) of the Borrower or any Restricted Subsidiary, in each case, to the extent not resulting in a Change of Control;

(x) loans and advances of payroll payments or other compensation to present or former employees, directors, members of management, officers, managers or consultants of any Parent Entity (to the extent such payments or other compensation relate to services provided to such Parent Entity (but excluding, for the avoidance of doubt, the portion of any such amount, if any, attributable to the ownership or operations of any subsidiary of any Parent Entity other than the Borrower and/or its subsidiaries)), the Borrower and/or any subsidiary in the ordinary course of business;

(y) Investments made in joint ventures as required by, or made pursuant to, buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding arrangements in effect on the Closing Date or entered into after the Closing Date in the ordinary course of business; and

(z) (i) Investments in any Parent Entity (or any other Person) in amounts and for purposes for which Permitted Payments or Restricted Payments to such Parent Entity (or such other Person) are not restricted under Section 6.7; provided that any Investment made as provided above in lieu of any such Restricted Payment shall reduce availability under the applicable Restricted Payment basket under Section 6.7, and (ii) Investments consisting of loans and advances to any Parent Entity in connection with the reimbursement of expenses incurred on behalf of the Borrower or any Restricted Subsidiary in the ordinary course of business.

In the event that a Permitted Investment meets the criteria of more than one of the types of Permitted Investments (at the time made or at a later date), the Borrower in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Investment in any manner that complies with this definition and such Permitted Investment shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Investment to which such Permitted Investment has been classified or reclassified; provided that, (X) upon delivery of any financial statements pursuant to Section 5.1 following the initial incurrence or making of any such reclassifiable item, if such reclassifiable item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” or “Payment Conditions” basket or exception, such reclassifiable item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” or Payment Conditions basket or exception, as applicable (in each case, subject to any other applicable provision of such “ratio-based” or Payment Conditions basket or exception, as applicable) and (Y) an Investment need not be permitted solely by reference to one category or clause of this definition but may instead be permitted in part under any combination thereof or under any other available exception; provided, however, that the foregoing shall not apply to clause (m) of this definition.

“Permitted Liens” means:

(a) Liens securing any Term Loan Facility and other Indebtedness permitted by clause (a) of the definition of “Permitted Indebtedness”;

(b) Liens on assets or property of a Restricted Subsidiary that is not a Guarantor securing Indebtedness of any Restricted Subsidiary that is not a Guarantor;

(c) pledges, deposits or Liens under workmen’s compensation laws, payroll taxes, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure surety, indemnity, judgment, appeal or performance bonds, guarantees of government contracts (or other similar bonds, instruments or obligations), or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case incurred in the ordinary course of business;

(d) Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s, construction contractors’, Liens imposed pursuant to the PBA for amounts required to be remitted but not yet due, or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(e) Liens for Taxes which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS have been made in respect thereof;

(f) easements (including reciprocal easement agreements), survey exceptions, restrictions or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Borrower and its Restricted Subsidiaries or to the ownership of their properties which do not (i) secure Indebtedness, (ii) in the aggregate materially adversely affect the value of said properties or (iii) materially impair their use in the operation of the business of the Borrower and its Restricted Subsidiaries;

(g) Liens (a) on assets or property of the Borrower or any Restricted Subsidiary securing Hedge Obligations (other than with a Secured Party) permitted under Section 6.1; (b) that are contractual rights of set-off or, in the case of clauses (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any Restricted Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any Restricted Subsidiary in the ordinary course of business; (c) on cash accounts securing Indebtedness incurred under clause (h) of the definition of “Permitted Indebtedness” with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not to secure any Indebtedness;

(h) leases, subleases and licenses and sublicenses of assets (including Real Property and intellectual property rights), in each case entered into in the ordinary course of business;

(i) Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as (a) any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated, (b) the period within which such proceedings may be initiated has not expired or (c) no more than 60 days have passed after (i) such judgment, decree, order or award has become final or (ii) such period within which such proceedings may be initiated has expired;

(j) Liens (i) on assets or property of the Borrower or any Restricted Subsidiary for the purpose of securing Capitalized Lease Obligations, or purchase money Indebtedness, or securing the payment of all or a part of the purchase price of, or securing other Indebtedness incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be incurred pursuant to clause (g) of the definition of “Permitted Indebtedness” and (b) any such Liens may not extend to any assets or property of the Borrower or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements or accessions to such assets and property (cross-collateralized) and (ii) any interest or title of a lessor under any Capitalized Lease Obligations or operating lease;

(k) Liens arising from precautionary Uniform Commercial Code or PPSA financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Borrower and its Restricted Subsidiaries in the ordinary course of business;

(l) Liens existing on the Closing Date and described on Schedule F-1 and any modification, replacement, refinancing, renewal or extension thereof; provided that (i) no such Lien extends to any additional property after the Closing Date other than (X) after-acquired property that is affixed or incorporated into the property covered by such Lien as of the Closing Date and (Y) proceeds and products of the property covered by such Lien as of the Closing Date, replacements, accessions or additions thereto and improvements thereon and (ii) any such modification, replacement, refinancing, renewal or extension of the obligations secured or benefited by such Liens, if constituting Indebtedness, is permitted by Section 6.1;

(m) Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Borrower or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, amalgamation, consolidation or other business combination transaction with or into the Borrower or any Restricted Subsidiary); provided, however, that such Liens are not created, incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(n) Liens on assets or property of the Borrower or any Restricted Subsidiary that is not a Subsidiary Guarantor securing Indebtedness or other obligations of the Borrower or such Restricted Subsidiary owing to the Borrower or another Restricted Subsidiary that is not a Subsidiary Guarantor, or Liens in favor of the Borrower or any Restricted Subsidiary;

(o) Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under this Agreement; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien (and on the same priority that such Permitted Lien may be incurred) hereunder;

(p) (a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Borrower or any Restricted Subsidiary of the Borrower has easement rights or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any Real Property;

(q) any encumbrance or restriction (including put and call arrangements, customary rights of first refusal and tag, drag and similar rights in joint venture agreements) with respect to Equity Interests of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(r) Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(s) Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business; provided that any Inventory subject to a Lien pursuant this clause (s) shall not constitute Eligible Inventory;

(t) Liens pursuant to the Security Documents securing the Secured Obligations;

(u) any security granted over the marketable securities portfolio described in clause (i) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party;

(v) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods; provided that any Inventory subject to a Lien pursuant to this subsection (v) shall not constitute Eligible Inventory;

(w) Liens on equipment of the Borrower or any Restricted Subsidiary and located on the premises of any client or supplier in the ordinary course of business;

(x) Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by this Agreement;

(y) Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder (including Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto), and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(z) Liens solely on any cash earnest money deposits made by the Borrower or any Restricted Subsidiary in connection with any letter of intent or purchase agreement permitted under this Agreement;

(aa) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under Section 6.4 in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(bb) Liens securing Indebtedness and other obligations in an aggregate principal amount not to exceed at any one time outstanding $50,000,000; provided that (i) to the extent such Liens secure Subordinated Indebtedness, such Liens shall be limited to the Collateral and (ii) with respect to any such Lien permitted under this subsection (bb) (other than specified cash and Cash Equivalents to be held in Excluded Accounts that are not included in the Borrowing Base), any such Liens on the Collateral shall be expressly subordinated to the Lien on the Collateral securing the Obligations and, in each case, the holders of such Indebtedness (or their agent or other representative) shall become a party to the ABL Intercreditor Agreement;

(cc) Liens on assets that are PP&E Collateral (other than Mortgaged Property) securing Indebtedness in an aggregate principal amount not to exceed $15,000,000 provided that, at the Agent’s request, in its sole discretion, any such Liens shall be expressly subordinated to the Lien on the Collateral securing the Obligations and the holders of all such Indebtedness (or their agent or other representative) shall become a party to an Acceptable Intercreditor Agreement;

(dd) Liens on the Collateral securing obligations in respect of the CapEx Facilities permitted to be incurred pursuant to clause (r) of the definition of “Permitted Indebtedness” (including any Permitted Refinancing Indebtedness in respect thereof) other than the Infrastructure Loan Facility and the SIF 2021 CapEx Facility which shall be unsecured at all times; provided that any Liens on the Collateral incurred to secure obligations referred to in this subsection (dd) shall be expressly subordinated to the Lien on the Collateral securing the Obligations and the holders of all such Indebtedness (or their agent or other representative) shall become a party to the ABL Intercreditor Agreement;

(ee) Liens on the Collateral in favor of the Agent for the benefit of the Secured Parties relating to the Agent’s administrative expenses with respect to the Collateral;

(ff) any Permitted Encumbrances;

(gg) the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially reduce the value of the property or assets of the Person or materially interfere with the access or use of such assets or property in the operation of the business of the Person;

(hh) servicing agreements, development agreements, site plan agreements, and other agreements with any Governmental Authority pertaining to the use or development of any of the Mortgaged Property of the Person, provided same are complied with and do not materially reduce the value of the Mortgaged Property of the Person or materially interfere with the use of such Mortgaged Property in the operation of the business of the Person including any obligations to deliver letters of credit and other security as required;

(ii) the right reserved to or vested in any Governmental Authority (i) by any statutory provision or (ii) by the terms of any lease, license, franchise, grant or permit of the Person to terminate any such lease, license, franchise, grant or permit;

(jj) Easements and rights of way granted to a public utility or any municipality or governmental or other public authority to access and maintain overhead electric, telephone and cable television lines and underground electric, water, sewer, telephone, and cable television lines when required by such utility or other authority in connection with the operation of the business or the ownership of the Mortgaged Property, provided that such Liens do not materially reduce the value of the Mortgaged Property or materially interfere with the access or use of such Mortgaged Property in the operation of the business of the Person;

(kk) Liens created or arising under, or pursuant to, the New PortLP Leases, including the easements and rights of way in connection therewith or granted thereunder;

(ll) Liens securing obligations in respect of letters of credit, bank guaranties, surety bonds, performance bonds or similar instruments permitted to be incurred under clause (i) of the definition of “Permitted Indebtedness”; and

(mm) Liens imposed on Real Property pursuant to the Construction Act, R.S.O. 1990, c. C.30, as amended, arising in connection with or incidental to construction or maintenance in the ordinary course of business, in respect of obligations which are not more than thirty (30) days overdue, or if so due, have either been bonded off or the validity of which are being contested diligently and in good faith by all appropriate proceedings, and for which reasonable reserves under IFRS are maintained, so long as, during the period of such contestation there shall be no enforcement of such Liens or seizure or forfeiture of any Real Property of the Borrower subject thereto.

For purposes of this definition, the term Indebtedness shall be deemed to include interest on such Indebtedness including interest which increases the principal amount of such Indebtedness.

In the event that a Permitted Lien meets the criteria of more than one of the types of Permitted Liens (at the time of incurrence or at a later date), the Borrower in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with this definition and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Lien to which such Permitted Lien has been classified or reclassified; provided that, (X) upon delivery of any financial statements pursuant to Schedule 5.1 following the initial incurrence or making of any such reclassifiable item, if such reclassifiable item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” basket or exception, such reclassifiable item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” basket or exception (in each case, subject to any other applicable provision of such “ratio-based” basket or exception) and (Y) any Lien need not be permitted solely by reference to one category or clause of this definition but may instead be permitted in part under any combination thereof or under any other available exception; provided, however, that the foregoing shall not apply to clauses (a), (t) or (dd) of this definition.

“Permitted Payments” means:

(a) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of this Agreement or the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice, such payment would have complied with the provisions of this Agreement;

(b) any purchase, repurchase, redemption, prepayment, repayment, defeasance or other acquisition or retirement of Equity Interests or Junior Financing made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Borrower (other than Disqualified Equity Interests) (“Refunding Equity Interests”) or a substantially concurrent contribution to the equity of the Borrower (other than through the issuance of Disqualified Equity Interests or Designated Preferred Equity Interests, through an Excluded Contribution or any amount designated as a Cure Amount) of the Borrower; provided, however, that to the extent so applied, the Net Cash Proceeds, or Fair Market Value of property or assets or of marketable securities, from such sale of Equity Interests or such contribution will be excluded from clause (a) above;

(c) any purchase, repurchase, redemption, prepayment, repayment, defeasance or other acquisition or retirement of Junior Financing made by exchange for, or out of the proceeds of the substantially concurrent sale of, Junior Financing that constitutes Permitted Refinancing Indebtedness permitted to be incurred pursuant to the definition of Permitted Indebtedness;

(d) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Equity Interests of the Borrower or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Equity Interests of the Borrower or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be incurred pursuant the definition of Permitted Indebtedness;

(e) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Equity Interests) of the Borrower or of any Parent Entity held by any future, present or former employee, director or consultant of the Borrower, any of its Subsidiaries or of any Parent Entity either pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or upon the termination of such employee, director or consultant’s employment or directorship; provided, however, that the aggregate Restricted Payments made under this clause do not exceed $10,000,000 in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years; provided further that such amount in any calendar year may be increased by an amount not to exceed:

(i) the cash proceeds from the sale of Equity Interests (other than Disqualified Equity Interests, Designated Preferred Equity Interests or Cure Amounts or Excluded Contributions) of the Borrower and, to the extent contributed to the capital of the Borrower (other than through the issuance of Disqualified Equity Interests, Designated Preferred Equity Interests or Cure Amounts or Excluded Contributions), Equity Interests of any Parent Entity, in each case to members of management, directors or consultants of the Borrower, any of its Restricted Subsidiaries or any Parent Entity that occurred after the Closing Date; plus

(ii) the cash proceeds of key man life insurance policies received by the Borrower and its Restricted Subsidiaries after the Closing Date; less

(iii) the amount of any Restricted Payments made in previous calendar years pursuant to this clause (5) utilizing the amounts set forth in clause (i) of this clause (5);

and provided further that cancellation of Indebtedness owing to the Borrower or any Restricted Subsidiary from members of management, directors, employees or consultants of the Borrower, or any Parent Entity or Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Borrower or any Parent Entity will not be deemed to constitute a Restricted Payment, a Restricted Debt Payment or a Restricted Investment for purposes of this Agreement;

(f) the declaration and payment of dividends on Disqualified Equity Interests incurred in accordance with the terms of the definition of Permitted Indebtedness;

(g) purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Equity Interests deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Equity Interests represent a portion of the exercise price thereof;

(h) dividends, loans, advances or distributions to any Parent Entity or other payments by the Borrower or any Restricted Subsidiary in amounts equal to (without duplication):

(i) the amounts required for any Parent Entity to pay any Parent Entity Expenses or any Related Taxes; or

(ii) amounts constituting or to be used for purposes of making payments to the extent specified in clauses (ii), (iii), (v), (xi), (xii) and (xiii) Section 6.10(b);

(i) the declaration and payment by the Borrower of (including payments made by the Borrower in order for any Parent Entity to make) Restricted Payments with respect to any Equity Interests in an amount not to exceed 6.00% per annum of the Market Capitalization of ASGI;

(j) payments by the Borrower, or loans, advances, dividends or distributions to any Parent Entity to make payments, to holders of Equity Interests of the Borrower or any Parent Entity in lieu of the issuance of fractional shares of such Equity Interests; provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this covenant or otherwise to facilitate any dividend or other return of capital to the holders of such Equity Interests (as determined in good faith by the Board of Directors);

(k) Restricted Payments that are made with Excluded Contributions;

(l) (A) the declaration and payment of dividends on Designated Preferred Equity Interests of the Borrower issued after the Original Closing Date; provided, however, that, the amount of all dividends declared or paid pursuant to this clause shall not exceed the Net Cash Proceeds received by the Borrower or the aggregate amount contributed in cash to the equity (other than through the issuance of Disqualified Equity Interests or an Excluded Contribution of the Borrower or an amount designated as a Cure Amount), from the issuance or sale of such Designated Preferred Equity Interests;

(m) dividends or other distributions of Equity Interests of, or Indebtedness owed to the Borrower or a Restricted Subsidiary by, Unrestricted Subsidiaries (unless the Unrestricted Subsidiary’s principal asset is cash and Cash Equivalents);

(n) payments as part of, or to enable another Person to make, an “applicable high yield discount obligation” catch-up payment;

(o) dividends, distributions or redemptions in connection with the Transactions and distributions to satisfy dissenters’ rights (including in connection with, or as a result of, the exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential)), pursuant to or in connection with any acquisition, merger, consolidation, amalgamation or Disposition that complies with Section 6.3 and Section 6.4;

(p) so long as no Event of Default has occurred and is continuing (or would result therefrom), mandatory redemptions of Disqualified Equity Interests issued as a Restricted Payment or as consideration for a Permitted Investment; provided that the amount of such redemptions are no greater than the amount that constituted a Restricted Payment or Permitted Investment; and

(q) additional Restricted Payments, Restricted Debt Payments and Restricted Investments so long as, on a Pro Forma Basis, the Payment Conditions are satisfied.

“Permitted Refinancing Indebtedness” means refinancings, renewals, or extensions of Indebtedness so long as:

(a) such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness so refinanced, renewed, or extended, other than by the amount of premiums paid thereon and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto,

(b) such refinancings, renewals, or extensions do not result in a shortening of the final stated maturity or the average weighted maturity (measured as of the refinancing, renewal, or extension) of the Indebtedness so refinanced, renewed, or extended, nor are they on terms or conditions that, taken as a whole, are or could reasonably be expected to be materially adverse to the interests of the Lenders,

(c) if the Indebtedness that is refinanced, renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal, or extension must include subordination terms and conditions that are at least as favorable to the Lender Group as those that were applicable to the refinanced, renewed, or extended Indebtedness,

(d) the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the Obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended,

(e) if the Indebtedness that is refinanced, renewed or extended was unsecured, such refinancing, renewal or extension shall be unsecured, and

(f) if the Indebtedness that is refinanced, renewed, or extended was secured (i) such refinancing, renewal, or extension shall be secured by substantially the same or less collateral as secured such refinanced, renewed or extended Indebtedness on terms no less favorable to Agent or the Lender Group and (ii) the Liens securing such refinancing, renewal or extension shall not have a priority more senior than the Liens securing such Indebtedness that is refinanced, renewed or extended.

“Permitted Reorganization” means any transaction or undertaking, including Investments otherwise permitted hereunder, in connection with internal reorganizations and or restructurings (including in connection with tax planning and corporate reorganizations), so long as, after giving effect thereto, (a) the Loan Parties shall comply with the Collateral and Guarantee Requirements and Section 5.12 and (b) the security interest of the Secured Parties in the Collateral, taken as a whole, is not materially impaired (including by a material portion of the assets that constitute Collateral immediately prior to such Permitted Reorganization no longer constituting Collateral) as a result of such Permitted Reorganization.

“Permitted Shareholder Loans” shall mean unsecured loans made by (i) Parent to the Borrower or any Restricted Subsidiary or (ii) any Permitted Holder to the Borrower or any Restricted Subsidiary, in each case which: (a) expressly subordinated in right of payment to the Obligations which provide for no payments of principal or interest (other than payment in kind interest), (b) are not convertible or exchangeable into securities of the Borrower or any of its Restricted Subsidiaries (other than Equity Interests (other than Disqualified Equity Interests) of the Borrower), (c) contain no defaults and (d) are not mandatorily redeemable or redeemable at the option of the holder in the case of each of (a), (b), (c) and (d) prior to the date of the Maturity Date.

“Permitted Tax Distributions” shall mean payments, dividends or distributions by the Borrower to Parent in order to permit Parent or another Parent Entity to pay the tax liability in respect of consolidated or combined federal, state, provincial or local taxes not payable directly by the Borrower or any of its Restricted Subsidiaries which payments by the Borrower are not in excess of the tax liabilities that would have been payable by the Borrower and its Restricted Subsidiaries on a stand-alone basis.

“Person” means natural persons, corporations, limited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Platform” has the meaning specified therefor in Section 17.9(c) of this Agreement.

“Plan” shall mean any material employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by a Loan Party.

“Pledge Agreements” has the meaning specified therefor in Section 4.4(c) of this Agreement.

“Post-Increase Revolver Lenders” has the meaning specified therefor in Section 2.14 of this Agreement.

“PP&E Collateral” means, collectively, all Machinery and Equipment and Real Property that constitutes Collateral.

“PPSA” means the Personal Property Security Act (Ontario), the Civil Code of Quebec as in effect in the Province of Quebec or any other applicable Canadian federal, territorial or provincial statute pertaining to the granting, perfecting, priority or ranking of security interests, liens, hypothecs on personal property, and any successor statutes, together with any regulations thereunder, in each case as in effect from time to time. References to sections of the PPSA shall be construed to also refer to any successor sections.

“Pre-Increase Revolver Lenders” has the meaning specified therefor in Section 2.14 of this Agreement.

“Preferred Equity Interests” as applied to the Equity Interests of any Person, shall mean Equity Interests of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Equity Interests of any other class of such Person.

“Premises” shall have the meaning provided in the applicable Mortgage.

“Priority Claim” means all claims or Liens created by Applicable Law (in contrast with Liens voluntarily granted), or interests similar thereto under Applicable Law, which rank prior or pari passu with the Liens on the Collateral securing the Obligations including for amounts owing for, or in respect of, employee source deductions, wages, vacation pay, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, Quebec corporate taxes, pension fund obligations and overdue rents.

“Pro Forma Basis” shall mean, with respect to compliance with any test or covenant or calculation or any ratio hereunder, the determination or calculation of such test, covenant or ratio (including in connection with Specified Transactions) in accordance with Section 1.9.

“Pro Rata Share” means, as of any date of determination:

(a) with respect to a Lender’s obligation to make all or a portion of the Revolving Loans, with respect to such Lender’s right to receive payments of interest, fees, and principal with respect to the Revolving Loans, and with respect to all other computations and other matters related to the Revolver Commitments or the Revolving Loans, the percentage obtained by dividing (i) the Revolving Loan Exposure of such Lender, by (ii) the aggregate Revolving Loan Exposure of all Lenders,

(b) with respect to a Lender’s obligation to participate in the Letters of Credit, with respect to such Lender’s obligation to reimburse Issuing Bank, and with respect to such Lender’s right to receive payments of Letter of Credit Fees, and with respect to all other computations and other matters related to the Letters of Credit, the percentage obtained by dividing (i) the Revolving Loan Exposure of such Lender, by (ii) the aggregate Revolving Loan Exposure of all Lenders; provided that if all of the Revolving Loans have been repaid in full and all Revolver Commitments have been terminated, but Letters of Credit remain outstanding, Pro Rata Share under this clause shall be the percentage obtained by dividing (A) the Letter of Credit Exposure of such Lender, by (B) the Letter of Credit Exposure of all Lenders, and

(c) with respect to all other matters and for all other matters as to a particular Lender (including the indemnification obligations arising under Section 15.7 of this Agreement), the percentage obtained by dividing (i) the Revolving Loan Exposure of such Lender, by (ii) the aggregate Revolving Loan Exposure of all Lenders, in any such case as the applicable percentage may be adjusted by assignments permitted pursuant to Section 13.1; provided, that if all of the Loans have been repaid in full and all Commitments have been terminated, Pro Rata Share under this clause shall be the percentage obtained by dividing (A) the Letter of Credit Exposure of such Lender, by (B) the Letter of Credit Exposure of all Lenders.

“Projections” means the Borrower’s forecasted (a) balance sheets, (b) profit and loss statements, and (c) cash flow statements, all prepared on a basis consistent with the Borrower’s historical financial statements, together with appropriate supporting details and a statement of underlying assumptions.

“Protective Advances” has the meaning specified therefor in Section 2.3(d)(i) of this Agreement.

“Public Company Costs” means costs and expenses associated with compliance with the provisions of the Securities Act and the Exchange Act (and, in each case, any similar applicable law under any other applicable jurisdiction), as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’ or managers’ compensation, fees and expense reimbursement, costs and expenses relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees and costs related to the foregoing.

“Public Lender” has the meaning specified therefor in Section 17.9(c) of this Agreement.

“Purchase Price” means, with respect to any Acquisition, an amount equal to the aggregate consideration, whether cash, property or securities (including the fair market value of any Equity Interests of the Borrower issued in connection with such Acquisition and including the maximum amount of Earn-Outs), paid or delivered by a Loan Party or one of its Subsidiaries in connection with such Acquisition (whether paid at the closing thereof or payable thereafter and whether fixed or contingent), but excluding therefrom (a) any cash of the seller and its Affiliates used to fund any portion of such consideration, and (b) any cash or Cash Equivalents acquired in connection with such Acquisition.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. § 5390(c)(8)(D).

“QFC Credit Support” has the meaning specified therefor in Section 17.15 of this Agreement.

“Qualified Cash” means, as of any date of determination, the amount of unrestricted cash and Cash Equivalents of the Loan Parties that is free and clear of all Liens other than any nonconsensual Lien that is permitted under the Loan Documents and Liens of the Agent in Deposit Accounts or in Securities Accounts, or any combination thereof, and which such Deposit Account or Securities Account is maintained by a branch office of the bank or securities intermediary located within the United States or Canada and is either (a) maintained with the Agent or (b) over which the Agent has control pursuant to one or more blocked account Control Agreements, and in which the Agent has a first priority perfected security interest, subject to the requirements of Section 5.16; provided, for the avoidance of doubt, this definition of shall not include any cash or Cash Equivalents used as Bank Product Collateralization or Letter of Credit Collateralization or other collateralization of Obligations.

“Qualified Equity Interests” of any Person means any Equity Interests of such Person that are not Disqualified Equity Interests.

“Real Property” means any estates or interests in real property now owned or hereafter acquired by any Loan Party or one of its Subsidiaries and the improvements thereto.

“Real Property Appraisal” means, with respect to an appraisal of Real Property, the most recent appraisal of such property, conducted on a fair market value basis, received by the Agent, provided that (a) such appraisal is prepared by an appraisal company satisfactory to the Agent, and (b) the scope and methodology of such appraisal is satisfactory to the Agent, in each case, in the Agent’s Permitted Discretion.

“Recipient” shall mean (a) the Agent, (b) any Lender, and (c) the Swing Lender, as applicable.

“Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Register” has the meaning set forth in Section 13.1(h) of this Agreement.

“Registered Loan” has the meaning set forth in Section 13.1(h) of this Agreement.

“Related Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender, or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“Related Taxes” shall mean:

(a) franchise and similar Taxes, and other fees and expenses, required to maintain such Parent Entity’s corporate existence;

(b) payroll, employer health, employment insurance, health insurance, social security and other similar Taxes;

(c) income Tax (including corporate income Tax, municipal business Tax and solidarity surcharge) and net wealth Tax;

(d) for any taxable period for which the Borrower and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for Canadian or U.S. federal and/or applicable provincial, state or local income Tax purposes of which a direct or indirect parent of the Borrower is the common parent (a “Tax Group”), the portion of any Canadian or U.S. federal, provincial, state or local income Taxes (as applicable) of such Tax Group for such taxable period that are attributable to the income of the Borrower and/or its Restricted Subsidiaries; provided that the amount of such dividends or other distributions for any taxable period shall not exceed the amount of such Taxes that the Borrower and/or its Restricted Subsidiaries, as applicable, would have paid had the Borrower and/or its Restricted Subsidiaries, as applicable, been a stand-alone taxpayer (or a stand-alone group);

(e) the amount of any Tax obligation of the Borrower and/or any Restricted Subsidiary that is estimated in good faith by the Borrower as due and payable (but is not currently due and payable) by the Borrower and/or any Restricted Subsidiary as a result of the repatriation of any dividend or similar distribution of net income of any Foreign Subsidiary to the Borrower and/or any Restricted Subsidiary;

(f) any withholding Tax obligation payable by a Parent Entity under Part XIII of the Income Tax Act (Canada) on distributions permitted to be paid to a Parent Entity by the Borrower under the Loan Documents; or

(g) for any quarter for which any Parent Entity is treated as a partnership or other pass-through entity for U.S. federal income tax purposes, the amount equal to the product of (A) the Parent Entity’s items of taxable income and gain less items of taxable loss and deduction (other than miscellaneous itemized deductions or, for the avoidance of doubt, foreign taxes) and (B) the highest marginal combined U.S. federal, New York State and New York City tax rate applicable to individuals or corporations (whichever is higher) on ordinary income and capital gain (taking into account the deductibility of state and local taxes for federal income tax purposes and any difference in the tax rate resulting from the applicable holding period).

“Release” shall mean any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, emanating or migrating of any Hazardous Material in, into, onto or through the Environment.

“Relevant Governmental Body” means, (a) in relation to Dollar-denominated Loans, the Board of Governors or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors or the Federal Reserve Bank of New York, or any successor thereto, and (b) in relation to Canadian Dollar-denominated Loans, the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Remedial Action” means all actions taken to (a) clean up, remove, remediate, contain, treat, monitor, assess, evaluate, or in any way address Hazardous Materials in the indoor or outdoor environment, (b) prevent or minimize a release or threatened release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) restore or reclaim natural resources or the environment, (d) perform any pre-remedial studies, investigations, or post-remedial operation and maintenance activities, or (e) conduct any other actions with respect to Hazardous Materials required by Environmental Laws.

“Replacement Lender” has the meaning specified therefor in Section 2.13(b) of this Agreement.

“Report” has the meaning specified therefor in Section 15.16 of this Agreement.

“Required Lenders” means, at any time, Lenders having or holding more than ~~50~~66 2/3% of the sum of ~~(a)~~ the aggregate Revolving Loan Exposure of all Lenders; provided that (~~i~~a) the Revolving Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Required Lenders, ~~and~~ (~~ii~~b ) at any time there are two ~~or more~~ Lenders (who are not Affiliates of one another or Defaulting Lenders), “Required Lenders” must include at least two Lenders (who are not Affiliates of one another), and (c) at any time there are three or more Lenders (who are not Affiliates of one another or Defaulting Lenders), “Required Lenders”must include at least three Lenders (who are not Affiliates of one another).

“Requirements of Law” shall mean, with respect to any Person, any and all requirements of any Governmental Authority applicable to such Person having the force of law, including any and all laws, judgments, orders, decrees, ordinances, rules, regulations, statutes or case law.

“Reserve Change Notice” shall have the meaning given to it in Section 2.2(a).

“Reserves” means, as of any date of determination, Banking Services Product Reserve, the Dilution Reserve, Inventory Reserves, the Pension Unfunded Liability Reserve, the Pension Contribution Reserve, the WEPPA Reserve, the Sales Tax Reserve, the Tariffs Reserve and any other reserves established against the Borrowing Base that the Agent may, in accordance with Section 2.2 and the other terms of this Agreement, establish from time to time in its Permitted Discretion.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Response” shall mean all actions required by any Governmental Authority or voluntarily undertaken to (i) investigate, assess, clean up, remove, mitigate, treat, abate, risk assess or in any other way address any Hazardous Material in the Environment or adverse effects thereon, (ii) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material, or (iii) perform studies and investigations in connection with, or as a precondition to, or to determine the necessity of the activities described in, clause (i) or (ii) above.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” means (a) any declaration or payment of any dividend or the making of any other payment or distribution, directly or indirectly, on account of Equity Interests issued by Parent or any of its Subsidiaries (including any payment in connection with any merger or consolidation involving Parent or Borrower) or to the direct or indirect holders of Equity Interests issued by Parent or any of its Subsidiaries in their capacity as such (other than dividends or distributions payable in Qualified Equity Interests issued by Parent or any of its Subsidiaries), or (b) any purchase, redemption, making of any sinking fund or similar payment, or other acquisition or retirement for value (including in connection with any merger or consolidation involving Parent or Borrower) any Equity Interests issued by Parent or any of its Subsidiaries, or (c) any making of any payment to retire, or to obtain the surrender of, any outstanding warrants, options, or other rights to acquire Equity Interests of Parent, or any of its Subsidiaries now or hereafter outstanding.

“Restricted Subsidiary” shall mean, at any time, any Canadian Restricted Subsidiary or U.S. Restricted Subsidiary.

“Revaluation Date” means (a) with respect to any Loan, each of the following: (i) each date of a borrowing of SOFR Loan or CORRA Loan denominated in Canadian Dollars, as applicable, (ii) each date of a continuation of a SOFR Loan or CORRA Loan, as applicable, denominated in Canadian Dollars pursuant to the terms of this Agreement and (iii) such additional dates as Agent shall determine or the Required Lenders shall require (it being understood that such frequency is typically daily but may be on a more or less frequent basis as Agent shall determine) and (b) with respect to any Letter of Credit, each of the following: (i) each date of issuance, amendment or extension of a Letter of Credit denominated in an Canadian Dollars, (ii) each date of any payment by the applicable Issuing Bank under any Letter of Credit denominated in Canadian Dollars, (iii) in the case of all Existing Letters of Credit denominated in Canadian Dollars, the Closing Date, and (iv) such additional dates as Agent or the applicable Issuing Bank shall determine or the Required Lenders shall require (it being understood that such frequency is typically daily but may be on a more or less frequent basis as Agent shall determine).

“Revolver Commitment” means, with respect to each Revolving Lender, its Revolver Commitment, and, with respect to all Revolving Lenders, their Revolver Commitments, in each case as such Dollar amounts are set forth beside such Revolving Lender’s name under the applicable heading on Schedule C-1 to this Agreement or in the Assignment and Acceptance or Increase Joinder pursuant to which such Revolving Lender became a Revolving Lender under this Agreement, as such amounts may be reduced or increased from time to time pursuant to assignments made in accordance with the provisions of Section 13.1 of this Agreement, and as such amounts may be decreased by the amount of reductions in the Revolver Commitments made in accordance with Section 2.4(c) hereof.

“Revolver Usage” means, as of any date of determination, the sum of (a) the amount of outstanding Revolving Loans (inclusive of Swing Loans and Protective Advances), plus (b) the amount of the Letter of Credit Usage.

“Revolving Lender” means a Lender that has a Revolving Loan Exposure or Letter of Credit Exposure.

“Revolving Loan Exposure” means, with respect to any Revolving Lender, as of any date of determination (a) prior to the termination of the Revolver Commitments, the amount of such Lender’s Revolver Commitment, and (b) after the termination of the Revolver Commitments, the aggregate outstanding principal amount of the Revolving Loans of such Lender.

“Revolving Loans” has the meaning specified therefor in Section 2.1(a) of this Agreement.

“S&P” has the meaning specified therefor in the definition of Cash Equivalents.

“Salaried Pension Plan” means the Essar Steel Algoma Inc. Pension Plan for Salaried Employees (Canada Revenue Agency and Financial Services Commission of Ontario Registration No. 1079896).

“Sale and Leaseback Transaction” shall mean any arrangement, directly or indirectly, with any Person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Sales Tax Reserve” shall have the meaning given to it in Section 2.2(c).

“Sanctioned Entity” means (a) a country or territory or a government of a country or territory, (b) an agency of the government of a country or territory, (c) an organization directly or indirectly controlled by a country or territory or its government, or (d) a Person resident in or determined to be resident in a country or territory, in each case of clauses (a) through (d) that is a target of Sanctions, including a target of any country sanctions program administered and enforced by OFAC.

“Sanctioned Person” means, at any time (a) any Person named on the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, OFAC’s consolidated Non-SDN list or any other Sanctions-related list maintained by any Governmental Authority, (b) a Person or legal entity that is a target of Sanctions, (c) any Person operating, organized or resident in a Sanctioned Entity, or (d) any Person directly or indirectly owned or controlled (individually or in the aggregate) by or acting on behalf of any such Person or Persons described in clauses (a) through (c) above.

“Sanctions” means individually and collectively, respectively, any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, secondary sanctions, trade embargoes anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by: (a) the United States of America, including those administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, or through any existing or future executive order, (b) the United Nations Security Council, (c) the European Union or any European Union member state, (d) Her Majesty’s Treasury of the United Kingdom, ~~or~~ (e) Canada, or (f) any other Governmental Authority with jurisdiction over any member of Lender Group or any Loan Party or any of their respective Subsidiaries or Affiliates.

“SEC” means the United States Securities and Exchange Commission and any successor thereto.

“Secured Obligations” shall mean the Obligations.

“Secured Parties” means each of the Lenders (including Issuing Bank and the Swing Lender) and Agent, or any one or more of them, and the Bank Product Providers.

“Securities Account” means a securities account (as that term is defined in the Code or the PPSA, as applicable).

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Security Agreements” shall mean the Canadian Security Agreement and/or the U.S. Security Agreement, as applicable, each dated as of the Closing Date, and entered into by each Loan Party

“Security Documents” means, collectively, the Security Agreements, the Mortgages, the U.S. Pledge Agreement, the Canadian Pledge Agreement, the Guarantee and each other security document or pledge agreement delivered in accordance with applicable local or foreign law to grant a valid, perfected security interest in any property as collateral for the Secured Obligations, and all UCC or PPSA or other financing statements or financing change statements, intellectual property security agreements or instruments of perfection required by this Agreement, the Security Agreements, the U.S. Pledge Agreement, the Canadian Pledge Agreement, any Mortgage or any other such security document or pledge agreement to be filed with respect to the security interests in property and fixtures created pursuant to the Security Agreements, the U.S. Pledge Agreement, the Canadian Pledge Agreement or any Mortgage and any other document or instrument utilized to pledge or grant or purport to pledge or grant a security interest or lien on any property as collateral for the Obligations.

“Settlement” has the meaning specified therefor in Section 2.3(e)(i) of this Agreement.

“Settlement Date” has the meaning specified therefor in Section 2.3(e)(i) of this Agreement.

“SIF” shall mean the Strategic Innovation Fund.

“SIF 2021 CapEx Facility” shall mean that certain contribution agreement dated as of September 20, 2021, among the Borrower, as recipient, Algoma Steel Group Inc. and the other Loan Parties party thereto from time to time, as guarantors, and Her Majesty the Queen in Right of Canada, as represented by Minister of Industry or by SIF, providing or capital expenditure credit facilities in an initial aggregate principal amount of up to Can$200,000,000.

“SIF CapEx Facility” shall mean that certain contribution agreement dated as of March 29, 2019 among the Borrower, as recipient, the other Loan Parties party thereto from time to time, as guarantors, and Her Majesty the Queen in Right of Canada, as represented by Minister of Industry or by SIF, providing for capital expenditure credit facilities in an initial aggregate principal amount of Can$15,000,000.

“SIF Grant Facility” shall mean that certain grant facility dated as of March 29, 2010 provided to the Borrower by Her Majesty the Queen in Right of Canada, as represented by Minister of Industry or by SIF providing for grants to finance capital expenditures in an initial aggregate principal amount of Can$15,000,000.

“Similar Business” shall mean (a) any businesses, services or activities engaged in by the Borrower or any of its Restricted Subsidiaries or any Associates on the Closing Date and (b) any businesses, services and activities engaged in by the Borrower or any of its Restricted Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Deadline” has the meaning specified therefor in Section 2.12(b)(i) of this Agreement.

“SOFR Loan” means each portion of a Revolving Loan that bears interest at a rate determined by reference to Adjusted Term SOFR (other than pursuant to clause (b) of the definition of “U.S. Base Rate”).

“SOFR Margin” has the meaning set forth in the definition of Applicable Margin.

“SOFR Notice” means a written notice in the form of Exhibit L-1 to this Agreement.

“SOFR Option” has the meaning specified therefor in Section 2.12(a) of this Agreement.

“Solvent” means, with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s debts (including contingent liabilities) is less than all of such Person’s assets, (b) such Person is not engaged or about to engage in a business or transaction for which the remaining assets of such Person are unreasonably small in relation to the business or transaction or for which the property remaining with such Person is an unreasonably small capital, (c) such Person has not incurred and does not intend to incur, or reasonably believe that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise), and (d) such Person is “solvent” or not “insolvent”, as applicable within the meaning given those terms and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Specified Event of Default” means any Event of Default described in any of Sections 8.1, 8.7 (solely arising from any material misstatement in a Borrowing Base Certificate that resulted in a material overstatement of the Borrowing Base in such Borrowing Base Certificate), Section 8.2(a)(vi) (solely with respect to a breach of Section 7 if the Financial Covenant is then in effect and the Cure Expiration Date has occurred or the Borrower has not delivered a Cure Notice in respect of such breach), Section 8.2(a)(ii) and (iii), Section 8.4 or Section 8.5.

“Specified Excess Availability” means, at any time, the sum of (a) Excess Availability, plus (b) the amount (if any, and not to be less than zero) by which (i) the Borrowing Base exceeds (ii) the Maximum Revolver Amount, in each case, at such time; provided, that the amount attributable to clause (b) of this definition shall not exceed 5.0% of the Maximum Revolver Amount.

“Specified Transaction” shall mean, with respect to any Test Period, (a) [Intentionally Deleted], (b) any Permitted Acquisition or any other acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Equity Interests of any Person, in each case that is permitted by this Agreement, (c) any disposition of all or substantially all of the assets or Equity Interests of a Subsidiary (or any business unit, line of business or division of the Borrower or a Restricted Subsidiary) not prohibited by this Agreement, (d) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary or an Unrestricted Subsidiary as a Restricted Subsidiary in accordance with Section 5.17, (e) any incurrence or repayment of Indebtedness (other than revolving Indebtedness), (f) any Cost Saving Initiative and/or (g) any other event that by the terms of the Loan Documents requires pro forma compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a pro forma basis.

“Spot Rate” means for a Currency, on any relevant date of determination, the rate determined by Agent or the Issuing Bank, as applicable, as the spot rate for the purchase of such currency with another currency through its principal foreign exchange trading office on the date of such determination (it being understood that such determination is typically made at approximately 1:30 p.m. London time, but the determination time may be adjusted from time to time, based on current system configurations); provided that Agent or the Issuing Bank, as applicable, may obtain such spot rate from another financial institution designated by Agent or the Issuing Bank, as applicable, if it does not have as of the date of determination a spot buying rate for any such currency.

“Standard Letter of Credit Practice” means, for Issuing Bank or any Underlying Issuer, any domestic or foreign law or letter of credit practices applicable in the city in which Issuing Bank or such Underlying Issuer issued the applicable Letter of Credit or, for its branch or correspondent, such laws and practices applicable in the city in which it has advised, confirmed or negotiated such Letter of Credit, as the case may be, in each case, (a) which letter of credit practices are of banks that regularly issue letters of credit in the particular city, and (b) which laws or letter of credit practices are required or permitted under ISP or UCP, as chosen in the applicable Letter of Credit.

“Subject Acquisition” means any Permitted Acquisition or any other acquisition, whether by purchase, merger, amalgamation or otherwise, of all or substantially all of the assets of, or any business line, unit or division of, any Person or any facility, or of a majority of the outstanding Equity Interests of any Person, in each case that is permitted by this Agreement.

“Subordinated Indebtedness” means any Indebtedness of any Loan Party or its Subsidiaries incurred from time to time that is subordinated in right of payment to the Obligations and is subject to a subordination agreement or contains terms and conditions of subordination that are acceptable to Agent.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other entity in which that Person directly or indirectly owns or controls the Equity Interests having ordinary voting power to elect a majority of the Board of Directors of such corporation, partnership, limited liability company, or other entity.

“Subsidiary Guarantor” shall mean the Borrower and each other Restricted Subsidiary, whether existing on the Closing Date or established, created or acquired after the Closing Date, unless and until such time as the respective Restricted Subsidiary is released from all of its obligations under the Guarantee in accordance with the terms and provisions thereof; provided that (A) subject to immediately succeeding clause (B), no Excluded Subsidiary shall be a Subsidiary Guarantor and (B) notwithstanding anything to the contrary contained in this Agreement, no Restricted Subsidiary shall be excluded as a Subsidiary Guarantor if such Restricted Subsidiary enters into, or is required to enter into, a guarantee of (or is required to become a borrower or other obligor under) any Term Loan Facility, the CapEx Facilities, any Material Indebtedness or any Permitted Refinancing Indebtedness in respect of the foregoing (with respect to a Permitted Refinancing of Material Indebtedness, which Permitted Refinancing also constitutes Material Indebtedness). Notwithstanding the foregoing, the Borrower may from time to time, upon notice to the Agent, elect to cause any Subsidiary that would otherwise be an Excluded Subsidiary to become a Subsidiary Guarantor hereunder (but shall have no obligation to do so), subject to the satisfaction of the Collateral and Guarantee Requirements or guarantee and collateral requirements otherwise reasonably acceptable to the Borrower and the Agent (which shall include, in the case of a Foreign Subsidiary of a Loan Party, guarantee and collateral requirements customary under local law, including customary local limitations).

~~“Supermajority Lenders” means, at any time, Revolving Lenders having or holding more than 66 2/3% of the aggregate Revolving Loan Exposure of all Revolving Lenders; provided that (i) the Revolving Loan Exposure of any Defaulting Lender shall be disregarded in the determination of the Supermajority Lenders, and (ii) at any time there are two or more Revolving Lenders (who are not Affiliates of one another), “Supermajority Lenders” must include at least two Revolving Lenders (who are not Affiliates of one another or Defaulting Lenders).~~

“Supported QFC” has the meaning specified therefor in Section 17.15 of this Agreement.

“Survey” shall mean a survey which is (a) (i) prepared by a surveyor or engineer licensed to perform surveys in the jurisdiction where such Mortgaged Property is located, (ii) certified by the surveyor (in a manner reasonably acceptable to the Agent) to the Agent and the Title Company, and (iii) sufficient for the Title Company to remove all standard survey exceptions from the Mortgage Policy and issue the survey related endorsements or (b) otherwise acceptable to the Agent.

“Sustainability Assurance Provider” means (a) a qualified external reviewer, independent of the Borrower and its Affiliates, with relevant expertise with respect to evaluating KPIs with respect to ESG targets and ESG Ratings targets, such as an auditor, environmental consultant and/or independent ratings agency of recognized national standing, or (b) another Person designated by the Agent and approved by Required Lenders.

“Sustainability Linked Loan Principles” means the Sustainability Linked Loan Principles as most recently published by the Loan Market Association, the Asia Pacific Loan Market Association, and the Loan Syndications & Trading Association.

“Sustainability Structuring Agent” means Wells Fargo Securities LLC, in its capacity as Sustainability Structuring Agent.

“Sustainability Structuring Agent Indemnitees” means the Sustainability Structuring Agent and its Affiliates and their respective officers, directors, employees, agents and attorneys.

“Swap Obligation” means, with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swing Lender” means Wells Fargo or any other Lender that, at the request of the Borrower and with the consent of Agent agrees, in such Lender’s sole discretion, to become the Swing Lender under Section 2.3(b) of this Agreement.

“Swing Loan” has the meaning specified therefor in Section 2.3(b) of this Agreement.

“Swing Loan Exposure” means, as of any date of determination with respect to any Lender, such Lender’s Pro Rata Share of the Swing Loans on such date.

“Tariffs Reserve” shall mean, at any time, a reserve that may be imposed by the Agent in its Permitted Discretion for any tariffs not paid when due to the Governmental Authority of the United States or in respect of amounts not paid when due to the Borrower’s customs agent or broker in respect of tariffs paid on the Borrower’s behalf; provided that any such reserve shall be in an amount not exceeding the amount of such tariffs not paid when due in excess of amounts covered by surety bonds issued on behalf of the Borrower.

“Tax Return” shall mean all returns, statements, filings, attachments and other documents or certifications required to be filed in respect of Taxes.

“Taxes” means any taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein, and all interest, penalties or similar liabilities with respect thereto.

“Term CORRA” means,

(a) for any calculation with respect to a CORRA Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 3:00 p.m. (Eastern time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day, and

(b) for any calculation with respect to a Base Rate Loan on any day, the Term CORRA Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term CORRA Determination Day”) that is two (2) Business Days prior to the such day, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 3:00 p.m. (Eastern time) on any Base Rate Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Base Rate Term CORRA Determination Day.

“Term CORRA Adjustment” means, for any calculation with respect to a Base Rate Loan or a CORRA Loan, a percentage per annum as set forth below for the applicable type of such Loan and (if applicable) Interest Period therefor:

Base Rate Loans:

CORRA Loans:

0.29547%

Interest Period	Percentage

One month	0.29547%

Three months	0.32138%

“Term CORRA Administrator” means CanDeal Benchmark Administration Services Inc. (“CanDeal”) or, in the reasonable discretion of Agent, TSX Inc. or an affiliate of TSX Inc. as the publication source of the CanDeal/TMX Term CORRA benchmark that is administered by CanDeal (or a successor administrator of the Term CORRA Reference Rate selected by Agent in its reasonable discretion).

“Term CORRA Reference Rate” means, for an applicable tenor, the forward-looking term rate based on CORRA.

“Term Loan Administrative Agent” means the administrative agent under the Term Loan Facility Documents, from time to time.

“Term Loan Collateral Agent” means the collateral agent under the Term Loan Facility Documents, from time to time.

“Term Loan Facility” means one or more other notes, bonds, indentures or credit facilities evidencing Indebtedness permitted under clause (a) of “Permitted Indebtedness” above provided that the holders of such Indebtedness, or a representative acting on behalf of the holders of such Indebtedness, shall have become a party to an Acceptable Intercreditor Agreement.

“Term Loan Facility Documents” means the “Loan Documents”, “Credit Documents” (or any similar term) as defined in the Term Loan Facility.

“Term Loan Facility Obligations” shall mean the “Obligations” (or any similar term) as defined in the Term Loan Facility.

“Term Loans” shall mean the loans or other Indebtedness from time to time outstanding under any Term Loan Facility.

“Term SOFR” means,

(a) for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b) for any calculation with respect to a U.S. Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day;

“Term SOFR Adjustment” means, for any calculation, a percentage per annum as set forth below for the applicable Interest Period therefor:

Interest Period	Percentage

One month	0.10%

Three months	0.10%

Six months	0.10%

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Termination Date” shall mean the date that all the Commitments have expired or terminated and the principal of and interest on each Loan (which, for the avoidance of doubt, includes Swing Loans) and all fees, expenses and other Obligations payable under any Loan Document (other than indemnities and reimbursement obligations described in Section 10.3 which, in either case, are not then due and payable) have been paid in full in cash and all Letters of Credit and Reimbursement Undertakings have expired or have been terminated (or have been (x) collateralized or backstopped by a letter of credit or other arrangements have been made with respect thereto in each case in accordance with this Agreement or (y) deemed reissued under another agreement in a manner reasonably satisfactory to the relevant Issuing Bank) and all Letter of Credit Disbursements have been reimbursed.

“Test Period” shall mean each period of four consecutive Fiscal Quarters of the Borrower then last ended, in each case taken as one accounting period.

“Threshold Amount” means $50,000,000.

“Title Company” shall mean any title insurance company as shall be retained by the Borrower and reasonably acceptable to the Agent. It is understood and agreed that each of FCT Insurance Company Ltd., First Canadian Title Company Limited and First American Title Insurance Company are reasonably acceptable to the Agent.

“UCP” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits 2007 Revision, International Chamber of Commerce Publication No. 600 and any version or revision thereof accepted by Issuing Bank for use.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Underlying Issuer” means The Toronto-Dominion Bank or one of its Affiliates or such other Person that is selected by the Issuing Bank in its Permitted Discretion to be the “Underlying Issuer” pursuant to the terms hereof.

“Unfunded Advances/Participations” means (a) with respect to the Agent, the aggregate amount, if any, (i) made available to the Borrower on the assumption that each Lender has made available to the Agent such Lender’s share of the applicable Borrowing available to the Agent as contemplated by Section 2.3 and (ii) with respect to which a corresponding amount shall not in fact have been returned to the Agent by the Borrower or made available to the Agent by any such Lender, (b) with respect to the Swing Lender, the aggregate amount, if any, of outstanding Swing Loans in respect of which any Lender fails to make available to the Agent for the account of the Swing Lender any amount required to be paid by such Lender pursuant to Section 2.3 and (c) with respect to any Issuing Lender, the aggregate amount, if any, of amounts drawn under Letters of Credit in respect of which a Lender shall have failed to make Loans to reimburse such Issuing Lender pursuant to Section 2.11.

“United States” means the United States of America.

“Unrestricted Cash Amount” means, at any time, the aggregate amount of unrestricted cash and Cash Equivalents of the Borrower and the Restricted Subsidiaries that is free and clear of all Liens other than any nonconsensual Lien that is permitted under the Loan Documents and Liens of the Agent. For the avoidance of doubt, this definition of “Unrestricted Cash Amount” shall not include any cash or Cash Equivalents used to cash collateralize Letter of Credit Usage.

“Unrestricted Subsidiary” shall mean:

(c) any Subsidiary (other than the Borrower or any Parent Entity) that at the time of determination is an Unrestricted Subsidiary (as designated in accordance with Section 5.17); and

(d) any Subsidiary of an Unrestricted Subsidiary.

The Borrower may designate any Subsidiary (other than the Borrower or any Parent Entity, but including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(i) such Subsidiary or any of its Subsidiaries is not a Borrowing Base Guarantor, does not own any Equity Interests or Indebtedness of, or own or hold any Lien on any property of, the Borrower or any other Subsidiary of the Borrower which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(ii) such designation and the Investment of the Borrower in such Subsidiary complies with Section 5.17 and Section 6.9.

“Unused Line Fee” has the meaning specified therefor in Section 2.10(b) of this Agreement.

“U.S. Base Rate” means, for any day, the greatest of (a) the Floor, (b) the Federal Funds Rate in effect on such day plus 1⁄2%, (c) Term SOFR for a one month tenor in effect on such day, plus 1%, provided that this clause (c) shall not be applicable during any period in which Term SOFR is unavailable or unascertainable, and (d) the rate of interest announced, from time to time, within Wells Fargo at its principal office in San Francisco as its “prime rate” in effect on such day, with the understanding that the “prime rate” is one of Wells Fargo’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Wells Fargo may designate.

“U.S. Base Rate Loan” means each portion of the Revolving Loans that bears interest at a rate determined by reference to the U.S. Base Rate.

“U.S. Base Rate Margin” has the meaning set forth in the definition of Applicable Margin.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association, or any successor thereto, recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities; provided, that for purposes of notice requirements in Sections 2.3(a), 2.3(c) and 2.12(b), in each case, such day is also a Business Day.

“U.S. Loan Party” shall mean each Subsidiary Guarantor that is a U.S. Restricted Subsidiary of the Parent.

“U.S. Pledge Agreement” means that certain U.S. pledge agreement, dated as of the Original Closing Date, entered into by the Borrower, pledging all of the Equity Interests (other than Excluded Assets) in any Canadian Restricted Subsidiary of the Borrower.

“U.S. Restricted Subsidiary” shall mean, at any time, any direct or indirect U.S. Subsidiary of the Parent that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, each U.S. Subsidiary shall be included in the definition of “U.S. Restricted Subsidiary.”

“U.S. Security Agreement” shall mean the U.S. Security Agreement, dated as of the Original Closing Date, entered into by each U.S. Restricted Subsidiary, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“U.S. Special Resolution Regimes” has the meaning specified therefor in Section 17.15 of this Agreement.

“U.S. Subsidiary” of any Person shall mean any Subsidiary of such Person incorporated or organized in the United States or any State thereof or the District of Columbia.

“Value” shall mean, as determined by the Agent in good faith, with respect to Eligible Inventory, the lower of (i) the average cost thereof in accordance with IFRS and (ii) Fair Market Value thereof.

“Voidable Transfer” has the meaning specified therefor in Section 17.8 of this Agreement.

“Voting Stock” of a Person shall mean all classes of Equity Interests of such Person then outstanding and normally entitled to vote in the election of directors.

“Wells Fargo” means Wells Fargo Bank, National Association, a national banking association.

“WEPPA Reserve” shall have the meaning given to it in Section 2.2(c).

“Wholly-Owned Subsidiary” means, as to any Person, (i) any corporation 100% of whose capital stock is at the time owned by such Person and/or one or more Wholly-Owned Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Wholly-Owned Subsidiaries of such Person has a 100% equity interest at such time (other than, in the case of a Foreign Subsidiary of the Borrower with respect to the preceding clauses (i) and (ii), director’s qualifying shares and/or other nominal amount of shares required to be held by Persons other than the Borrower and its Subsidiaries under applicable law).

“WRAP Pension Plan” shall mean the Essar Steel Algoma Inc. Wrap Pension Plan (Canada Revenue Agency and Financial Services Commission of Ontario Registration No. 1079888).

“WRAP Pension Plan Order” shall mean the Order (Re: Wrap Plan) issued by the Ontario Superior Court of Justice (Commercial List) pursuant to the CCAA in the CCAA Proceedings (as defined in the Original Credit Agreement) on November 8, 2018.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2 Accounting Terms.

(a) All financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with IFRS as in effect from time to time and, except as otherwise expressly provided herein, all terms of an accounting or financial nature that are used in calculating the Fixed Charge Coverage Ratio, the Consolidated Total Leverage Ratio, Consolidated EBITDA, Consolidated Net Income or Consolidated Total Assets shall be construed and interpreted in accordance with IFRS, as in effect from time to time; provided that (A) if any change to IFRS or in the application thereof (including the conversion to U.S. GAAP as described below) is implemented after the date of delivery of the financial statements described in Section 5.1 and/or there is any change in the functional currency reflected in the financial statements or (B) if the Borrower elects or is required to report under U.S. GAAP, the Borrower or the Required Lenders may request to amend the relevant affected provisions hereof (whether or not the request for such amendment is delivered before or after the relevant change or election) to eliminate the effect of such change or election, as the case may be, on the operation of such provisions and (x) the Borrower and the Agent shall negotiate in good faith to enter into an amendment of the relevant affected provisions (it being understood that no amendment or similar fee shall be payable to the Agent or any Lender in connection therewith) to preserve the original intent thereof in light of the applicable change or election, as the case may be and (y) the relevant affected provisions shall be interpreted on the basis of IFRS and the currency, in each case, as in effect and applied immediately prior to the applicable change or election, as the case may be, until the request for amendment has been withdrawn by the Borrower or the Required Lenders, as applicable, or this Agreement has been amended as contemplated hereby. Any consent required from the Agent with respect to the foregoing shall not be unreasonably withheld, conditioned or delayed.

(b) Notwithstanding anything to the contrary contained in paragraph (a) above or in the definition of “Capitalized Lease Obligations”, unless the Borrower elects otherwise, all obligations of any Person that are or would have been treated as operating leases for purposes of IFRS in effect as of January 1, 2018 shall continue to be accounted for as operating leases for purposes of all financial definitions, calculations and deliverables under this Agreement or any other Loan Document (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required (on a prospective or retroactive basis or otherwise) to be treated as capital lease obligations or otherwise accounted for as liabilities in financial statements.

(c) For purposes of determining the permissibility of any action, change, transaction or event that by the terms of the Loan Documents requires a calculation of any financial ratio or financial test (including the Fixed Charge Coverage Ratio, the Consolidated Total Leverage Ratio, Consolidated EBITDA, Consolidated Net Income or Consolidated Total Assets), such financial ratio or test shall be calculated at the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or financial test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(d) Notwithstanding anything to the contrary herein, unless the Borrower otherwise notifies the Agent, with respect to any amount incurred hereunder, or under any other permitted credit facility or any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that does not require compliance with a financial ratio or financial test (including any Fixed Charge Coverage Ratio test and/or any Consolidated Total Leverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with a financial ratio or financial test (including any Fixed Charge Coverage Ratio test and/or any Consolidated Total Leverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that (1) the incurrence of the Incurrence-Based Amount shall be calculated first without giving effect to any Fixed Amount but giving full pro forma effect to the use of proceeds of such Fixed Amount and the related transactions and (2) the incurrence of the Fixed Amount shall be calculated thereafter. Unless the Borrower elects otherwise, the Borrower shall be deemed to have used amounts under an Incurrence-Based Amount then available to the Borrower prior to utilization of any amount under a Fixed Amount then available to the Borrower.

(e) The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Borrower dated such date prepared in accordance with IFRS.

(f) The increase in any amount secured by any Lien by virtue of the accrual of interest, the accretion of accreted value, the payment of interest or a dividend in the form of additional Indebtedness, amortization of original issue discount and/or any increase in the amount of Indebtedness outstanding solely as a result of any fluctuation in the exchange rate of any applicable currency will be deemed not to be the granting of a Lien for purposes of Section 6.2.

(g) For purposes of determining compliance with Sections 6.1 and 6.2, if any Indebtedness or Lien is incurred in reliance on a basket measured by reference to a percentage of Consolidated Total Assets, and any refinancing or replacement thereof would cause the percentage of Consolidated Total Assets to be exceeded if calculated based on the Consolidated Total Assets on the date of such refinancing or replacement, such percentage of Consolidated Total Assets will be deemed not to be exceeded so long as the principal amount of such refinancing or replacement Indebtedness or other obligation does not exceed an amount sufficient to repay the principal amount of such Indebtedness or other obligation being refinanced or replaced, except by an amount equal to (x) unpaid accrued interest, penalties and premiums (including tender, prepayment or repayment premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including upfront fees, original issue discount or initial yield payment) incurred in connection with such refinancing or replacement, (y) any existing commitments unutilized thereunder and (z) additional amounts permitted to be incurred under Section 6.1 (which additional amounts shall be deemed incurred under and a utilization of such other provision pursuant to which they are permitted to be incurred).

(h) Any financial ratios required to be maintained by the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.3 PPSA.

Any terms used in this Agreement that are defined in the PPSA shall be construed and defined as set forth in the PPSA unless otherwise defined herein.

1.4 Construction.

Unless the context of this Agreement or any other Loan Document clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular provision of this Agreement or such other Loan Document, as the case may be. Section, subsection, clause, schedule, and exhibit references herein are to this Agreement unless otherwise specified. Any reference in this Agreement or in any other Loan Document to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein or in any other Loan Document to the satisfaction, repayment, or payment in full of the Obligations shall mean (a) the payment or repayment in full in immediately available funds of (i) the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (ii) all Lender Group Expenses that have accrued and are unpaid regardless of whether demand has been made therefor, and (iii) all fees or charges that have accrued hereunder or under any other Loan Document (including the Letter of Credit Fee and the Unused Line Fee) and are unpaid, (b) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Letter of Credit Collateralization, (c) in the case of obligations with respect to Bank Products (other than Hedge Obligations), providing Bank Product Collateralization, (d) the receipt by Agent of cash collateral in order to secure any other contingent Obligations for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including attorneys’ fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Obligations, (e) the payment or repayment in full in immediately available funds of all other outstanding Obligations (including the payment of any termination amount then applicable (or which would or could become applicable as a result of the repayment of the other Obligations) under Hedge Agreements provided by Hedge Providers) other than (i) unasserted contingent indemnification Obligations, (ii) any Bank Product Obligations (other than Hedge Obligations) that, at such time, are allowed by the applicable Bank Product Provider to remain outstanding without being required to be repaid or cash collateralized, and (iii) any Hedge Obligations that, at such time, are allowed by the applicable Hedge Provider to remain outstanding without being required to be repaid, and (f) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person’s successors and assigns. Any requirement of a writing contained herein or in any other Loan Document shall be satisfied by the transmission of a Record.

1.5 Time References.

Unless the context of this Agreement or any other Loan Document clearly requires otherwise, all references to time of day refer to Eastern standard time or Eastern daylight saving time, as in effect in Toronto, Ontario on such day. For purposes of the computation of a period of time from a specified date to a later specified date, unless otherwise expressly provided, the word “from” means “from and including” and the words “to” and “until” each means “to and including”; provided that with respect to a computation of fees or interest payable to Agent or any Lender, such period shall in any event consist of at least one full day.

1.6 Schedules and Exhibits.

All of the schedules and exhibits attached to this Agreement shall be deemed incorporated herein by reference.

1.7 Divisions.

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

1.8 Rates.

Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative, successor or replacement rate thereto (including any then-current Benchmark or any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), as it may or may not be adjusted pursuant to Section 2.12(d)(iii), will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA or any other Benchmark, prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto and such transactions may be adverse to the Borrower. Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. Each determination of any Benchmark (or any Benchmark Replacement) shall be made by Agent and shall be conclusive in the absence of manifest error.

1.9 Pro Forma Calculations.

(a) Notwithstanding anything to the contrary herein, financial ratios and tests, including the Consolidated Total Leverage Ratio and the Fixed Charge Coverage Ratio shall be calculated in the manner prescribed by this Section 1.9; provided that notwithstanding anything to the contrary in Section 1.9(b) or (d), when calculating Fixed Charge Coverage Ratio for purposes of determining compliance with Section 7 (other than for the purpose of determining pro forma compliance with Section 7 as a condition to taking any action under this Agreement), the events described in the definition of “Pro Forma Basis” that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

(b) Notwithstanding anything to the contrary herein, but subject to Section 1.2(b) and (d), for purposes of calculating any financial ratio or test, Specified Transactions (with any incurrence or repayment of any Indebtedness in connection therewith to be subject to Section 1.2(c)) that have been made (i) during the applicable Test Period and (ii) if applicable as described in Section 1.9(a), subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day (or, in case of the determination of Consolidated Total Assets, the last day) of the applicable Test Period. If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Borrower or any of its Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section, then such financial ratio or test (or Consolidated Total Assets) shall be calculated to give pro forma effect thereto in accordance with this Section.

(c) [Reserved].

(d) In the event that the Borrower or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by redemption, repayment, retirement or extinguishment) any Indebtedness or issues or redeems Disqualified Equity Interests or Preferred Equity Interests included in the calculations of any financial ratio or test (in each case, other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and accompanied by a permanent commitment reduction), (i) during the applicable Test Period or (ii) subject to Section 1.9(a) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence or repayment of Indebtedness, or such issuance or redemption of Disqualified Equity Interests or Preferred Equity Interests, to the extent required, as if the same had occurred (x) in the case of any leverage-based ratio, on the last day of the applicable Test Period and (y) in the case of any cash interest coverage ratio or fixed charge coverage ratio, on the first day of the applicable Test Period.

(e) Subject to Section 1.2(e) and (f), the interest on any Indebtedness and dividends or distributions on any Disqualified Equity Interests or Preferred Equity Interests, in each case, assumed to be outstanding pursuant to preceding clause (d) shall be calculated as if such Indebtedness, Disqualified Equity Interests or Preferred Equity Interests had borne interest or accrued dividends or disbursements at (x) the rate applicable thereto, in the case of fixed rate Indebtedness, Disqualified Equity Interests or Preferred Equity Interests or (y) the rates which would have been applicable thereto during the respective period when same was deemed outstanding, in the case of floating rate Indebtedness (although interest expense with respect to any Indebtedness for periods while same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while same was actually outstanding); provided that all Indebtedness (whether actually outstanding or deemed outstanding) bearing interest at a floating rate of interest shall be tested on the basis of the rates applicable at the time the determination is made pursuant to said provisions. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in Section 1.9(a). Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower may designate.

2. LOANS AND TERMS OF PAYMENT.

2.1 Revolving Loans.

(a) Subject to the terms and conditions of this Agreement, and during the term of this Agreement, each Revolving Lender agrees (severally, not jointly or jointly and severally) to make revolving loans (“Revolving Loans”) in Dollars or in Canadian Dollars to the Borrower in an amount at any one time outstanding not to exceed the lesser of:

(i) such Lender’s Revolver Commitment, or

(ii) such Lender’s Pro Rata Share of an amount equal to the lesser of:

(A) the amount equal to (1) the Maximum Revolver Amount, less (2) the sum of (y) the Letter of Credit Usage at such time, plus (z) the principal amount of Swing Loans outstanding at such time, and

(B) the amount equal to (1) the Borrowing Base as of such date (based upon the most recent Borrowing Base Certificate delivered by the Borrower to Agent, as adjusted for Reserves established by Agent in accordance with Section 2.2), less (2) the sum of (x) the Letter of Credit Usage at such time, plus (y) the principal amount of Swing Loans outstanding at such time.

(b) Amounts borrowed pursuant to this Section 2.1 may be repaid and, subject to the terms and conditions of this Agreement, reborrowed at any time during the term of this Agreement. The outstanding principal amount of the Revolving Loans, together with interest accrued and unpaid thereon, shall constitute Obligations and shall be due and payable on the Maturity Date or, if earlier, on the date on which they otherwise become due and payable pursuant to the terms of this Agreement.

2.2 Reserves; Eligibility.

(a) The Agent may at any time and from time to time in the exercise of its Permitted Discretion upon at least three (3) Business Days’ prior written notice to the Borrower, establish or increase or decrease any Reserves (the “Reserve Change Notice”), which notice shall include a reasonably detailed description of such Reserve being established (during which period (x) the Agent shall discuss any such Reserve or change with the Borrower and (y) the Borrower may take such action as may be required so that the event, condition or matter that is the basis for such Reserve no longer exists or exists in a manner that would result in the establishment of a lower Reserve, in each case in a manner and to the extent reasonably satisfactory to the Agent); provided that the determination of Availability in connection with any Notice of Borrowing delivered during such three (3) Business Day period shall be based on the Borrowing Base taking into account the effect of such Reserve Change Notice.

(b) The establishment or change of any Reserve pursuant to a Reserve Change Notice shall, in each case, be limited to such reserves or changes as the Agent determines in its Permitted Discretion to be necessary (x) to reflect items that could reasonably be expected to adversely affect the value or collectability of the applicable Eligible Accounts and Eligible Inventory or (y) to reflect items that could reasonably be expected to adversely affect the enforceability or priority of the Agent’s Liens on the applicable Collateral; provided that no Reserves may be taken or increased after the Closing Date based on circumstances, conditions, events or contingencies known to the Agent as of the Closing Date and for which no Reserves were imposed on the Closing Date, unless such circumstances, conditions, events or contingencies shall have changed in any material adverse respect since the Closing Date as determined by the Agent in its Permitted Discretion; provided that the foregoing proviso and requirements shall not apply (and no Reserve Change Notice shall be required), where such Reserve is a Banking Services Product Reserve, a Dilution Reserve, an Inventory Reserve, a Pension Unfunded Liability Reserve, a Pension Contribution Reserve, a Sales Tax Reserve, a WEPPA Reserve, or a Tariff Reserve, which Reserves shall be effective when applicable in each case in accordance with the conditions specified herein for imposing such Reserve, including the applicable conditions specified in clause (c) below.

(c) Notwithstanding any other provision of this Agreement to the contrary, (i) in no event shall Reserves (or changes in Reserves or the valuation of assets) with respect to any component of the Borrowing Base duplicate Reserves, valuation or adjustments already accounted for in determining eligibility criteria (including collection and/or advance rates) or Appraised Value thereof (determined in a manner consistent with the most recent inventory appraisal provided to the Agent pursuant to Section 5.2), (ii) the amount of any such Reserve (or change in Reserve) shall be a reasonable quantification of the incremental dilution of the Borrowing Base attributable to the relevant contributing factors or shall have a reasonable relationship to the event, condition or other matter that is the basis for such Reserve or change, (iii) Banking Services Product Reserves may be imposed by the Agent in its Permitted Discretion; provided that if paid after the principal amount of the Loans pursuant to the Pari Principal Waterfall Clause, no Reserve may be imposed in respect of Bank Product Obligations, in each case without the prior written consent of the Borrower, (iv) no Dilution Reserves shall be imposed except for an amount not to exceed 1.0% for each incremental whole percentage in dilution over 5.0%, (v) no Reserves shall be imposed for any scheduled pension contribution amounts, normal or special, except for the Pension Contribution Reserve; provided that, the maximum annual “special payments” under the DB Plans remain capped for a period ending no earlier than January 1, 2038, at       annually for the purposes of the Pension Contribution Reserve without in any way limiting the Agent exercising its discretion to apply a Pension Unfunded Liability Reserve from time to time in accordance with this Agreement, (vi) no Reserves shall be imposed for any rights under s. 81.1 of the BIA or similar rights of unpaid suppliers, (vii) Reserves may be established for any wages, compensation, severance, workers compensation, or similar claims and will be limited to the portion which could rise to a super-priority lien or effective priority under s. 81.4 of the BIA, ss. 6(5)(a) and 36(7) of the CCAA in relation to the Wage Earners Protection Program Act (WEPPA) (“WEPPA Reserve”); (viii) Reserves may be established for any HST, PST, QST or other sales taxes and will be limited to amounts not paid or remitted when due only so long as Specified Excess Availability is less than the greater of (1) 6.25% of Availability and (2) $12,500,000 for five (5) consecutive Business Days (“Sales Tax Reserve”); (ix) the Pension Unfunded Liability Reserve may be imposed by the Agent in its Permitted Discretion; (x) no Inventory Reserves shall be imposed for Inventory on lands subject to the New PortLP Leases so long as ~~the Inter-Lender Agreement is in full force and effect (and, for further clarity, no further access rights arrangements shall be required)~~such lands are subject to a first ranking Mortgage in favour of Agent in accordance with the Collateral and Guarantee Requirement; and (xi) the Tariff Reserve may be imposed by the Agent in its Permitted Discretion.

(d) Any changes to the eligibility criteria set forth in the definitions of Eligible Accounts, and Eligible Inventory shall be subject to 3 Business Days’ prior written notice by the Agent to the Borrower and shall have a reasonable relationship to the event, condition, other circumstance, or fact that is the basis for such change in eligibility and shall not be duplicative of any other reserve established and currently maintained or eligibility criteria; provided that the determination of Availability in connection with any Notice of Borrowing delivered during such three Business Day period shall be based upon the Borrowing Base taking into account the effect of such notice.

2.3 Borrowing Procedures and Settlements.

(a) Procedure for Borrowing Revolving Loans. Each Borrowing shall be made by a written request by an Authorized Person delivered to Agent (which may be delivered through Agent’s electronic platform or portal) and received by Agent no later than 11:00 a.m. (i) on the Business Day that is the requested Funding Date in the case of a request for a Swing Loan, (ii) on the Business Day that is one Business Day prior to the requested Funding Date in the case of a request for a Base Rate Loan, (iii) on the U.S. Government Securities Business Day that is three U.S. Government Securities Business Days prior to the requested Funding Date in the case of a request for a SOFR Loan, and (iv) on the Business Day that is three Business Days prior to the Funding Date in the case of a request for a CORRA Loan, specifying (A) the amount of such Borrowing, (B) the Currency in which such Borrowing is to be made, (C) with respect to SOFR Loan and CORRA Loans, the Interest Period therefor, and (D) the requested Funding Date (which shall be a Business Day); provided, that Agent may, in its sole discretion, elect to accept as timely requests that are received later than 11:00 a.m. on the applicable Business Day or U.S. Government Securities Business Day, as applicable. All Borrowing requests which are not made on-line via Agent’s electronic platform or portal shall be subject to (and unless Agent elects otherwise in the exercise of its sole discretion, such Borrowings shall not be made until the completion of) Agent’s authentication process (with results satisfactory to Agent) prior to the funding of any such requested Revolving Loan. If the Borrower fails to specify the Currency of a Loan in a request, then the applicable Loans shall be made in Dollars. If the Borrower fails to specify a type of Loan to be denominated in Dollars or Canadian Dollars in a request, then the applicable Loans shall be made as Base Rate Loans in the applicable Currency. If the Borrower requests a borrowing of SOFR Loans or CORRA Loans in any such request, but fail to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.

(b) Making of Swing Loans. In the case of a Revolving Loan and so long as any of (i) the aggregate Dollar Equivalent amount of Swing Loans made since the last Settlement Date, minus all payments or other amounts applied to Swing Loans since the last Settlement Date, plus the Dollar Equivalent amount of the requested Swing Loan does not exceed $30,000,000, or (ii) Swing Lender, in its sole discretion, agrees to make a Swing Loan notwithstanding the foregoing limitation, Swing Lender shall make a Revolving Loan (any such Revolving Loan made by Swing Lender pursuant to this Section 2.3(b) being referred to as a “Swing Loan” and all such Revolving Loans being referred to as “Swing Loans”) available to the Borrower on the Funding Date applicable thereto by transferring immediately available funds Dollars or Canadian Dollars in the amount of such Borrowing to the applicable Designated Account. Each Swing Loan shall be deemed to be a Revolving Loan hereunder and shall be subject to all the terms and conditions (including Section 3) applicable to other Revolving Loans, except that all payments (including interest) on any Swing Loan shall be payable to Swing Lender solely for its own account. Subject to the provisions of Section 2.3(d)(ii), Swing Lender shall not make and shall not be obligated to make any Swing Loan if Swing Lender has actual knowledge that (i) one or more of the applicable conditions precedent set forth in Section 3 will not be satisfied on the requested Funding Date for the applicable Borrowing, or (ii) the requested Borrowing would exceed the Availability on such Funding Date. Swing Lender shall not otherwise be required to determine whether the applicable conditions precedent set forth in Section 3 have been satisfied on the Funding Date applicable thereto prior to making any Swing Loan. The Swing Loans shall be secured by Agent’s Liens, constitute Revolving Loans and Obligations, and bear interest at the rate applicable from time to time to Revolving Loans that are Base Rate Loans.

(c) Making of Revolving Loans.

(i) In the event that Swing Lender is not obligated to make a Swing Loan, then after receipt of a request for a Borrowing pursuant to Section 2.3(a)(i), Agent shall notify the Lenders by telecopy, telephone, email, or other electronic form of transmission, of the requested Borrowing; such notification to be sent on the Business Day or U.S. Government Securities Business Day, as applicable, that is (A) in the case of a Base Rate Loan in the applicable Currency, at least one Business Day prior to the requested Funding Date, (B) in the case of a SOFR Loan, prior to 11:00 a.m. at least three U.S. Government Securities Business Days prior to the requested Funding Date, or (C) in the case of a CORRA Loan, prior to 11:00 a.m. at least three Business Days prior to the requested Funding Date. If Agent has notified the Lenders of a requested Borrowing on the Business Day that is one Business Day prior to the Funding Date, then each Lender shall make the amount of such Lender’s Pro Rata Share of the requested Borrowing available to Agent in immediately available funds in the applicable Currency, to Agent’s Account, not later than 10:00 a.m. on the Business Day that is the requested Funding Date. After Agent’s receipt of the proceeds of such Revolving Loans from the Lenders, Agent shall make the proceeds thereof available to the Borrower on the applicable Funding Date by transferring immediately available funds in the applicable Currency equal to such proceeds received by Agent to the Designated Account; provided, that subject to the provisions of Section 2.3(d)(ii), no Lender shall have an obligation to make any Revolving Loan, if (1) one or more of the applicable conditions precedent set forth in Section 3 will not be satisfied on the requested Funding Date for the applicable Borrowing unless such condition has been waived, or (2) the requested Borrowing would exceed the Availability on such Funding Date.

(ii) Unless Agent receives notice from a Lender prior to 9:30 a.m. on the Business Day that is the requested Funding Date relative to a requested Borrowing as to which Agent has notified the Lenders of a requested Borrowing that such Lender will not make available as and when required hereunder to Agent for the account of the Borrower the amount of that Lender’s Pro Rata Share of the Borrowing, Agent may assume that each Lender has made or will make such amount available to Agent in immediately available funds in the applicable Currency on the Funding Date and Agent may (but shall not be so required), in reliance upon such assumption, make available to the Borrower a corresponding amount. If, on the requested Funding Date, any Lender shall not have remitted the full amount that it is required to make available to Agent in immediately available funds in the applicable Currency and if Agent has made available to the Borrower such amount on the requested Funding Date, then such Lender shall make the amount of such Lender’s Pro Rata Share of the requested Borrowing available to Agent in immediately available funds in the applicable Currency, to Agent’s Account, no later than 10:00 a.m. on the Business Day that is the first Business Day after the requested Funding Date (in which case, the interest accrued on such Lender’s portion of such Borrowing for the Funding Date shall be for Agent’s separate account). If any Lender shall not remit the full amount that it is required to make available to Agent in immediately available funds in the applicable Currency as and when required hereby and if Agent has made available to the Borrower such amount, then that Lender shall be obligated to immediately remit such amount to Agent, together with interest at the Defaulting Lender Rate for each day until the date on which such amount is so remitted. A notice submitted by Agent to any Lender with respect to amounts owing under this Section 2.3(c)(ii) shall be conclusive, absent manifest error. If the amount that a Lender is required to remit is made available to Agent, then such payment to Agent shall constitute such Lender’s Revolving Loan for all purposes of this Agreement. If such amount is not made available to Agent on the Business Day following the Funding Date, Agent will notify the Borrower of such failure to fund and, upon demand by Agent, the Borrower shall pay such amount to Agent for Agent’s account, together with interest thereon for each day elapsed since the date of such Borrowing, at a rate per annum equal to the interest rate applicable at the time to the Revolving Loans composing such Borrowing.

(d) Protective Advances and Optional Overadvances.

(i) Any contrary provision of this Agreement or any other Loan Document notwithstanding (but subject to Section 2.3(d)(iv)), at any time (A) after the occurrence and during the continuance of a Default or an Event of Default, or (B) that any of the other applicable conditions precedent set forth in Section 3 are not satisfied, Agent hereby is authorized by the Borrower and the Lenders, from time to time, in Agent’s sole discretion, to make Revolving Loans in to, or for the benefit of, the Borrower, on behalf of the Revolving Lenders, that Agent, in its Permitted Discretion, deems necessary or desirable (1) to preserve or protect the Collateral, or any portion thereof, or (2) to enhance the likelihood of repayment of the Obligations (other than the Bank Product Obligations) (the Revolving Loans described in this Section 2.3(d)(i) shall be referred to as “Protective Advances”); provided that no such Protective Advance shall be made on behalf of EDC Lender unless EDC Lender shall have provided its consent to Agent in writing. In any event, if any Protective Advance remains outstanding for more than 60 days, unless otherwise agreed to by the Required Lenders, the Borrower shall immediately repay such Protective Advance. Notwithstanding the foregoing, the aggregate amount of all Protective Advances outstanding at any one time shall not exceed the lesser of (i) 10% of the Borrowing Base and (ii) $5,000,000. Agent’s authorization to make Protective Advances may be revoked at any time by the Required Lenders delivering written notice of such revocation to Agent. Any such revocation shall become effective prospectively upon Agent’s receipt thereof.

(ii) Any contrary provision of this Agreement or any other Loan Document notwithstanding, the Lenders hereby authorize Agent or Swing Lender, as applicable, and either Agent or Swing Lender, as applicable, may, but is not obligated to, knowingly and intentionally, continue to make Revolving Loans (including Swing Loans) to the Borrower notwithstanding that an Overadvance exists or would be created thereby, so long as (A) after giving effect to such Revolving Loans, the outstanding Revolver Usage does not exceed the Borrowing Base by more than the lesser of (i) 10% of the Borrowing Base and (ii) $5,000,000, and (B) subject to Section 2.3(d)(iv) below, after giving effect to such Revolving Loans, the outstanding Revolver Usage (except for and excluding amounts charged to the Loan Account for interest, fees, or Lender Group Expenses) does not exceed the Maximum Revolver Amount; provided that no such Overadvance shall be made on behalf of EDC Lender unless EDC Lender shall have provided its consent to Agent in writing. In the event Agent obtains actual knowledge that the Revolver Usage exceeds the amounts permitted by this Section 2.3(d), regardless of the amount of, or reason for, such excess, Agent shall notify the Lenders as soon as practicable (and prior to making any (or any additional) intentional Overadvances (except for and excluding amounts charged to the Loan Account for interest, fees, or Lender Group Expenses) unless Agent determines that prior notice would result in imminent harm to the Collateral or its value, in which case Agent may make such Overadvances and provide notice as promptly as practicable thereafter), and the Lenders with Revolver Commitments thereupon shall, together with Agent, jointly determine the terms of arrangements that shall be implemented with the Borrower intended to reduce, within a reasonable time, the outstanding principal amount of the Revolving Loans to the Borrower to an amount permitted by the preceding sentence. In such circumstances, if any Lender with a Revolver Commitment objects to the proposed terms of reduction or repayment of any Overadvance, the terms of reduction or repayment thereof shall be implemented according to the determination of the Required Lenders. In any event if any Overadvance not otherwise made or permitted pursuant to this Section 2.3(d) remains outstanding for more than 60 days, unless otherwise agreed to by the Required Lenders, the Borrower shall immediately repay Revolving Loans in an amount sufficient to eliminate all such Overadvances not otherwise made or permitted to this Section 2.3(d). Agent’s and Swing Lender’s authorization to make intentional Overadvances may be revoked at any time by the Required Lenders delivering written notice of such revocation to Agent. Any such revocation shall become effective prospectively upon Agent’s receipt thereof.

(iii) Each Protective Advance and each Overadvance (each, an “Extraordinary Advance”) shall be deemed to be a Revolving Loan hereunder, except that no Extraordinary Advance shall be eligible to be a SOFR Loan or a CORRA Loan. Prior to Settlement of any Extraordinary Advance, all payments with respect thereto, including interest thereon, shall be payable to Agent solely for its own account. Notwithstanding anything contained in this Agreement or any other Loan Document to the contrary, no Extraordinary Advance shall be made for the account of EDC Lender unless EDC Lender has provided its consent to Agent in writing. Each Revolving Lender (other than EDC Lender, unless EDC Lender has provided its consent to Agent in writing) shall be obligated to settle with Agent as provided in Section 2.3(e) (or Section 2.3(g), as applicable) for the amount of such Lender’s Pro Rata Share of any Extraordinary Advance. The Extraordinary Advances shall be repayable on demand, secured by Agent’s Liens, constitute Obligations hereunder, and bear interest at the rate applicable from time to time to Revolving Loans that are Base Rate Loans in the applicable Currency.

(iv) Notwithstanding anything contained in this Agreement or any other Loan Document to the contrary, no Extraordinary Advance may be made by Agent if such Extraordinary Advance would cause the aggregate Revolver Usage to exceed the Maximum Revolver Amount or any Lender’s Pro Rata Share of the Revolver Usage to exceed such Lender’s Revolver Commitments; provided that Agent may make Extraordinary Advances in excess of the foregoing limitations so long as such Extraordinary Advances that cause the aggregate Revolver Usage to exceed the Maximum Revolver Amount or a Lender’s Pro Rata Share of the Revolver Usage to exceed such Lender’s Revolver Commitments are for Agent’s sole and separate account and not for the account of any Lender (an “Agent Extraordinary Advance”). For greater certainty, if any Extraordinary Advance is made in respect of which EDC Lender has not provided its consent to participate, the portion of such Extraordinary Advance in excess of the remaining Lenders’ Pro Rate Shares shall be deemed to be an Agent Extraordinary Advance (such amounts, the “EDC Unfunded Portion of Agent Extraordinary Advances”).

(v) The provisions of this Section 2.3(d) are for the exclusive benefit of Agent, Swing Lender, and the Lenders and are not intended to benefit the Borrower (or any other Loan Party) in any way.

(e) Settlement. It is agreed that each Lender’s funded portion of the Revolving Loans is intended by the Lenders to equal, at all times, such Lender’s Pro Rata Share of the outstanding Revolving Loans. Such agreement notwithstanding, Agent, Swing Lender, and the other Lenders agree (which agreement shall not be for the benefit of the Loan Parties) that in order to facilitate the administration of this Agreement and the other Loan Documents, settlement among the Lenders as to the Revolving Loans (including Swing Loans and Extraordinary Advances) shall take place on a periodic basis in accordance with the following provisions:

(i) Agent shall request settlement (“Settlement”) with the Lenders on a weekly basis, or on a more frequent basis if so determined by Agent in its sole discretion (1) on behalf of Swing Lender, with respect to the outstanding Swing Loans, (2) for itself, with respect to the outstanding Extraordinary Advances, and (3) with respect to any Loan Party’s or any of their Subsidiaries’ payments or other amounts received, as to each by notifying the Lenders by telecopy, telephone, or other similar form of transmission, of such requested Settlement, no later than 2:00 p.m. on the Business Day immediately prior to the date of such requested Settlement (the date of such requested Settlement being the “Settlement Date”). Such notice of a Settlement Date shall include a summary statement of the amount of outstanding Revolving Loans (including Swing Loans and Extraordinary Advances) for the period since the prior Settlement Date. Subject to the terms and conditions contained herein (including Section 2.3(g)): (y) if the amount of the Revolving Loans (including Swing Loans and Extraordinary Advances) made by a Lender that is not a Defaulting Lender exceeds such Lender’s Pro Rata Share of the Revolving Loans (including Swing Loans and Extraordinary Advances) as of a Settlement Date, then Agent shall, by no later than 12:00 p.m. on the Settlement Date, transfer in immediately available funds to a Deposit Account of such Lender (as such Lender may designate), an amount such that each such Lender shall, upon receipt of such amount, have as of the Settlement Date, its Pro Rata Share of the Revolving Loans (including Swing Loans and Extraordinary Advances), and (z) if the amount of the Revolving Loans (including Swing Loans and Extraordinary Advances) made by a Lender is less than such Lender’s Pro Rata Share of the Revolving Loans (including Swing Loans and Extraordinary Advances) as of a Settlement Date, such Lender shall no later than 12:00 p.m. on the Settlement Date transfer in immediately available funds in the applicable Currency to Agent’s Account, an amount such that each such Lender shall, upon transfer of such amount, have as of the Settlement Date, its Pro Rata Share of the Revolving Loans (including Swing Loans and Extraordinary Advances). Such amounts made available to Agent under clause (z) of the immediately preceding sentence shall be applied against the amounts of the applicable Swing Loans or Extraordinary Advances and, together with the portion of such Swing Loans or Extraordinary Advances representing Swing Lender’s Pro Rata Share thereof, shall constitute Revolving Loans of such Lenders. If any such amount is not made available to Agent by any Lender on the Settlement Date applicable thereto to the extent required by the terms hereof, Agent shall be entitled to recover for its account such amount on demand from such Lender together with interest thereon at the Defaulting Lender Rate.

(ii) In determining whether a Lender’s balance of the Revolving Loans (including Swing Loans and Extraordinary Advances) is less than, equal to, or greater than such Lender’s Pro Rata Share of the Revolving Loans (including Swing Loans and Extraordinary Advances) as of a Settlement Date, Agent shall, as part of the relevant Settlement, apply to such balance the portion of payments actually received in good funds by Agent with respect to principal, interest, fees payable by the Borrower and allocable to the Lenders hereunder, and proceeds of Collateral.

(iii) Between Settlement Dates, Agent, to the extent Extraordinary Advances or Swing Loans are outstanding, may pay over to Agent or Swing Lender, as applicable, any payments or other amounts received by Agent, that in accordance with the terms of this Agreement would be applied to the reduction of the Revolving Loans, for application to the Extraordinary Advances or Swing Loans. Between Settlement Dates, Agent, to the extent no Extraordinary Advances or Swing Loans are outstanding, may pay over to Swing Lender any payments or other amounts received by Agent, that in accordance with the terms of this Agreement would be applied to the reduction of the Revolving Loans, for application to Swing Lender’s Pro Rata Share of the Revolving Loans. If, as of any Settlement Date, payments or other amounts of the Loan Parties or their Subsidiaries received since the then immediately preceding Settlement Date have been applied to Swing Lender’s Pro Rata Share of the Revolving Loans other than to Swing Loans, as provided for in the previous sentence, Swing Lender shall pay to Agent for the accounts of the Lenders, and Agent shall pay to the Lenders (other than a Defaulting Lender if Agent has implemented the provisions of Section 2.3(g)), to be applied to the outstanding Revolving Loans of such Lenders, an amount such that each such Lender shall, upon receipt of such amount, have, as of such Settlement Date, its Pro Rata Share of the Revolving Loans. During the period between Settlement Dates, Swing Lender with respect to Swing Loans, Agent with respect to Extraordinary Advances, and each Lender with respect to the Revolving Loans other than Swing Loans and Extraordinary Advances, shall be entitled to interest at the applicable rate or rates payable under this Agreement on the daily amount of funds employed by Swing Lender, Agent, or the Lenders, as applicable.

(iv) Anything in this Section 2.3(e) to the contrary notwithstanding, in the event that a Lender is a Defaulting Lender, Agent shall be entitled to refrain from remitting settlement amounts to the Defaulting Lender and, instead, shall be entitled to elect to implement the provisions set forth in Section 2.3(g).

(f) Notation. Consistent with Section 13.1(h), Agent, as a non-fiduciary agent for the Borrower, shall maintain a register showing the principal amount and stated interest of the Revolving Loans and the applicable Currency, owing to each Lender, including the Swing Loans owing to Swing Lender, and Extraordinary Advances owing to Agent, and the interests therein of each Lender, from time to time and such register shall, absent manifest error, conclusively be presumed to be correct and accurate.

(g) Defaulting Lenders.

(i) Notwithstanding the provisions of Section 2.4(b)(iii), Agent shall not be obligated to transfer to a Defaulting Lender any payments made by the Borrower to Agent for the Defaulting Lender’s benefit or any proceeds of Collateral that would otherwise be remitted hereunder to the Defaulting Lender, and, in the absence of such transfer to the Defaulting Lender, Agent shall transfer any such payments, to the extent permitted by Applicable Law, (A) first, to Agent to the extent of any Extraordinary Advances that were made by Agent and that were required to be, but were not, paid by Defaulting Lender, (B) second, to Swing Lender to the extent of any Swing Loans that were made by Swing Lender and that were required to be, but were not, paid by the Defaulting Lender, (C) third, to Issuing Bank, to the extent of the portion of a Letter of Credit Disbursement that was required to be, but was not, paid by the Defaulting Lender, (D) fourth, to each Non-Defaulting Lender ratably in accordance with their Commitments (but, in each case, only to the extent that such Defaulting Lender’s portion of a Revolving Loan (or other funding obligation) was funded by such other Non-Defaulting Lender), (E) fifth, in Agent’s sole discretion, to a suspense account maintained by Agent, the proceeds of which shall be retained by Agent and may be made available to be re-advanced to or for the benefit of the Borrower (upon the request of the Borrower and subject to the conditions set forth in Section 3.2) as if such Defaulting Lender had made its portion of Revolving Loans (or other funding obligations) hereunder, and (F) sixth, from and after the date on which all other Obligations have been paid in full, to such Defaulting Lender in accordance with tier (I) of Section 2.4(b)(iii). Subject to the foregoing~~,~~ and to the extent permitted by Applicable Law, Agent may hold and, in its discretion, re-lend to the Borrower for the account of such Defaulting Lender the amount of all such payments received and retained by Agent for the account of such Defaulting Lender. Solely for the purposes of voting or consenting to matters with respect to the Loan Documents (including the calculation of Pro Rata Share in connection therewith) and for the purpose of calculating the fee payable under Section 2.10(b), such Defaulting Lender shall be deemed not to be a “Lender” and such Lender’s Commitment shall be deemed to be zero; provided that the foregoing shall not apply to any of the matters governed by Section 14.1(a)(i) through (iii). The provisions of this Section 2.3(g) shall remain effective with respect to such Defaulting Lender until the earlier of (y) the date on which all of the Non-Defaulting Lenders, Agent, Issuing Bank, and the Borrower shall have waived, in writing, the application of this Section 2.3(g) to such Defaulting Lender, or (z) the date on which such Defaulting Lender makes payment of all amounts that it was obligated to fund hereunder, pays to Agent all amounts owing by Defaulting Lender in respect of the amounts that it was obligated to fund hereunder, and, if requested by Agent, provides adequate assurance of its ability to perform its future obligations hereunder (on which earlier date, so long as no Event of Default has occurred and is continuing, any remaining cash collateral held by Agent pursuant to Section 2.3(g)(ii) shall be released to the Borrower). The operation of this Section 2.3(g) shall not be construed to increase or otherwise affect the Commitment of any Lender, to relieve or excuse the performance by such Defaulting Lender or any other Lender of its duties and obligations hereunder, or to relieve or excuse the performance by any Loan Party of its duties and obligations hereunder to Agent, Issuing Bank, or to the Lenders other than such Defaulting Lender. Any failure by a Defaulting Lender to fund amounts that it was obligated to fund hereunder shall constitute a material breach by such Defaulting Lender of this Agreement and shall entitle the Borrower, at their option, upon written notice to Agent, to arrange for a substitute Lender to assume the Commitment of such Defaulting Lender, such substitute Lender to be reasonably acceptable to Agent. In connection with the arrangement of such a substitute Lender, the Defaulting Lender shall have no right to refuse to be replaced hereunder, and agrees to execute and deliver a completed form of Assignment and Acceptance in favor of the substitute Lender (and agrees that it shall be deemed to have executed and delivered such document if it fails to do so) subject only to being paid its share of the outstanding Obligations (other than Bank Product Obligations, but including (1) all interest, fees, and other amounts that may be due and payable in respect thereof, and (2) an assumption of its Pro Rata Share of its participation in the Letters of Credit); provided that any such assumption of the Commitment of such Defaulting Lender shall not be deemed to constitute a waiver of any of the Lender Groups’ or the Borrower’s rights or remedies against any such Defaulting Lender arising out of or in relation to such failure to fund. In the event of a direct conflict between the priority provisions of this Section 2.3(g) and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.3(g) shall control and govern.

(ii) If any Swing Loan or Letter of Credit is outstanding at the time that a Lender becomes a Defaulting Lender then:

(A) to the extent permitted by Applicable Law, such Defaulting Lender’s Swing Loan Exposure and Letter of Credit Exposure shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Pro Rata Shares but only to the extent (x) the sum of all Non-Defaulting Lenders’ Pro Rata Share of Revolver Usage plus such Defaulting Lender’s Swing Loan Exposure and Letter of Credit Exposure does not exceed the total of all Non-Defaulting Lenders’ Revolver Commitments and (y) the conditions set forth in Section 3.2 are satisfied at such time;

(B) if the reallocation described in clause (A) above cannot, or can only partially, be effected, the Borrower shall within one Business Day following notice by Agent (x) first, prepay such Defaulting Lender’s Swing Loan Exposure (after giving effect to any partial reallocation pursuant to clause (A) above), and (y) second, cash collateralize such Defaulting Lender’s Letter of Credit Exposure (after giving effect to any partial reallocation pursuant to clause (A) above), pursuant to a cash collateral agreement to be entered into in form and substance reasonably satisfactory to Agent, for so long as such Letter of Credit Exposure is outstanding; provided that the Borrower shall not be obligated to cash collateralize any Defaulting Lender’s Letter of Credit Exposure if such Defaulting Lender is also Issuing Bank;

(C) if the Borrower cash collateralizes any portion of such Defaulting Lender’s Letter of Credit Exposure pursuant to this Section 2.3(g)(ii), the Borrower shall not be required to pay any Letter of Credit Fees to Agent for the account of such Defaulting Lender pursuant to Section 2.6(b) with respect to such cash collateralized portion of such Defaulting Lender’s Letter of Credit Exposure during the period such Letter of Credit Exposure is cash collateralized;

(D) to the extent the Letter of Credit Exposure of the Non-Defaulting Lenders is reallocated pursuant to this Section 2.3(g)(ii), then the Letter of Credit Fees payable to the Non-Defaulting Lenders pursuant to Section 2.6(b) shall be adjusted in accordance with such Non-Defaulting Lenders’ Letter of Credit Exposure;

(E) to the extent any Defaulting Lender’s Letter of Credit Exposure is neither cash collateralized nor reallocated pursuant to this Section 2.3(g)(ii), then, without prejudice to any rights or remedies of Issuing Bank or any Lender hereunder, all Letter of Credit Fees that would have otherwise been payable to such Defaulting Lender under Section 2.6(b) with respect to such portion of such Letter of Credit Exposure shall instead be payable to Issuing Bank until such portion of such Defaulting Lender’s Letter of Credit Exposure is cash collateralized or reallocated;

(F) so long as any Lender is a Defaulting Lender, the Swing Lender shall not be required to make any Swing Loan and Issuing Bank shall not be required to issue, amend, or increase any Letter of Credit, in each case, to the extent (x) the Defaulting Lender’s Pro Rata Share of such Swing Loans or Letter of Credit cannot be reallocated pursuant to this Section 2.3(g)(ii), or (y) the Swing Lender or Issuing Bank, as applicable, has not otherwise entered into arrangements reasonably satisfactory to the Swing Lender or Issuing Bank, as applicable, and the Borrower eliminates the Swing Lender’s or Issuing Bank’s risk with respect to the Defaulting Lender’s participation in Swing Loans or Letters of Credit; and

(G) Agent may release any cash collateral provided by the Borrower pursuant to this Section 2.3(g)(ii) to Issuing Bank and Issuing Bank may apply any such cash collateral to the payment of such Defaulting Lender’s Pro Rata Share of any Letter of Credit Disbursement that is not reimbursed by the Borrower pursuant to Section 2.11(d). Subject to Section 17.14, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(h) Independent Obligations. All Revolving Loans (other than Swing Loans and Extraordinary Advances) shall be made by the Lenders contemporaneously and in accordance with their Pro Rata Shares. It is understood that (i) no Lender shall be responsible for any failure by any other Lender to perform its obligation to make any Revolving Loan (or other extension of credit) hereunder, nor shall any Commitment of any Lender be increased or decreased as a result of any failure by any other Lender to perform its obligations hereunder, and (ii) no failure by any Lender to perform its obligations hereunder shall excuse any other Lender from its obligations hereunder.

2.4	Payments; Reductions of Commitments; Prepayments.

(a) Payments by the Borrower.

(i) Except as otherwise expressly provided herein, all payments by the Borrower shall be made to Agent’s Account for the account of the Lender Group and shall be made in immediately available funds in Dollars; provided that all principal and interest payments made on account of Revolving Loans or Letters of Credit denominated in Canadian Dollars shall instead be made in Canadian Dollars, no later than 1:30 p.m. on the date specified herein; provided that, for the avoidance of doubt, any payments deposited into a Controlled Account shall be deemed not to be received by Agent on any Business Day unless immediately available funds have been credited to Agent’s Account prior to 1:30 p.m. on such Business Day. Any payment received by Agent in immediately available funds in Agent’s Account later than 1:30 p.m. shall be deemed to have been received (unless Agent, in its sole discretion, elects to credit it on the date received) on the following Business Day and any applicable interest or fee shall continue to accrue until such following Business Day.

(ii) Unless Agent receives notice from the Borrower prior to the date on which any payment is due to the Lenders that the Borrower will not make such payment in full as and when required, Agent may assume that the Borrower has made (or will make) such payment in full to Agent on such date in immediately available funds and Agent may (but shall not be so required), in reliance upon such assumption, distribute to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent the Borrower does not make such payment in full to Agent on the date when due, each Lender severally shall repay to Agent on demand such amount distributed to such Lender, together with interest thereon at the Defaulting Lender Rate for each day from the date such amount is distributed to such Lender until the date repaid.

(b) Apportionment and Application.

(i) So long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all principal and interest payments received by Agent shall be apportioned ratably among the Lenders (according to the unpaid principal balance of the Obligations to which such payments relate held by each Lender) and all payments of fees and expenses received by Agent (other than fees or expenses that are for Agent’s separate account or for the separate account of Issuing Bank) shall be apportioned ratably among the Lenders having a Pro Rata Share of the type of Commitment or Obligation to which a particular fee or expense relates.

(ii) Subject to Section 2.4(b)(v) and Section 2.4(e), all payments to be made hereunder by the Borrower shall be remitted to Agent and all such payments, and all proceeds of Collateral received by Agent, shall be applied, so long as no Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, to reduce the balance of the Revolving Loans outstanding and, thereafter, to the Borrower (to be wired to the Designated Account) or such other Person entitled thereto under applicable law.

(iii) At any time that an Application Event has occurred and is continuing and except as otherwise provided herein with respect to Defaulting Lenders, all payments remitted to Agent and all proceeds of Collateral received by Agent shall be applied as follows:

(A) first, to pay any Lender Group Expenses (including cost or expense reimbursements), fees, premiums or indemnities then due to Agent under the Loan Documents and to pay interest and principal on Agent Extraordinary Advances pursuant to the terms of Section 2.3(d)(iv) (and in the case of Agent Extraordinary Advances only in a principal amount not to exceed $5,000,000 plus the EDC Unfunded Portion of Agent Extraordinary Advances), until paid in full,

(B) second, to pay interest, followed by principal, due in respect of all ~~Protective~~Extraordinary Advances (other than Agent Extraordinary Advances), until paid in full

(C) third, Unfunded Advances/Participations and all outstanding expenses actually due and payable to the Swing Lender and the Issuing Lenders (the amounts so applied to be distributed between or among, as applicable, the Agent, the Swing Lender and the Issuing Lenders pro rata in accordance with the amounts of Unfunded Advances/Participations owed to them on the date of any such distribution) on a ratable basis, until paid in full;

(D) fourth, without duplication of amounts applied pursuant to clauses (A) and (B) and (C) above, to the payment in full in cash, pro rata, of interest and other amounts constituting Loan Document Obligations (other than principal and reimbursement or indemnification obligations with respect to Letter of Credit Disbursements and Obligations owed to a Defaulting Lender and other than Agent Extraordinary Advances), in each case equally and ratably in accordance with the respective amounts thereof then due and owing;

(E) fifth, to the payment in full in cash, pro rata, of (x) the principal amount of Revolving Loans (other than Protective Advances, Agent Extraordinary Advances and Swing Loans), (y) to Agent, to be held by Agent, for the benefit of Issuing Banks (and for the ratable benefit of each of the Lenders that have an obligation to pay to Agent, for the account of Issuing Bank, a share of each Letter of Credit Disbursement), as cash collateral in the applicable Currency in which such Letters of Credit were issued in an amount up to 105% of the Letter of Credit Usage (to the extent permitted by applicable law, such cash collateral shall be applied to the reimbursement of any Letter of Credit Disbursement as and when such disbursement occurs and, if a Letter of Credit expires undrawn, the cash collateral held by Agent in respect of such Letter of Credit shall, to the extent permitted by applicable law, be reapplied pursuant to this Section 2.4(b)(iii), beginning with tier (A) hereof), and (z) all Bank Product Obligations constituting Obligations but only up to the amount included in the Banking Services Product Reserve with respect thereto, and any breakage, termination or other amounts thereunder under obligations of the type described in clauses (a) and (b) in the definition “Obligations” (this clause, the “Pari Principal Waterfall Clause”);

(F) sixth, without duplication of amounts applied to clause (A) above, to the payment in full in cash of Agent Extraordinary Advances;

(G) seventh, without duplication of amounts applied pursuant to clause (E) above, to the payment in full in cash, pro rata, of all Bank Product Obligations constituting Secured Obligations

(H) eighth, to the payment in full in cash, pro rata, of all other Secured Obligations (other than Secured Obligations owing to Defaulting Lenders);

(I) ninth, to the payment in full, in cash pro rata to any Secured Obligation owing to Defaulting Lenders; and

(J) tenth, the balance, if any, to the Person lawfully entitled thereto (including the applicable Loan Party or its successors or assigns) or as a court of competent jurisdiction may direct.

In the event that any such proceeds are insufficient to pay in full the items described in clauses (A) through (J) of this Section 12.02, the Loan Parties shall remain liable, jointly and severally, for any deficiency.

(iv) Agent promptly shall distribute to each Lender, pursuant to the applicable wire instructions received from each Lender in writing, such funds as it may be entitled to receive, subject to a Settlement delay as provided in Section 2.3(e).

(v) In each instance, so long as no Application Event has occurred and is continuing, Section 2.4(b)(ii) shall not apply to any payment made by the Borrower to Agent and specified by the Borrower to be for the payment of specific Obligations then due and payable (or prepayable) under any provision of this Agreement or any other Loan Document.

(vi) For purposes of Section 2.4(b)(iii), “paid in full” of a type of Obligation means payment in cash or immediately available funds, in each case, in the applicable Currency in which such Obligation was incurred, of all amounts owing on account of such type of Obligation, including interest accrued after the commencement of any Insolvency Proceeding, default interest, interest on interest, and expense reimbursements, irrespective of whether any of the foregoing would be or is allowed or disallowed in whole or in part in any Insolvency Proceeding.

(vii) In the event of a direct conflict between the priority provisions of this Section 2.4 and any other provision contained in this Agreement or any other Loan Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, if the conflict relates to the provisions of Section 2.3(g) and this Section 2.4, then the provisions of Section 2.3(g) shall control and govern, and if otherwise, then the terms and provisions of this Section 2.4 shall control and govern.

(c) Reduction of Commitments. The Revolver Commitments shall terminate on the Maturity Date or earlier termination thereof pursuant to the terms of this Agreement. The Borrower may reduce the Revolver Commitments, without premium or penalty, to an amount (which may be zero) not less than the sum of (A) the Revolver Usage as of such date, plus (B) the principal amount of all Revolving Loans not yet made as to which a request has been given by the Borrower under Section 2.3(a), plus (C) the amount of all Letters of Credit not yet issued as to which a request has been given by the Borrower pursuant to Section 2.11(a). Each such reduction shall be in an amount which is not less than $5,000,000 (unless the Revolver Commitments are being reduced to zero and the amount of the Revolver Commitments in effect immediately prior to such reduction are less than $5,000,000), shall be made by providing not less than ten Business Days prior written notice to Agent, and shall be irrevocable. The Revolver Commitments, once reduced, may not be increased. Each such reduction of the Revolver Commitments shall reduce the Revolver Commitments of each Lender proportionately in accordance with its ratable share thereof. In connection with any reduction in the Revolver Commitments prior to the Maturity Date, if any Loan Party or any of its Subsidiaries owns any Margin Stock, the Borrower shall deliver to Agent an updated Form U-1 (with sufficient additional originals thereof for each Lender), duly executed and delivered by the Borrower, together with such other documentation as Agent shall reasonably request, in order to enable Agent and the Lenders to comply with any of the requirements under Regulations T, U or X of the Board of Governors.

(d) Optional Prepayments. The Borrower may prepay the principal of any Revolving Loan at any time in whole or in part, without premium or penalty.

(e) Mandatory Prepayments. If, at any time, (A) the Revolver Usage on such date exceeds (B) the lesser of (x) the Borrowing Base reflected in the Borrowing Base Certificate most recently delivered by the Borrower to Agent, or (y) the Maximum Revolver Amount, in all cases as adjusted for Reserves established by Agent in accordance with Section 2.2, then the Borrower shall immediately promptly, but in any event, within two Business Days prepay the Obligations in accordance with Section 2.4(f) in an aggregate amount equal to the amount of such excess.

(f) Application of Payments. Each prepayment pursuant to Section 2.4(e) shall, (1) so long as no Application Event shall have occurred and be continuing, be applied, first, to the outstanding principal amount of the Revolving Loans until paid in full, and second, to cash collateralize the Letters of Credit in the applicable Currency in which such Letters of Credit were issued in an amount equal to 105% of the then outstanding Letter of Credit Usage, and (2) if an Application Event shall have occurred and be continuing, be applied in the manner set forth in Section 2.4(b)(iii).

(g) Re-Borrowing. Any amount repaid or prepaid pursuant to Section 2.4(d) or 2.4(e) may be redrawn, except for any portion in excess of the remaining Revolver Commitments.

2.5	Promise to Pay; Promissory Notes.

(a) The Borrower agrees to pay the Lender Group Expenses on the earlier of (i) the first day of the month following the date on which the applicable Lender Group Expenses were first incurred, or (ii) the date on which demand therefor is made by Agent (it being acknowledged and agreed that any charging of such costs, expenses or Lender Group Expenses to the Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this subclause (ii)). The Borrower promises to pay all of the Obligations (including principal, interest, premiums, if any, fees, costs, and expenses (including Lender Group Expenses)) in full on the Maturity Date or, if earlier, on the date on which the Obligations (other than the Bank Product Obligations) become due and payable pursuant to the terms of this Agreement. The Borrower agrees that their obligations contained in the first sentence of this Section 2.5(a) shall survive payment or satisfaction in full of all other Obligations.

(b) Any Lender may request that any portion of its Commitments or the Loans made by it be evidenced by one or more promissory notes (each a “Note” and collectively, the “Notes”). In such event, the Borrower shall execute and deliver to such Lender the requested Notes payable to the order of such Lender in a form furnished by Agent and reasonably satisfactory to the Borrower. Thereafter, the portion of the Commitments and Loans evidenced by such Notes and interest thereon shall at all times be represented by one or more Notes in such form payable to the order of the payee named therein.

2.6	Interest Rates and Letter of Credit Fee: Rates, Payments, and Calculations.

(a) Interest Rates. Except as provided in Section 2.6(c) and Section 2.12(d), all Obligations (except for undrawn Letters of Credit) that have been charged to the Loan Account pursuant to the terms hereof shall bear interest as follows:

(i) if the relevant Obligation is denominated in Dollars, at a per annum rate equal to (A) if Borrower has selected Adjusted Term SOFR with respect to such Obligation pursuant to the terms hereof, Adjusted Term SOFR plus the SOFR Margin, or (B) otherwise, the U.S. Base Rate plus the U.S. Base Rate Margin, and

(ii) if the relevant Obligation is denominated in Canadian Dollars, at a per annum rate equal to (A) if Borrower has selected Adjusted Term CORRA with respect to such Obligation pursuant to the terms hereof, Adjusted Term CORRA plus the CORRA Margin, or (B) otherwise, the Canadian Base Rate plus the Canadian Base Rate Margin.

(b) Letter of Credit Fee. The Borrower shall pay Agent (for the ratable benefit of the Revolving Lenders), a Letter of Credit fee (the “Letter of Credit Fee”) (which fee shall be in addition to the fronting fees and commissions, other fees, charges and expenses set forth in Section 2.11(k)) that shall accrue (i) in the case of Letters of Credit denominated in U.S. Dollars, at a per annum rate equal to the SOFR Margin times the average amount of the Letter of Credit Usage during the immediately preceding quarter (or if an Event of Default has occurred, month), or (ii) in the case of Letters of Credit denominated in Canadian Dollars, at a per annum rate equal to the CORRA Margin times the average amount of the Letter of Credit Usage during the immediately preceding quarter (or if an Event of Default has occurred, month).

(c) Default Rate. If all or a portion of (i) the principal amount of any Loan, or (ii) any interest payable thereon or any other amount payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall automatically bear interest at a rate per annum that is (A) in the case of overdue principal of any Loan, the rate that would otherwise be applicable thereto plus two percentage points per annum, (B) in the case of any other overdue amount, including overdue interest, but excluding overdue Letter of Credit Fees, to the extent permitted by applicable law, the highest rate described in Section 2.6(a) plus two percentage points per annum, and (C) in the case of overdue Letter of Credit Fees, the rate described in Section 2.6(b) plus two percentage points per annum, in each case, from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment). Interest shall continue to accrue on the Obligations after the filing by or against the Borrower of any petition seeking any relief under any Insolvency Proceeding.

(d) Payment. Except to the extent provided to the contrary in Section 2.10, Section 2.11(k) or Section 2.12(a), (i) all interest and all other fees payable hereunder or under any of the other Loan Documents (other than Letter of Credit Fees) shall be due and payable, in arrears, on the first day of each quarter; provided, that if an Event of Default has occurred and is continuing, such amounts shall be due and payable, in arrears, on the first day of each month, (ii) all Letter of Credit Fees payable hereunder, and all fronting fees and all commissions, other fees, charges and expenses provided for in Section 2.11(k) shall be due and payable, in arrears, on the first Business Day of each quarter; provided, that if an Event of Default has occurred and is continuing, such Letter of Credit Fees shall be due and payable, in arrears, on the first Business Day of each month, and (iii) all costs and expenses payable hereunder or under any of the other Loan Documents, and all other Lender Group Expenses shall be due and payable on (x) with respect to Lender Group Expenses outstanding as of the Closing Date, the Closing Date, and (y) otherwise, the earlier of (A) the first day of the month following the date on which the applicable costs, expenses, or Lender Group Expenses were first incurred, or (B) the date on which demand therefor is made by Agent (it being acknowledged and agreed that any charging of such costs, expenses or Lender Group Expenses to the Loan Account pursuant to the provisions of the following sentence shall be deemed to constitute a demand for payment thereof for the purposes of this subclause (y)). The Borrower hereby authorizes Agent, from time to time without prior notice to the Borrower, to charge to the Loan Account (A) on the first day of each quarter (or, if an Event of Default has occurred and is continuing, on the first day of each month), all interest accrued during the prior quarter (or if an Event of Default has occurred and is continuing, month) on the Revolving Loans hereunder, (B) on the first Business Day of each quarter (or, if an Event of Default has occurred and is continuing, on the first Business Day of each month), all Letter of Credit Fees accrued or chargeable hereunder during the prior quarter (or, if an Event of Default has occurred and is continuing, during the prior month), (C) as and when incurred or accrued, all fees and costs provided for in Section 2.10(a) or (c), (D) on the first day of each quarter (or, if an Event of Default has occurred and is continuing, during the prior month), the Unused Line Fee accrued during the prior quarter (or if an Event of Default has occurred and is continuing, month) pursuant to Section 2.10(b), (E) as and when due and payable, all other fees payable hereunder or under any of the other Loan Documents, (F) on the Closing Date and thereafter as and when incurred or accrued, all other Lender Group Expenses, and (G) as and when due and payable all other payment obligations payable under any Loan Document or any Bank Product Agreement (including any amounts due and payable to the Bank Product Providers in respect of Bank Products). All amounts (including interest, fees, costs, expenses, Lender Group Expenses, or other amounts payable hereunder or under any other Loan Document or under any Bank Product Agreement) charged to the Loan Account shall thereupon constitute Revolving Loans hereunder, shall constitute Obligations hereunder, and shall initially accrue interest at the rate then applicable to Revolving Loans that are Base Rate Loans in the applicable Currency (unless and until converted into SOFR Loans or CORRA Loans in accordance with the terms of this Agreement).

(e) Computation. All interest and fees chargeable under the Loan Documents shall be computed on the basis of a 360 day year (except for interest calculated by reference to Section 2.6(a)(ii), which shall be based on a year of 365 or 366 days, as applicable), in each case, for the actual number of days elapsed in the period during which the interest or fees accrue. In the event the Canadian Base Rate or U.S. Base Rate is changed from time to time hereafter, the rates of interest hereunder based upon the Canadian Base Rate or the U.S. Base Rate, as applicable, automatically and immediately shall be increased or decreased by an amount equal to such change in the Canadian Base Rate or U.S. Base Rate, as applicable.

(f) Intent to Limit Charges to Maximum Lawful Rate. In no event shall the interest rate or rates payable under this Agreement, plus any other amounts paid in connection herewith, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable. The Loan Parties and the Lender Group, in executing and delivering this Agreement, intend legally to agree upon the rate or rates of interest and manner of payment stated within it; provided, that anything contained herein to the contrary notwithstanding, if such rate or rates of interest or manner of payment exceeds the maximum allowable under applicable law, then, ipso facto, as of the date of this Agreement, the Borrower is and shall be liable only for the payment of such maximum amount as is allowed by law, and payment received from the Borrower in excess of such legal maximum, whenever received, shall be applied to reduce the principal balance of the Obligations to the extent of such excess. If any provision of this Agreement or of any of the other Loan Documents would obligate any Loan Party to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to the Lender under this Section 2.6, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lenders which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if the Lender shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), the Loan Parties shall be entitled, by notice in writing to the Lender, to obtain reimbursement from the Lenders in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Lenders to the Borrower. Any amount or rate of interest referred to in this Section 2.6 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination.

(g) Initial Benchmark Conforming Changes. In connection with the use or administration of any initial Benchmark, Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of and initial Benchmark.

(h) Interest Act (Canada). For the purposes of the Interest Act (Canada), in any case in which an interest or fee rate is stated in this Agreement to be calculated on the basis of a number of days that is other than the number in a calendar year, the yearly rate to which such interest or fee rate is equivalent is equal to such interest or fee rate multiplied by the actual number of days in the year in which the relevant interest or fee payment accrues and divided by the number of days used as the basis for such calculation. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields. The Agent agrees that if requested in writing by the Borrower it shall calculate the nominal and effective per annum rate of interest on any outstanding Loan at any time and provide such information to such Borrower, provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve such Borrower or any of the other Loan Parties of any of its obligations under this Agreement or any other Loan Documents, nor result in any liability to the Agent or the Lenders. The Borrower hereby irrevocably agree not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Loan Documents, that the interest payable under the Loan Documents and the calculation thereof has not been adequately disclosed to the Borrower or any Loan Party, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

2.7	Crediting Payments

(a) The receipt of any payment item by Agent shall not be required to be considered a payment on account unless such payment item is a wire transfer of immediately available funds made to the applicable Agent’s Account in the applicable Currency or unless and until such payment item is honored when presented for payment. Should any payment item not be honored when presented for payment, then the Borrower shall be deemed not to have made such payment. Anything to the contrary contained herein notwithstanding, any payment item shall be deemed received by Agent only if it is received into the applicable Agent’s Account on a Business Day on or before 1:30 p.m. If any payment item is received into the applicable Agent’s Account on a non-Business Day or after 1:30 p.m. on a Business Day (unless Agent, in its sole discretion, elects to credit it on the date received), it shall be deemed to have been received by Agent as of the opening of business on the immediately following Business Day.

2.8	Designated Account.

(a) Agent is authorized to make the Revolving Loans and Issuing Bank is authorized to issue the Letters of Credit, under this Agreement based upon telephonic or other instructions received from anyone purporting to be an Authorized Person or, without instructions, if pursuant to Section 2.6(d). The Borrower agrees to establish and maintain the Designated Account with the Designated Account Bank for the purpose of receiving the proceeds of the Revolving Loans requested by the Borrower and made by Agent or the Lenders hereunder. Unless otherwise agreed by Agent and the Borrower, any Revolving Loan or Swing Loan requested by the Borrower and made by Agent or the Lenders hereunder shall be made to the applicable Designated Account.

2.9	Maintenance of Loan Account; Statements of Obligations.

(a) Agent shall maintain an account on its books in the name of the Borrower (the “Loan Account”) on which the Borrower will be charged with all Revolving Loans (including Extraordinary Advances and Swing Loans) made by Agent, Swing Lender, or the Lenders to the Borrower or for the Borrower’s account, the Letters of Credit issued or arranged by Issuing Bank for the Borrower’s account, and with all other payment Obligations hereunder or under the other Loan Documents, including, accrued interest, fees and expenses, and Lender Group Expenses. In accordance with Section 2.6(h), the Loan Account will be credited with all payments received by Agent from the Borrower or for the Borrower’s account. Agent shall make available to the Borrower monthly statements regarding the Loan Account, including the principal amount of the Revolving Loans, interest accrued hereunder, fees accrued or charged hereunder or under the other Loan Documents, and a summary itemization of all charges and expenses constituting Lender Group Expenses accrued hereunder or under the other Loan Documents, and each such statement, absent manifest error, shall be conclusively presumed to be correct and accurate and constitute an account stated between the Borrower and the Lender Group unless, within 30 days after Agent first makes such a statement available to the Borrower, the Borrower shall deliver to Agent written objection thereto describing the error or errors contained in such statement.

2.10	Fees.

(a) Fees. The Borrower shall pay to Agent, for the account of Agent and the Lenders, as applicable, as and when due and payable under the terms of the Fee Letters, the fees set forth in the Fee Letters.

(b) Unused Line Fee. The Borrower shall pay to Agent, for the ratable account of the Revolving Lenders, an unused line fee (the “Unused Line Fee”) in Dollars in an amount equal to the Applicable Unused Line Fee Percentage per annum times the result of (i) the aggregate amount of the Revolver Commitments, less (ii) the Average Revolver Usage during the immediately preceding month (or portion thereof), which Unused Line Fee shall be due and payable, in arrears, on the first day of each quarter; prior to the date on which the Obligations are paid in full and on the date on which the Obligations are paid in full.

(c) Field Examination and Other Fees. Subject to any limitations set forth in Section 5.7(c), the Borrower shall pay to Agent, field examination, appraisal, and valuation fees and charges, as and when incurred or chargeable, as follows (i) the per diem charge at Wells Fargo’s then standard rate for examiners in the field and office, plus out-of-pocket expenses (including travel, meals, and lodging) for each field examination of any Loan Party or its Subsidiaries performed by or on behalf of Agent, and (ii) the fees, charges or expenses paid or incurred by Agent if it elects to employ the services of one or more third Persons to appraise the Collateral, or any portion thereof.

2.11	Letters of Credit.

(a) Subject to the terms and conditions of this Agreement, upon the request of the Borrower made in accordance herewith, and prior to the Maturity Date, Issuing Bank agrees to issue or to cause any Underlying Issuer (including as the Issuing Bank’s agent) to issue, a requested standby Letter of Credit or a sight commercial Letter of Credit for the account of the Borrower in Dollars or Canadian Dollars. By submitting a request to Issuing Bank for the issuance of a Letter of Credit, the Borrower shall be deemed to have requested that (i) Issuing Bank issue the requested Letter of Credit or (ii) cause an Underlying Issuer to issue the requested Letter of Credit (and, in such case, to have requested the Issuing Bank to issue a Reimbursement Undertaking with respect to the requested Letter of Credit). If Issuing Bank, at its option, elects to cause an Underlying Issuer to issue a requested Letter of Credit, Issuing Bank agrees that it will enter into arrangements relative to the reimbursement of such Underlying Issuer (which may include, among other means, by becoming an applicant with respect to such Letter of Credit or entering into undertakings or other arrangements that provide for reimbursement of such Underlying Issuer with respect to such drawings under a Letter of Credit; each such obligation or undertaking, irrespective of whether in writing, a “Reimbursement Undertaking”) with respect to Letters of Credit issued by such Underlying Issuer for the account of the Borrower. The Borrower acknowledges and agrees that they are and shall be deemed to be applicants with respect to each Letter of Credit issued by an Underlying Issuer. Each request for the issuance of a Letter of Credit, or the amendment, renewal or extension of any outstanding Letter of Credit, shall be (i) irrevocable and made in writing by an Authorized Person, (ii) delivered to Agent and Issuing Bank via telefacsimile or other electronic method of transmission reasonably acceptable to Agent and Issuing Bank and reasonably in advance of the requested date of issuance, amendment, renewal or extension, and (iii) subject to Issuing Bank’s authentication procedures with results satisfactory to Issuing Bank. Each such request shall be in form and substance reasonably satisfactory to Agent and Issuing Bank and (i) shall specify (A) the amount of such Letter of Credit, (B) the date of issuance, amendment, renewal, or extension of such Letter of Credit, (C) the proposed expiration date of such Letter of Credit, (D) the name and address of the beneficiary of the Letter of Credit, (E) the applicable Currency in which such Letter of Credit is to be denominated, and (F) such other information (including, the conditions to drawing, and, in the case of an amendment or extension, identification of the Letter of Credit to be so amended, renewed or extended) as shall be necessary to prepare, amend, or extend such Letter of Credit, and (ii) shall be accompanied by such Issuer Documents as Agent, Issuing Bank or Underlying Issuer may request or require, to the extent that such requests or requirements are consistent with the Issuer Documents that Issuing Bank generally requests for Letters of Credit in similar circumstances. Issuing Bank’s records of the content of any such request will be conclusive. The Borrower hereby authorizes and directs any Underlying Issuer to deliver to the Agent and the Issuing Bank all instruments, documents, and other writings and property received by such Underlying Issuer pursuant to Letters of Credit and to accept and rely upon Agent and the Issuing Bank’s instructions with respect to all matters arising in connection with such Letters of Credit and the related applications. Anything contained herein to the contrary notwithstanding, but subject in all cases to Section 5.21, Issuing Bank may, but shall not be obligated to, issue a Letter of Credit that supports the obligations of a Loan Party or one of its Subsidiaries in respect of (x) a lease of real property, or (y) an employment contract.

(b) Issuing Bank shall have no obligation to issue a Letter of Credit if any of the following would result after giving effect to the requested issuance:

(i) the Dollar Equivalent of the Letter of Credit Usage would exceed the Letter of Credit Sublimit, or

(ii) the Dollar Equivalent of the Letter of Credit Usage would exceed the Maximum Revolver Amount less the outstanding amount of Revolving Loans (including Swing Loans), or

(iii) the Dollar Equivalent of the Letter of Credit Usage would exceed the Borrowing Base at such time less the outstanding principal balance of the Revolving Loans (inclusive of Swing Loans) at such time.

(c) In the event there is a Defaulting Lender as of the date of any request for the issuance of a Letter of Credit, Issuing Bank shall not be required to issue or arrange for such Letter of Credit to the extent (i) the Defaulting Lender’s Letter of Credit Exposure with respect to such Letter of Credit may not be reallocated pursuant to Section 2.3(g)(ii), or (ii) Issuing Bank has not otherwise entered into arrangements reasonably satisfactory to it and the Borrower to eliminate Issuing Bank’s risk with respect to the participation in such Letter of Credit of the Defaulting Lender, which arrangements may include the Borrower’s cash collateralizing such Defaulting Lender’s Letter of Credit Exposure in accordance with Section 2.3(g)(ii). Additionally, Issuing Bank shall have no obligation to issue or cause to be issued a Letter of Credit or a Reimbursement Undertaking in respect of a Letter of Credit to be issued by an Underlying Issuer, amend, renew or extend a Letter of Credit if (A) any order, judgment, or decree of any Governmental Authority or arbitrator shall, by its terms, purport to enjoin or restrain Issuing Bank from issuing (or arranging an Underlying Issuer to issue) such Letter of Credit or from issuing a Reimbursement Undertaking, or any law applicable to Issuing Bank or Underlying Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over Issuing Bank or Underlying Issuer shall prohibit or request that Issuing Bank or Underlying Issuer refrain from the issuance (or arranging) of letters of credit generally or the issuance (or arranging the issuance by an Underlying Issuer) of such Letter of Credit in particular or the issuance of a Reimbursement Undertaking, or (B) the issuance (or arranging the issuance by an Underlying Issuer) of such Letter of Credit or Reimbursement Undertaking would violate one or more policies of Issuing Bank or Underlying Issuer applicable to letters of credit generally, or (C) if amounts demanded to be paid under any Letter of Credit will not or may not be in Dollars or Canadian Dollars.

(d) Any Issuing Bank (other than Wells Fargo or any of its Affiliates) shall notify Agent in writing no later than the Business Day prior to the Business Day on which such Issuing Bank issues any Letter of Credit. In addition, each Issuing Bank (other than Wells Fargo or any of its Affiliates) shall, on the first Business Day of each week, submit to Agent a report detailing the daily undrawn amount of each Letter of Credit issued by such Issuing Bank during the prior calendar week. The Borrower and the Lender Group hereby acknowledge and agree that all Existing Letters of Credit shall constitute Letters of Credit under this Agreement on and after the Closing Date with the same effect as if such Existing Letters of Credit were issued by Issuing Bank at the request of the Borrower on the Closing Date. Each Letter of Credit shall be in form and substance reasonably acceptable to Issuing Bank or the Underlying Issuer, as applicable, including the requirement that the amounts payable thereunder must be payable in Dollars or Canadian Dollars. If Issuing Bank makes a payment under a Letter of Credit or Reimbursement Undertaking in respect of a Letter of Credit issued by an Underlying Issuer, the Borrower shall pay to Agent an amount equal to the applicable Letter of Credit Disbursement on the Business Day such Letter of Credit Disbursement is made and, in the absence of such payment, the amount of the Letter of Credit Disbursement immediately and automatically shall be deemed to be a Revolving Loan hereunder (notwithstanding any failure to satisfy any condition precedent set forth in Section 3) made in the Currency in which such Letter of Credit was issued to the applicable Borrower acting as applicant for such Letter of Credit and, initially, shall bear interest at the rate then applicable to Revolving Loans that are Base Rate Loans in the applicable Currency. If a Letter of Credit Disbursement is deemed to be a Revolving Loan hereunder, the Borrower’s obligation to pay the amount of such Letter of Credit Disbursement to Issuing Bank shall be automatically converted into an obligation to pay the resulting Revolving Loan. Promptly following receipt by Agent of any payment from the Borrower pursuant to this paragraph, Agent shall distribute such payment to Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to Section 2.11(e) to reimburse Issuing Bank, then to such Revolving Lenders and Issuing Bank as their interests may appear.

(e) Promptly following receipt of a notice of a Letter of Credit Disbursement pursuant to Section 2.11(d), each Revolving Lender agrees to fund its Pro Rata Share of any Revolving Loan deemed made pursuant to Section 2.11(d) on the same terms and conditions as if the Borrower had requested the amount thereof as a Revolving Loan and Agent shall promptly pay to Issuing Bank the amounts so received by it from the Revolving Lenders. By the issuance of a Letter of Credit or a Reimbursement Undertaking in respect of a Letter of Credit issued by an Underlying Issuer (or an amendment, renewal or extension thereof) and without any further action on the part of Issuing Bank or the Revolving Lenders, Issuing Bank shall be deemed to have granted to each Revolving Lender, and each Revolving Lender shall be deemed to have purchased, a participation in each Letter of Credit issued by Issuing Bank or Reimbursement Undertaking issued by the Issuing Bank in respect of a Letter of Credit issued by an Underlying Issuer, in an amount equal to its Pro Rata Share of such Letter of Credit or Reimbursement Undertaking, as applicable, and each such Revolving Lender agrees to pay to Agent, for the account of Issuing Bank, such Revolving Lender’s Pro Rata Share of any Letter of Credit Disbursement made by Issuing Bank under the applicable Letter of Credit or Reimbursement Undertaking. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to Agent in the applicable Currency, for the account of Issuing Bank, such Revolving Lender’s Pro Rata Share of each Letter of Credit Disbursement made by Issuing Bank and not reimbursed by the Borrower on the date due as provided in Section 2.11(d), or of any reimbursement payment that is required to be refunded (or that Agent or Issuing Bank elects, based upon the advice of counsel, to refund) to the Borrower for any reason. Each Revolving Lender acknowledges and agrees that its obligation to deliver to Agent, for the account of Issuing Bank, an amount in the applicable Currency equal to its respective Pro Rata Share of each Letter of Credit Disbursement pursuant to this Section 2.11(e) shall be absolute and unconditional and such remittance shall be made notwithstanding the occurrence or continuation of an Event of Default or Default or the failure to satisfy any condition set forth in Section 3. If any such Revolving Lender fails to make available to Agent the amount of such Revolving Lender’s Pro Rata Share of a Letter of Credit Disbursement as provided in this Section, such Revolving Lender shall be deemed to be a Defaulting Lender and Agent (for the account of Issuing Bank) shall be entitled to recover such amount on demand from such Revolving Lender together with interest thereon at the Defaulting Lender Rate until paid in full.

(f) Each Borrower agrees to indemnify, defend and hold harmless each member of the Lender Group and any Underlying Issuer (including their respective branches, Affiliates, and correspondents) and each such Person’s respective directors, officers, employees, attorneys and agents (each, including Issuing Bank and any Underlying Issuer, a “Letter of Credit Related Person”) (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), which may be incurred by or awarded against any such Letter of Credit Related Person (other than Taxes, which shall be governed by Section 16) (the “Letter of Credit Indemnified Costs”), and which arise out of or in connection with, or as a result of:

(i) any Letter of Credit or any pre-advice of its issuance or Reimbursement Undertaking in respect of a Letter of Credit issued by an Underlying Issuer;

(ii) any transfer, sale, delivery, surrender or endorsement (or lack thereof) of any Drawing Document at any time(s) held by any such Letter of Credit Related Person in connection with any Letter of Credit or Reimbursement Undertaking in respect of a Letter of Credit issued by an Underlying Issuer;

(iii) any action or proceeding arising out of, or in connection with, any Letter of Credit or Reimbursement Undertaking (whether administrative, judicial or in connection with arbitration), including any action or proceeding to compel or restrain any presentation or payment under any Letter of Credit or Reimbursement Undertaking in respect of a Letter of Credit issued by an Underlying Issuer, or for the wrongful dishonor of, or honoring a presentation under, any Letter of Credit;

(iv) any independent undertakings issued by the beneficiary of any Letter of Credit;

(v) any unauthorized instruction or request made to Issuing Bank in connection with any Letter of Credit or requested Letter of Credit or Reimbursement Undertaking in respect of a Letter of Credit issued by an Underlying Issuer, or any error, omission, interruption or delay in such instruction or request, whether transmitted by mail, courier, electronic transmission, SWIFT, or any other telecommunication including communications through a correspondent;

(vi) an adviser, confirmer or other nominated person seeking to be reimbursed, indemnified or compensated in connection with any Letter of Credit or Reimbursement Undertaking in respect of a Letter of Credit issued by an Underlying Issuer;

(vii) any third party seeking to enforce the rights of an applicant, beneficiary, nominated person, transferee, assignee of Letter of Credit proceeds or holder of an instrument or document;

(viii) the fraud, forgery or illegal action of parties other than the Letter of Credit Related Person;

(ix) any prohibition on payment or delay in payment of any amount payable by Issuing Bank or Underlying Issuer to a beneficiary or transferee beneficiary of a Letter of Credit or Reimbursement Undertaking arising out of Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions;

(x) Issuing Bank’s or any Underlying Issuer’s performance of the obligations of a confirming institution or entity that wrongfully dishonors a confirmation;

(xi) any foreign language translation provided to Issuing Bank in connection with any Letter of Credit;

(xii) any foreign law or usage as it relates to Issuing Bank’s or Underlying Issuer’s issuance of a Letter of Credit or Reimbursement Undertaking in support of a foreign guaranty including the expiration of such guaranty after the related Letter of Credit expiration date and any resulting drawing paid by Issuing Bank or any Underlying Issuer in connection therewith or any Reimbursement Undertaking; or

(xiii) the acts or omissions, whether rightful or wrongful, of any present or future de jure or de facto governmental or regulatory authority or cause or event beyond the control of the Letter of Credit Related Person; provided that such indemnity shall not be available to any Letter of Credit Related Person claiming indemnification under clauses (i) through (x) above to the extent that such Letter of Credit Indemnified Costs may be finally determined in a final, non-appealable judgment of a court of competent jurisdiction to have resulted directly from the gross negligence or willful misconduct of the Letter of Credit Related Person claiming indemnity. The Borrower hereby agrees to pay the Letter of Credit Related Person claiming indemnity on demand from time to time all amounts owing under this Section 2.11(f). If and to the extent that the obligations of the Borrower under this Section 2.11(f) are unenforceable for any reason, the Borrower agrees to make the maximum contribution to the Letter of Credit Indemnified Costs permissible under applicable law. This indemnification provision shall survive termination of this Agreement and all Letters of Credit. The Borrower understands that the Reimbursement Undertakings may require Issuing Bank to indemnify the Underlying Issuer for certain costs or liabilities arising out of claims by the Borrower against such Underlying Issuer. The Borrower hereby agrees to indemnify, save, defend, and hold Issuing Bank harmless with respect to any loss, cost, expense (including reasonable and documented legal fees and expenses), or liability incurred by it as a result of Issuing Bank’s indemnification of an Underlying Issuer; provided that no Borrower shall be obligated hereunder to indemnify for any such loss, costs, expense, or liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of Issuing Bank.

(g) The liability of Issuing Bank and any Underlying Issuer of a Letter of Credit (or any other Letter of Credit Related Person) under, in connection with or arising out of any Letter of Credit or Reimbursement Undertaking (or pre-advice), regardless of the form or legal grounds of the action or proceeding, shall be limited to direct damages suffered by the Borrower that are caused directly by Issuing Bank’s or the Underlying Issuer’s gross negligence or willful misconduct in (i) honoring a presentation under a Letter of Credit that on its face does not at least substantially comply with the terms and conditions of such Letter of Credit, (ii) failing to honor a presentation under a Letter of Credit that strictly complies with the terms and conditions of such Letter of Credit, or (iii) retaining Drawing Documents presented under a Letter of Credit. The Borrower’s aggregate remedies against Issuing Bank, any Underlying Issuer of a Letter of Credit and any Letter of Credit Related Person for wrongfully honoring a presentation under any Letter of Credit or wrongfully retaining honored Drawing Documents shall in no event exceed the aggregate amount paid by the Borrower to Issuing Bank or such Underlying Issuer in respect of the honored presentation in connection with such Letter of Credit under Section 2.11(d), plus interest at the rate then applicable to Base Rate Loans in the applicable Currency hereunder. The Borrower shall take action to avoid and mitigate the amount of any damages claimed against Issuing Bank, any Underlying Issuer or any other Letter of Credit Related Person, including by enforcing its rights against the beneficiaries of the Letters of Credit. Any claim by the Borrower under or in connection with any Letter of Credit or Reimbursement Undertaking shall be reduced by an amount equal to the sum of (x) the amount (if any) saved by the Borrower as a result of the breach or alleged wrongful conduct complained of, and (y) the amount (if any) of the loss that would have been avoided had the Borrower taken all reasonable steps to mitigate any loss, and in case of a claim of wrongful dishonor, by specifically and timely authorizing Issuing Bank or such Underlying Issuer to effect a cure.

(h) The Borrower is responsible for the final text of the Letter of Credit as issued by Issuing Bank or Underlying Issuer, irrespective of any assistance Issuing Bank or such Underlying Issuer may provide such as drafting or recommending text or by Issuing Bank’s or such Underlying Issuer’s use or refusal to use text submitted by the Borrower. The Borrower understands that the final form of any Letter of Credit may be subject to such revisions and changes as are deemed necessary or appropriate by Issuing Bank or Underlying Issuer, and the Borrower hereby consents to such revisions and changes not materially different from the application executed in connection therewith. The Borrower is solely responsible for the suitability of the Letter of Credit for the Borrower’s purposes. If the Borrower requests Issuing Bank to issue or cause to be issued a Letter of Credit for an affiliated or unaffiliated third party (an “Account Party”), (i) such Account Party shall have no rights against Issuing Bank or such Underlying Issuer; (ii) the Borrower shall be responsible for the application and obligations under this Agreement; and (iii) communications (including notices) related to the respective Letter of Credit shall be among Issuing Bank or such Underlying Issuer and the Borrower. The Borrower will examine the copy of the Letter of Credit and any other documents sent by Issuing Bank or such Underlying Issuer in connection therewith and shall promptly notify Issuing Bank and such Underlying Issuer (not later than three (3) Business Days following the Borrower’s receipt of documents from Issuing Bank or Underlying Issuer) of any non-compliance with the Borrower’s instructions and of any discrepancy in any document under any presentment or other irregularity. The Borrower understands and agree that Issuing Bank or an Underlying Issuer of a Letter of Credit is not required to extend the expiration date of any Letter of Credit for any reason. With respect to any Letter of Credit containing an “automatic amendment” to extend the expiration date of such Letter of Credit, Issuing Bank or the Underlying Issuer of such Letter of Credit, in its sole and absolute discretion, may give notice of non-extension of such Letter of Credit and, if the Borrower does not at any time want the then current expiration date of such Letter of Credit to be extended, the Borrower will so notify Agent and Issuing Bank or such Underlying Issuer at least 30 calendar days before Issuing Bank or such Underlying Issuer is required to notify the beneficiary of such Letter of Credit or any advising bank of such non-extension pursuant to the terms of such Letter of Credit.

(i) The Borrower’s reimbursement and payment obligations under this Section 2.11 are absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, including:

(i) any lack of validity, enforceability or legal effect of any Letter of Credit, any Reimbursement Undertaking, any Issuer Document, this Agreement, or any Loan Document, or any term or provision therein or herein;

(ii) payment against presentation of any draft, demand or claim for payment under any Drawing Document that does not comply in whole or in part with the terms of the applicable Letter of Credit or which proves to be fraudulent, forged or invalid in any respect or any statement therein being untrue or inaccurate in any respect, or which is signed, issued or presented by a Person or a transferee of such Person purporting to be a successor or transferee of the beneficiary of such Letter of Credit;

(iii) Issuing Bank or any Underlying Issuer or any of its branches or Affiliates being the beneficiary of any Letter of Credit;

(iv) Issuing Bank or any Underlying Issuer or any correspondent honoring a drawing against a Drawing Document up to the amount available under any Letter of Credit even if such Drawing Document claims an amount in excess of the amount available under the Letter of Credit;

(v) the existence of any claim, set-off, defense or other right that any Loan Party or any of its Subsidiaries may have at any time against any beneficiary or transferee beneficiary, any assignee of proceeds, Issuing Bank, any Underlying Issuer of a Letter of Credit or any other Person;

(vi) Issuing Bank, any Underlying Issuer of a Letter of Credit or any correspondent honoring a drawing upon receipt of an electronic presentation under a Letter of Credit requiring the same, regardless of whether the original Drawing Documents arrive at Issuing Bank’s or such Underlying Issuer’s counters or are different from the electronic presentation;

(vii) any other event, circumstance or conduct whatsoever, whether or not similar to any of the foregoing that might, but for this Section 2.11(i), constitute a legal or equitable defense to or discharge of, or provide a right of set-off against, the Borrower’s or any of its Subsidiaries’ reimbursement and other payment obligations and liabilities, arising under, or in connection with, any Letter of Credit, whether against Issuing Bank, any Underlying Issuer, the beneficiary or any other Person;

(viii) any adverse change in the relevant exchange rates or in the availability of the relevant Currency to the Borrower or any Subsidiary or in the relevant currency markets generally; or

(ix) the fact that any Default or Event of Default shall have occurred and be continuing; provided, that subject to Section 2.11(g) above, the foregoing shall not release Issuing Bank or any Underlying Issuer of a Letter of Credit from such liability to the Borrower as may be finally determined in a final, non-appealable judgment of a court of competent jurisdiction against Issuing Bank or such Underlying Issuer following reimbursement or payment of the obligations and liabilities, including reimbursement and other payment obligations, of the Borrower to Issuing Bank or such Underlying Issuer arising under, or in connection with, this Section 2.11, any Letter of Credit or any Reimbursement Undertaking.

(j) The Borrower shall pay immediately upon demand to Agent for the account of Issuing Bank as non-refundable fees, commissions, and charges (it being acknowledged and agreed that any charging of such fees, commissions, and charges to the Loan Account pursuant to the provisions of Section 2.6(d) shall be deemed to constitute a demand for payment thereof for the purposes of this Section 2.11(k)): (i) a fronting fee which shall be imposed by Issuing Bank equal to .125% per annum times the average amount of the Dollar Equivalent of the Letter of Credit Usage during the immediately preceding quarter (or if an Event of Default has occurred, month) (or portion thereof), plus (ii) the Dollar Equivalent of any and all other customary commissions, fees and charges then in effect imposed by, and any and all expenses incurred by, Issuing Bank, an Underlying Issuer or by any adviser, confirming institution or entity or other nominated person, relating to Letters of Credit, at the time of issuance of any Letter of Credit and upon the occurrence of any other activity with respect to any Letter of Credit (including transfers, assignments of proceeds, amendments, drawings, extensions or cancellations).

(k) If by reason of (x) any Change in Law, or (y) compliance by Issuing Bank, any other member of the Lender Group or any Underlying Issuer with any direction, request, or requirement (irrespective of whether having the force of law) of any Governmental Authority or monetary authority including, Regulation D of the Board of Governors as from time to time in effect (and any successor thereto):

(i) any reserve, deposit, or similar requirement is or shall be imposed or modified in respect of any Letter of Credit or any Reimbursement Undertaking issued or caused to be issued hereunder or hereby, or any Loans or obligations to make Loans hereunder or hereby, or

(ii) there shall be imposed on Issuing Bank, any other member of the Lender Group or any Underlying Issuer any other condition regarding any Letter of Credit, Reimbursement Undertakings, or obligations to make Loans hereunder, and the result of the foregoing is to increase, directly or indirectly, the cost to Issuing Bank, any other member of the Lender Group or such Underlying Issuer of issuing, making, participating in, or maintaining any Letter of Credit or Reimbursement Undertaking or to reduce the amount receivable in respect thereof, then, and in any such case, Agent may (or, at the request of the applicable Issuing Bank or other member of the Lender Group, shall), at any time within a reasonable period after the additional cost is incurred or the amount received is reduced, notify the Borrower, and the Borrower shall pay within 30 days after demand therefor, such amounts as Agent may specify to be necessary to compensate Issuing Bank, any other member of the Lender Group or such Underlying Issuer for such additional cost or reduced receipt, together with interest on such amount from the date of such demand until payment in full thereof at the rate then applicable to Base Rate Loans in the applicable Currency hereunder; provided, that (A) the Borrower shall not be required to provide any compensation pursuant to this Section 2.11(l) for any such amounts incurred more than 180 days prior to the date on which the demand for payment of such amounts is first made to the Borrower, and (B) if an event or circumstance giving rise to such amounts is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof. The determination by Agent of any amount due pursuant to this Section 2.11(l), as set forth in a certificate setting forth the calculation thereof in reasonable detail, shall, in the absence of manifest or demonstrable error, be final and conclusive and binding on all of the parties hereto.

(l) Each standby Letter of Credit shall expire not later than the date that is 12 months after the date of the issuance of such Letter of Credit; provided, that any standby Letter of Credit may provide for the automatic extension thereof for any number of additional periods each of up to one year in duration; provided further, that with respect to any Letter of Credit which extends beyond the Maturity Date, Letter of Credit Collateralization shall be provided therefor on or before the date that is five Business Days prior to the Maturity Date. Each commercial Letter of Credit shall expire on the earlier of (i) 120 days after the date of the issuance of such commercial Letter of Credit and (ii) five Business Days prior to the Maturity Date.

(m) If (i) any Event of Default shall occur and be continuing, or (ii) Availability shall at any time be less than zero, then on the Business Day following the date when the Borrower receives notice from Agent or the Required Lenders (or, if the maturity of the Obligations has been accelerated, Revolving Lenders with Letter of Credit Exposure representing greater than 50% of the total Letter of Credit Exposure) demanding Letter of Credit Collateralization pursuant to this Section 2.11(~~n~~m) upon such demand, the Borrower shall provide Letter of Credit Collateralization with respect to the then existing Letter of Credit Usage. If the Borrower fails to provide Letter of Credit Collateralization as required by this Section 2.11(~~n~~m), the Revolving Lenders may (and, upon direction of Agent, shall) advance, as Revolving Loans in the applicable Currency or Currencies in which such Letters of Credit were issued, the amount of the cash collateral required pursuant to the Letter of Credit Collateralization provision so that the then existing Letter of Credit Usage is cash collateralized in accordance with the Letter of Credit Collateralization provision (whether or not the Revolver Commitments have terminated, an Overadvance exists or the conditions in Section 3 are satisfied).

(n) Unless otherwise expressly agreed by Issuing Bank and the Borrower when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the UCP shall apply to each commercial Letter of Credit.

(o) Issuing Bank and any Underlying Issuer shall be deemed to have acted with due diligence and reasonable care if Issuing Bank’s or such Underlying Issuer’s conduct is in accordance with Standard Letter of Credit Practice or in accordance with this Agreement.

(p) In the event of a direct conflict between the provisions of this Section 2.11 and any provision contained in any Issuer Document, it is the intention of the parties hereto that such provisions be read together and construed, to the fullest extent possible, to be in concert with each other. In the event of any actual, irreconcilable conflict that cannot be resolved as aforesaid, the terms and provisions of this Section 2.11 shall control and govern.

(q) The provisions of this Section 2.11 shall survive the termination of this Agreement and the repayment in full of the Obligations with respect to any Letters of Credit or Reimbursement Undertaking that remain outstanding.

(r) At the Borrower’s costs and expense, the Borrower shall execute and deliver to Issuing Bank and any Underlying Issuer such additional certificates, instruments or documents and take such additional action as may be reasonably requested by Issuing Bank or such Underlying Issuer to enable Issuing Bank or such Underlying Issuer to issue any Letter of Credit or Reimbursement Undertaking pursuant to this Agreement and related Issuer Document, to protect, exercise or enforce Issuing Banks’ rights and interests under this Agreement or to give effect to the terms and provisions of this Agreement or any Issuer Document. Each Borrower irrevocably appoints Issuing Bank as its attorney-in-fact and authorizes Issuing Bank, without notice to the Borrower, to execute and deliver ancillary documents and letters customary in the letter of credit business that may include but are not limited to advisements, indemnities, checks, bills of exchange and issuance documents. The power of attorney granted by the Borrower is limited solely to such actions related to the issuance, confirmation or amendment of any Letter of Credit or Reimbursement Undertaking and to ancillary documents or letters customary in the letter of credit business. This appointment is coupled with an interest.

2.12	SOFR Option and CORRA Option.

(a) Interest and Interest Payment Dates. The Borrower shall have the option, subject to Section 2.12(b) below to have interest on all or a portion of the Revolving Loans be charged (whether at the time when made (unless otherwise provided herein), upon conversion from a Base Rate Loan to a SOFR Loan or a CORRA Loan for such Currency, or upon continuation of a SOFR Loan or CORRA Loan as a SOFR Loan or CORRA Loan, as applicable, for such Currency) at a rate of interest based upon Adjusted Term SOFR or Adjusted Term CORRA, as applicable (in the case of the Adjusted Term SOFR, the “SOFR Option”, and in the case of Adjusted Term CORRA, the “CORRA Option”). Interest on the Loans shall be payable on the earliest of (i) the last day of the Interest Period applicable thereto; provided, that subject to the following clauses (ii) and (iii), in the case of any Interest Period greater than three months in duration, interest shall be payable at three month intervals after the commencement of the applicable Interest Period and on the last day of such Interest Period, (ii) the date on which all or any portion of the Obligations are accelerated pursuant to the terms hereof, or (iii) the date on which this Agreement is terminated pursuant to the terms hereof. With respect to a SOFR Loan or a CORRA Loan, on the last day of each applicable Interest Period, unless the Borrower has properly exercised the SOFR Option or CORRA Option, as applicable, with respect thereto, the interest rate applicable to such Loan automatically shall convert to the rate of interest then applicable to Base Rate Loans in the applicable Currency hereunder. At any time that an Event of Default has occurred and is continuing, at the written election of Agent or the Required Lenders, the Borrower no longer shall have the option to request that Revolving Loans bear interest at a rate based upon Adjusted Term SOFR or Adjusted Term CORRA.

(b) SOFR and CORRA Election.

(i) The Borrower may, at any time and from time to time, so long as the Borrower has not received a notice from Agent (which notice Agent may elect to give or not give in its discretion unless Agent is directed to give such notice by the Required Lenders, in which case, it shall give the notice to the Borrower), after the occurrence and during the continuance of an Event of Default, to terminate the right of the Borrower to exercise the SOFR Option or CORRA Option during the continuance of such Event of Default, elect to exercise the SOFR Option by notifying Agent prior to 11:00 a.m. at least three U.S. Government Securities Business Days prior to the commencement of the proposed Interest Period (the “SOFR Deadline”) or elect to exercise the CORRA Option by notifying Agent prior to 11:00 a.m. at least three Business Days prior to the commencement of the proposed Interest Period (the “CORRA Deadline”). Notice of the Borrower’s election of the SOFR Option or CORRA Option for a permitted portion of the Revolving Loans and an Interest Period pursuant to this Section shall be made by delivery to Agent of a SOFR Notice or CORRA Notice, as applicable, received by Agent before the SOFR Deadline or CORRA Deadline, as applicable. Promptly upon its receipt of each such SOFR Notice or CORRA Notice, as applicable, Agent shall provide a notice thereof to each of the affected Lenders.

(ii) Each SOFR Notice and CORRA Notice shall be irrevocable and binding on the Borrower. In connection with each SOFR Loan and CORRA Loan, the Borrower shall indemnify, defend, and hold Agent and the Lenders harmless against any loss, cost, or expense actually incurred by Agent or any Lender as a result of (A) the payment or required assignment of any principal of any SOFR Loan or CORRA Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (B) the conversion of any SOFR Loan or CORRA Loan other than on the last day of the Interest Period applicable thereto, or (C) the failure to borrow, convert, continue or prepay any SOFR Loan or CORRA Loan on the date specified in any SOFR Notice or CORRA Notice delivered pursuant hereto (such losses, costs, or expenses, “Funding Losses”).

(iii) A certificate of Agent or a Lender delivered to the Borrower setting forth in reasonable detail any amount or amounts that Agent or such Lender is entitled to receive pursuant to this Section 2.12 shall be conclusive absent manifest error. The Borrower shall pay such amount to Agent or the Lender, as applicable, within 30 days of the date of its receipt of such certificate. If a payment of a SOFR Loan or CORRA Loan on a day other than the last day of the applicable Interest Period would result in a Funding Loss, Agent may, in its sole discretion at the request of the Borrower, hold the amount of such payment as cash collateral in support of the Obligations until the last day of such Interest Period and apply such amounts to the payment of the applicable SOFR Loan or CORRA Loan on such last day of such Interest Period, it being agreed that Agent has no obligation to so defer the application of payments to any SOFR Loan or CORRA Loan and that, in the event that Agent does not defer such application, the Borrower shall be obligated to pay any resulting Funding Losses.

(iv) Unless Agent, in its sole discretion, agrees otherwise, the Borrower shall have not more than five SOFR Loans and five CORRA Loans in effect at any given time. The Borrower may only exercise the SOFR Option for proposed SOFR Loans of at least $1,000,000 and the CORRA Option for CORRA Loans of at least $1,000,000.

(c) Conversion; Prepayment. The Borrower may (i) convert SOFR Loans denominated in Dollars and CORRA Loans denominated in Canadian Dollars to Base Rate Loans in the applicable Currency or (ii) prepay SOFR Loans or CORRA Loans at any time; provided, that in the event that any SOFR Loans or CORRA Loans are converted or prepaid on any date that is not the last day of the Interest Period applicable thereto, including as a result of any prepayment through the required application by Agent of any payments or proceeds of Collateral in accordance with Section 2.4(b) or for any other reason, including early termination of the term of this Agreement or acceleration of all or any portion of the Obligations pursuant to the terms hereof, the Borrower shall indemnify, defend, and hold Agent and the Lenders and their Participants harmless against any and all Funding Losses in accordance with Section 2.12(b)(ii).

(d) Special Provisions Applicable to Adjusted Term SOFR and Adjusted Term CORRA.

(i) Adjusted Term SOFR or Adjusted Term CORRA may be adjusted by Agent with respect to any Lender on a prospective basis to take into account any additional or increased costs (other than Taxes, which shall be governed by Section 16), in each case, due to changes in applicable law occurring subsequent to the commencement of the then applicable Interest Period, or pursuant to any Change in Law or change in the reserve requirements imposed by any applicable Governmental Authority, which additional or increased costs would increase the cost of funding or maintaining loans bearing interest at Adjusted Term SOFR or Adjusted Term CORRA. In any such event, the affected Lender shall give the Borrower and Agent notice of such a determination and adjustment and Agent promptly shall transmit the notice to each other Lender and, upon its receipt of the notice from the affected Lender, the Borrower may, by notice to such affected Lender (A) require such Lender to furnish to the Borrower a statement setting forth in reasonable detail the basis for adjusting Adjusted Term SOFR or Adjusted Term CORRA, as applicable, and the method for determining the amount of such adjustment, or (B) repay the SOFR Loans or U.S. Base Rate Loans determined with reference to Adjusted Term SOFR, or CORRA Rate Loans (or Canadian Base Rate Loans determined with reference to Adjusted Term CORRA) , in each case, of such Lender with respect to which such adjustment is made (together with any amounts due under Section 2.12(b)(ii)).

(ii) Subject to the provisions set forth in Section 2.12(b)(iii) below, in the event that any change in market conditions or any Change in Law shall at any time after the date hereof, in the reasonable opinion of any Lender, make it unlawful or impractical for such Lender to fund or maintain SOFR Loans (or U.S. Base Rate Loans determined with reference to Adjusted Term SOFR) or CORRA Loans (or Canadian Base Rate Loans determined with reference to Adjusted Term CORRA) or to continue such funding or maintaining, or to determine or charge interest rates at the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, SOFR or Term CORRA Reference Rate, Adjusted Term CORRA, Term CORRA or CORRA, such Lender shall give notice of such changed circumstances to Agent and the Borrower and Agent promptly shall transmit the notice to each other Lender and (y)(i) in the case of any SOFR Loans of such Lender that are outstanding, such SOFR Loans of such Lender will be deemed to have been converted U.S. Base Rate Loans on the last day of the Interest Period of such SOFR Loans, if such Lender may lawfully continue to maintain such SOFR Loans, or immediately, if such Lender may not lawfully continue to maintain such SOFR Loans, and thereafter interest upon the SOFR Loans of such Lender thereafter shall accrue interest at the rate then applicable to U.S. Base Rate Loans (and if applicable, without reference to the Adjusted Term SOFR component thereof), (ii) in the case of any such U.S. Base Rate Loans of such Lender that are outstanding and that are determined with reference to Adjusted Term SOFR, interest upon the U.S. Base Rate Loans of such Lender after the date specified in such Lender’s notice shall accrue interest at the rate then applicable to U.S. Base Rate Loans without reference to the Adjusted Term SOFR component thereof, (iii) in the case of any CORRA Loans of such Lender that are outstanding, such CORRA Loans of such Lender will be deemed to have been converted Canadian Base Rate Loans on the last day of the Interest Period of such CORRA Loans, if such Lender may lawfully continue to maintain such CORRA Loans, or immediately, if such Lender may not lawfully continue to maintain such CORRA Loans, and thereafter interest upon the CORRA Loans of such Lender thereafter shall accrue interest at the rate then applicable to the Canadian Base Rate Loans (and if applicable, without reference to the Adjusted Term CORRA component thereof), (iv) in the case of any such Canadian Base Rate Loans of such Lender that are outstanding and that are determined with reference to Adjusted Term CORRA, interest upon the Canadian Base Rate Loans of such Lender after the date specified in such Lender’s notice shall accrue interest at the rate then applicable to Canadian Base Rate Loans without reference to the Adjusted Term CORRA component thereof, and (v) the Borrower shall not be entitled to elect (A) the SOFR Option and U.S. Base Rate Loans shall not be determined with reference to the Adjusted Term SOFR component thereof, or (B) the CORRA Option and Canadian Base Rate Loans shall not be determined with reference to the Adjusted Term CORRA component thereof, in each case, until such Lender determines that it would no longer be unlawful or impractical to do so.

(iii) Benchmark Replacement Setting.

(A) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, with respect to any Benchmark, Agent and the Borrower may amend this Agreement to replace such then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.12(d)(iii) will occur prior to the applicable Benchmark Transition Start Date.

(B) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(C) Notices; Standards for Decisions and Determinations. Agent will promptly notify the Borrower and the Lenders of (1) the implementation of any Benchmark Replacement and (2) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.12(d)(iii)(D) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.12(d)(iii), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.12(d)(iii).

(D) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (1) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate or the Term CORRA Reference Rate) and either (I) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by Agent in its reasonable discretion or (II) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (2) if a tenor that was removed pursuant to clause (1) above either (I) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (II) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all applicable Benchmark settings at or after such time to reinstate such previously removed tenor.

(E) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, (1) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans or CORRA Loans, as applicable, to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans in the applicable Currency in the amount specified therein and (2) any outstanding affected SOFR Loans or CORRA Loans, as applicable, will be deemed to have been converted to Base Rate Loans in the applicable Currency at the end of the applicable Interest Period (or immediately if it is unlawful for any such Loan to be outstanding until such time). Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 2.12(b)(ii). During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark in a particular Currency is not an Available Tenor, the component of the Base Rate for Loans in such Currency based upon such Benchmark or such tenor for such Benchmark in such Currency, as applicable, will not be used in any determination of the Base Rate for such Currency.

(e) No Requirement of Matched Funding. Anything to the contrary contained herein notwithstanding, neither Agent, nor any Lender, nor any of their Participants, is required actually to acquire deposits in the applicable Currency to fund or otherwise match fund any Obligation as to which interest accrues at the applicable Benchmark.

2.13	Capital Requirements; Illegality.

(a) If, after the date hereof, Issuing Bank or any Lender determines that (i) any Change in Law regarding capital, liquidity or reserve requirements for banks or bank holding companies, or (ii) compliance by Issuing Bank or such Lender, or their respective parent bank holding companies, with any guideline, request or directive of any Governmental Authority regarding capital adequacy or liquidity requirements (whether or not having the force of law), has the effect of reducing the return on Issuing Bank’s, such Lender’s, or such holding companies’ capital or liquidity as a consequence of Issuing Bank’s or such Lender’s commitments, Loans, participations or other obligations hereunder to a level below that which Issuing Bank, such Lender, or such holding companies could have achieved but for such Change in Law or compliance (taking into consideration Issuing Bank’s, such Lender’s, or such holding companies’ then existing policies with respect to capital adequacy or liquidity requirements and assuming the full utilization of such entity’s capital) by any amount deemed by Issuing Bank or such Lender to be material, then Issuing Bank or such Lender may notify the Borrower and Agent thereof. Following receipt of such notice, the Borrower agrees to pay Issuing Bank or such Lender on demand the amount of such reduction of return of capital as and when such reduction is determined, payable within 30 days after presentation by Issuing Bank or such Lender of a statement in the amount and setting forth in reasonable detail Issuing Bank’s or such Lender’s calculation thereof and the assumptions upon which such calculation was based (which statement shall be deemed true and correct absent manifest error). In determining such amount, Issuing Bank or such Lender may use any reasonable averaging and attribution methods. Failure or delay on the part of Issuing Bank or any Lender to demand compensation pursuant to this Section shall not constitute a waiver of Issuing Bank’s or such Lender’s right to demand such compensation; provided, that the Borrower shall not be required to compensate Issuing Bank or a Lender pursuant to this Section for any reductions in return incurred more than 180 days prior to the date that Issuing Bank or such Lender notifies the Borrower of such Change in Law giving rise to such reductions and of such Lender’s intention to claim compensation therefor; provided further, that if such claim arises by reason of the Change in Law that is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(b) If, in the reasonable opinion of a Lender, it is or becomes unlawful, or any Governmental Authority has asserted that it is unlawful, for such Lender under the laws of any jurisdiction to make or maintain any Loan, participate in any Letter of Credit or otherwise to perform any of its obligations under this Agreement, then such Lender will promptly so notify the Agent and the Borrower and, subject to Section 2.13(c), (i) the Revolver Commitment of such Lender shall be immediately cancelled and such Lender will have no further obligation to make any further Loan or to participate in or do any thing with respect to any Letter of Credit; and (ii) the Borrower will promptly prepay the Loans owing to such Lender in full together with accrued interest thereon and all other amounts then due, and shall do all such other things as are necessary in order for such Lender to no longer have any Letter of Credit Exposure.

(c) ~~(b)~~ If Issuing Bank or any Lender requests additional or increased costs referred to in Section 2.11(~~l~~k ) or Section 2.12(d)(i) or amounts under Section 2.13(a) or sends a notice under Section 2.12(d)(ii) relative to changed circumstances or send a notice under Section 2.13(b) (such Issuing Bank or Lender, an “Affected Lender”), then, at the request of the Borrower, such Affected Lender shall use reasonable efforts to promptly designate a different one of its lending offices or to assign its rights and obligations hereunder to another of its offices or branches, if (i) in the reasonable judgment of such Affected Lender, such designation or assignment would eliminate or reduce amounts payable pursuant to Section 2.11(~~l~~k), Section 2.12(d)(i) or Section 2.13(a), as applicable, or would eliminate the illegality or impracticality ~~of funding or maintaining SOFR Loans or CORRA Loans (or Base Rate Loans in the applicable Currency determined with reference to Adjusted Term SOFR or Adjusted Term CORRA, as applicable)~~referred to in Section 2.12(d)(ii) or Section 2.13(b), and (ii) in the reasonable judgment of such Affected Lender, such designation or assignment would not subject it to any material unreimbursed cost or expense and would not otherwise be materially disadvantageous to it. The Borrower agrees to pay all reasonable out-of-pocket costs and expenses incurred by such Affected Lender in connection with any such designation or assignment. If, after such reasonable efforts, such Affected Lender does not so designate a different one of its lending offices or assign its rights to another of its offices or branches so as to eliminate the Borrower’s obligation to pay any future amounts to such Affected Lender pursuant to Section  2.11(~~l~~k ), Section 2.12(d)(i) or Section 2.13(a), as applicable, or ~~to enable the Borrower to obtain SOFR Loans or CORRA Loans (or Base Rate Loans in the applicable Currency determined with reference to Adjusted Term SOFR or Adjusted Term CORRA, as applicable~~eliminate the illegality or impracticality referred to in Section 2.12(d)(ii) or Section 2.13(b), then the Borrower (without prejudice to any amounts then due to such Affected Lender under Section 2.11(~~l~~k), Section 2.12(d)(i) ~~or~~, Section 2.13(a) or Section 2.13(b), as applicable) may, unless prior to the effective date of any such assignment the Affected Lender withdraws its request for such additional amounts under Section  2.11(~~l~~k ), Section 2.12(d)(i) or Section 2.13(a), as applicable, or indicates that ~~it is no longer unlawful or impractical to fund or maintain SOFR Loans or CORRA Loans (or Base Rate Loans in the applicable Currency determined with reference to Adjusted Term SOFR or Adjusted Term CORRA, as applicable)~~the illegality or impracticality referred to in Section 2.12(d)(ii) or Section 2.13(b) no longer applies, may designate a different Issuing Bank or substitute a Lender or prospective Lender (which, for certainty, does not have to be a then-current Lender hereunder), in each case, reasonably acceptable to Agent to purchase the Obligations owed to such Affected Lender and such Affected Lender’s commitments hereunder (a “Replacement Lender”), and if such Replacement Lender agrees to such purchase, such Affected Lender shall assign to the Replacement Lender its Obligations and commitments, and upon such purchase by the Replacement Lender, which such Replacement Lender shall be deemed to be “Issuing Bank” or a “Lender” (as the case may be) for purposes of this Agreement and such Affected Lender shall cease to be “Issuing Bank” or a “Lender” (as the case may be) for purposes of this Agreement.

(d) ~~(c)~~ Notwithstanding anything herein to the contrary, the protection of Sections 2.11(~~l~~k ), 2.12(d), and 2.13 shall be available to Issuing Bank and each Lender (as applicable) regardless of any possible contention of the invalidity or inapplicability of the law, rule, regulation, judicial ruling, judgment, guideline, treaty or other change or condition which shall have occurred or been imposed, so long as it shall be customary for issuing banks or lenders affected thereby to comply therewith. Notwithstanding any other provision herein, neither Issuing Bank nor any Lender shall demand compensation pursuant to this Section 2.13 if it shall not at the time be the general policy or practice of Issuing Bank or such Lender (as the case may be) to demand such compensation in similar circumstances under comparable provisions of other credit agreements, if any.

2.14	Incremental Facilities.

(a) At any time during the period from and after the Closing Date through but excluding the date that is the five (5) year anniversary of the Closing Date, at the option of Borrower (but subject to the conditions set forth in clause (b) below), the Revolver Commitments and the Maximum Revolver Amount may be increased by an amount in the aggregate for all such increases of the Revolver Commitments and the Maximum Revolver Amount not to exceed the Available Increase Amount (each such increase, an “Increase”).

Agent shall invite each Lender to increase its Revolver Commitments (it being understood that no Lender shall be obligated to increase its Revolver Commitments ) in connection with a proposed Increase at the interest margin proposed by the Borrower, and if sufficient Lenders do not agree to increase their Revolver Commitments in connection with such proposed Increase, then Agent or the Borrower may invite any prospective lender who is reasonably satisfactory to Agent and the Borrower to become a Lender in connection with a proposed Increase. Any Increase shall be in an amount of at least $25,000,000 and integral multiples of $1,000,000 in excess thereof. In no event may the Revolver Commitments and the Maximum Revolver Amount be increased pursuant to this Section 2.14 on more than four (4) occasions in the aggregate for all such Increases. Additionally, for the avoidance of doubt, it is understood and agreed that, on and after the Amendment No. 3 Effective Date, in no event shall the aggregate amount of the Increases to the Revolver Commitments exceed $~~100,000,000~~25,000,000 .

(b) Each of the following shall be conditions precedent to any Increase of the Revolver Commitments and the Maximum Revolver Amount in connection therewith:

(i) Agent or the Borrower has obtained the commitment of one or more Lenders (or other prospective lenders) reasonably satisfactory to Agent and the Borrower to provide the applicable Increase and any such Lenders (or prospective lenders), the Borrower, and Agent have signed a joinder agreement to this Agreement (an “Increase Joinder”), in form and substance reasonably satisfactory to Agent, to which such Lenders (or prospective lenders), the Borrower, and Agent are party,

(ii) each of the conditions precedent set forth in Section 3.2 are satisfied,

(iii) in connection with any Increase, if any Loan Party or any of its Subsidiaries owns or will acquire any Margin Stock, the Borrower shall deliver to Agent an updated Form U-1 (with sufficient additional originals thereof for each Lender), duly executed and delivered by the Borrower, together with such other documentation as Agent shall reasonably request, in order to enable Agent and the Lenders to comply with any of the requirements under Regulations T, U or X of the Board of Governors,

(iv) The Borrower has delivered to Agent updated pro forma Projections (after giving effect to the applicable Increase) for the Loan Parties and their Subsidiaries evidencing compliance on a pro forma basis with Section 7 for the twelve months (on a month-by-month basis) immediately following the proposed date of the applicable Increase (calculated as if a Covenant Testing Period was in effect during the entire twelve month period), and

(v) The interest rate margins with respect to the Revolving Loans to be made pursuant to the increased Revolver Commitments shall be the same as the interest rate margin applicable to Revolving Loans hereunder immediately prior to the applicable Increase Date (as defined below) (the date of the effectiveness of the increased Revolver Commitments and the Maximum Revolver Amount, as applicable, the “Increase Date”) and the Borrower shall have communicated the amount of such interest margins to Agent. Any Increase Joinder may, with the consent of Agent, the Borrower and the Lenders or prospective lenders agreeing to the proposed Increase, effect such amendments to this Agreement and the other Loan Documents as may be necessary to effectuate the provisions of this Section 2.14.

(c) Unless otherwise specifically provided herein, all references in this Agreement and any other Loan Document to Revolving Loans shall be deemed, unless the context otherwise requires, to include Revolving Loans made pursuant to the increased Revolver Commitments and Maximum Revolver Amount pursuant to this Section 2.14.

(d) Each of the Lenders having a Revolver Commitment prior to the Increase Date (the “Pre-Increase Revolver Lenders”) shall assign to any Lender which is acquiring a new or additional Revolver Commitment on the Increase Date (the “Post-Increase Revolver Lenders”), and such Post-Increase Revolver Lenders shall purchase from each Pre-Increase Revolver Lender, at the principal amount thereof, such interests in the Revolving Loans and participation interests in Letters of Credit on such Increase Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Loans and participation interests in Letters of Credit will be held by Pre-Increase Revolver Lenders and Post-Increase Revolver Lenders ratably in accordance with their Pro Rata Share after giving effect to such increased Revolver Commitments.

(e) The Revolving Loans, Revolver Commitments, and Maximum Revolver Amount established pursuant to this Section 2.14 shall constitute Revolving Loans, Revolver Commitments, and Maximum Revolver Amount under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from any guarantees and the security interests created by the Loan Documents. Borrower shall take any actions reasonably required by Agent to ensure and demonstrate that the Liens and security interests granted by the Loan Documents continue to be perfected under the Code or otherwise after giving effect to the establishment of any such new Revolver Commitments and Maximum Revolver Amount.

2.15	Sustainability Adjustments.

(a) After the Closing Date, the Borrower, in consultation with the Sustainability Structuring Agent, shall be entitled to (a) identify specified Environmental, Social and Governance (“ESG”) related Key Performance Indicators (“KPIs”) and establish associated annual Sustainability Performance Targets (“SPTs”) with respect to the ESG strategy and disclosure of the Borrower and their Subsidiaries and/or (b) identify external ESG ratings (“ESG Ratings”) and establish associated annual SPTs. Any such KPIs and/or ESG Ratings and associated SPTs are to be mutually agreed between the Borrower and the Sustainability Structuring Agent.

(b) Notwithstanding anything in Section 14.1 to the contrary, the Borrower, the Sustainability Structuring Agent, and the Required Lenders may amend this Agreement (such amendment, the “ESG Amendment”) solely for the purpose of incorporating the KPIs and/or ESG Ratings, associated SPTs, and other related provisions (the “ESG Pricing Provisions”) into this Agreement.

(c) If any such ESG Amendment does not obtain requisite consent of the Required Lenders, an alternative ESG Amendment may be effectuated with the consent of the Required Lenders, the Borrower, the Sustainability Structuring Agent, and the Agent.

(d) Upon the effectiveness of any such ESG Amendment, based on the Loan Parties’ performance against the KPIs and/or ESG Ratings and associated SPTs, certain adjustments (an increase, a decrease, or no adjustment) to the Applicable Unused Line Fee Percentage and the Applicable Margin will be made; provided that the amount of any such adjustments made pursuant to an ESG Amendment shall not exceed (i) in the case of the Applicable Unused Line Fee Percentage, an increase and/or decrease of 1.00 basis point and (ii) in the case of the Applicable Margin or Letter of Credit Fee, an increase and/or decrease of 5.00 basis points; provided, further, that in no event shall the Applicable Unused Line Fee Percentage, Applicable Margin or Letter of Credit Fee rate be less than 0%.

(e) The pricing adjustments will require, among other things, annual reporting in a manner that is aligned with the Sustainability Linked Loan Principles in effect at the time of the ESG Amendment and is to be mutually agreed between the Borrower, the Sustainability Structuring Agent, and the Agent (each acting reasonably). If KPIs are utilized, any proposed ESG Amendment shall also identify, and be reviewed by, a Sustainability Assurance Provider.

(f) Following the effectiveness of the ESG Amendment, (A) any modification to the ESG Pricing Provisions which has the effect of reducing the Unused Line Fee, the Applicable Margin and/or the Letter of Credit Fees to a level not otherwise permitted by this Section 2.15 shall be subject to the consent of all Lenders and (B) any other modification to the ESG Pricing Provisions (other than, for the avoidance of doubt, as provided for in the immediately preceding clause (A)) shall be subject only to the consent of the Required Lenders.

(g) In connection with any proposed ESG Amendment, the Sustainability Structuring Agent may (i) assist the Borrower in selecting the KPIs and/or ESG Ratings and setting the associated SPTs, (ii) determine the ESG Pricing Provisions in connection with the ESG Amendment, and (iii) assist the Borrower in preparing informational materials focused on ESG to be used in connection with the ESG Amendment, in each case based upon the information provided by the Borrower with respect to the applicable KPIs and/or ESG Ratings selected in accordance with this Section 2.15; provided that the Sustainability Structuring Agent (A) shall have no duty to ascertain, inquire into, or otherwise independently verify any such information and (B) shall have no responsibility for (and shall not be liable for) the completeness or accuracy of any such information.

(h) Neither the Agent nor the Sustainability Structuring Agent (i) makes any assurances whether this Agreement meets any criteria or expectations of the Borrower or any Lender with regard to environmental or social impact and sustainability performance, or whether this Agreement (including the characteristics of the relevant KPI metrics (including any environmental, social and sustainability criteria or any computation methodology)) meet any industry standards for sustainability-linked credit facilities, or (ii) has any responsibility for or liability in respect of reviewing, auditing or otherwise evaluating any calculation by the Borrower of the KPI metrics or any Applicable Margin, Letter of Credit Fee or Unused Line Fee adjustment (or any of the data or computations that are part of or related to any such calculation) set out in any pricing certificate (and the Sustainability Structuring Agent and the Agent may rely conclusively on any such certificate, without further inquiry, when implementing any such adjustment).

(i) The Sustainability Structuring Agent shall have the right to resign its role as the Sustainability Structuring Agent on the same terms as the Agent may resign its role as the Agent under this Agreement.

2.16	Extensions of Revolver Commitments.

The Borrower may, annually at least 90 days prior to each anniversary (each, a “Revolving Anniversary”) of the date of this Agreement and so long as no Default or Event of Default exists, deliver a request to the Agent for an extension of the Maturity Date to a date selected by the Borrower that is up to five years from and after the Revolving Anniversary immediately following such request (the “Requested Maturity Extension Date”). The Agent shall deliver such request promptly to the Lenders. Within 30 days after delivery of any such request by the Borrower, each Lender shall notify the Agent in writing as to whether it agrees to such extension. If the Required Lenders agree to such extension, the Borrower shall be entitled to an extension of the Maturity Date to the Requested Maturity Extension Date. Within 35 days after delivery of such request, the Agent shall advise the Borrower as to which Lenders have agreed to the extension. The extended Maturity Date shall be binding upon only those Lenders that have provided their consent to the extension, and shall be effective upon a written acknowledgement and consent to extension signed by all the Loan Parties, the Agent and the Required Lenders. If the Required Lenders have agreed to an extension requested by the Borrower and a Lender does not consent to an extension (i.e., a Non- Consenting Lender), at the option of the Borrower:

(a) the Non-Consenting Lender shall assign its Revolver Commitment to, and shall be replaced as a Lender pursuant to Section 14.2; or

(b) the Borrower shall pay on the then current Maturity Date (i.e. before giving effect to the Requested Maturity Extension Date, the “Non-Extended Maturity Date”) all Revolving Loans owing to the Non-Consenting Lender, including principal, interest and fees that have not been assigned, the amount of the Non-Consenting Lender’s Revolver Commitment shall be terminated, the aggregate amount of the Revolver Commitments shall be reduced by the corresponding termination of the Non-Consenting Lender’s Revolver Commitment and the Borrower shall pay the Agent, for the benefit of the Non-Consenting Lender, on or before the Non-Extended Maturity Date, Letter of Credit Collateralization to Agent to be held as security for Borrower’s reimbursement obligations for such Non-Consenting Lender’s rateable share in respect of drawings that may subsequently occur under issued and outstanding Letters of Credit.

If the Required Lenders have not consented to a Requested Maturity Extension Date requested by the Borrower within 30 days after delivery of any such request, then on the applicable Maturity Date, all Revolver Commitments shall terminate and the Borrower shall repay all Revolving Loans and other Obligations outstanding, on the then current Maturity Date in accordance with Section 2.5(a) and the terms of this Agreement.

3.	CONDITIONS; TERM OF AGREEMENT.

3.1	Conditions Precedent to the Effectiveness of Amendment and Restatement.

The effectiveness of this Agreement is subject to the fulfillment, to the satisfaction of Agent and each Lender, of each of the conditions precedent set forth on Schedule 3.1 to this Agreement.

3.2	Conditions Precedent to all Extensions of Credit.

The obligation of the Lender Group (or any member thereof) to make any Revolving Loans hereunder (or to extend any other credit hereunder) at any time shall be subject to the following conditions precedent:

(a) the representations and warranties of each Loan Party or its Subsidiaries contained in this Agreement or in the other Loan Documents shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date of such extension of credit, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date); and

(b) no Default or Event of Default shall have occurred and be continuing on the date of such extension of credit, nor shall either result from the making thereof.

3.3	Maturity.

The Commitments shall continue in full force and effect for a term ending on the Maturity Date (unless terminated earlier in accordance with the terms hereof).

3.4	Effect of Maturity.

On the Maturity Date, all commitments of the Lender Group to provide additional credit hereunder shall automatically be terminated and all of the Obligations (other than Hedge Obligations) immediately shall become due and payable without notice or demand and the Borrower shall be required to repay all of the Obligations (other than Hedge Obligations) in full. No termination of the obligations of the Lender Group (other than payment in full of the Obligations and termination of the Commitments) shall relieve or discharge any Loan Party of its duties, obligations, or covenants hereunder or under any other Loan Document and Agent’s Liens in the Collateral shall continue to secure the Obligations and shall remain in effect until all Obligations have been paid in full. When all of the Obligations have been paid in full, Agent will, at the Borrower’s sole expense, execute and deliver any termination statements, lien releases, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, Agent’s Liens and all notices of security interests and liens previously filed by Agent.

3.5	Early Termination by the Borrower.

The Borrower has the option, at any time upon ten Business Days prior written notice to Agent, to repay all of the Obligations in full and terminate the Commitments. The foregoing notwithstanding, (a) the Borrower may rescind termination notices relative to proposed payments in full of the Obligations with the proceeds of third party Indebtedness if the closing for such issuance or incurrence does not happen on or before the date of the proposed termination (in which case, a new notice shall be required to be sent in connection with any subsequent termination), and (b) the Borrower may extend the date of termination at any time with the consent of Agent (which consent shall not be unreasonably withheld or delayed).

4.	REPRESENTATIONS AND WARRANTIES.

In order to induce the Lender Group to enter into this Agreement, each of the Loan Parties makes the following representations and warranties to the Lender Group which shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the Closing Date, and shall be true, correct, and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof), as of the date of the making of each Revolving Loan (or other extension of credit) made thereafter, as though made on and as of the date of such Revolving Loan (or other extension of credit) (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date), and such representations and warranties shall survive the execution and delivery of this Agreement:

4.1	Due Organization and Qualification; Subsidiaries.

(a) Each Loan Party and each of its Subsidiaries (i) is duly organized and existing and in good standing (to the extent such concept is applicable in the applicable jurisdiction) under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any state where the ownership, leasing or operation of its property or the conduct of its business requires such qualification, except for the failure to be so qualified which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby.

(b) Schedule 4.1 sets forth a complete corporate chart listing the Borrower, all Parent Entities and their Subsidiaries as of the Closing Date. Schedules 1(a) and 10(a) to the Perfection Certificate dated as of the Closing Date set forth a list of (i) all the Subsidiaries of Parent and their jurisdictions of organization as of the Closing Date and (ii) the number of each class of its Equity Interests authorized, and the number outstanding, on the Closing Date and the number of shares covered by all outstanding options, warrants, rights of conversion or purchase and similar rights on the Closing Date. All Equity Interests of the Borrower and its Restricted Subsidiaries are duly and validly issued and are fully paid and non-assessable, and are owned by the Borrower, directly or indirectly through Wholly-Owned Subsidiaries, except as otherwise permitted by this Agreement. All Equity Interests of the Borrower are owned directly by Parent. Each Loan Party is the record and beneficial owner of, and has good and marketable title to, the Equity Interests pledged by it under the applicable Security Document, free of any and all Liens, rights or claims of other Persons, except the Permitted Liens, and there are no outstanding warrants, options or other rights to purchase, or shareholder, voting trust or similar agreements outstanding with respect to, or property that is convertible into, or that requires the issuance or sale of, any such Equity Interests.

4.2	Due Authorization; No Conflict.

(a) As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of such Loan Party.

(b) As to each Loan Party, the execution, delivery, and performance by such Loan Party of the Loan Documents to which it is a party do not and will not (i) violate any material provision of federal, provincial, territorial, state, or local law or regulation applicable to any Loan Party or its Subsidiaries, the Governing Documents of any Loan Party or its Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Subsidiaries, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of any Loan Party or its Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any material agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

4.3	Governmental Consents.

The execution, delivery, and performance by each Loan Party of the Loan Documents to which such Loan Party is a party and the consummation of the transactions contemplated by the Loan Documents do not and will not require any registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority, other than registrations, consents, approvals, notices, or other actions that have been obtained and that are still in force and effect and except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Agent for filing or recordation, as of the Closing Date.

4.4	Binding Obligations; Perfected Liens.

(a) Each Loan Document has been duly executed and delivered by each Loan Party that is a party thereto and is the legally valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

(b) The Security Agreements are effective to create in favor of the Agent for the benefit of the Secured Parties legal, valid and enforceable Liens on, and security interests in, the Collateral, and upon the satisfaction of the applicable Perfection Requirements, the Liens created by the Security Agreements shall constitute valid perfected First Priority (subject to each Acceptable Intercreditor Agreement than extant) Liens on, and security interests in, all right, title and interest of the grantors thereunder in the Collateral (other than such Collateral in which a security interest cannot be perfected under the UCC or the PPSA as in effect at the relevant time in the relevant jurisdiction), in each case subject to no Liens other than Permitted Liens (other than Permitted Liens that are Junior Lien Priority).

(c) The Canadian Pledge Agreement and U.S. Pledge Agreement (collectively, the “Pledge Agreements”) are effective to create in favor of the Agent for the benefit of the Secured Parties legal, valid and enforceable Liens on, and security interests in, the Pledged Collateral (as defined in the applicable Pledge Agreement), and upon the satisfaction of the applicable Perfection Requirements, the Liens created by the applicable Pledge Agreement shall constitute valid perfected First Priority (subject to each Acceptable Intercreditor Agreement than extant) Liens on, and security interests in, all right, title and interest of the grantors thereunder in the Pledged Collateral (other than that portion of the Pledged Collateral constituting a “general intangible” under the UCC or an “intangible” under the PPSA), in each case subject to no Liens other than Permitted Liens (other than Permitted Liens that are Junior Lien Priority).

(d) When the Security Agreements or a short form thereof are filed in the United States Patent and Trademark Office, the United States Copyright Office and the Canadian Intellectual Property Office, and UCC and PPSA financing statements are filed in the applicable jurisdictions, the Liens created by the Security Agreements shall constitute valid perfected First Priority (subject to each Acceptable Intercreditor Agreement than extant) Liens on, and security interests in, all right, title and interest of the grantors thereunder in Trademarks, Industrial Designs and Patents (each as defined in the applicable Security Agreement) registered or applied for with the United States Patent and Trademark Office or Canadian Intellectual Property Office or Copyrights (as defined in the applicable Security Agreement) registered or applied for with the United States Copyright Office or Canadian Intellectual Property Office, or Industrial Designs (as defined in the applicable Security Agreement) registered or applied for with the Canadian Intellectual Property Office, in each case subject to no Liens other than Permitted Liens; provided, however, that additional filings may be required to perfect the Liens created by the Security Agreements upon any Trademarks, Industrial Designs, Patents, or Copyrights acquired or applied for after the date hereof.

(e) Each Mortgage is effective to create, in favor of the Agent, for its benefit and the benefit of the Secured Parties, subject, in all cases, to the priorities of each applicable Acceptable Intercreditor Agreement, legal, valid, perfected and enforceable First Priority (subject to each Acceptable Intercreditor Agreement then extant) Liens on, and security interests and charges in, all of the Loan Parties’ right, title and interest in and to the Mortgaged Properties thereunder and the proceeds thereof, subject only to Permitted Liens, and when the Mortgages are registered in the applicable land registry offices (or, in the case of any Mortgage executed and delivered after the date thereof in accordance with the provisions of Section 5.12 and 5.12(d), when such Mortgage is registered in the applicable land registry office), the Mortgages shall constitute First Priority (subject to each Acceptable Intercreditor Agreement than extant) fully perfected Liens on, and security interests and charges in, all right, title and interest of the Loan Parties in the Mortgaged Properties and the proceeds thereof, in each case prior and superior in right to any other person, other than Permitted Liens.

4.5

Title to Assets; No Encumbrances. Each of the Loan Parties and its Subsidiaries has (a) good and legal title to (in the case of fee interests in Real Property), (b) valid leasehold interests in (in the case of leasehold interests in real or personal property), and (c) good and marketable title to (in the case of all other personal property), all its property material to its business, including the Mortgaged Property, (other than Intellectual Property, which is the subject of Section 4.21(c)), free and clear of Liens except for Permitted Liens and minor irregularities or deficiencies in title that, individually or in the aggregate, do not materially interfere with its ability to conduct its business as currently conducted or to utilize such property for its intended purpose. Except as could reasonably be expected to result in a Material Adverse Effect, the property of the Borrower and its Restricted Subsidiaries, taken as a whole, (i) as of the date hereof, is in good operating order, condition and repair (ordinary wear and tear excepted) and (ii) constitutes all the property which is required for the business and operations of the Borrower and its Restricted Subsidiaries as presently conducted.

4.6	Litigation.

There are no actions, suits, or proceedings pending or, to the knowledge of the Borrower, after due inquiry, threatened in writing against a Loan Party or any of its Subsidiaries that either individually or in the aggregate could reasonably be expected to result in a Material Adverse Effect.

4.7	Compliance with Laws.

No Loan Party nor any of its Subsidiaries (a) is in violation of any applicable laws, rules, regulations, executive orders, or codes (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

4.8	No Material Adverse Effect.

Since March 31, 2022, no event, circumstance, or change has occurred that has or could reasonably be expected to result in a Material Adverse Effect.

4.9	Solvency.

(a) Each Loan Party is Solvent.

(b) No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party.

4.10	Employee Benefits.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Plan has, to the knowledge of each Loan Party, been maintained in compliance with its terms, with all applicable collective bargaining agreements, and with all applicable Requirements of Law, (ii) no Plan, nor any related trust or other funding medium thereunder, is subject to any pending or, to the knowledge of each Loan Party, threatened or anticipated, investigation, examination or other legal proceeding, initiated by any Governmental Authority or by any other person (other than routine claims for benefits), (iii) none of the Loan Parties has, as at the date of this Agreement, any obligation in connection with the termination of any DB Plan and (iv) none of the Borrower, any of its Subsidiaries or any ERISA Affiliate maintains or contributes to (or has any current liability with respect to) any ERISA Plan.

4.11	Environmental Condition.

Except as set forth in Schedule 4.11, or except as, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect:

(a) The Borrower and its Restricted Subsidiaries and their businesses, operations and Real Property are in compliance with all, and have not violated any, applicable Environmental Laws;

(b) The Borrower and its Restricted Subsidiaries have obtained all Environmental Permits required for the conduct of their businesses and operations as currently conducted, and the ownership, operation and use of their property and all such Environmental Permits are valid and in good standing;

(c) There has been no Release or threatened Release of Hazardous Material on, at, in under or from any Real Property or facility presently owned, leased or operated by the Borrower or any of its Restricted Subsidiaries or any of their predecessors in interest, or to the knowledge of the Borrower and its Restricted Subsidiaries, at any other property or facility for which the Borrower or any of its Restricted Subsidiaries has responsibility, that could result in liability to the Borrower or any of its Restricted Subsidiaries under any applicable Environmental Law; and

(d) There is no Environmental Claim pending or, to the knowledge of the Borrower and its Restricted Subsidiaries, threatened, against the Borrower or any of its Restricted Subsidiaries, or relating to any Real Property currently owned, leased or operated by the Borrower or any of its Restricted Subsidiaries or their predecessors in interest or relating to the operations of the Borrower or any of its Restricted Subsidiaries; and to the knowledge of the Borrower and its Restricted Subsidiaries, there are no facts, circumstances or conditions that could form the basis of such an Environmental Claim.

Except as set forth in Schedule 4.11, except (with respect to environmental matters occurring after the Closing Date) as may be disclosed in future written notices provided to the Agent promptly after such environmental matter first comes to the attention of an Authorized Officer of any Loan Party, or except as, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect:

(i) No Real Property or facility owned, operated or leased by the Borrower or any of its Restricted Subsidiaries and no Real Property is listed or proposed for listing on or included on any list maintained by any Governmental Authority describing contaminated or potentially contaminated sites including any such list relating to petroleum or its constituents, derivatives or fractions; and

(ii) No Lien has been recorded or registered or, to the knowledge of the Borrower or any of its Restricted Subsidiaries, threatened under any Environmental Law with respect to any Real Property or other assets of the Borrower and its Restricted Subsidiaries.

4.12

Complete Disclosure; Financial Statements; Condition; Projections. The financial statements most recently provided pursuant to Section 5.1, as applicable, present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Borrower on a consolidated basis as of such dates and for such periods in accordance with IFRS, (x) except as otherwise expressly noted therein, and (y) subject, in the case of quarterly financial statements, to the absence of footnotes and normal year-end audit adjustments.

(b) The Projections delivered to Agent in connection with the consummation of the transactions contemplated by this Agreement, as of the Closing Date, and as of the date on which any other Projections are delivered to Agent, have been prepared in good faith based upon assumptions believed by the Borrower to be reasonable at the time furnished (it being recognized that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond the Borrower’s control, that no assurance can be given that any particular financial projections (including the Projections) will be realized, that actual results may differ from projected results and that such differences may be material).

4.13	Patriot Act.

To the extent applicable, each Loan Party is in compliance, in all material respects, with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001, as amended) (the “Patriot Act”).

4.14	[Reserved].

4.15	Payment of Taxes.

Except as otherwise permitted under Section 5.5, Borrower and each of its Subsidiaries has (a) timely filed or caused to be timely filed all Canadian or U.S., as applicable, federal Tax Returns and all material provincial, state, local and foreign Tax Returns or materials required to have been filed by it and all such Tax Returns are true and correct in all material respects and (b) duly and timely paid, collected or remitted or caused to be duly and timely paid, collected or remitted all Taxes (whether or not shown on any Tax Return) due and payable, collectible or remittable by it and all assessments received by it, except Taxes (i) that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary has set aside on its books adequate reserves in accordance with IFRS or (ii) which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of Borrower and each of its Subsidiaries has made adequate provision in accordance with IFRS for all Taxes not yet due and payable. Each of Borrower and each of its Subsidiaries is unaware of any proposed or pending Tax assessments, deficiencies or audits that could be reasonably expected to, either individually or in the aggregate, result in a Material Adverse Effect.

4.16	Margin Stock.

Neither any Loan Party nor any of its Subsidiaries owns any Margin Stock or is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to the Borrower will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors.

4.17	Governmental Regulation.

No Loan Party nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. No Loan Party nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

4.18	OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws.

No Loan Party or any of its Subsidiaries is in violation of any Sanctions. No Loan Party nor any of its Subsidiaries nor, to the knowledge of such Loan Party, any director, officer, employee, agent or Affiliate of such Loan Party or such Subsidiary (a) is a Sanctioned Person or a Sanctioned Entity, (b) has any assets located in Sanctioned Entities, or (c) derives revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. Each of the Loan Parties and its Subsidiaries has implemented and maintains in effect policies and procedures reasonably designed to ensure compliance with Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. Each of the Loan Parties and its Subsidiaries, and to the knowledge of each such Loan Party, each director, officer, employee, agent and Affiliate of each such Loan Party and each such Subsidiary, is in compliance with all Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. No proceeds of any Loan made or Letter of Credit issued hereunder will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity, or otherwise used in any manner that would result in a violation of any Sanction, Anti-Corruption Law or Anti-Money Laundering Law by any Person (including any Lender, Bank Product Provider, or other individual or entity participating in any transaction).

4.19	Employee and Labor Matters.

As of the Closing Date, there are no strikes, lockouts, labor disputes or slowdowns against the Borrower or any of its Restricted Subsidiaries pending or, to the knowledge of the Borrower or any of its Restricted Subsidiaries, threatened during the current term of their respective collective bargaining agreements. Neither the Borrower nor any of its Restricted Subsidiaries are in violation of or in default with respect to any Applicable Law relating to employment in any manner which, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. All payments due from the Borrower or any of its Restricted Subsidiaries, or for which any claim may be made against the Borrower or any of its Restricted Subsidiaries, on account of wages, vacation pay and employee health and welfare benefits, have been paid or, to the extent required by generally accepted accounting principles, accrued as a liability on the books of the Borrower or such Restricted Subsidiary except where the failure to do so, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

4.20	Parent as a Holding Company.

Parent is a holding company and does not have any material liabilities (other than liabilities arising under the Loan Documents), own any material assets (other than the Equity Interests in and Indebtedness of the Borrower) or engage in any operations or business (other than the ownership of the Borrower and its Subsidiaries) other than the following and any activities incidental to the following: (i) direct or indirect ownership of all of the Equity Interests in, and management of, the Borrower, (ii) action required by law to maintain its existence, (iii) performance of its obligations under this Agreement, the other Loan Documents, any Term Loan Facility, the CapEx Facilities and other agreements contemplated hereby or thereby or other debt permitted hereunder, and (iv) the undertaking of any Permitted Reorganization transaction permitted under this Agreement, the payment of dividends and distributions permitted to be made under this Agreement, the making of contributions to the capital of the Borrower, the incurrence of obligations in respect of Parent Entity Expenses or any Related Taxes, the incurrence of Indebtedness permitted to be incurred under this Agreement by Parent, or the Guaranty of the Indebtedness permitted to be incurred by the Borrower or any Restricted Subsidiary of Parent under this Agreement (including operating and equipment leases that are not considered to be Indebtedness).

4.21	Properties; Intellectual Property.

(a) Real Property. Schedules 8(a) and 8(b) to the Perfection Certificate dated the Closing Date contain a true and complete list of each interest in Real Property (i) owned by the Borrower or any of its Restricted Subsidiaries as of the date hereof and describe in all material respects whether such owned Real Property is leased and if leased whether the underlying Lease contains any option to purchase all or any portion of such Real Property or any interest therein or contains any right of first refusal relating to any sale of such Real Property or any portion thereof or interest therein and (ii) leased, subleased or otherwise occupied or utilized by the Borrower or any of its Restricted Subsidiaries, as lessee, sublessee, franchisee or licensee, as of the date hereof and, in each of the cases described in clauses (i) and (ii) of this Section 4.21(a), whether any Lease requires the consent of the landlord or tenant thereunder, or other party thereto, to any transactions under the Loan Documents.

(b) Collateral. Each Loan Party owns or has rights to use all of the Collateral (other than Intellectual Property, which is the subject of Section 4.21(c)) and all rights with respect to any of the foregoing used in, necessary for or material to such Loan Party’s business as currently conducted. No claim has been made and remains outstanding that any Loan Party’s use of any Collateral (other than Intellectual Property, which is the subject of Section 4.21(c)) does or may violate the rights of any third party that would, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Intellectual Property. Each of Parent and the Borrower and each of its Restricted Subsidiaries owns, or is licensed to use, all patents, patent applications, trademarks, industrial designs, trade names, service marks, source identifiers, copyrights, technology, trade secrets, proprietary information, domain names, social media identifiers, know-how, methods and processes (collectively, “Intellectual Property”) necessary for the conduct of its business as currently conducted, except for those the failure to own or license which, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. As of the Closing Date, to the knowledge of the Borrower, no claim has been asserted in writing and is pending by any Person challenging or questioning the use of any such Intellectual Property or the validity, ownership or effectiveness of any such Intellectual Property, in each case, except for any claim that would not reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any of its Restricted Subsidiaries know of any pending claim or any valid basis for any such claim. The operation by each of the Borrower and each of its Restricted Subsidiaries’ respective businesses does not infringe the rights of any Person, except for such claims and infringements that, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(d) Registrations. Except as would not reasonably be expected to have a Material Adverse Effect: (i) Schedule 12(a) and 12(b) to the Perfection Certificate set forth a complete and accurate list of all U.S. and Canadian patent, trademark, industrial design and copyright registrations and applications owned by each of the Borrower and its Restricted Subsidiaries, and such items are exclusively owned by the Borrower or a Restricted Subsidiary, and (ii) all registrations and applications listed in Schedule 12(a) or 12(b) to the Perfection Certificate dated the Closing Date are valid and in full force and effect, as applicable.

(e) No Violations or Proceedings. To the knowledge of the Borrower, and except as would not reasonably be expected to result in a Material Adverse Effect, on and as of the Closing Date, there is no violation by others of any right of any Loan Party with respect to any Intellectual Property pledged by it under the name of such Loan Party except as may be set forth on Schedule 4.21(e).

4.22	Eligible Accounts.

As to each Account that is identified by the Borrower as an Eligible Account in a Borrowing Base Certificate submitted to Agent, such Account is (a) a bona fide existing payment obligation of the applicable Account Debtor created by the sale and delivery of Inventory or the rendition of services to such Account Debtor in the ordinary course of the Borrower’s business, (b) owed to the applicable Borrowing Base Party without any known defenses, disputes, offsets, counterclaims, or rights of return or cancellation, and (c) not excluded as ineligible by virtue of one or more of the excluding criteria (other than any Agent-discretionary criteria) set forth in the definition of Eligible Accounts.

4.23	Eligible Inventory.

As to each item of Inventory that is identified by the Borrower as Eligible Inventory in a Borrowing Base Certificate submitted to Agent, such Inventory is (a) of good and merchantable quality, free from known defects, and (b) not excluded as ineligible by virtue of one or more of the excluding criteria (other than any Agent-discretionary criteria) set forth in the definition of Eligible Inventory.

4.24	Location of Inventory.

Except as set forth in Schedule 2(e) of the Perfection Certificate, the Inventory of the Loan Parties and their Subsidiaries is not stored with a bailee, warehouseman, or similar party and is located only at, or in-transit between, the locations identified on Schedule 2(a), 2(b), 2(c) and 2(d) to the Perfection Certificate (as such Schedule may be updated by a Perfection Certificate Supplement delivered pursuant to this Agreement).

4.25	Inventory Records.

Each Loan Party keeps correct and accurate records itemizing and describing the type, quality, and quantity of its and its Subsidiaries’ Inventory and the book value thereof.

4.26	Other Documents.

Neither the Borrower nor any of its Restricted Subsidiaries is in default in any manner under any provision of any indenture or other agreement or instrument evidencing Indebtedness, or any other agreement or instrument to which it is a party or by which it or any of its property is or may be bound, where such default, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, and no condition exists which, with the giving of notice or the lapse of time or both, would constitute such a default.

4.27	Immaterial Subsidiaries.

As of the Closing Date, no Immaterial Subsidiaries exist. At all times, no Immaterial Subsidiary (a) owns any assets (other than assets of a de minimis nature), (b) has any liabilities (other than liabilities of a de minimis nature), or (c) engages in any business activity.

4.28	Hedge Agreements.

On each date that any Hedge Agreement is executed by any Hedge Provider, Borrower and each other Loan Party satisfy all eligibility, suitability and other requirements under the Commodity Exchange Act (7 U.S.C. § 1, et seq., as in effect from time to time) and the Commodity Futures Trading Commission regulations.

5.	AFFIRMATIVE COVENANTS.

Each of Parent and each of the Loan Parties covenants and agrees that, until the termination of all of the Commitments and payment in full of the Obligations:

5.1	Financial Statements, Reports, Certificates.

The Borrower (a) will deliver to Agent, with copies to each Lender, each of the financial statements, reports, and other items set forth on Schedule 5.1 to this Agreement no later than the times specified therein, (b) agree that no Subsidiary of a Loan Party will have a fiscal year different from that of Parent and the Borrower, (c) agree to maintain a system of accounting that enables the Borrower to produce financial statements in accordance with IFRS, and (d) agree that they will, and will cause each other Loan Party to, (i) keep a reporting system that shows all additions, sales, claims, returns, and allowances with respect to their and their Subsidiaries’ sales, and (ii) maintain their billing systems and practices substantially as in effect as of the Closing Date and shall only make material modifications thereto with notice to, and with the consent of, Agent.

5.2	Reporting.

(a) Borrower (a) will deliver to Agent (and if so requested by Agent, with copies for each Lender) each of the reports set forth on Schedule 5.2 to this Agreement at the times specified therein, and (b) agree to use commercially reasonable efforts in cooperation with Agent to facilitate and implement a system of electronic collateral reporting in order to provide electronic reporting of each of the items set forth on such Schedule. Borrower and Agent hereby agree that the delivery of the Borrowing Base Certificate through Agent’s electronic platform or portal, subject to Agent’s authentication process, by such other electronic method as may be approved by Agent from time to time in its sole discretion, or by such other electronic input of information necessary to calculate the Borrowing Base as may be approved by Agent from time to time in its sole discretion, shall in each case be deemed to satisfy the obligation of Borrower to deliver such Borrowing Base Certificate, with the same legal effect as if such Borrowing Base Certificate had been manually executed by Borrower and delivered to Agent.

(b) The Borrower shall deliver or cause to be delivered (at the expense of the Borrower) to the Agent a Borrowing Base Certificate, to be delivered within three Business Days after a Loan Party consummates any conveyance, sale, lease, license, assignment, transfer, or other disposition of any Eligible Accounts and/or Eligible Inventory (other than a conveyance, sale, lease, license, assignment, transfer, or other disposition of Inventory in the ordinary course of business) to any Person (other than to a Loan Party) in each case that are (or would have otherwise been) included in computation of the Borrowing Base (including the sale of any capital stock of any Loan Party or any Borrowing Base Guarantor ceasing to be a Loan Party, in either case, to the extent such entity owns any Eligible Accounts or Eligible Inventory) with a value (as reasonably determined by the Borrower) in excess of $5,000,000. Such Borrowing Base Certificate shall be prepared as of the last day of the preceding Fiscal Month calculated on a pro forma basis after giving effect to such disposition and setting forth the value of the Eligible Accounts and Eligible Inventory previously included in the Borrowing Base and disposed of in such disposition, together with, in each case, any additional schedules and other information that the Agent may reasonably request.

(c) If a Loan Party consummates any conveyance, sale, lease, license, assignment, transfer, or other disposition of any PP&E Collateral (other than a Permitted Disposition except pursuant to clause (aa) of the definition thereof) having a Fair Market Value in excess of the Material Dispositions Thresholds to any Person (other than to another Loan Party) (including the sale of any capital stock of any Loan Party or any Borrowing Base Guarantor ceasing to be a Loan Party, in either case, to the extent such entity owns any PP&E Collateral), the Borrower shall notify the Agent within five (5) Business Days after consummating such transaction, and thereafter the Agent may, in its Permitted Discretion, require the Borrower to deliver or cause to be delivered (at the expense of the Borrower) to the Agent an updated Real Property Appraisal or a M&E Appraisal, to be delivered within forty-five (45) days of such request.

(d) The delivery of each certificate and report or any other information delivered pursuant to this Section shall constitute a representation and warranty by the Borrower that the statements and information contained therein are true and correct in all material respects on and as of such date.

5.3	Existence.

Except as otherwise permitted under Section 6.3 or Section 6.4, each Loan Party will, and will cause each of its Restricted Subsidiaries to, at all times preserve and keep in full force and effect such Person’s valid existence and good standing in its jurisdiction of organization and, except as could not reasonably be expected to result in a Material Adverse Effect, good standing with respect to all other jurisdictions in which it is qualified to do business and any rights, franchises, permits, licenses, accreditations, authorizations, or other approvals material to their businesses.

5.4	Maintenance of Properties.

Each Loan Party will, and will cause each of its Restricted Subsidiaries to, maintain and preserve all of its assets that are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear, tear, casualty, and condemnation and Permitted Dispositions and any Asset Disposition consummated in compliance with Section 6.4 excepted (and except where the failure to so maintain and preserve assets could not reasonably be expected to result in a Material Adverse Effect). With respect to each Lease, the respective Loan Party shall perform all the obligations imposed upon it by the landlord under such Lease and enforce all of the tenant’s obligations thereunder, except where the failure to so perform or enforce, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

5.5	Taxes.

Each of Parent and the Borrower will pay and discharge, and will cause each of its Restricted Subsidiaries to pay and discharge, all material Taxes and Priority Claims imposed upon it or upon its income or profits or upon any properties belonging to it, prior to the date on which penalties attach thereto, and all lawful claims which, if unpaid, might become a Lien or charge upon any properties of Parent, the Borrower or any of its Restricted Subsidiaries not otherwise permitted under Section 6.2; provided that neither Parent, the Borrower nor any of their Restricted Subsidiaries shall be required to pay any such Tax which is being contested in good faith and by proper proceedings and for which Parent, the Borrower or such Restricted Subsidiary, as applicable has maintained adequate reserves with respect thereto in accordance with IFRS and such non-payment does not give rise to a Priority Claim.

5.6	Insurance.

(a) Generally. Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, the Borrower will, and will cause each of its Restricted Subsidiaries to, keep its insurable property adequately insured at all times by financially sound and reputable insurers and maintain such other insurance, to such extent and against such risks as is customary with companies in the same or similar businesses operating in the same or similar locations, including insurance with respect to Mortgaged Properties and other properties material to the business of the Borrower and its Restricted Subsidiaries against such casualties and contingencies and of such types and in such amounts with such deductibles as is customary in the case of similar businesses operating in the same or similar locations, including (i) physical hazard insurance on an “all risk” basis, (ii) commercial general liability against claims for bodily injury, death or property damage covering any and all insurable claims, (iii) explosion insurance in respect of any boilers, machinery or similar apparatus constituting Collateral, (iv) business interruption insurance and (v) such other insurance as may be required by any Applicable Law; provided that with respect to physical hazard insurance, neither the Agent nor the Borrower or any of its Restricted Subsidiaries shall agree to the adjustment of any claim thereunder without the consent of the other (such consent not to be unreasonably withheld or delayed); provided, further, that the consent of neither the Borrower nor any of its Restricted Subsidiaries shall be required during an Event of Default.

(b) Requirements of Insurance. All such insurance shall (i) provide that no cancellation, material reduction in amount or material change in coverage thereof shall be effective until at least 30 days (or 10 days in the case of the failure to pay any premiums thereunder) after receipt by the Agent of written notice thereof and (ii) name the Agent as mortgagee (in the case of property insurance) or additional insured on behalf of the Secured Parties (in the case of liability insurance) or lender loss payee (in the case of property insurance), as applicable.

(c) Broker’s Report. The Borrower shall deliver to the Agent and the Lenders a report of a reputable insurance broker with respect to such insurance and such supplemental reports with respect thereto as the Agent may from time to time reasonably request.

(d) Mortgaged Properties. No Loan Party that is a holder of Mortgaged Property shall take any action that is reasonably likely to be the basis for termination, revocation or denial of any insurance coverage required to be maintained under such Loan Party’s respective Mortgage or that could be the basis for a defense to any claim under any Insurance Policy maintained in respect of the Premises, and the Borrower shall otherwise comply in all material respects with all Insurance Requirements in respect of the Premises; provided, however, that each Loan Party may, at its own expense and after written notice to the Agent, (i) contest the applicability or enforceability of any such Insurance Requirements by appropriate legal proceedings, the prosecution of which does not constitute a basis for cancellation or revocation of any insurance coverage required under this Section 5.6 or (ii) cause the Insurance Policy containing any such Insurance Requirement to be replaced by a new policy complying with the provisions of this Section 5.6.

(e) Flood Insurance. If at any time the area in which any Real Property that is subject to a Mortgage is located is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), obtain flood insurance in such total amount and on terms that are reasonably satisfactory to Agent and all Lenders from time to time, and otherwise comply with the Flood Laws or as is otherwise reasonably satisfactory to Agent and all Lenders.

5.7	Books; Inspection; Appraisals.

(a) The Borrower will, and will cause each of its Restricted Subsidiaries to, keep proper books of record and accounts in which full, true and correct entries in conformity with all Applicable Laws shall be made of all dealings and transactions in relation to its business and activities in order to permit the preparation of financial statements in conformity with IFRS. The Borrower will, and will cause each of its Restricted Subsidiaries to, permit officers and designated representatives of the Agent or any Lender to visit and inspect, under guidance of officers of the Borrower or such Restricted Subsidiary, any of the properties of the Borrower or such Restricted Subsidiary, and to examine the books of account of the Borrower or such Restricted Subsidiary and discuss the affairs, finances and accounts of the Borrower or such Restricted Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all upon reasonable prior notice and at such reasonable times and intervals and to such reasonable extent as the Agent or any such Lender may reasonably request.

(b) Each Loan Party will, and will cause each of its Subsidiaries to, permit Agent and each of its duly authorized representatives or agents to conduct field examinations, appraisals or valuations at such reasonable times and intervals as Agent may designate, at the Borrower’s expense in accordance with the provisions of the Fee Letters, subject to the limitations set forth below in Section 5.7(c).

(c) The Loan Parties shall cooperate fully with the Agent and its agents during all Collateral field exams and Inventory appraisals which shall be at the expense of the Borrower; provided that no more than one collateral field exam and one inventory appraisal during any twelve month period following the Closing Date may be conducted at the expense of the Borrower and Agent shall waive the foregoing Inventory appraisal requirement being for the expense of the Borrower for any subsequent twelve month period in the event that Revolver Usage (excluding Letter of Credit Usage attributable to standby Letters of Credit) is less than 20% of the Maximum Revolver Amount in the previous twelve month period (such waiver not to be available in consecutive twelve month periods); provided, further, that the Agent and its agents may conduct, at the Borrower’s expense, one additional collateral field exam and one additional inventory appraisal per annum if Specified Excess Availability is less than 12.5% of the Maximum Revolver Amount during a Fiscal Year or following the occurrence and during the continuation of any Specified Event of Default, in each case, in scope and form satisfactory to the Agent, from a third-party appraiser (satisfactory to the Agent) and a third-party consultant (satisfactory to the Agent). In addition to the foregoing, if at any time the Revolver Usage exceeds the A/R Component, then the Agent shall be permitted, at the expense of the Agent, to request a desktop inventory appraisal and/or additional mark-to-market adjustment information on Inventory from the Loan Parties or the appraiser, as applicable, and the Loan Parties shall cooperate fully with the Agent in connection therewith.

5.8	Compliance with Laws.

Each Loan Party will, and will cause each of its Restricted Subsidiaries to, comply with the requirements of all applicable laws, rules, regulations, and orders of any Governmental Authority, other than laws, rules, regulations, and orders the non-compliance with which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.9	Environmental.

Each Loan Party will, and will cause each of its Subsidiaries to:

(a) Except where failure to do so will not reasonably be expected to have a Material Adverse Effect, to comply, with all Environmental Laws; obtain and renew all Environmental Permits applicable to its business facilities, operations and Real Property; and conduct all Responses required by, and in accordance with, Environmental Laws which, if not so conducted, could reasonably be expected to result in the creation of any Lien in favor of any Governmental Authority for (i) liability under Environmental Laws or (ii) damages arising from, or costs incurred by, such Governmental Authority in response to a Release or threatened Release of any Hazardous Material into the Environment; provided that neither the Borrower, nor any of its Subsidiaries shall be required to undertake any Response to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with IFRS.

(b) If an Event of Default that results in the Release of Hazardous Materials or is otherwise a breach of Section 5.9(a) shall have occurred and be continuing for more than 45 days, at the written request of the Agent or the Required Lenders through the Agent, the Borrower or any of its Subsidiaries shall provide to the Lenders within 90 days after such request (or such longer period as may be agreed by the Agent in its sole discretion), at the expense of the Borrower, a report, prepared by a reputable environmental consulting firm reasonably acceptable to the Agent with respect to each Mortgaged Property with respect to which a breach of Section 5.9(a) has occurred, describing the Release of Hazardous Materials or such breach and any related adverse impacts, and the estimated cost of any Response that may be required pursuant to Environmental Laws to address such Release or such breach and related adverse impacts.

5.10	Disclosure Updates.

Each Loan Party will, promptly and in no event later than five Business Days after obtaining knowledge thereof, notify Agent if any written information, exhibit, or report furnished to Agent or the Lenders contained, at the time it was furnished, any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made. The foregoing to the contrary notwithstanding, any notification pursuant to the foregoing provision will not cure or remedy the effect of the prior untrue statement of a material fact or omission of any material fact nor shall any such notification have the effect of amending or modifying this Agreement or any of the Schedules hereto.

5.11	Acquisition of Subsidiaries.

Each Loan Party will, at the time that any Loan Party forms any direct or indirect Subsidiary, acquires any direct or indirect Subsidiary after the Closing Date, within thirty days of such event (or such later date as permitted by Agent in its sole discretion) (a) unless such Subsidiary is an Excluded Subsidiary or an Unrestricted Subsidiary, cause such new Subsidiary (i) to provide to Agent a Joinder to this Agreement, and (ii) to provide to Agent a joinder(s) to the Security Documents, in each case, comply with the requirements set forth in clause (a) of the definition of “Collateral and Guarantee Requirement” necessary to cause the Lien created by the applicable Security Document to be duly perfected to the extent required by such Security Document in accordance with the Collateral and Guarantee Requirement. Any document, agreement, or instrument executed or issued pursuant to this Section 5.11 shall constitute a Loan Document.

5.12	Further Assurances.

(a) Each Loan Party will, and will cause each of the other Loan Parties to, at any time upon the reasonable request of Agent, execute or deliver to Agent any and all financing statements, fixture filings, security agreements, pledges, assignments, mortgages, deeds of trust, opinions of counsel, and all other documents (the “Additional Documents”) that Agent may reasonably request in form and substance reasonably satisfactory to Agent, to create, perfect, and continue perfected or to better perfect Agent’s Liens in all of the assets of each of the Loan Parties (whether now owned or hereafter arising or acquired, tangible or intangible, real or personal) (other than any Excluded Assets), and in order to fully consummate all of the transactions contemplated hereby and under the other Loan Documents all in accordance with the Collateral and Guarantee Requirements and in any event within 30 days after the acquisition thereof (or such longer period as the Agent may agree in its sole discretion)).

(b) Subject to the terms of each Acceptable Intercreditor Agreement then extant, the Borrower will, and will cause each other Loan Party to, with respect to any Person that is or becomes (or is required to become) a Subsidiary Guarantor after the Closing Date, promptly (and in any event within 30 days after such Person becomes a Subsidiary (or such longer period as the Agent may agree in its sole discretion)), cause such Loan Party and such Person (other than an Excluded Subsidiary) to comply with the requirements set forth in clause (a) of the definition of “Collateral and Guarantee Requirement” necessary to cause the Lien created by the applicable Security Document to be duly perfected to the extent required by such Security Document in accordance with the Collateral and Guarantee Requirement.

(c) Subject to the terms of each Acceptable Intercreditor Agreement then extant, the Borrower will, and will cause each other Loan Party to, promptly upon the reasonable request of the Agent, or any Lender, at the Loan Parties’ expense, execute, acknowledge and deliver, or cause the execution, acknowledgment and delivery of, and thereafter register, file or record, or cause to be registered, filed or recorded, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Security Documents or otherwise deemed by the Agent reasonably necessary or desirable for the continued validity, perfection and priority of the Liens on the Collateral covered thereby subject to no other Liens except Permitted Liens, or obtain any consents or waivers as may be necessary or appropriate in connection therewith and deliver or cause to be delivered to the Agent from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Agent, as it shall reasonably deem necessary to perfect or maintain the Liens on the Collateral pursuant to the Security Documents. Upon the exercise following an Event of Default by the Agent or any Lender of any power, right, privilege or remedy pursuant to any Loan Document which requires any consent, approval, registration, qualification or authorization of any Governmental Authority, execute and deliver all applications, certifications, instruments and other documents and papers that the Agent, the Agent or such Lender may require. If the Agent or the Required Lenders reasonably determine that they are required by a Applicable Law to have additional appraisals prepared in respect of the Real Property of any Loan Party (other than Parent) constituting Collateral, the Borrower shall provide to the Agent appraisals that satisfy the applicable requirements of (i) the Real Estate Appraisal Reform Amendments of FIRREA (for Real Property located in the United States), (ii) the Appraisal Institute of Canada (for Real Property located in Canada) or (iii) any successor equivalent of (i) and (ii), and are otherwise in form and substance satisfactory to the Agent, acting reasonably.

(d) In furtherance of, and not in limitation of, the foregoing, each Loan Party shall take such actions as Agent may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all of the assets of the Loan Parties, including all of the outstanding capital Equity Interests of each Loan Party and its Subsidiaries (in each case, other than with respect to any Excluded Assets). Notwithstanding anything to the contrary contained herein (including Section 5.11 hereof and this Section 5.12) or in any other Loan Document, Agent shall not accept delivery of any joinder to any Loan Document with respect to any Subsidiary of any Loan Party that is not a Loan Party, if such Subsidiary that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation unless such Subsidiary has delivered a Beneficial Ownership Certification in relation to such Subsidiary and Agent has completed its Patriot Act searches, OFAC/PEP searches and customary individual background checks for such Subsidiary, the results of which shall be satisfactory to Agent.

(e) The Loan Parties will within 90 days of the acquisition of any Material Real Estate Asset (as such period may be extended in the sole discretion of the Agent) owned in fee simple by such Loan Party as is acquired by such Loan Party after the Closing Date or leased by a Loan Party after the Closing Date, comply with the requirements set forth in clause (b) of the definition of “Collateral and Guarantee Requirement” to create a valid and enforceable perfected Lien on such Material Real Estate Asset in favor of the Agent, for its benefit and the benefit of the Secured Parties, subject only to Permitted Liens.

(f) If any Lender determines, acting reasonably, that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender to hold or benefit from a Lien over real property pursuant to any law of the United States or any State thereof, such Lender may notify the Agent and disclaim any benefit of such security interest to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Lien for the benefit of any other Lender or Secured Party.

5.13	Lender Calls.

At the request of the Agent, the Borrower will within 10 days after the date of the delivery (or, if later, required delivery) of the quarterly and annual financial information pursuant to Section 5.1, hold a conference call or teleconference, at a time selected by the Borrower with such of the Lenders that choose to participate, to review the financial results of the previous Fiscal Quarter or Fiscal Year, as the case may be, and the financial condition of the Borrower and its Restricted Subsidiaries and the budgets presented for the current Fiscal Year of the Borrower and its Restricted Subsidiaries.

5.14

Location of Collateral; Chief Executive Office. Parent and the Borrower will not, and will not permit any other Loan Party to, effect any change (i) in any Loan Party’s legal name, (ii) in the location of any Loan Party’s chief executive office, its principal place of business, any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral owned by it is located (including the establishment of any such new office or facility), (iii) in any Loan Party’s identity or organizational structure, (iv) in any Loan Party’s Federal Taxpayer Identification Number or organizational identification number, if any, or (v) in any Loan Party’s jurisdiction of organization (in each case, including by merging or amalgamating with or into any other entity, reorganizing, dissolving, liquidating, reorganizing or organizing in any other jurisdiction), until (A) it shall have given the Agent five Business Days’ prior written notice of its intention so to do, clearly describing such change and providing such other information in connection therewith as the Agent may reasonably request and (B) it shall have taken all action reasonably requested by the Agent to maintain the perfection and priority of the security interest of the Agent for the benefit of the Secured Parties in the Collateral, if applicable. Each Loan Party agrees to promptly provide the Agent with certified Organizational Documents reflecting any of the changes described in the preceding sentence. Each Loan Party also agrees to promptly notify the Agent of any change in the location of any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral is located (including the establishment of any such new office or facility), other than changes in location to a Mortgaged Property or a leased property subject to a Collateral Access Agreement.

5.15	OFAC; Sanctions; Anti-Corruption Laws; Anti-Money Laundering Laws.

Each Loan Party will, and will cause each of its Subsidiaries to, comply with all ~~applicable~~ Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. Each of the Loan Parties and its Subsidiaries shall implement and maintain in effect policies and procedures reasonably designed to ensure compliance by the Loan Parties and their Subsidiaries and their respective directors, officers, employees, agents and Affiliates with Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws. Notwithstanding any other provision of this Section, no Canadian Loan Party shall be required to comply with any Sanctions, or shall be restricted from engaging in any transaction, in each case, to the extent that such compliance or restriction would breach the Foreign Extraterritorial Measures Act (Canada).

5.16	Collateral Accounts; Cash Management.

(a) The Borrower and each other Borrowing Base Guarantor hereby agree not to grant to any Account Debtor any credit, discount, allowance or extension, or to enter into any agreement for any of the foregoing, without the Agent’s consent, except in the ordinary course of business in accordance with the Borrower’s or such Borrowing Base Party’s customary practices and policies and as previously disclosed to the Agent. So long as no Event of Default exists or has occurred and is continuing, the Borrower and each Borrowing Base Guarantor may settle, adjust or compromise any claim, offset, counterclaim or dispute with any Account Debtor.

(b) With respect to each Account: (i) the amounts shown on any invoice delivered to the Agent or schedule thereof delivered to the Agent shall be true and complete in all material respects; and (ii) none of the transactions giving rise thereto will violate any applicable law or regulations, all documentation relating thereto will be legally sufficient under such laws and regulations and all such documentation will be legally enforceable in accordance with its terms.

(c) The Borrower and each Borrowing Base Guarantor shall maintain a cash management system as described on Schedule 5.16 attached hereto (including a list of all Deposit Accounts or Securities Accounts of the Borrower and its Restricted Subsidiaries ) (as such Schedule 5.16 may be updated in writing (i) by the Borrower to add and/or remove Deposit Accounts (including any Blocked Account) or Securities Accounts of the Borrower and its Restricted Subsidiaries after the Closing Date or (ii) to make such other modifications thereto, in each case as consented to by the Agent (which consent shall not be unreasonably withheld, conditioned or delayed)) (the “Cash Management System”), and which shall operate as follows:

(d) Except in connection with Excluded Accounts, at all times the Borrower and each Borrowing Base Guarantor will take all reasonable actions necessary to deposit funds held by the Borrower or such Borrowing Base Guarantor (other than funds being collected pursuant to the provisions stated below) in one or more Deposit Accounts or Securities Accounts subject to the terms of the applicable Security Documents and applicable Control Agreements.

(e) Except in connection with Excluded Accounts, at all times the Borrower shall establish and maintain, at its sole expense, and shall cause each Borrowing Base Guarantor to establish and maintain, at its sole expense blocked accounts or lockboxes and related Deposit Accounts with Wells Fargo or one or more other banks reasonably acceptable to the Agent into which the Borrower and such Borrowing Base Guarantors shall promptly deposit or transfer and direct their respective Account Debtors to directly remit all payments on Accounts and all payments constituting proceeds of Inventory or other Collateral in the identical form in which such payments are made, whether by cash, check or other manner, and shall be identified and segregated from all other funds of the Borrower and the Borrowing Base Guarantors (in each case, “Blocked Accounts”); (it being understood that any Canadian Schedule I bank that is a Lender is reasonably acceptable to the Agent). The Borrower and such Borrowing Base Guarantors shall deliver, or cause to be delivered, to the Agent a Control Agreement duly authorized, executed and delivered by each such Loan Party where a Blocked Account for the benefit of the Borrower or any such Borrowing Base Guarantor is maintained, and by each bank where any such Blocked Account is from time to time maintained. Except in connection with Excluded Accounts, the Borrower and such Borrowing Base Guarantors shall not establish any Deposit Accounts after the Closing Date into which payments on Accounts and payments constituting proceeds of Inventory or other Collateral are deposited, unless the Borrower or such Borrowing Base Guarantor (as applicable) have complied in full with the provisions of this Section 5.16(e) with respect to such Deposit Accounts.

(f) With respect to the Blocked Accounts of the Borrower and such Borrowing Base Guarantors as the Agent shall determine in its sole reasonable discretion, the applicable bank maintaining such Blocked Accounts shall agree to forward daily all amounts in such Blocked Account to one Blocked Account designated as no more than two concentration accounts (one for each Currency) in the name of the Borrower (collectively, the “Concentration Account”) at Wells Fargo Bank, N.A (or other financial institution reasonably acceptable to the Agent) (the “Concentration Account Bank”), which on the Closing Date shall consist of accounts held with Bank of Montreal and BMO Harris Bank. The Concentration Account Bank shall agree, from and after the receipt of a notice (an “Activation Notice”) from the Agent (which Activation Notice may be given by the Agent at any time during a Dominion Period) pursuant to the applicable Control Agreement, to forward daily all amounts in the Concentration Account to the account designated as the collection account (the “Collection Account”) which shall be under the exclusive dominion and control of the Agent (it being understood that prior to delivery of an Activation Notice the Borrower and such Borrowing Base Guarantors shall have access to funds in the Concentration Account).

(g) At any time that a Dominion Period is in effect, except as otherwise provided herein, all collected amounts held in the Collection Account shall be distributed and applied on a daily basis by the close of business on each Business Day in accordance with Section 2.4(b), 2.4(b)(iii) (in each case, to the extent the Agent has actual knowledge of the amounts owing or outstanding as described below and any applications otherwise required to be applied pursuant to the terms of the respective Security Documents) or otherwise in such order as the Agent may determine in its reasonable discretion.

(h) Notwithstanding any provision of this Section 5.16 to the contrary, in the event that any Loan Party receives or otherwise has dominion and control of any proceeds or collections of Accounts or proceeds of Collateral outside of the Blocked Accounts, such proceeds and collections shall be held in trust by such Loan Party for the Agent and shall, not later than five (5) Business Days after receipt thereof, be deposited into a Blocked Account or the Concentration Account or dealt with in such other fashion as such Loan Party may be instructed by the Agent.

(i) With respect to Qualified Cash, prior to becoming eligible for inclusion in the Borrowing Base, the Borrower shall identify to the Agent in writing those Deposit Accounts in which Qualified Cash is to be maintained, deliver to the Agent fully executed Control Agreements with respect to such Deposit Accounts maintained with third party financial institutions, and provided that the Agent shall have direct on-line access to monitor the account balances therein from time to time on a daily basis.

5.17	Designation of Restricted and Unrestricted Subsidiaries.

(a) The Borrower may designate (or re-designate) any Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary if that designation would not cause an Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, then, other than in the case of New PortLP and New PortGP, such designation will be deemed to be an Investment by the Borrower therein made as of the time of the designation in an amount equal to the portion of the Fair Market Value of the net assets of such Subsidiary attributable to the Borrower’s equity interest therein as estimated by the Borrower in good faith, and will reduce the amount available for Restricted Payments under Section 6.7 or under one or more clauses of the definition of Permitted Investments, as determined by the Borrower, in an amount equal to such deemed Investment. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Borrower; provided that such designation will be deemed to be an incurrence of Liens and Indebtedness by a Restricted Subsidiary of the Borrower of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Liens and Indebtedness are permitted under Sections 6.1 and 6.2, in each case, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period and (2) no Event of Default would be in existence following such designation. Any such designation by the Borrower shall be evidenced to the Agent by an officer’s certificate certifying that such designation complies with the preceding conditions.

(b) Notwithstanding anything to the contrary herein, on the Closing Date, New PortLP and New PortGP shall be the only Subsidiaries of the Borrower that shall be Unrestricted Subsidiaries.

5.18	Employee Benefits.

With respect to all Plans, each Loan Party shall (a) comply with the applicable provisions of the PBA, any other applicable Requirements of Law and with all applicable collective bargaining agreements, except where such failure to comply would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (b) furnish to the Agent copies of any notice of intention to terminate or wind up any DB Plan or notice of intent to order a termination or winding up of any DB Plan sent by any applicable Governmental Authority to any Loan Party; and (c) upon request by the Agent, copies of (i) the most recent actuarial valuation report for each DB Plan; and (ii) such other documents or reports or filings with a Governmental Authority relating to any DB Plan as the Agent shall reasonably request. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Loan Party shall adopt, participate in, or have any liability (contingent or otherwise) with respect to, any ERISA Plan.

5.19	Performance of Obligations.

The Borrower will, and will cause each of its Restricted Subsidiaries to, perform all of its obligations under the terms of each mortgage, indenture, security agreement, loan agreement or credit agreement and each other agreement, contract or instrument by which it is bound, except such non-performances as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.20	Post-Closing Matters.

(a) On or prior to the date that is thirty (30) days after the Closing Date (in each case or such longer period as may be extended by the Agent in its sole discretion), the Loan Parties shall:

(i) deliver, or cause to be delivered, such endorsements under the insurance policies of the Loan Parties as the Agent may reasonably request, including, without limitation, naming the Agent as additional insured and lenders loss payee, and providing that such policies may be terminated or cancelled only upon 30 days’ prior written notice to the Agent; and

(ii) cause the Equity Interests of Algoma Steel USA Inc. that are held by the Borrower to be certificated, and shall deliver, or cause to be delivered, to the Agent the certificates, instruments and other documents representing or evidencing such Equity Interests, together with share transfer powers executed in blank in form reasonably satisfactory to Agent.

(b) On or prior to the date that is ninety (90) days after the Closing Date (in each case or such longer period as may be extended by the Agent in its sole discretion), the Loan Parties shall:

(i) deliver, or cause to be delivered, (i) a Real Property Appraisal, and (ii) a M&E Appraisal;

(ii) with respect to each Material Real Estate Asset, comply with the requirements set forth in clause (b) of the definition of “Collateral and Guarantee Requirement”; and

(iii) cause each of New PortLP and New PortGP to comply with the requirements set forth in clause (a) and (b) of the definition of “Collateral and Guarantee Requirement”.

5.21	Use of Proceeds.

The Borrower shall use the proceeds of the Loans and the Letters of Credit solely for its day-to-day working capital requirements, for its general letter of credit requirements, and for its other general corporate purposes.

6.	NEGATIVE COVENANTS.

Each of Parent (solely with respect to Section 6.13) and each Loan Party covenants and agrees that, until the termination of all of the Commitments and the payment in full of the Obligations:

6.1	Indebtedness.

(a) Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume, suffer to exist, guarantee, or otherwise become or remain, directly or indirectly, liable with respect to any Indebtedness, except for Permitted Indebtedness.

(b) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:

(i) subject to clause (ii) below, in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the definition of Permitted Indebtedness (at the time of incurrence or at a later date), the Borrower in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Indebtedness in any manner that complies with the definition of Permitted Indebtedness and such Indebtedness shall be treated as having been made pursuant only to the clause or clauses of the definition of Permitted Indebtedness to which such Indebtedness has been classified or reclassified; provided that, (X) upon delivery of any financial statements pursuant to Section 5.2 following the initial incurrence or making of any such reclassifiable item, if such reclassifiable item could, based on such financial statements, have been incurred or made in reliance on clause (a) or any “ratio-based” basket or exception, such reclassifiable item shall automatically be reclassified as having been incurred or made under the applicable provisions of clause (a) or such “ratio-based” basket or exception, as applicable (in each case, subject to any other applicable provision of clause (a) or such “ratio-based” basket or exception, as applicable) and (Y) any Indebtedness need not be permitted solely by reference to one category or clause of the definition of Permitted Indebtedness but may instead be permitted in part under any combination thereof or under any other available exception and only be required to include the amount and type of such Indebtedness in one of the clauses (a) or (b) of this definition;

(ii) all Indebtedness outstanding (or permitted to be incurred) (A) under this Agreement, shall be deemed to have been incurred on the Closing Date under clause (k) of the definition of Permitted Indebtedness, (B) under the CapEx Facilities, shall be deemed to have been incurred under clause (r) of the definition of Permitted Indebtedness, and (C) under any Term Loan Facility, will at all times be deemed to be outstanding in reliance only on the exception in clause (a) of the definition of Permitted Indebtedness and, in each case of (A) through (C), may not be reclassified at any time pursuant to clause (b)(i) of this definition;

(iii) Guaranties of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(iv) if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are incurred pursuant to any Term Loan Facility and are being treated as incurred pursuant to clause (a), (g), (j), (k), (n) or (t) above and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(v) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(vi) the amount of any Indebtedness outstanding as of any date shall be the accreted value thereof in the case of any Indebtedness issued with original issue discount and (y) the principal amount of Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness.

(c) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Disqualified Equity Interests or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, will not be deemed to be an incurrence of Indebtedness for purposes of the definition of Permitted Indebtedness.

(d) If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Borrower as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this definition, the Borrower shall be in default of this Section 6.1).

(e) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Borrower or a Restricted Subsidiary may incur pursuant to this Section 6.1 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

6.2	Liens.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens.

6.3	Restrictions on Fundamental Changes.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, other than in order to consummate a Permitted Acquisition or an Asset Disposition permitted pursuant to Section 6.4:

(a) enter into any amalgamation, merger, consolidation, reorganization, or recapitalization with, or convey, transfer or lease all or substantially all its assets to, any Person, or reclassify its Equity Interests, except for (i) any merger, amalgamation or consolidation between Loan Parties, or (ii) any merger, amalgamation or consolidation between a Loan Party and a Subsidiary of such Loan Party that is not a Loan Party so long as such Loan Party is the surviving entity of any such merger, amalgamation or consolidation, and provided, in the case of clause (i) or (ii), the resulting, surviving, continuing or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of (x) Canada or any Province of Canada or (y) the United States of America, any State of the United States of America or the District of Columbia at the time of the execution of an assignment and assumption agreement and the Successor Company (if not the Borrower or a Loan Party) will expressly assume, by an assignment and assumption agreement, executed and delivered to the Agent, in form satisfactory to the Agent, all the obligations of Borrower or such Loan Party under the Loan Documents, and (iii) any merger, amalgamation or consolidation between Subsidiaries of any Loan Party that are not Loan Parties,

(b) liquidate, wind up, or dissolve itself (or suffer any liquidation or dissolution), except for (i) the liquidation or dissolution of non-operating Subsidiaries of any Loan Party with nominal assets and nominal liabilities, (ii) the liquidation or dissolution of a Loan Party (other than Parent or the Borrower) or any of its wholly-owned Subsidiaries so long as all of the assets (including any interest in any Equity Interests) of such liquidating or dissolving Loan Party or Subsidiary are transferred to a Loan Party that is not liquidating or dissolving, or (iii) the liquidation or dissolution of a Subsidiary of any Loan Party that is not a Loan Party (other than any such Subsidiary the Equity Interests of which (or any portion thereof) is subject to a Lien in favor of Agent) so long as all of the assets of such liquidating or dissolving Subsidiary are transferred to a Subsidiary of a Loan Party that is not liquidating or dissolving,

(c) suspend or cease operating a substantial portion of its or their business, except as permitted pursuant to clauses (a) or (b) above or in connection with a transaction permitted under Section 6.4,

(d) change its classification/status for U.S. federal income tax purposes; or

(e) Directly or indirectly, amend, modify, or change any of the terms or provisions of the constating documents of any Loan Party or any of its Subsidiaries if the effect thereof, either individually or in the aggregate, could reasonably be expected to be materially adverse to the interests of the Lenders.

Notwithstanding the foregoing, nothing in this Section 6.3 shall apply to: (i) the liquidation or dissolution of any Restricted Subsidiary if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower, is not materially disadvantageous to the Lenders, and the Borrower or any Restricted Subsidiary receives any assets of the relevant dissolved or liquidated Restricted Subsidiary; or (ii) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (A) any disposition otherwise permitted under Section 6.4 or this Section 6.3 or (B) any Permitted Investment.

6.4	Disposal of Assets.

(a) Other than asset dispositions or transactions expressly permitted by Sections 6.3 or 6.9, each Loan Party will not, and will not permit any of its Restricted Subsidiaries to make any Asset Disposition, in respect of properties or assets with a Fair Market Value in excess of (i) with respect to any such single Asset Disposition, $5,000,000 and (ii) with respect to one or more such Asset Dispositions during any Fiscal Year period, $10,000,000 (such amounts in clauses (i) or (ii), the “Material Dispositions Thresholds”), unless, in each case:

(i) the Borrower or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition; and

(ii) with respect to all such transactions on an aggregate basis in any Fiscal Year, at least 75% (or, in the case of an Asset Disposition of Accounts, Inventory or Qualified Cash , 80%) of the consideration from such Asset Dispositions (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Borrower or such Restricted Subsidiary pursuant to this clause (ii) since the Closing Date (on a cumulative basis), as the case may be, is in the form of cash or Cash Equivalents; and

(iii) if such Asset Disposition involves the disposition of Collateral, the Borrower or such Restricted Subsidiary has complied with the provisions of Section 5.2 (b) and (c), as applicable.

For the purposes of clause (a)(ii) of this Section 6.4, the following will be deemed to be cash:

(1)

the assumption by the transferee of Indebtedness or other liabilities contingent or otherwise of the Borrower or a Restricted Subsidiary (other than Subordinated Indebtedness of the Borrower or a Guarantor or Indebtedness or liabilities incurred in contemplation of such Asset Disposition) and the release of the Borrower or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2)

securities, notes or other obligations received by the Borrower or any Restricted Subsidiary of the Borrower from the transferee (including earn-outs or similar obligations) that are converted by the Borrower or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Disposition;

(3)

Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Borrower and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)	consideration consisting of Indebtedness of the Borrower (other than Subordinated Indebtedness) received after the Closing Date from Persons who are not the Borrower or any Restricted Subsidiary;

(5)	the amount of any trade-in value applied to the purchase price of any replacement assets acquired in connection with such Asset Disposition; and

(6)

with respect to disposed assets that are not Collateral, any Designated Non-Cash Consideration received in respect of such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (6) and that is at that time outstanding, not in excess of $15,000,000.

(b) Notwithstanding any other provision of this Agreement, the Borrower will not, and will not permit any of its Restricted Subsidiaries to, dispose of, assign, encumber or pledge any of the Equity Interests in any of the Port Lease Entities without the consent of the Agent.

6.5	Nature of Business

The Borrower and its Restricted Subsidiaries will engage (directly or indirectly) only in the businesses which relate to the production or distribution of steel or the manufacturing of steel product (including businesses such as mining) in which the Borrower and its Subsidiaries are engaged or planning to be engaged as of the Closing Date, or businesses reasonably ancillary thereto.

6.6	Restricted Debt Prepayments.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, except in connection with Permitted Refinancing Indebtedness permitted by Section 6.1:

(a) optionally prepay, redeem, defease, purchase, or otherwise acquire (A) any Junior Financing in excess of $5,000,000, or (B) solely to the extent proceeds of Revolving Loans or cash included in the Borrowing Base is being used to make such purchase, repurchase, redemption, prepayment, repayment, defeasance or other acquisition or retirement, any unsecured or junior lien Indebtedness in each case in excess of the Threshold Amount (other than (i) any such purchase, repurchase, redemption, prepayment, repayment, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase, redemption, prepayment, repayment, defeasance or other acquisition or retirement and (ii) any Indebtedness incurred pursuant to clause (c) of the definition of “Permitted Indebtedness”); or

(b) make any payment on account of Indebtedness that has been contractually subordinated in right of payment to the Obligations if such payment is not permitted at such time under the subordination terms and conditions,

(each of the foregoing in clauses (a) and (b) above, a “Restricted Debt Payment”), provided that the following shall be permitted:

(i) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, Restricted Debt Payments (combined with other Restricted Debt Payments made under this clause (i), Restricted Payments made under Section 6.7(a) and Investments made under Section 6.9(b)) in an aggregate amount not to exceed $50,000,000;

(ii) Permitted Payments; and

(iii) for certainty, any regularly scheduled payments of principal or interest under the CapEx Facilities, which shall, when applicable, be subject to the priorities and application of proceeds provisions set out in the ABL Intercreditor Agreement.

For purposes of determining compliance with this covenant, in the event that a Restricted Debt Payment meets the criteria of more than one of the categories of Permitted Payments, the Borrower in its sole discretion may divide, classify such Restricted Debt Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Debt Payment (or portion thereof) in any manner that complies with this covenant and such Restricted Debt Payment or Permitted Payment, as the case may be, shall be treated as having been made pursuant only to the clause or clauses of this Section 6.7 to which such Restricted Debt Payment or Permitted Payment, as the case may be, has been classified or reclassified; provided that, (X) upon delivery of any financial statements pursuant to Section 5.1 following the initial incurrence or making of any such reclassifiable item, if such reclassifiable item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” or Payment Conditions basket or exception, such reclassifiable item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” or Payment Conditions basket or exception, as applicable (in each case, subject to any other applicable provision of such “ratio-based” or Payment Conditions basket or exception, as applicable) and (Y) no Restricted Debt Payment nor any Permitted Payment, as the case may be, need be permitted solely by reference to one category or clause of this definition but may instead be permitted in part under any combination thereof or under any other available exception.

The amount of all Restricted Debt Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Debt Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Borrower or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Debt Payment. The Fair Market Value of any cash Restricted Debt Payment shall be its face amount, and the Fair Market Value of any non-cash Restricted Debt Payment, property or assets other than cash shall be determined conclusively by the Board of Directors of the Borrower acting in good faith.

6.7	Restricted Payments.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, make any Restricted Payment; provided, that the following shall be permitted:

(a) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, Restricted Payments (combined with other Restricted Payments made under this clause (a), Restricted Debt Payments made under Section 6.6(b)(i) and Investments made under Section 6.9(b)) in an aggregate amount not to exceed $50,000,000; and

(b) Permitted Payments.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Permitted Payments, the Borrower in its sole discretion may divide, classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this covenant and such Restricted Payment or Permitted Payment, as the case may be, shall be treated as having been made pursuant only to the clause or clauses of this Section 6.7 to which such Restricted Payment or Permitted Payment, as the case may be, has been classified or reclassified; provided that, (X) upon delivery of any financial statements pursuant to Section 5.1 following the initial incurrence or making of any such reclassifiable item, if such reclassifiable item could, based on such financial statements, have been incurred or made in reliance on any “ratio-based” or Payment Conditions basket or exception, such reclassifiable item shall automatically be reclassified as having been incurred or made under the applicable provisions of such “ratio-based” or Payment Conditions basket or exception, as applicable (in each case, subject to any other applicable provision of such “ratio-based” or Payment Conditions basket or exception, as applicable) and (Y) no Restricted Payment nor any Permitted Payment, as the case may be, need be permitted solely by reference to one category or clause of this definition but may instead be permitted in part under any combination thereof or under any other available exception.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Borrower or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The Fair Market Value of any cash Restricted Payment shall be its face amount, and the Fair Market Value of any non-cash Restricted Payment, property or assets other than cash shall be determined conclusively by the Board of Directors of the Borrower acting in good faith.

6.8	Accounting Methods/End of Fiscal Year.

Subject to Section 1.2, each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, modify or change its Fiscal Year-end from March 31, or its method of accounting (other than as may be required to conform to IFRS); provided that the Borrower may, upon written notice to the Agent, change its Fiscal Year-end to another date reasonably acceptable to the Agent, in which case the Borrower and the Agent will, and are hereby authorized to (without requiring the consent of any other Person, including any Lender), make any adjustments to this Agreement that are necessary to reflect such change in Fiscal Year.

6.9	Investments.

Each Loan Party will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make or acquire any Investment or incur any liabilities (including contingent obligations) for or in connection with any Investment except for, so long as it is permitted by law:

(a) Permitted Investments;

(b) so long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, Investments (combined with other Investments made under this clause (b), Restricted Debt Payments made under Section 6.6(b)(i) and Restricted Payments made under Section 6.7(a)) in an aggregate amount not to exceed $50,000,000; and

(c) Permitted Payments.

6.10	Transactions with Affiliates.

(a) The Borrower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Borrower (an “Affiliate Transaction”) involving aggregate value in excess of $2,500,000 unless:

(i) the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Borrower or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s length dealings with a Person who is not such an Affiliate; and

(ii) in the event such Affiliate Transaction involves an aggregate value in excess of $30,000,000 and is in the ordinary course of business, the terms of such transaction have been approved by a majority of the members of the Board of Directors; and

(iii) in the event such Affiliate Transaction involves an aggregate value in excess of $30,000,000 and is not in the ordinary course of business, the terms of such transaction have been approved by an Independent Financial Advisor (reasonably acceptable to the Agent); and

(iv) in any such Affiliate Transaction, or series of related Affiliate Transactions, at least 100% of the consideration from such Affiliate Transaction received by the Borrower or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents (including receivables and payables to be settled in cash or Cash Equivalents).

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (a)(2) of this Section 6.10 if such Affiliate Transaction is approved by a majority of the Disinterested Directors, if any.

(b) The provisions of the preceding paragraph (a) will not apply to:

(i) (x) any Restricted Debt Payment, Restricted Payment or Investment permitted to be made pursuant to Sections 6.6, 6.7 and 6.9, (y) transactions among the Borrower and its Subsidiaries in connection with payments in respect of the New PortLP Payments Amount and the New PortLP Leases and (z) (I) any transactions constituting any part of a Permitted Reorganization and (II) issuances of Equity Interests and issuances and incurrences of Indebtedness not restricted by this Agreement and payments pursuant thereto;

(ii) any issuance or sale of Equity Interests, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Equity Interests of the Borrower, any Restricted Subsidiary or any Parent Entity, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants’ plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of the Borrower, in each case in the ordinary course of business;

(iii) any Management Advances and any waiver or transaction with respect thereto;

(iv) any transaction between or among Parent, the Borrower and/or one or more Restricted Subsidiaries and/or joint ventures (or any entity that becomes a Restricted Subsidiary or joint venture as a result of such transaction) to the extent permitted or not restricted by this Agreement;

(v) the payment of compensation, reasonable fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, managers, officers, consultants or employees of the Borrower or any Restricted Subsidiary (whether directly or indirectly and including through any Person owned or controlled by any of such directors, managers, officers or employees);

(vi) the entry into and performance of obligations of the Borrower or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Closing Date, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this covenant or to the extent not more disadvantageous to the Lenders in any material respect;

(vii) any transaction or transactions approved by a majority of the Disinterested Directors, if any, at such time;

(viii) transactions with customers, clients, suppliers, licensees, joint ventures, purchasers or sellers of goods or services, in each case in the ordinary course of business, which are fair to the Borrower or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors or the senior management of the Borrower or the relevant Restricted Subsidiary, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(ix) any transaction between or among the Borrower or any Restricted Subsidiary and any Affiliate of the Borrower or an Associate or similar entity that would constitute an Affiliate Transaction solely because the Borrower or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate, Associate or similar entity;

(x) issuances or sales of Equity Interests (other than Disqualified Equity Interests or Designated Preferred Equity Interests) of the Borrower or options, warrants or other rights to acquire such Equity Interests and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Borrower or any Restricted Subsidiary;

(xi) (a) payments by the Borrower of any Restricted Subsidiary to any Permitted Holder (whether directly or indirectly) of annual customary management, consulting, monitoring, refinancing, subsequent transaction exit fees, advisory fees and related expenses and (b) customary payments by the Borrower or any Restricted Subsidiary to any Permitted Holder (whether directly or indirectly, including through any Parent Entity) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors in good faith;

(xi) payment to any Permitted Holder of all reasonable out of pocket expenses incurred by such Permitted Holder in connection with its direct or indirect investment in the Borrower and its Subsidiaries;

(xii) transactions involving aggregate value not in excess of $30,000,000 in which the Borrower or any Restricted Subsidiary, as the case may be, delivers to the Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a)(i) of this Section 6.10;

(xiii) the existence of, or the performance by the Borrower or any Restricted Subsidiaries of its obligations under the terms of, any equityholders agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Closing Date and any similar agreement that it may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any Restricted Subsidiary of its obligations under any future amendment to the equityholders’ agreement or under any similar agreement entered into after the Closing Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Lenders in any material respects;

(xiv) any purchases by the Borrower’s Affiliates of Indebtedness or Disqualified Equity Interests of the Borrower or any of its Restricted Subsidiaries permitted under this Agreement the majority of which Indebtedness or Disqualified Equity Interests is purchased by Persons who are not the Borrower’s Affiliates; provided that such purchases by the Borrower’s Affiliates are on the same terms as such purchases by such Persons who are not the Borrower’s Affiliates;

(xv) payments by the Borrower (and any Parent Entity) and its Restricted Subsidiaries pursuant to any tax sharing agreements in respect of Related Taxes among the Borrower (and any such Parent Entity) and its Restricted Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Borrower and its Subsidiaries;

(xvi) transactions entered into by an Unrestricted Subsidiary with an Affiliate prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary; and

(xvii) Permitted Shareholder Loans;

provided that, in any such Affiliate Transaction, or series of related Affiliate Transactions under clauses (xiv) or (xvii) above, 100% of the consideration from such Affiliate Transaction received by the Borrower or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents (including receivables and payables to be settled in cash or Cash Equivalents).

6.11	Use of Proceeds.

Each Loan Party will not, and will not permit any of its Subsidiaries to (y) use any part of the proceeds of any Loan made hereunder to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates the provisions of Regulations T, U or X of the Board of Governors, (y) use any part of the proceeds of any Loan or Letter of Credit or Reimbursement Undertaking, directly or indirectly, to make any payments to a Sanctioned Entity or a Sanctioned Person, to fund any investments, loans or contributions in, or otherwise make such proceeds available to, a Sanctioned Entity or a Sanctioned Person, to fund any operations, activities or business of a Sanctioned Entity or a Sanctioned Person, or in any other manner that would result in a violation of Sanctions by any Person, or (z) use any part of the proceeds of any Loan or Letter of Credit or Reimbursement Undertaking, directly or indirectly, in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Sanctions, Anti-Corruption Laws or Anti-Money Laundering Laws.

6.12	Modifications of Junior Financing Agreements.

The Borrower shall not, nor shall it permit any of its Restricted Subsidiaries to, amend or otherwise modify the terms of any Junior Financing in excess of the Threshold Amount (“Restricted Debt”) (or the documentation governing any Restricted Debt) if the effect of such amendment or modification, together with all other amendments or modifications made, is materially adverse to the interests of the Agent or the Lenders (in their capacities as such) without first obtaining the consent of the Agent (which consent shall not be unreasonably withheld, delayed or conditioned); provided that, for purposes of clarity, it is understood and agreed that the foregoing limitation shall not otherwise prohibit any Permitted Refinancing Indebtedness or any other replacement, refinancing, amendment, supplement, modification, extension, renewal, restatement or refunding of any Restricted Debt, in each case, that is permitted under this Agreement in respect thereof; provided, further that no amendment, modification or change of any term or condition of any Restricted Debt permitted by any subordination provisions set forth therein or in any other stand-alone subordination or intercreditor agreement in respect thereof shall be deemed materially adverse to the interests of the Agent or the Lenders.

6.13	Parent as Holding Company.

Parent shall not (A) conduct, transfer or otherwise engage in any material business or operations; provided that the following and any activities incidental to the following shall be permitted: (i) direct or indirect ownership of all of the Equity Interests in, and management of, the Borrower, (ii) action required by law to maintain its existence, (iii) performance of its obligations under this Agreement, the other Loan Documents, any Term Loan Facility, the CapEx Facilities and other agreements contemplated hereby or thereby or other debt, and (iv) the undertaking of any Permitted Reorganization transaction permitted under this Agreement, the payment of dividends and distributions permitted to be made under this Agreement, the making of contributions to the capital of the Borrower, the incurrence of obligations in respect of Parent Entity Expenses or any Related Taxes, the incurrence of Indebtedness permitted to be incurred under this Agreement by Parent, or the Guarantee of the Indebtedness permitted to be incurred by the Borrower or any Restricted Subsidiary of Parent under this Agreement (including operating and equipment leases that are not considered to be Indebtedness) or (B) directly or indirectly, create, incur or permit to exist any Lien on its assets or property that secures obligations under any Indebtedness for borrowed money or any related guarantee on any of its assets or property unless the Guarantee of the Initial Revolving Loans is equally and ratably secured with (or on a senior basis to, in the case such Lien secures any Subordinated Indebtedness) the obligations secured by such Lien until such time as such obligations are no longer secured by a Lien; provided that, the foregoing shall not prohibit the incurrence by Parent of Indebtedness in respect of (i) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by Parent, the Borrower or a Restricted Subsidiary or relating to liabilities, obligations or guarantees incurred, in each case, in the ordinary course of business, (ii) the honoring by a bank or other financial institution of a cheque, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence; (iii) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; (iv) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations incurred, in each case, in the ordinary course of business and (v) any customary cash management, cash pooling or netting or setting off arrangements, in each case, in the ordinary course of business.

6.14	DB Plans; ERISA Plans.

No Loan Party shall: (a) amend any DB Plan (except as required under Applicable Law) where doing so would reasonably be expected to have a Material Adverse Effect; (b) voluntarily terminate or wind-up any DB Plan (provided that nothing shall prohibit the termination or wind-up of the WRAP Pension Plan when a Loan Party ceases to have any liabilities thereunder); or (c) incur or assume any liabilities under any DB Plan (i) pursuant to a Permitted Acquisition, or (ii) through a Loan Party participating in, contributing to, or assuming any liability under a DB Plan other than the WRAP Pension Plan, the Hourly Pension Plan or the Salaried Pension Plan. The Borrower shall not cease to be the “employer” as such term is defined the Pension Benefits Act (Ontario), for the purposes of the DB Plans. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Loan Party nor any ERISA Affiliate will maintain or contribute to (or have an obligation to contribute to) an ERISA Plan.

7.	FINANCIAL COVENANT.

During any Covenant Testing Period, the Borrower shall not permit (i) the Fixed Charge Coverage Ratio for the most recently ended four-Fiscal Quarter period prior to the beginning of such Covenant Testing Period for which financial statements have been delivered pursuant to Section 5.1 (Schedule 5.1 clauses 2 and 3) to be less than 1.00:1.00 and (ii) the Fixed Charge Coverage Ratio for any four-Fiscal Quarter period for which financial statements are required to be delivered pursuant to Section 5.1 (Schedule 5.1 clauses 2 and 3) during such Covenant Testing Period to be less than 1.00:1.00 (collectively, the “Financial Covenant”).

8.	EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an event of default (each, an “Event of Default”) under this Agreement:

8.1	Payments.

If the Borrower fails to pay when due and payable, or when declared due and payable, (a) all or any portion of the Obligations consisting of interest, fees, or charges due the Lender Group, reimbursement of Lender Group Expenses, or other amounts (other than any portion thereof constituting principal) constituting Obligations (including any portion thereof that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), and such failure continues for a period of three Business Days, (b) all or any portion of the principal of the Loans, or (c) any amount payable to Issuing Bank in reimbursement of any drawing under a Letter of Credit;

8.2	Covenants.

If any Loan Party:

(a) fails to perform or observe any covenant or other agreement contained in any of (i) Section 5.1 (provided that (x) the delivery of a notice of an Event of Default at any time or (y) the curing of the underlying Default or Event of Default with respect to which notice is required to be given will, in each case, cure an Event of Default arising from the failure to timely deliver such notice of Event of Default, as applicable), (ii) Section 5.2 (for a period of five consecutive Business Days (or three consecutive Business Days when delivery of weekly Borrowing Base Certificates is in effect), (iii) Section 5.16 for a period of five consecutive Business Days, (iv) Section 5.3 (solely if any Loan Party is not in good standing in its jurisdiction of organization), (v) Section 6 of this Agreement, or (vi) Section 7 of this Agreement;

(b) fails to perform or observe any covenant or other agreement contained in any of Sections 5.3 or 5.15 (other than if any Loan Party is not in good standing in its jurisdiction of organization), of this Agreement and such failure continues for a period of ten days after the earlier of (i) the date on which such failure shall first become known to any officer of any Loan Party, or (ii) the date on which written notice thereof is given to Loan Parties by Agent; or

(c) fails to perform or observe any covenant or other agreement contained in this Agreement, or in any of the other Loan Documents, in each case, other than any such covenant or agreement that is the subject of another provision of this Section 8 (in which event such other provision of this Section 8 shall govern), and such failure continues for a period of thirty days after the earlier of (i) the date on which such failure shall first become known to any officer of any Loan Party, or (ii) the date on which written notice thereof is given to Loan Parties by Agent;

8.3	Judgments.

If one or more judgments, orders, or awards for the payment of money involving an aggregate amount of the Threshold Amount, or more (except to the extent fully covered (other than to the extent of customary deductibles) by insurance pursuant to which the insurer has not denied coverage) is entered against a Loan Party or any of its Restricted Subsidiaries, and either (a) there is a period of sixty consecutive days at any time after the entry of any such judgment, order, or award during which (i) the same is not discharged, satisfied, vacated, or bonded pending appeal, or (ii) a stay of enforcement thereof is not in effect, or (b) enforcement proceedings are commenced upon such judgment, order, or award;

8.4	Voluntary Bankruptcy, etc.

If an Insolvency Proceeding is commenced by a Loan Party or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary);

8.5	Involuntary Bankruptcy, etc.

If an Insolvency Proceeding is commenced against a Loan Party or any of its Restricted Subsidiaries (other than any Immaterial Subsidiary) and any of the following events occur: (a) such Loan Party or such Subsidiary consents to the institution of such Insolvency Proceeding against it, (b) the petition commencing the Insolvency Proceeding is not dismissed within sixty calendar days of the date of the filing thereof, (c) an interim trustee, receiver, controller, receiver-manager, trustee, monitor, custodian or similar official is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, such Loan Party or its Subsidiary, or (d) an order for relief shall have been issued or entered therein;

8.6	Default Under Other Agreements.

If there is a default in one or more agreements to which a Loan Party or any of its Restricted Subsidiaries is a party with one or more third Persons relative to a Loan Party’s or any of its Restricted Subsidiaries’ Indebtedness involving an aggregate amount in excess of the Threshold Amount, and such default (i) occurs at the final maturity of the obligations thereunder, or (ii) results in a right by such third Person, irrespective of whether exercised, to accelerate the maturity of such Loan Party’s or its Restricted Subsidiary’s obligations thereunder;

8.7	Representations, etc.

If any warranty, representation, certificate or statement made herein or in any other Loan Document or in any certificate delivered in writing to Agent or any Lender in connection with this Agreement or any other Loan Document proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or deemed making thereof (it being understood and agreed that any breach of representation, warranty, statement or certification resulting from the failure of the Agent to file any Uniform Commercial Code continuation statement (or other similar statement under the PPSA or any other applicable jurisdiction) shall not result in an Event of Default under this clause 8.7 or any other provision of any Loan Document);

8.8	Guarantee.

If any Guarantee of the Obligations or any provision thereof shall cease to be in full force or effect as to any Guarantor (except as a result of a release of any Subsidiary Guarantor in accordance with the terms thereof), or any Guarantor or any Person acting for or on behalf of such Guarantor shall deny or disaffirm such Guarantor’s obligations under such Guarantee of the Obligations, or any Guarantor shall default in the due performance or observance of any material term, covenant or agreement on its part to be performed or observed pursuant to such Guarantee;

8.9	Security Documents.

Any of the Security Documents shall cease to be in full force and effect, or shall cease to give the Agent for the benefit of the Secured Parties the Liens, rights, powers and privileges purported to be created thereby (including a perfected security interest and charge in, and Lien on, all of the Collateral, in favor of the Agent with the Lien priority contemplated by the Loan Documents) (in each case other than by reason of a release of Collateral in accordance with the terms hereof or thereof or the occurrence of the Termination Date or any other termination of such Security Document in accordance with the terms thereof) and subject to no other Liens (except as permitted by Section 6.2), or any Loan Party shall default in the due performance or observance of any material term, covenant or agreement on its part to be performed or observed pursuant to any such Security Document and such default shall continue beyond the period of grace, if any, specifically applicable thereto pursuant to the terms of such Security Document;

8.10	Loan Documents.

The validity or enforceability of any material provision of the Loan Documents, taken as a whole, shall at any time and for any reason other than as expressly permitted hereunder or thereunder or the satisfaction in full of all the Obligations ceases to be in full force and effect; or a Loan Party contests in writing the validity or enforceability of the Loan Documents, taken as a whole, or a Loan Party denies in writing that it has any or further liability or obligation under the Loan Documents to which it is a party, taken as a whole, or purports in writing to revoke or rescind the Loan Documents, taken as a whole (in each case, other than by reason of a release of Collateral or any Guarantee in accordance with the terms hereof or thereof, the occurrence of the Termination Date or any other termination of such Loan Document in accordance with the terms thereof);

8.11	Change of Control.

A Change of Control shall occur;

8.12	Intercreditor.

The ABL Intercreditor ~~Agreement or the Inter-Lender~~ Agreement or any other Acceptable Intercreditor Agreement then extant, or any provision of the foregoing shall cease to be in full force or effect (except in accordance with their terms); or

8.13	Employee Plans.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (a) a Loan Party amends any DB Plan; (b) a Loan Party or a Governmental Authority terminates or winds-up any DB Plan (provided that nothing shall prohibit the termination or wind-up of the WRAP Pension Plan when a Loan Party ceases to have any liabilities thereunder); (c) a Loan Party incurs or assumes any liabilities under any DB Plan (i) pursuant to a Permitted Acquisition, (ii) through a Loan Party participating in, contributing to, or assuming any liability under a DB Plan other than the WRAP Pension Plan, the Hourly Pension Plan or the Salaried Pension Plan or (d) a Loan Party adopts, participates in, or has liability (contingent or otherwise), with respect to, an ERISA Plan.

9.	RIGHTS AND REMEDIES.

9.1	Rights and Remedies.

Upon the occurrence and during the continuation of an Event of Default, Agent may, and, at the instruction of the Required Lenders, shall, in addition to any other rights or remedies provided for hereunder or under any other Loan Document or by applicable law, do any one or more of the following:

(a) by written notice to the Borrower, (i) declare the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations (other than the Bank Product Obligations), whether evidenced by this Agreement or by any of the other Loan Documents to be immediately due and payable, whereupon the same shall become and be immediately due and payable and the Borrower and each Loan Party shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or further notice or other requirements of any kind, all of which are hereby expressly waived by each Loan Party, and (ii) direct the Borrower to provide (and the Borrower agrees that upon receipt of such notice the Borrower will provide) Letter of Credit Collateralization to Agent to be held as security for the Borrower’s reimbursement obligations for drawings that may subsequently occur under issued and outstanding Letters of Credit;

(b) by written notice to the Borrower, declare the Commitments terminated, whereupon the Commitments shall immediately be terminated together with (i) any obligation of any Revolving Lender to make Revolving Loans, (ii) the obligation of the Swing Lender to make Swing Loans, and (iii) the obligation of Issuing Bank to issue Letters of Credit; and

(c) exercise all other rights and remedies available to Agent or the Lenders under the Loan Documents, under applicable law, or in equity.

The foregoing to the contrary notwithstanding, upon the occurrence of any Event of Default described in Section 8.4 or Section 8.5, in addition to the remedies set forth above, without any notice to the Borrower or any other Person or any act by the Lender Group, the Commitments shall automatically terminate and the Obligations (other than the Bank Product Obligations), inclusive of the principal of, and any and all accrued and unpaid interest and fees in respect of, the Loans and all other Obligations (other than the Bank Product Obligations), whether evidenced by this Agreement or by any of the other Loan Documents, shall automatically become and be immediately due and payable and the Borrower and each Loan Party shall automatically be obligated to repay all of such Obligations in full (including Borrower being obligated to provide (and the Borrower agrees that it will provide) (1) Letter of Credit Collateralization to Agent to be held as security for the Borrower’s reimbursement obligations in respect of drawings that may subsequently occur under issued and outstanding Letters of Credit and (2) Bank Product Collateralization to be held as security for Borrower’s or the Loan Parties’ obligations in respect of outstanding Bank Products), without presentment, demand, protest, or notice or other requirements of any kind, all of which are expressly waived by the Loan Parties.

9.2	Remedies Cumulative.

The rights and remedies of the Lender Group under this Agreement, the other Loan Documents, and all other agreements shall be cumulative. The Lender Group shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by the Lender Group of one right or remedy shall be deemed an election, and no waiver by the Lender Group of any Default or Event of Default shall be deemed a continuing waiver. No delay by the Lender Group shall constitute a waiver, election, or acquiescence by it.

9.3	Equity Cure Right.

(a) Notwithstanding anything to the contrary in this Agreement (including Article 8), if the Borrower reasonably expects to fail (or has failed) to comply with the Financial Covenant for any Fiscal Quarter, the Borrower shall have the right (the “Cure Right”) to issue Equity Interests for cash or otherwise receive cash contributions in respect of Equity Interests (the “Cure Amount”), and thereupon the Borrower’s compliance with the Financial Covenant shall be recalculated giving effect to the following pro forma adjustment: Consolidated EBITDA shall be increased (notwithstanding the absence of a related addback in the definition of “Consolidated EBITDA”), solely for the purpose of determining compliance with the Financial Covenant as of the end of such Fiscal Quarter in which the Cure Amount is so received by the Borrower and for applicable subsequent periods which include such Fiscal Quarter, by an amount equal to the Cure Amount. If, after giving effect to the foregoing recalculation (but not, for the avoidance of doubt, except as expressly set forth below, taking into account any immediate repayment of Indebtedness in connection therewith), the requirements of the Financial Covenant would be satisfied, then the requirements of the Financial Covenant shall be deemed satisfied as of the end of the relevant Fiscal Quarter with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the Financial Covenant that had occurred (or would have occurred) shall be deemed cured for the purposes of this Agreement; provided that (i) no more than five (5) Cure Rights may be exercised from the Closing Date to the Maturity Date; (ii) no more than two Cure Rights may be exercised during any period of four consecutive Fiscal Quarters; (iii) no Cure Amount shall exceed the amount necessary to cause compliance with the Financial Covenant for the immediately preceding Fiscal Quarter and the period then ended; (iv) the Cure Amount is actually received by the Borrower at any time during such Fiscal Quarter or thereafter until the date that is 10 Business Days after the later of (x) the commencement of the applicable Covenant Testing Period and (y) the date on which financial statements for such Fiscal Quarter (or Fiscal Year as applicable) are required to be delivered pursuant to Section 5.1, as applicable (the “Cure Expiration Date”); (v) such Cure Amount shall be added to Consolidated EBITDA solely for purposes of determining compliance with the Financial Covenant for such Fiscal Quarter as described above and not for any other purpose under this Agreement (including not for the any calculations testing pro forma compliance with the Financial Covenant (whether in connection with the Payment Conditions or otherwise) or the Consolidated Total Leverage Ratio, and shall not result in any adjustment to any amounts including the amount of Indebtedness (directly or by way of netting (except to the extent that such proceeds are actually applied to repay such Indebtedness)) and disregarded for purposes of determining the Line Cap or amount of any covenant basket; and (vi) no Lender or Issuing Lender shall be required to make any credit extension hereunder if an Event of Default under the Financial Covenant has occurred and is continuing unless and until the Cure Amount is actually received by the Borrower on or prior to the applicable Cure Expiration Date.

(b) Upon receipt by the Agent of written notice, on or prior to the Cure Expiration Date, that the Borrower intends to use the Cure Right in respect of a Fiscal Quarter (a “Cure Notice”) and until the Cure Expiration Date to which such Cure Notice relates, no Agent (nor any sub-agent therefor) nor any Lender or other Secured Party may exercise any rights to foreclosure on or take possession of the Collateral or any other right or remedy under any Loan Document (except as set forth in Section 9.3(a) above) on the basis of any actual or purported Event of Default with respect to the Financial Covenant until and unless the Cure Expiration Date has occurred without the Cure Amount having been received and designated by the Borrower.

(c) Upon receipt by the Borrower of the Net Cash Proceeds of any capital contribution referred to in Section 9.3(a), the Borrower shall then be in compliance with the Financial Covenant, the Borrower shall be deemed to have satisfied the requirements of such covenants as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable Event of Default with respect to any such covenant that had occurred shall be deemed cured for all purposes of this Agreement and the other Loan Documents.

10.	WAIVERS; INDEMNIFICATION.

10.1	Demand; Protest; etc.

The Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension, or renewal of documents, instruments, chattel paper, and guarantees at any time held by the Lender Group on which the Borrower may in any way be liable.

10.2	The Lender Group’s Liability for Collateral.

Each Borrower hereby agrees that: (a) so long as Agent complies with its obligations, if any, under the Code, the Lender Group shall not in any way or manner be liable or responsible for: (i) the safekeeping of the Collateral, (ii) any loss or damage thereto occurring or arising in any manner or fashion from any cause, (iii) any diminution in the value thereof, or (iv) any act or default of any carrier, warehouseman, bailee, forwarding agency, or other Person, and (b) all risk of loss, damage, or destruction of the Collateral shall be borne by the Loan Parties.

10.3	Indemnification.

Each Loan Party shall pay, indemnify, defend, and hold the Agent-Related Persons, the Lender-Related Persons, the Issuing Bank, and each Participant (each, an “Indemnified Person”) harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, liabilities, fines, costs, penalties, and damages, and all reasonable fees and disbursements of attorneys, experts, or consultants and all other costs and expenses actually incurred in connection therewith or in connection with the enforcement of this indemnification (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them (a) in connection with or as a result of or related to the execution and delivery (provided, that the Borrower shall not be liable for costs and expenses (including attorneys’ fees) of any Lender (other than Wells Fargo) incurred in advising, structuring, drafting, reviewing, administering or syndicating the Loan Documents), enforcement, performance, or administration (including any restructuring or workout with respect hereto) of this Agreement, any of the other Loan Documents, or the transactions contemplated hereby or thereby or the monitoring of Loan Parties’ and their Subsidiaries’ compliance with the terms of the Loan Documents (provided, that the indemnification in this clause (a) shall not extend to (i) disputes solely between or among the Lenders that do not involve any acts or omissions of any Loan Party, or (ii) disputes solely between or among the Lenders and their respective Affiliates that do not involve any acts or omissions of any Loan Party; it being understood and agreed that the indemnification in this clause (a) shall extend to Agent (but not the Lenders unless the dispute involves an act or omission of a Loan Party) relative to disputes between or among Agent on the one hand, and one or more Lenders, or one or more of their Affiliates, on the other hand, or (iii) any claims for Taxes, which shall be governed by Section 16, other than Taxes which relate to primarily non-Tax claims), (b) with respect to any actual or prospective investigation, litigation, or proceeding related to this Agreement, any other Loan Document, the making of any Loans or issuance of any Letters of Credit hereunder, or the use of the proceeds of the Loans or the Letters of Credit provided hereunder (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event, or circumstance in any manner related thereto, and (c) in connection with or arising out of any presence or release of Hazardous Materials at, on, under, to or from any assets or properties owned, leased or operated by any Loan Party or any of its Subsidiaries or any Environmental Claims, Environmental Liabilities or Remedial Actions related in any way to any such assets or properties of any Loan Party or any of its Subsidiaries (each and all of the foregoing, the “Indemnified Liabilities”). The foregoing to the contrary notwithstanding, no Loan Party shall have any obligation to any Indemnified Person under this Section 10.3 with respect to any Indemnified Liability that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Indemnified Person or its officers, directors, employees, attorneys, or agents. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations. If any Indemnified Person makes any payment to any other Indemnified Person with respect to an Indemnified Liability as to which the Loan Parties were required to indemnify the Indemnified Person receiving such payment, the Indemnified Person making such payment is entitled to be indemnified and reimbursed by the Loan Party with respect thereto. WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO INDEMNIFIED LIABILITIES WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF ANY NEGLIGENT ACT OR OMISSION OF SUCH INDEMNIFIED PERSON OR OF ANY OTHER PERSON.

11.	NOTICES.

Unless otherwise provided in this Agreement, all notices or demands relating to this Agreement or any other Loan Document shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by registered or certified mail (postage prepaid, return receipt requested), overnight courier, electronic mail (at such email addresses as a party may designate in accordance herewith), or telefacsimile. In the case of notices or demands to any Loan Party or Agent, as the case may be, they shall be sent to the respective address set forth below:

If to any Loan Party, to such
Loan Party in the care of the
Borrower at:

If to Agent:	WELLS FARGO CAPITAL FINANCE
CORPORATION CANADA

Any party hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other party. All notices or demands sent in accordance with this Section 11, shall be deemed received on the earlier of the date of actual receipt or three Business Days after the deposit thereof in the mail; provided, that (a) notices sent by overnight courier service shall be deemed to have been given when received, (b) notices by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient) and (c) notices by electronic mail shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgment).

12.	CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION.

(a) THE VALIDITY OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO.

(b) THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE PROVINCE OF ONTARIO; PROVIDED, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH OF LOAN PARTIES AND EACH MEMBER OF THE LENDER GROUP WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 12(b).

(c) TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH LOAN PARTY AND EACH MEMBER OF THE LENDER GROUP HEREBY WAIVE THEIR RESPECTIVE RIGHTS, IF ANY, TO A JURY TRIAL OF ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS (EACH A “CLAIM”). EACH LOAN PARTY AND EACH MEMBER OF THE LENDER GROUP REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(d) EACH LOAN PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS LOCATED IN THE PROVINCE OF ONTARIO, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(e) NO CLAIM MAY BE MADE BY ANY LOAN PARTY AGAINST AGENT, THE SWING LENDER, ANY OTHER LENDER, ISSUING BANK, OR ANY AFFILIATE, DIRECTOR, OFFICER, EMPLOYEE, COUNSEL, REPRESENTATIVE, AGENT, OR ATTORNEY-IN-FACT OF ANY OF THEM FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES OR LOSSES IN RESPECT OF ANY CLAIM FOR BREACH OF CONTRACT OR ANY OTHER THEORY OF LIABILITY ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY ACT, OMISSION, OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH LOAN PARTY HEREBY WAIVES, RELEASES, AND AGREES NOT TO SUE UPON ANY CLAIM FOR SUCH DAMAGES, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOR.

(f) IN THE EVENT ANY LEGAL PROCEEDING IS FILED IN A COURT OF THE STATE OF CALIFORNIA (THE “COURT”) BY OR AGAINST ANY PARTY HERETO IN CONNECTION WITH ANY CLAIM AND THE WAIVER SET FORTH IN CLAUSE (C) ABOVE IS NOT ENFORCEABLE IN SUCH PROCEEDING, THE PARTIES HERETO AGREE AS FOLLOWS:

(i) WITH THE EXCEPTION OF THE MATTERS SPECIFIED IN SUBCLAUSE (ii) BELOW, ANY CLAIM SHALL BE DETERMINED BY A GENERAL REFERENCE PROCEEDING IN ACCORDANCE WITH THE PROVISIONS OF CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 638 THROUGH 645.1. THE PARTIES INTEND THIS GENERAL REFERENCE AGREEMENT TO BE SPECIFICALLY ENFORCEABLE. VENUE FOR THE REFERENCE PROCEEDING SHALL BE IN THE COUNTY OF LOS ANGELES, CALIFORNIA.

(ii) THE FOLLOWING MATTERS SHALL NOT BE SUBJECT TO A GENERAL REFERENCE PROCEEDING: (A) NON-JUDICIAL FORECLOSURE OF ANY SECURITY INTERESTS IN REAL OR PERSONAL PROPERTY, (B) EXERCISE OF SELF-HELP REMEDIES (INCLUDING SET-OFF OR RECOUPMENT), (C) APPOINTMENT OF A RECEIVER, AND (D) TEMPORARY, PROVISIONAL, OR ANCILLARY REMEDIES (INCLUDING WRITS OF ATTACHMENT, WRITS OF POSSESSION, TEMPORARY RESTRAINING ORDERS, OR PRELIMINARY INJUNCTIONS). THIS AGREEMENT DOES NOT LIMIT THE RIGHT OF ANY PARTY TO EXERCISE OR OPPOSE ANY OF THE RIGHTS AND REMEDIES DESCRIBED IN CLAUSES (A)—(D) AND ANY SUCH EXERCISE OR OPPOSITION DOES NOT WAIVE THE RIGHT OF ANY PARTY TO PARTICIPATE IN A REFERENCE PROCEEDING PURSUANT TO THIS AGREEMENT WITH RESPECT TO ANY OTHER MATTER.

(iii) UPON THE WRITTEN REQUEST OF ANY PARTY, THE PARTIES SHALL SELECT A SINGLE REFEREE, WHO SHALL BE A RETIRED JUDGE OR JUSTICE. IF THE PARTIES DO NOT AGREE UPON A REFEREE WITHIN TEN DAYS OF SUCH WRITTEN REQUEST, THEN, ANY PARTY SHALL HAVE THE RIGHT TO REQUEST THE COURT TO APPOINT A REFEREE PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTION 640(B). THE REFEREE SHALL BE APPOINTED TO SIT WITH ALL OF THE POWERS PROVIDED BY LAW. PENDING APPOINTMENT OF THE REFEREE, THE COURT SHALL HAVE THE POWER TO ISSUE TEMPORARY OR PROVISIONAL REMEDIES.

(iv) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE REFEREE SHALL DETERMINE THE MANNER IN WHICH THE REFERENCE PROCEEDING IS CONDUCTED INCLUDING THE TIME AND PLACE OF HEARINGS, THE ORDER OF PRESENTATION OF EVIDENCE, AND ALL OTHER QUESTIONS THAT ARISE WITH RESPECT TO THE COURSE OF THE REFERENCE PROCEEDING. ALL PROCEEDINGS AND HEARINGS CONDUCTED BEFORE THE REFEREE, EXCEPT FOR TRIAL, SHALL BE CONDUCTED WITHOUT A COURT REPORTER, EXCEPT WHEN ANY PARTY SO REQUESTS A COURT REPORTER AND A TRANSCRIPT IS ORDERED, A COURT REPORTER SHALL BE USED AND THE REFEREE SHALL BE PROVIDED A COURTESY COPY OF THE TRANSCRIPT. THE PARTY MAKING SUCH REQUEST SHALL HAVE THE OBLIGATION TO ARRANGE FOR AND PAY THE COSTS OF THE COURT REPORTER; PROVIDED, THAT SUCH COSTS, ALONG WITH THE REFEREE’S FEES, SHALL ULTIMATELY BE BORNE BY THE PARTY WHO DOES NOT PREVAIL, AS DETERMINED BY THE REFEREE.

(v) THE REFEREE MAY REQUIRE ONE OR MORE PREHEARING CONFERENCES. THE PARTIES HERETO SHALL BE ENTITLED TO DISCOVERY, AND THE REFEREE SHALL OVERSEE DISCOVERY IN ACCORDANCE WITH THE RULES OF DISCOVERY, AND SHALL ENFORCE ALL DISCOVERY ORDERS IN THE SAME MANNER AS ANY TRIAL COURT JUDGE IN PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA.

(vi) THE REFEREE SHALL APPLY THE RULES OF EVIDENCE APPLICABLE TO PROCEEDINGS AT LAW IN THE STATE OF CALIFORNIA AND SHALL DETERMINE ALL ISSUES IN ACCORDANCE WITH CALIFORNIA SUBSTANTIVE AND PROCEDURAL LAW. THE REFEREE SHALL BE EMPOWERED TO ENTER EQUITABLE AS WELL AS LEGAL RELIEF AND RULE ON ANY MOTION WHICH WOULD BE AUTHORIZED IN A TRIAL, INCLUDING MOTIONS FOR DEFAULT JUDGMENT OR SUMMARY JUDGMENT. THE REFEREE SHALL REPORT HIS OR HER DECISION, WHICH REPORT SHALL ALSO INCLUDE FINDINGS OF FACT AND CONCLUSIONS OF LAW. THE REFEREE SHALL ISSUE A DECISION AND PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE, SECTION 644, THE REFEREE’S DECISION SHALL BE ENTERED BY THE COURT AS A JUDGMENT IN THE SAME MANNER AS IF THE ACTION HAD BEEN TRIED BY THE COURT. THE FINAL JUDGMENT OR ORDER FROM ANY APPEALABLE DECISION OR ORDER ENTERED BY THE REFEREE SHALL BE FULLY APPEALABLE AS IF IT HAS BEEN ENTERED BY THE COURT.

(vii) THE PARTIES RECOGNIZE AND AGREE THAT ALL CLAIMS RESOLVED IN A GENERAL REFERENCE PROCEEDING PURSUANT HERETO WILL BE DECIDED BY A REFEREE AND NOT BY A JURY. AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR OWN CHOICE, EACH PARTY HERETO KNOWINGLY AND VOLUNTARILY AND FOR THEIR MUTUAL BENEFIT AGREES THAT THIS REFERENCE PROVISION SHALL APPLY TO ANY DISPUTE BETWEEN THEM THAT ARISES OUT OF OR IS RELATED TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS.

13.	ASSIGNMENTS AND PARTICIPATIONS; SUCCESSORS.

13.1	Assignments and Participations.

(a) (i) Subject to the conditions set forth in clause (a)(ii) below, any Lender may assign and delegate all or any portion of its rights and duties under the Loan Documents (including the Obligations owed to it and its Commitments) to one or more assignees so long as such prospective assignee is an Eligible Transferee (each, an “Assignee”), with the prior written consent (such consent not be unreasonably withheld or delayed) of:

(A) Borrower; provided, that no consent of the Borrower shall be required (1) if an Event of Default has occurred and is continuing, or (2) in connection with an assignment to a Person that is a Lender or an Affiliate (other than natural persons) of a Lender; provided further, (I) the Borrower may, in its sole discretion, withhold its consent to any assignment to any Person that is not a Disqualified Lender but is known by the Borrower to be an Affiliate of a Disqualified Lender regardless of whether such Person is identifiable as an Affiliate of a Disqualified Lender on the basis of such Affiliate’s name and (II) Borrower shall be deemed to have consented to a proposed assignment unless they object thereto by written notice to Agent within five Business Days after having received notice thereof; and

(B) Agent, Swing Lender, and Issuing Bank.

(ii) Assignments shall be subject to the following additional conditions:

(A) no assignment may be made (i) so long as no Specified Event of Default has occurred and is continuing, to a Disqualified Institution, or (ii) to a natural person,

(B) no assignment may be made to a Loan Party, or an Affiliate of a Loan Party,

(C) the amount of the Commitments and the other rights and obligations of the assigning Lender hereunder and under the other Loan Documents subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to Agent) shall be in a minimum amount (unless waived by Agent) of $1,000,000 (except such minimum amount shall not apply to (I) an assignment or delegation by any Lender to any other Lender, an Affiliate of any Lender, or a Related Fund of such Lender, or (II) a group of new Lenders, each of which is an Affiliate of each other or a Related Fund of such new Lender to the extent that the aggregate amount to be assigned to all such new Lenders is at least $5,000,000),

(D) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement,

(E) the parties to each assignment shall execute and deliver to Agent an Assignment and Acceptance; provided, that the Borrower and Agent may continue to deal solely and directly with the assigning Lender in connection with the interest so assigned to an Assignee until written notice of such assignment, together with payment instructions, addresses, and related information with respect to the Assignee, have been given to the Borrower and Agent by such Lender and the Assignee,

(F) unless waived by Agent, the assigning Lender or Assignee has paid to Agent, for Agent’s separate account, a processing fee in the amount of $3,500, and

(G) the assignee, if it is not a Lender, shall deliver to Agent an Administrative Questionnaire in a form approved by Agent (the “Administrative Questionnaire”).

(b) From and after the date that Agent receives the executed Assignment and Acceptance and, if applicable, payment of the required processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, shall be a “Lender” and shall have the rights and obligations of a Lender under the Loan Documents, and (ii) the assigning Lender shall, to the extent that rights and obligations hereunder and under the other Loan Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (except with respect to Section 10.3) and be released from any future obligations under this Agreement (and in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement and the other Loan Documents, such Lender shall cease to be a party hereto and thereto); provided, that nothing contained herein shall release any assigning Lender from obligations that survive the termination of this Agreement, including such assigning Lender’s obligations under Section 15.1 and Section 17.9(a).

(c) By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the Assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other Loan Document furnished pursuant hereto, (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under this Agreement or any other Loan Document furnished pursuant hereto, (iii) such Assignee confirms that it has received a copy of this Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance, (iv) such Assignee will, independently and without reliance upon Agent, such assigning Lender or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement, (v) such Assignee appoints and authorizes Agent to take such actions and to exercise such powers under this Agreement and the other Loan Documents as are delegated to Agent, by the terms hereof and thereof, together with such powers as are reasonably incidental thereto, and (vi) such Assignee agrees that it will perform all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d) Immediately upon Agent’s receipt of the required processing fee, if applicable, and delivery of notice to the assigning Lender pursuant to Section 13.1(b), this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to reflect the addition of the Assignee and the resulting adjustment of the Commitments arising therefrom. The Commitment allocated to each Assignee shall reduce such Commitments of the assigning Lender pro tanto.

(e) Any Lender may at any time sell to one or more commercial banks, financial institutions, or other Persons (a “Participant”) participating interests in all or any portion of its Obligations, its Commitment, and the other rights and interests of that Lender (the “Originating Lender”) hereunder and under the other Loan Documents; provided that (i) the Originating Lender shall remain a “Lender” for all purposes of this Agreement and the other Loan Documents and the Participant receiving the participating interest in the Obligations, the Commitments, and the other rights and interests of the Originating Lender hereunder shall not constitute a “Lender” hereunder or under the other Loan Documents and the Originating Lender’s obligations under this Agreement shall remain unchanged, (ii) the Originating Lender shall remain solely responsible for the performance of such obligations, (iii) the Borrower, Agent, and the Lenders shall continue to deal solely and directly with the Originating Lender in connection with the Originating Lender’s rights and obligations under this Agreement and the other Loan Documents, (iv) no Lender shall transfer or grant any participating interest under which the Participant has the right to approve any amendment to, or any consent or waiver with respect to, this Agreement or any other Loan Document, except to the extent such amendment to, or consent or waiver with respect to this Agreement or of any other Loan Document would (A) extend the final maturity date of the Obligations hereunder in which such Participant is participating, (B) reduce the interest rate applicable to the Obligations hereunder in which such Participant is participating, (C) release all or substantially all of the Collateral or guaranties (except to the extent expressly provided herein or in any of the Loan Documents) supporting the Obligations hereunder in which such Participant is participating, (D) postpone the payment of, or reduce the amount of, the interest or fees payable to such Participant through such Lender (other than a waiver of default interest), or (E) decrease the amount or postpone the due dates of scheduled principal repayments or prepayments or premiums payable to such Participant through such Lender, (v) no participation shall be sold to a natural person, (vi) no participation shall be sold to a Loan Party, or an Affiliate of a Loan Party, and (vii) all amounts payable by the Borrower hereunder shall be determined as if, and shall not exceed the amounts that would otherwise have been payable by the Borrower if, such Lender had not sold such participation, except that, if amounts outstanding under this Agreement are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of set off in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement. The rights of any Participant only shall be derivative through the Originating Lender with whom such Participant participates and no Participant shall have any rights under this Agreement or the other Loan Documents or any direct rights as to the other Lenders, Agent, the Borrower, the Collateral, or otherwise in respect of the Obligations. No Participant shall have the right to participate directly in the making of decisions by the Lenders among themselves.

(f) In connection with any such assignment or participation or proposed assignment or participation or any grant of a security interest in, or pledge of, its rights under and interest in this Agreement, a Lender may, subject to the provisions of Section 17.9, disclose all documents and information which it now or hereafter may have relating to any Loan Party and its Subsidiaries and their respective businesses.

(g) Any other provision in this Agreement notwithstanding, any Lender may at any time create a security interest in, or pledge, all or any portion of its rights under and interest in this Agreement to secure obligations of such Lender, including any pledge in favor of any Federal Reserve Bank in accordance with Regulation A of the Federal Reserve Bank or U.S. Treasury Regulation 31 CFR §203.24, and such Federal Reserve Bank may enforce such pledge or security interest in any manner permitted under applicable law; provided that no such pledge shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(h) Agent (as a non-fiduciary agent on behalf of the Borrower) shall maintain, or cause to be maintained, a register (the “Register”) on which it enters the name and address of each Lender as the registered owner of the Loans (and the principal amount thereof and stated interest thereon) held by such Lender (each, a “Registered Loan”). Other than in connection with an assignment by a Lender of all or any portion of its portion of the Loans to an Affiliate of such Lender or a Related Fund of such Lender (i) a Registered Loan (and the registered note, if any, evidencing the same) may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register (and each registered note shall expressly so provide) and (ii) any assignment or sale of all or part of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by registration of such assignment or sale on the Register, together with the surrender of the registered note, if any, evidencing the same duly endorsed by (or accompanied by a written instrument of assignment or sale duly executed by) the holder of such registered note, whereupon, at the request of the designated assignee(s) or transferee(s), one or more new registered notes in the same aggregate principal amount shall be issued to the designated assignee(s) or transferee(s). Prior to the registration of assignment or sale of any Registered Loan (and the registered note, if any evidencing the same), the Borrower shall treat the Person in whose name such Registered Loan (and the registered note, if any, evidencing the same) is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes, notwithstanding notice to the contrary. In the case of any assignment by a Lender of all or any portion of its Loans to an Affiliate of such Lender or a Related Fund of such Lender, and which assignment is not recorded in the Register, the assigning Lender, on behalf of the Borrower, shall maintain a register comparable to the Register.

(i) In the event that a Lender sells participations in the Registered Loan, such Lender, as a non-fiduciary agent on behalf of the Borrower, shall maintain (or cause to be maintained) a register on which it enters the name of all participants in the Registered Loans held by it (and the principal amount (and stated interest thereon) of the portion of such Registered Loans that is subject to such participations) (the “Participant Register”). A Registered Loan (and the Registered Note, if any, evidencing the same) may be participated in whole or in part only by registration of such participation on the Participant Register (and each registered note shall expressly so provide). Any participation of such Registered Loan (and the registered note, if any, evidencing the same) may be effected only by the registration of such participation on the Participant Register. No Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register.

(j) Agent shall make a copy of the Register (and each Lender shall make a copy of its Participant Register to the extent it has one) available for review by the Borrower from time to time as the Borrower may reasonably request.

13.2

Successors. This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided that no Loan Party may assign this Agreement or any rights or duties hereunder without the Lenders’ prior written consent and any prohibited assignment shall be absolutely void ab initio. No consent to assignment by the Lenders shall release any Loan Party from its Obligations. A Lender may assign this Agreement and the other Loan Documents and its rights and duties hereunder and thereunder pursuant to Section 13.1 and, except as expressly required pursuant to Section 13.1, no consent or approval by any Loan Party is required in connection with any such assignment.

14.	AMENDMENTS; WAIVERS.

14.1	Amendments and Waivers.

(a) No amendment, waiver or other modification of any provision of this Agreement or any other Loan Document (other than the Fee Letters), and no consent with respect to any departure by Parent or the Borrower therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (or by Agent at the written request of the Required Lenders) and the Loan Parties that are party thereto and then any such waiver or consent shall be effective, but only in the specific instance and for the specific purpose for which given; provided that no such waiver, amendment, or consent shall, unless in writing and signed by all of the Lenders directly affected thereby and all of the Loan Parties that are party thereto, do any of the following:

(i) increase the amount of or extend the expiration date of any Commitment of any Lender or amend, modify, or eliminate the last sentence of Section 2.4(c),

(ii) postpone or delay any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees, or other amounts due hereunder or under any other Loan Document,

(iii) reduce the principal of, or the rate of interest on, any loan or other extension of credit hereunder, or reduce any fees or other amounts payable hereunder or under any other Loan Document (except (y) in connection with the waiver of applicability of Section 2.6(c) (which waiver shall be effective with the written consent of the Required Lenders), and (z) only the consent of the Sustainability Structuring Agent, the Agent, the Borrower and the Required Lenders shall be required to enter into any ESG Amendment, so long as such ESG Amendment is in accordance with the terms and conditions of Section 2.15),

(iv) amend, modify, or eliminate this Section or any provision of this Agreement providing for consent or other action by all Lenders,

(v) amend, modify, or eliminate Section 3.1 or 3.2,

(vi) amend, modify, or eliminate Section 15.11,

(vii) other than as permitted by Section 15.11, release or contractually subordinate Agent’s Lien in and to any of the Collateral,

(viii) amend, modify, or eliminate the definitions of “Required Lenders”~~, Supermajority Lenders~~ or “Pro Rata Share”,

(ix) other than in connection with a merger, amalgamation, consolidation liquidation, dissolution or sale of such Person expressly permitted by the terms hereof or the other Loan Documents, release the Loan Parties from any obligation for the payment of money to the Secured Parties or consent to the assignment or transfer by the Loan Party’s of any of its rights or duties under this Agreement or the other Loan Documents,

(x) amend, modify, or eliminate any of the provisions of Section 2.4(b)(i), (ii) or (iii) or Section 2.4(e) or (f),

(xi) at any time that any Real Property is included in the Collateral, add, increase, renew or extend any Loan, Letter of Credit or Commitment hereunder until the completion of flood due diligence, documentation and coverage if required by applicable Flood Laws, in accordance with such applicable Flood Laws or otherwise in such manner satisfactory to all Lenders, or

(xii) amend, modify, or eliminate any of the provisions of Section 13.1 with respect to assignments to, or participations with, Persons who are Loan Parties or Affiliates of a Loan Party;

(b) No amendment, waiver, modification, or consent shall amend, modify, waive, or eliminate,

(i) the definition of, or any of the terms or provisions of, the Fee Letters, without the written consent of the parties thereto (and shall not require the written consent of any of the Lenders other than any Lenders party thereto),

(ii) any provision of Section 15 pertaining to Agent, or any other rights or duties of Agent under this Agreement or the other Loan Documents, without the written consent of Agent, the Loan Parties, and the Required Lenders;

(c) No amendment, waiver, modification, elimination, or consent shall amend, without written consent of Agent, the Loan Parties and the ~~Supermajority~~Required Lenders, modify, or eliminate the definition of Borrowing Base or any of the defined terms (including the definitions of Eligible Accounts and Eligible Inventory) that are used in such definition to the extent that any such change results in more credit being made available to the Borrower based upon the Borrowing Base, but not otherwise, or the definition of Maximum Revolver Amount, or change Section 2.2;

(d) No amendment, waiver, modification, elimination, or consent shall amend, modify, or waive any provision of this Agreement or the other Loan Documents pertaining to Issuing Bank, or any other rights or duties of Issuing Bank under this Agreement or the other Loan Documents, without the written consent of Issuing Bank, Agent, the Loan Parties and the Required Lenders;

(e) No amendment, waiver, modification, elimination, or consent shall amend, modify, or waive any provision of this Agreement or the other Loan Documents pertaining to the Sustainability Structuring Agent, or any other rights or duties of Sustainability Structuring Agent under this Agreement or the other Loan Documents, without the written consent of Sustainability Structuring Agent, Agent, the Loan Parties, and the Required Lenders;

(f) No amendment, waiver, modification, elimination, or consent shall amend, modify, or waive any provision of this Agreement or the other Loan Documents pertaining to Swing Lender, or any other rights or duties of Swing Lender under this Agreement or the other Loan Documents, without the written consent of Swing Lender, Agent, the Loan Parties, and the Required Lenders; and

(g) Anything in this Section 14.1 to the contrary notwithstanding, (i) any amendment, modification, elimination, waiver, consent, termination, or release of, or with respect to, any provision of this Agreement or any other Loan Document that relates only to the relationship of the Lender Group among themselves, and that does not affect the rights or obligations of any Loan Party, shall not require consent by or the agreement of any Loan Party, (ii) any amendment, waiver, modification, elimination, or consent of or with respect to any provision of this Agreement or any other Loan Document may be entered into without the consent of, or over the objection of, any Defaulting Lender other than any of the matters governed by Section 14.1(a)(i) through (iii) that affect such Lender (iii) any amendment contemplated by Section 2.12(d)(iii) of this Agreement in connection with a Benchmark Transition Event shall be effective as contemplated by such Section 2.12(d)(iii) hereof and (iv) any amendment contemplated by Section 2.6(g) of this Agreement in connection with the use or administration of Term SOFR shall be effective as contemplated by such Section 2.6(g).

14.2	Replacement of Certain Lenders.

(a) If (i) any action to be taken by the Lender Group or Agent hereunder requires the consent, authorization, or agreement of all Lenders or all Lenders affected thereby and if such action has received the consent, authorization, or agreement of the Required Lenders but not of all Lenders or all Lenders affected thereby, or (ii) any Lender or Issuing Bank makes a claim for compensation under Sections 2.11, 2.12, 2.13 or 16, or (iii) any Lender is a Non-Consenting Lender to a Requested Maturity Extension Date that has been approved by the Required Lenders under Section 2.16, then the Borrower or Agent, upon at least five Business Days prior irrevocable notice, may permanently replace any Lender that failed to give its consent, authorization, or agreement (a “Non-Consenting Lender”) or any Lender that made a claim for compensation (a “Compensation Lender”) with one or more Replacement Lenders, and the Non-Consenting Lender or Compensation Lender, as applicable, shall have no right to refuse to be replaced hereunder. Such notice to replace the Non-Consenting Lender or Compensation Lender, as applicable, shall specify an effective date for such replacement, which date shall not be later than 15 Business Days after the date such notice is given.

(b) Prior to the effective date of such replacement, the Non-Consenting Lender or Compensation Lender, as applicable, and each Replacement Lender shall execute and deliver an Assignment and Acceptance, subject only to the Non-Consenting Lender or Compensation Lender, as applicable, being repaid in full its share of the outstanding Obligations (without any premium or penalty of any kind whatsoever, but including (i) all interest, fees and other amounts that may be due in payable in respect thereof, (ii) an assumption of its Pro Rata Share of participations in the Letters of Credit, and (iii) Funding Losses). If the Non-Consenting Lender or Compensation Lender, as applicable, shall refuse or fail to execute and deliver any such Assignment and Acceptance prior to the effective date of such replacement, Agent may, but shall not be required to, execute and deliver such Assignment and Acceptance in the name or and on behalf of the Non-Consenting Lender or Compensation Lender, as applicable, and irrespective of whether Agent executes and delivers such Assignment and Acceptance, the Non-Consenting Lender or Compensation Lender, as applicable, shall be deemed to have executed and delivered such Assignment and Acceptance. The replacement of any Non-Consenting Lender or Compensation Lender, as applicable, shall be made in accordance with the terms of Section 13.1. Until such time as one or more Replacement Lenders shall have acquired all of the Obligations, the Commitments, and the other rights and obligations of the Non-Consenting Lender or Compensation Lender, as applicable, hereunder and under the other Loan Documents, the Non-Consenting Lender or Compensation Lender, as applicable, shall remain obligated to make the Non-Consenting Lender’s or Compensation Lender’s, as applicable, Pro Rata Share of Revolving Loans and to purchase a participation in each Letter of Credit, in an amount equal to its Pro Rata Share of participations in such Letters of Credit.

14.3	No Waivers; Cumulative Remedies.

No failure by Agent or any Lender to exercise any right, remedy, or option under this Agreement or any other Loan Document, or delay by Agent or any Lender in exercising the same, will operate as a waiver thereof. No waiver by Agent or any Lender will be effective unless it is in writing, and then only to the extent specifically stated. No waiver by Agent or any Lender on any occasion shall affect or diminish Agent’s and each Lender’s rights thereafter to require strict performance by the Loan Parties of any provision of this Agreement. Agent’s and each Lender’s rights under this Agreement and the other Loan Documents will be cumulative and not exclusive of any other right or remedy that Agent or any Lender may have.

15.	AGENT; THE LENDER GROUP.

15.1	Appointment and Authorization of Agent.

Each Lender hereby designates and appoints Wells Fargo as its agent under this Agreement and the other Loan Documents and each Lender hereby irrevocably authorizes (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to designate, appoint, and authorize) Agent to execute and deliver each of the other Loan Documents on its behalf and to take such other action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to Agent by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Agent agrees to act as agent for and on behalf of the Lenders (and the Bank Product Providers) on the conditions contained in this Section 15. Any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document notwithstanding, Agent shall not have any duties or responsibilities, except those expressly set forth herein or in the other Loan Documents, nor shall Agent have or be deemed to have any fiduciary relationship with any Lender (or Bank Product Provider), and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against Agent. Without limiting the generality of the foregoing, the use of the term “agent” in this Agreement or the other Loan Documents with reference to Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a representative relationship between independent contracting parties. Each Lender hereby further authorizes (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to authorize) Agent to act as the secured party under each of the Loan Documents that create a Lien on any item of Collateral. Except as expressly otherwise provided in this Agreement, Agent shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions that Agent expressly is entitled to take or assert under or pursuant to this Agreement and the other Loan Documents. Without limiting the generality of the foregoing, or of any other provision of the Loan Documents that provides rights or powers to Agent, Lenders agree that Agent shall have the right to exercise the following powers as long as this Agreement remains in effect: (a) maintain, in accordance with its customary business practices, ledgers and records reflecting the status of the Obligations, the Collateral, payments and proceeds of Collateral, and related matters, (b) execute or file any and all financing or similar statements or notices, amendments, renewals, supplements, documents, instruments, proofs of claim, notices and other written agreements with respect to the Loan Documents, or to take any other action with respect to any Collateral or Loan Documents which may be necessary to perfect, and maintain perfected, the security interests and Liens upon Collateral pursuant to the Loan Documents, (c) make Revolving Loans, for itself or on behalf of Lenders, as provided in the Loan Documents, (d) exclusively receive, apply, and distribute payments and proceeds of the Collateral as provided in the Loan Documents, (e) open and maintain such bank accounts and cash management arrangements as Agent deems necessary and appropriate in accordance with the Loan Documents for the foregoing purposes, (f) perform, exercise, and enforce any and all other rights and remedies of the Lender Group with respect to any Loan Party or its Subsidiaries, the Obligations, the Collateral, or otherwise related to any of same as provided in the Loan Documents, and (g) incur and pay such Lender Group Expenses as Agent may deem necessary or appropriate for the performance and fulfillment of its functions and powers pursuant to the Loan Documents.

15.2	Delegation of Duties.

Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys in fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Agent shall not be responsible for the negligence or misconduct of any agent or attorney in fact that it selects as long as such selection was made without gross negligence or willful misconduct.

15.3	Liability of Agent.

None of the Agent-Related Persons shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the Lenders (or Bank Product Providers) for any recital, statement, representation or warranty made by any Loan Party or any of its Subsidiaries or Affiliates, or any officer or director thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of any Loan Party or its Subsidiaries or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lenders (or Bank Product Providers) to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the books and records or properties of any Loan Party or its Subsidiaries. No Agent-Related Person shall have any liability to any Lender, and Loan Party or any of their respective Affiliates if any request for a Loan, Letter of Credit or other extension of credit was not authorized by the applicable Borrower. Agent shall not be required to take any action that, in its opinion or in the opinion of its counsel, may expose it to liability or that is contrary to any Loan Document or applicable law or regulation. Neither the Administrative Agent nor the Sustainability Structuring Agent: (a) makes any assurances whether the agreement meets any criteria or expectations of any Loan Party or an Lender with regard to environmental or social impact and sustainability performance, or whether the facility including the characteristics of the relevant KPI metrics (including any environmental, social and sustainability criteria or any computation methodology) meet any industry standards for sustainability-linked credit facilities, or (b) has any responsibility for or liability in respect of reviewing, auditing or otherwise evaluating any calculation by any Loan Party of the KPI metrics or any margin or fee adjustment (or any of the data or computations that are part of or related to any such calculation) set out in any pricing certificate (and the Agent may rely conclusively on any such certificate, without further inquiry, when implementing any pricing adjustment).

15.4	Reliance by Agent.

Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, telefacsimile or other electronic method of transmission, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the Loan Parties or counsel to any Lender), independent accountants and other experts selected by Agent. Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless Agent shall first receive such advice or concurrence of the Lenders as it deems appropriate and until such instructions are received, Agent shall act, or refrain from acting, as it deems advisable. If Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders (and, if it so elects, the Bank Product Providers) against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders (and Bank Product Providers).

15.5	Notice of Default or Event of Default.

Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest, fees, and expenses required to be paid to Agent for the account of the Lenders and, except with respect to Events of Default of which Agent has actual knowledge, unless Agent shall have received written notice from a Lender or the Loan Parties referring to this Agreement, describing such Default or Event of Default, and stating that such notice is a “notice of default.” Agent promptly will notify the Lenders of its receipt of any such notice or of any Event of Default of which Agent has actual knowledge. If any Lender obtains actual knowledge of any Event of Default, such Lender promptly shall notify the other Lenders and Agent of such Event of Default. Each Lender shall be solely responsible for giving any notices to its Participants, if any. Subject to Section 15.4, Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Section 9; provided that, unless and until Agent has received any such request, Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable.

15.6	Credit Decision.

Each Lender (and Bank Product Provider) acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by Agent hereinafter taken, including any review of the affairs of any Loan Party and its Subsidiaries or Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender (or Bank Product Provider). Each Lender represents (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to represent) to Agent that it has, independently and without reliance upon any Agent-Related Person and based on such due diligence, documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of each Borrower or any other Person party to a Loan Document, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower. Each Lender also represents (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to represent) that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of each Borrower or any other Person party to a Loan Document. Except for notices, reports, and other documents expressly herein required to be furnished to the Lenders by Agent, Agent shall not have any duty or responsibility to provide any Lender (or Bank Product Provider) with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Borrower or any other Person party to a Loan Document that may come into the possession of any of the Agent-Related Persons. Each Lender acknowledges (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that Agent does not have any duty or responsibility, either initially or on a continuing basis (except to the extent, if any, that is expressly specified herein) to provide such Lender (or Bank Product Provider) with any credit or other information with respect to the Borrower, its Affiliates or any of their respective business, legal, financial or other affairs, and irrespective of whether such information came into Agent’s or its Affiliates’ or representatives’ possession before or after the date on which such Lender became a party to this Agreement (or such Bank Product Provider entered into a Bank Product Agreement).

15.7	Costs and Expenses; Indemnification.

Agent may incur and pay Lender Group Expenses to the extent Agent reasonably deems necessary or appropriate for the performance and fulfillment of its functions, powers, and obligations pursuant to the Loan Documents, including court costs, attorneys’ fees and expenses, fees and expenses of financial accountants, advisors, consultants, and appraisers, costs of collection by outside collection agencies, auctioneer fees and expenses, and costs of security guards or insurance premiums paid to maintain the Collateral, whether or not the Loan Parties are obligated to reimburse Agent or Lenders for such expenses pursuant to this Agreement or otherwise. Agent is authorized and directed to deduct and retain sufficient amounts from payments or proceeds of the Collateral received by Agent to reimburse Agent for such out-of-pocket costs and expenses prior to the distribution of any amounts to Lenders (or Bank Product Providers). In the event Agent is not reimbursed for such costs and expenses by the Loan Parties and their Subsidiaries, each Lender hereby agrees that it is and shall be obligated to pay to Agent such Lender’s ratable share thereof. Whether or not the transactions contemplated hereby are consummated, each of the Lenders, on a ratable basis, shall indemnify and defend the Agent-Related Persons (to the extent not reimbursed by or on behalf of the Loan Parties and without limiting the obligation of the Loan Parties to do so) from and against any and all Indemnified Liabilities; provided that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct nor shall any Lender be liable for the obligations of any Defaulting Lender in failing to make a Revolving Loan or other extension of credit hereunder. Without limitation of the foregoing, each Lender shall reimburse Agent upon demand for such Lender’s ratable share of any costs or out of pocket expenses (including attorneys, accountants, advisors, and consultants fees and expenses) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment, or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement or any other Loan Document to the extent that Agent is not reimbursed for such expenses by or on behalf of the Loan Parties. The undertaking in this Section shall survive the payment of all Obligations hereunder and the resignation or replacement of Agent.

15.8	Agent in Individual Capacity.

Wells Fargo and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, provide Bank Products to, acquire Equity Interests in, and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with any Loan Party and its Subsidiaries and Affiliates and any other Person party to any Loan Document as though Wells Fargo were not Agent hereunder, and, in each case, without notice to or consent of the other members of the Lender Group. The other members of the Lender Group acknowledge (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that, pursuant to such activities, Wells Fargo or its Affiliates may receive information regarding a Loan Party or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of such Loan Party or such other Person and that prohibit the disclosure of such information to the Lenders (or Bank Product Providers), and the Lenders acknowledge (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver Agent will use its reasonable best efforts to obtain), Agent shall not be under any obligation to provide such information to them. The terms “Lender” and “Lenders” include Wells Fargo in its individual capacity.

15.9	Successor Agent.

Agent may resign as Agent upon 30 days (ten days if an Event of Default has occurred and is continuing) prior written notice to the Lenders (unless such notice is waived by the Required Lenders) and the Borrower (unless such notice is waived by the Borrower or a Default or Event of Default has occurred and is continuing) and without any notice to the Bank Product Providers. If Agent resigns under this Agreement, the Required Lenders shall be entitled, with (so long as no Event of Default has occurred and is continuing) the consent of the Borrower (such consent not to be unreasonably withheld, delayed, or conditioned), appoint a successor Agent for the Lenders (and the Bank Product Providers). If, at the time that Agent’s resignation is effective, it is acting as Issuing Bank or the Swing Lender, such resignation shall also operate to effectuate its resignation as Issuing Bank or the Swing Lender, as applicable, and it shall automatically be relieved of any further obligation to issue Letters of Credit, or to make Swing Loans. If no successor Agent is appointed prior to the effective date of the resignation of Agent, Agent may appoint, after consulting with the Lenders and the Borrower, a successor Agent. If Agent has materially breached or failed to perform any material provision of this Agreement or of applicable law, the Required Lenders may agree in writing to remove and replace Agent with a successor Agent from among the Lenders with (so long as no Event of Default has occurred and is continuing) the consent of the Borrower (such consent not to be unreasonably withheld, delayed, or conditioned). In any such event, upon the acceptance of its appointment as successor Agent hereunder, such successor Agent shall succeed to all the rights, powers, and duties of the retiring Agent and the term “Agent” shall mean such successor Agent and the retiring Agent’s appointment, powers, and duties as Agent shall be terminated. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Section 15 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor Agent has accepted appointment as Agent by the date which is 30 days following a retiring Agent’s notice of resignation~~,~~ (a) the retiring Agent’s resignation shall nevertheless thereupon become effective and the Agent shall be discharged from its duties and obligations hereunder and under the Loan Documents (except that in the case of any Collateral, and Liens held by the retiring Agent on behalf of the Secured Parties under any of the Loan Documents, the retiring Agent shall continue to hold such Collateral and Liens until such time as a successor Agent is appointed), and (b) the Lenders shall perform all of the duties of Agent hereunder until such time, if any, as the Lenders appoint a successor Agent as provided for above.

15.10	Lender in Individual Capacity.

Any Lender and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, provide Bank Products to, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with any Loan Party and its Subsidiaries and Affiliates and any other Person party to any Loan Documents as though such Lender were not a Lender hereunder without notice to or consent of the other members of the Lender Group (or the Bank Product Providers). The other members of the Lender Group acknowledge (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that, pursuant to such activities, such Lender and its respective Affiliates may receive information regarding a Loan Party or its Affiliates or any other Person party to any Loan Documents that is subject to confidentiality obligations in favor of such Loan Party or such other Person and that prohibit the disclosure of such information to the Lenders, and the Lenders acknowledge (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to acknowledge) that, in such circumstances (and in the absence of a waiver of such confidentiality obligations, which waiver such Lender will use its reasonable best efforts to obtain), such Lender shall not be under any obligation to provide such information to them.

15.11	Collateral Matters.

(a) The Lenders hereby irrevocably authorize (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to authorize) Agent to release any Lien on any Collateral (i) upon the termination of the Commitments and payment and satisfaction in full by the Loan Parties and their Subsidiaries of all of the Obligations, (ii) constituting property being sold or disposed of if a release is required or desirable in connection therewith and if the Borrower certifies to Agent that the sale or disposition is permitted under Section 6.4 (and Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property in which no Loan Party or any of its Subsidiaries owned any interest at the time Agent’s Lien was granted nor at any time thereafter, (iv) constituting property leased or licensed to a Loan Party or its Subsidiaries under a lease or license that has expired or is terminated in a transaction permitted under this Agreement, or (v) in connection with a credit bid or purchase authorized under this Section 15.11. The Loan Parties and the Lenders hereby irrevocably authorize (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to authorize) Agent, based upon the instruction of the Required Lenders, to (a) consent to the sale of, credit bid, or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 of the Bankruptcy Code, (b) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any sale or other disposition thereof conducted under the provisions of the Code, including pursuant to Sections 9-610 or 9-620 of the Code, or (c) credit bid or purchase (either directly or indirectly through one or more entities) all or any portion of the Collateral at any other sale or foreclosure conducted or consented to by Agent in accordance with applicable law in any judicial action or proceeding or by the exercise of any legal or equitable remedy. In connection with any such credit bid or purchase, (i) the Obligations owed to the Lenders and the Bank Product Providers shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims being estimated for such purpose if the fixing or liquidation thereof would not impair or unduly delay the ability of Agent to credit bid or purchase at such sale or other disposition of the Collateral and, if such contingent or unliquidated claims cannot be estimated without impairing or unduly delaying the ability of Agent to credit bid at such sale or other disposition, then such claims shall be disregarded, not credit bid, and not entitled to any interest in the Collateral that is the subject of such credit bid or purchase) and the Lenders and the Bank Product Providers whose Obligations are credit bid shall be entitled to receive interests (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) in the Collateral that is the subject of such credit bid or purchase (or in the Equity Interests of the any entities that are used to consummate such credit bid or purchase), and (ii) Agent, based upon the instruction of the Required Lenders, may accept non-cash consideration, including debt and equity securities issued by any entities used to consummate such credit bid or purchase and in connection therewith Agent may reduce the Obligations owed to the Lenders and the Bank Product Providers (ratably based upon the proportion of their Obligations credit bid in relation to the aggregate amount of Obligations so credit bid) based upon the value of such non-cash consideration; provided that Bank Product Obligations not entitled to the application set forth in Section 2.4(b)(iii) shall not be entitled to be, and shall not be, credit bid, or used in the calculation of the ratable interest of the Lenders and Bank Product Providers in the Obligations which are credit bid. Except as provided above, Agent will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of (y) if the release is of all or substantially all of the Collateral, all of the Lenders (without requiring the authorization of the Bank Product Providers), or (z) otherwise, the Required Lenders (without requiring the authorization of the Bank Product Providers). Upon request by Agent or the Borrower at any time, the Lenders will (and if so requested, the Bank Product Providers will) confirm in writing Agent’s authority to release any such Liens on particular types or items of Collateral pursuant to this Section 15.11; provided that (1) anything to the contrary contained in any of the Loan Documents notwithstanding, Agent shall not be required to execute any document or take any action necessary to evidence such release on terms that, in Agent’s opinion, could expose Agent to liability or create any obligation or entail any consequence other than the release of such Lien without recourse, representation, or warranty, and (2) such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly released) upon (or obligations of the Loan Parties in respect of) any and all interests retained by the Loan Parties, including, the proceeds of any sale, all of which shall continue to constitute part of the Collateral. Each Lender further hereby irrevocably authorizes (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to irrevocably authorize) Agent, at its option and in its sole discretion, to subordinate (by contract or otherwise) any Lien granted to or held by Agent on any property under any Loan Document (a) to the holder of any Permitted Lien on such property if such Permitted Lien secures purchase money Indebtedness (including Capitalized Lease Obligations) which constitute Permitted Indebtedness and (b) to the extent Agent has the authority under this Section 15.11 to release its Lien on such property. Notwithstanding the provisions of this Section 15.11, Agent shall be authorized, without the consent of any Lender and without the requirement that an asset sale consisting of the sale, transfer or other disposition having occurred, to release any security interest in any building, structure or improvement located in an area determined by the Federal Emergency Management Agency to have special flood hazards provided that such building, structure or improvement has an immaterial fair market value.

(b) Agent shall have no obligation whatsoever to any of the Lenders (or the Bank Product Providers) (i) to verify or assure that the Collateral exists or is owned by a Loan Party or any of its Subsidiaries or is cared for, protected, or insured or has been encumbered, (ii) to verify or assure that Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, (iii) to verify or assure that any particular items of Collateral meet the eligibility criteria applicable in respect thereof, (iv) to impose, maintain, increase, reduce, implement, or eliminate any particular reserve hereunder or to determine whether the amount of any reserve is appropriate or not, or (v) to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission, or event related thereto, subject to the terms and conditions contained herein, Agent may act in any manner it may deem appropriate, in its sole discretion given Agent’s own interest in the Collateral in its capacity as one of the Lenders and that Agent shall have no other duty or liability whatsoever to any Lender (or Bank Product Provider) as to any of the foregoing, except as otherwise expressly provided herein.

15.12	Restrictions on Actions by Lenders; Sharing of Payments.

(a) Each of the Lenders agrees that it shall not, without the express written consent of Agent, and that it shall, to the extent it is lawfully entitled to do so, upon the written request of Agent, set off against the Obligations, any amounts owing by such Lender to any Loan Party or its Subsidiaries or any deposit accounts of any Loan Party or its Subsidiaries now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so in writing by Agent, take or cause to be taken any action, including, the commencement of any legal or equitable proceedings to enforce any Loan Document against any Loan Party or to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

(b) If, at any time or times any Lender shall receive (i) by payment, foreclosure, setoff, or otherwise, any proceeds of Collateral or any payments with respect to the Obligations, except for any such proceeds or payments received by such Lender from Agent pursuant to the terms of this Agreement, or (ii) payments from Agent in excess of such Lender’s Pro Rata Share of all such distributions by Agent, such Lender promptly shall (A) turn the same over to Agent, in kind, and with such endorsements as may be required to negotiate the same to Agent, or in immediately available funds, as applicable, for the account of all of the Lenders and for application to the Obligations in accordance with the applicable provisions of this Agreement, or (B) purchase, without recourse or warranty, an undivided interest and participation in the Obligations owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Pro Rata Shares; provided that, to the extent that such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment.

15.13	Agency for Perfection.

Agent hereby appoints each other Lender (and each Bank Product Provider) as its agent (and each Lender hereby accepts (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to accept) such appointment) for the purpose of perfecting Agent’s Liens in assets which, in accordance with Article 8 or Article 9, as applicable, of the Code can be perfected by possession or control. Should any Lender obtain possession or control of any such Collateral, such Lender shall notify Agent thereof, and, promptly upon Agent’s request therefor shall deliver possession or control of such Collateral to Agent or in accordance with Agent’s instructions.

15.14	Payments by Agent to the Lenders.

All payments to be made by Agent to the Lenders (or Bank Product Providers) shall be made by bank wire transfer of immediately available funds pursuant to such wire transfer instructions as each party may designate for itself by written notice to Agent. Concurrently with each such payment, Agent shall identify whether such payment (or any portion thereof) represents principal, premium, fees, or interest of the Obligations.

15.15	Concerning the Collateral and Related Loan Documents.

Each member of the Lender Group authorizes and directs Agent to enter into this Agreement and the other Loan Documents. Each member of the Lender Group agrees (and by entering into a Bank Product Agreement, each Bank Product Provider shall be deemed to agree) that any action taken by Agent in accordance with the terms of this Agreement or the other Loan Documents relating to the Collateral and the exercise by Agent of its powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders (and such Bank Product Provider).

15.16	Field Examination Reports; Confidentiality; Disclaimers by Lenders; Other Reports and Information.

By becoming a party to this Agreement, each Lender:

(a) is deemed to have requested that Agent furnish such Lender, promptly after it becomes available, a copy of each field examination report respecting any Loan Party or its Subsidiaries (each, a “Report”) prepared by or at the request of Agent, and Agent shall so furnish each Lender with such Reports,

(b) expressly agrees and acknowledges that Agent does not (i) make any representation or warranty as to the accuracy of any Report, and (ii) shall not be liable for any information contained in any Report,

(c) expressly agrees and acknowledges that the Reports are not comprehensive audits or examinations, that Agent or other party performing any field examination will inspect only specific information regarding the Loan Parties and their Subsidiaries and will rely significantly upon the Borrower’s and its Subsidiaries’ books and records, as well as on representations of the Borrower’s personnel,

(d) agrees to keep all Reports and other material, non-public information regarding the Loan Parties and their Subsidiaries and their operations, assets, and existing and contemplated business plans in a confidential manner in accordance with Section 17.9, and

(e) without limiting the generality of any other indemnification provision contained in this Agreement, agrees: (i) to hold Agent and any other Lender preparing a Report harmless from any action the indemnifying Lender may take or fail to take or any conclusion the indemnifying Lender may reach or draw from any Report in connection with any loans or other credit accommodations that the indemnifying Lender has made or may make to the Loan Parties, or the indemnifying Lender’s participation in, or the indemnifying Lender’s purchase of, a loan or loans of the Loan Parties, and (ii) to pay and protect, and indemnify, defend and hold Agent, and any such other Lender preparing a Report harmless from and against, the claims, actions, proceedings, damages, costs, expenses, and other amounts (including, attorneys’ fees and costs) incurred by Agent and any such other Lender preparing a Report as the direct or indirect result of any third parties who might obtain all or part of any Report through the indemnifying Lender.

In addition to the foregoing, (x) any Lender may from time to time request of Agent in writing that Agent provide to such Lender a copy of any report or document provided by any Loan Party or its Subsidiaries to Agent that has not been contemporaneously provided by such Loan Party or such Subsidiary to such Lender, and, upon receipt of such request, Agent promptly shall provide a copy of same to such Lender, (y) to the extent that Agent is entitled, under any provision of the Loan Documents, to request additional reports or information from any Loan Party or its Subsidiaries, any Lender may, from time to time, reasonably request Agent to exercise such right as specified in such Lender’s notice to Agent, whereupon Agent promptly shall request of the Borrower the additional reports or information reasonably specified by such Lender, and, upon receipt thereof from such Loan Party or such Subsidiary, Agent promptly shall provide a copy of same to such Lender, and (z) any time that Agent renders to the Borrower a statement regarding the Loan Account, Agent shall send a copy of such statement to each Lender.

15.17	Several Obligations; No Liability.

Notwithstanding that certain of the Loan Documents now or hereafter may have been or will be executed only by or in favor of Agent in its capacity as such, and not by or in favor of the Lenders, any and all obligations on the part of Agent (if any) to make any credit available hereunder shall constitute the several (and not joint) obligations of the respective Lenders on a ratable basis, according to their respective Commitments, to make an amount of such credit not to exceed, in principal amount, at any one time outstanding, the amount of their respective Commitments. Nothing contained herein shall confer upon any Lender any interest in, or subject any Lender to any liability for, or in respect of, the business, assets, profits, losses, or liabilities of any other Lender. Each Lender shall be solely responsible for notifying its Participants of any matters relating to the Loan Documents to the extent any such notice may be required, and no Lender shall have any obligation, duty, or liability to any Participant of any other Lender. Except as provided in Section 15.7, no member of the Lender Group shall have any liability for the acts of any other member of the Lender Group. No Lender shall be responsible to any Loan Party or any other Person for any failure by any other Lender (or Bank Product Provider) to fulfill its obligations to make credit available hereunder, nor to advance for such Lender (or Bank Product Provider) or on its behalf, nor to take any other action on behalf of such Lender (or Bank Product Provider) hereunder or in connection with the financing contemplated herein.

15.18	Joint Lead Arrangers, Joint Book Runners and Sustainability Agent.

Each of the Joint Lead Arrangers, Joint Book Runners, and Sustainability Structuring Agent, in such capacities, shall not have any right, power, obligation, liability, responsibility, or duty under this Agreement other than those applicable to it in its capacity as a Lender, as Agent, as Swing Lender, or as Issuing Bank. Without limiting the foregoing, each of the Joint Lead Arrangers, Joint Book Runners, and Sustainability Structuring Agent, in such capacities, shall not have or be deemed to have any fiduciary relationship with any Lender or any Loan Party. Each Lender, Agent, Swing Lender, Issuing Bank, and each Loan Party acknowledges that it has not relied, and will not rely, on the Joint Lead Arrangers, Joint Book Runners and Sustainability Structuring Agent in deciding to enter into this Agreement or in taking or not taking action hereunder. Each of the Joint Lead Arrangers, Joint Book Runners and Sustainability Structuring Agent, in such capacities, shall be entitled to resign at any time by giving notice to Agent and the Borrower.

16.	WITHHOLDING TAXES.

16.1	Payments.

All payments made by any Loan Party under any Loan Document will be made free and clear of, and without deduction or withholding for, any Taxes, except as otherwise required by Applicable Law, and in the event any deduction or withholding of Taxes is required, the applicable Loan Party shall make the requisite withholding, promptly pay over to the applicable Governmental Authority the withheld tax, and furnish to Agent as promptly as possible after the date the payment of any such Tax is due pursuant to Applicable Law, certified copies of tax receipts evidencing such payment by the Loan Parties. Furthermore, if any such Tax is an Indemnified Tax, the applicable Loan Party agrees to pay such additional amounts as may be necessary so that every payment of all amounts due under this Agreement or any other Loan Document, including any amount paid pursuant to this Section 16.1 after withholding or deduction for or on account of any Indemnified Taxes, will not be less than the amount provided for herein. The Loan Parties will promptly pay any Other Taxes or reimburse Agent for such Other Taxes upon Agent’s demand. Without duplication of the foregoing, the Loan Parties shall jointly and severally indemnify each Recipient for the full amount of Indemnified Taxes arising in connection with this Agreement or any other Loan Document (including any Indemnified Taxes imposed or asserted on, or attributable to, amounts payable under this Section 16.1) imposed on, or paid by, such Recipient and all reasonable costs and expenses related thereto (including fees and disbursements of attorneys and other tax professionals), as and when they are incurred and irrespective of whether suit is brought, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority (other than Indemnified Taxes and additional amounts that a court of competent jurisdiction finally determines to have resulted from the gross negligence or willful misconduct of such Recipient). The obligations of the Loan Parties under this Section 16.1 shall survive the termination of this Agreement, the resignation and replacement of Agent, and the repayment of the Obligations. Each Lender shall severally indemnify the Agent for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 13.1(i) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under the immediately preceding sentence.

16.2	Exemptions.

(a) If a Lender or Participant is or becomes entitled to claim an exemption or reduction from United States withholding tax, such Lender or Participant agrees with and in favor of Agent, to deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) and the Borrower one of the following before receiving its first payment under this Agreement (or, where the Lender or Participant subsequently becomes entitled to any such exemption or reduction, forthwith thereafter):

(i) if such Lender or Participant is entitled to claim an exemption from United States withholding tax pursuant to the portfolio interest exception, (A) a statement of the Lender or Participant, signed under penalty of perjury, that it is not a (I) a “bank” as described in Section 881(c)(3)(A) of the IRC, (II) a 10% shareholder of the Borrower (within the meaning of Section 871(h)(3)(B) of the IRC), or (III) a controlled foreign corporation related to the Borrower within the meaning of Section 864(d)(4) of the IRC, and (B) a properly completed and executed IRS Form W-8BEN, Form W-8BEN-E or Form W-8IMY (with proper attachments as applicable);

(ii) if such Lender or Participant is entitled to claim an exemption from, or a reduction of, withholding tax under a United States tax treaty, a properly completed and executed copy of IRS Form W-8BEN or Form W-8BEN-E, as applicable;

(iii) if such Lender or Participant is entitled to claim that interest paid under this Agreement is exempt from United States withholding tax because it is effectively connected with a United States trade or business of such Lender, a properly completed and executed copy of IRS Form W-8ECI;

(iv) if such Lender or Participant is entitled to claim that interest paid under this Agreement is exempt from United States withholding tax because such Lender or Participant serves as an intermediary, a properly completed and executed copy of IRS Form W-8IMY (including a withholding statement and copies of the tax certification documentation for its beneficial owner(s) of the income paid to the intermediary, if required based on its status provided on the Form W-8IMY); or

(v) a properly completed and executed copy of any other form or forms, including IRS Form W-9, as may be required under the IRC or other laws of the United States as a condition to exemption from, or reduction of, United States withholding or backup withholding tax.

(b) Each Lender or Participant shall provide new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and promptly notify Agent and the Borrower (or, in the case of a Participant, to the Lender granting the participation only) of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(c) Without duplication of the foregoing, if a Lender or Participant is (or becomes) entitled to claim an exemption from, or reduction of, withholding tax, such Lender or such Participant agrees with and in favor of Agent and the Borrower, to deliver to Agent and the Borrower (or, in the case of a Participant, to the Lender granting the participation only) any such form or forms, as may be required under the laws of such jurisdiction as a condition to exemption from, or reduction of, any such withholding or backup withholding tax before receiving its first payment under this Agreement (or, where the Lender or Participant subsequently becomes entitled to any such exemption or reduction, forthwith thereafter), and if reasonably requested by the Borrower or Agent such other documentation reasonably requested by the Borrower or Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements, but, in each case, only if such Lender or such Participant is legally able to deliver such forms, or the providing of or delivery of such forms in the Lender’s reasonable judgment would not subject such Lender to any material unreimbursed cost or expense or materially prejudice the legal or commercial position of such Lender (or its Affiliates); provided, further, that nothing in this Section 16.2(c) shall require a Lender or Participant to disclose any information that it reasonably deems to be confidential (including its tax returns). Each Lender and each Participant shall provide new forms (or successor forms) upon the expiration or obsolescence of any previously delivered forms and promptly notify Agent and the Borrower (or, in the case of a Participant, to the Lender granting the participation only) of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

(d) If a Lender or Participant claims an exemption from, or reduction of, withholding tax and such Lender or Participant sells, assigns, grants a participation in, or otherwise transfers all or part of the Obligations of the Borrower, such Lender or Participant agrees to notify Agent and the Borrower (or, in the case of a sale of a participation interest, the Lender granting the participation only) of the percentage amount in which it is no longer the beneficial owner of Obligations of the Borrower. To the extent of such percentage amount, Agent and the Borrower will treat such Lender’s or such Participant’s documentation provided pursuant to Section 16.2(a) or 16.2(c) as no longer valid. With respect to such percentage amount, the applicable Participant or Assignee shall provide new documentation, pursuant to Section 16.2(a) or 16.2(c), if applicable. The Borrower agrees that each Participant shall be entitled to the benefits of this Section 16 with respect to its participation in any portion of the Commitments and the Obligations so long as such Participant complies with the obligations set forth in this Section 16 with respect thereto. No Assignee or Participant shall be entitled to receive any greater payment under Section 16 than the applicable assignor or, in the case of a Participant, the Lender granting the participation would have been entitled to receive had no such assignment or grant of participation occurred.

(e) If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable due diligence and reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to Agent (or, in the case of a Participant, to the Lender granting the participation only) at the time or times prescribed by law and at such time or times reasonably requested by Agent (or, in the case of a Participant, the Lender granting the participation) such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by Agent (or, in the case of a Participant, the Lender granting the participation) as may be necessary for Agent or the Borrower to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (e), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

16.3	Reductions.

(a) If a Lender or a Participant is subject to an applicable withholding tax, Agent (or, in the case of a Participant, the Lender granting the participation) may withhold from any payment to such Lender or such Participant an amount equivalent to the applicable withholding tax. If the forms or other documentation required by Section 16.2(a) or 16.2(c) are not delivered to Agent (or, in the case of a Participant, to the Lender granting the participation), then Agent (or, in the case of a Participant, the Lender granting the participation) may withhold from any payment to such Lender or such Participant not providing such forms or other documentation an amount equivalent to the applicable withholding tax.

(b) If the IRS or any other Governmental Authority of the United States or other jurisdiction asserts a claim that Agent (or, in the case of a Participant, to the Lender granting the participation) did not properly withhold tax from amounts paid to or for the account of any Lender or any Participant due to a failure on the part of the Lender or any Participant (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify Agent (or such Participant failed to notify the Lender granting the participation) of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason) such Lender shall indemnify and hold Agent harmless (or, in the case of a Participant, such Participant shall indemnify and hold the Lender granting the participation harmless) for all amounts paid, directly or indirectly, by Agent (or, in the case of a Participant, by the Lender granting the participation), as tax or otherwise, including penalties and interest, and including any taxes imposed by any jurisdiction on the amounts payable by Agent (or, in the case of a Participant, by the Lender granting the participation only) under this Section 16, together with all costs and expenses (including attorneys’ fees and expenses). The obligation of the Lenders and the Participants under this subsection shall survive the payment of all Obligations and the resignation or replacement of Agent.

16.4 Refunds.

If Agent or a Lender determines, in its reasonable discretion, that it has received a refund in respect of any Indemnified Taxes or Other Taxes as to which the Loan Parties have paid additional amounts or payments pursuant to this Section 16, it shall promptly pay over an amount equal to such refund to the Borrower on behalf of the Loan Parties (but only to the extent of payments made, or additional amounts paid, by the Loan Parties under this Section 16 with respect to Indemnified Taxes or Other Taxes giving rise to such a refund plus any interest paid by the applicable Governmental Authority with respect to such a refund), net of all reasonable out-of-pocket expenses of Agent or such Lender and without interest (other than any interest paid by the applicable Governmental Authority with respect to such a refund); provided, that the applicable Loan Party, upon the request of Agent or such Lender, agrees to repay the amount paid over to the Loan Parties (plus any penalties, interest or other charges, imposed by the applicable Governmental Authority, other than such penalties, interest or other charges imposed as a result of the willful misconduct or gross negligence of Agent or Lender hereunder as finally determined by a court of competent jurisdiction) to Agent or such Lender in the event Agent or such Lender is required to repay such refund to such Governmental Authority. The Agent or such Lender, as the case may be, shall, at the Borrower’s request, provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the applicable Governmental Authority (provided that the Agent or such Lender or may delete any information therein that it reasonably deems confidential). Notwithstanding anything in this Agreement to the contrary, this Section 16.4 shall not be construed to require Agent or any Lender to make available its tax returns (or any other information which it reasonably deems confidential) to Loan Parties or any other Person or require Agent or any Lender to pay any amount to a Loan Party pursuant to this Section 16.4, the payment of which would place Agent or such Lender (or their Affiliates) in a less favorable net after-Tax position than such Person would have been in if the Tax subject to indemnification or additional amounts and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid.

17.	GENERAL PROVISIONS.

17.1	Effectiveness.

This Agreement shall be binding and deemed effective when executed by each of the Loan Parties, Agent, and each Lender whose signature is provided for on the signature pages hereof.

17.2	Section Headings.

Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

17.3	Interpretation.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against the Lender Group or any Loan Party, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

17.4	Severability of Provisions.

Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

17.5	Bank Product Providers.

Each Bank Product Provider in its capacity as such shall be deemed a third party beneficiary hereof and of the provisions of the other Loan Documents for purposes of any reference in a Loan Document to the parties for whom Agent is acting. Agent hereby agrees to act as agent for such Bank Product Providers and, by virtue of entering into a Bank Product Agreement, the applicable Bank Product Provider shall be automatically deemed to have appointed Agent as its agent and to have accepted the benefits of the Loan Documents. It is understood and agreed that the rights and benefits of each Bank Product Provider under the Loan Documents consist exclusively of such Bank Product Provider’s being a beneficiary of the Liens and security interests (and, if applicable, guarantees) granted to Agent and the right to share in payments and collections out of the Collateral as more fully set forth herein. In addition, each Bank Product Provider, by virtue of entering into a Bank Product Agreement, shall be automatically deemed to have agreed that Agent shall have the right, but shall have no obligation, to establish, maintain, relax, or release reserves in respect of the Bank Product Obligations and that if reserves are established there is no obligation on the part of Agent to determine or insure whether the amount of any such reserve is appropriate or not. In connection with any such distribution of payments or proceeds of Collateral, Agent shall be entitled to assume no amounts are due or owing to any Bank Product Provider unless such Bank Product Provider has provided a written certification (setting forth a reasonably detailed calculation) to Agent as to the amounts that are due and owing to it and such written certification is received by Agent a reasonable period of time prior to the making of such distribution. Agent shall have no obligation to calculate the amount due and payable with respect to any Bank Products, but may rely upon the written certification of the amount due and payable from the applicable Bank Product Provider. In the absence of an updated certification, Agent shall be entitled to assume that the amount due and payable to the applicable Bank Product Provider is the amount last certified to Agent by such Bank Product Provider as being due and payable (less any distributions made to such Bank Product Provider on account thereof). The Borrower may obtain Bank Products from any Bank Product Provider, although the Borrower is not required to do so. The Borrower acknowledges and agrees that no Bank Product Provider has committed to provide any Bank Products and that the providing of Bank Products by any Bank Product Provider is in the sole and absolute discretion of such Bank Product Provider. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, no provider or holder of any Bank Product shall have any voting or approval rights hereunder (or be deemed a Lender) solely by virtue of its status as the provider or holder of such agreements or products or the Obligations owing thereunder, nor shall the consent of any such provider or holder be required (other than in their capacities as Lenders, to the extent applicable) for any matter hereunder or under any of the other Loan Documents, including as to any matter relating to the Collateral or the release of Collateral or Guarantors.

17.6	Debtor-Creditor Relationship.

The relationship between the Lenders and Agent, on the one hand, and the Loan Parties, on the other hand, is solely that of creditor and debtor. No member of the Lender Group has (or shall be deemed to have) any fiduciary relationship or duty to any Loan Party arising out of or in connection with the Loan Documents or the transactions contemplated thereby, and there is no agency or joint venture relationship between the members of the Lender Group, on the one hand, and the Loan Parties, on the other hand, by virtue of any Loan Document or any transaction contemplated therein.

17.7	Counterparts; Electronic Execution.

This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Execution of any such counterpart may be by means of (a) an electronic signature that complies with the federal Electronic Signatures in Global and National Commerce Act, as in effect from time to time, state enactments of the Uniform Electronic Transactions Act, as in effect from time to time, or any other relevant and applicable electronic signatures law; (b) an original manual signature; or (c) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Agent reserves the right, in its discretion, to accept, deny, or condition acceptance of any electronic signature on this Agreement. Any party delivering an executed counterpart of this Agreement by faxed, scanned or photocopied manual signature shall also deliver an original manually executed counterpart, but the failure to deliver an original manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement. The foregoing shall apply to each other Loan Document, and any notice delivered hereunder or thereunder, mutatis mutandis.

17.8	Revival and Reinstatement of Obligations; Certain Waivers.

(a) If any member of the Lender Group or any Bank Product Provider repays, refunds, restores, or returns in whole or in part, any payment or property (including any proceeds of Collateral) previously paid or transferred to such member of the Lender Group or such Bank Product Provider in full or partial satisfaction of any Obligation or on account of any other obligation of any Loan Party under any Loan Document or any Bank Product Agreement, because the payment, transfer, or the incurrence of the obligation so satisfied is asserted or declared to be void, voidable, or otherwise recoverable under any law relating to creditors’ rights, including provisions of the Bankruptcy Code relating to fraudulent transfers, preferences, or other voidable or recoverable obligations or transfers (each, a “Voidable Transfer”), or because such member of the Lender Group or Bank Product Provider elects to do so on the reasonable advice of its counsel in connection with a claim that the payment, transfer, or incurrence is or may be a Voidable Transfer, then, as to any such Voidable Transfer, or the amount thereof that such member of the Lender Group or Bank Product Provider elects to repay, restore, or return (including pursuant to a settlement of any claim in respect thereof), and as to all reasonable costs, expenses, and attorneys’ fees of such member of the Lender Group or Bank Product Provider related thereto, (i) the liability of the Loan Parties with respect to the amount or property paid, refunded, restored, or returned will automatically and immediately be revived, reinstated, and restored and will exist, and (ii) Agent’s Liens securing such liability shall be effective, revived, and remain in full force and effect, in each case, as fully as if such Voidable Transfer had never been made. If, prior to any of the foregoing, (A) Agent’s Liens shall have been released or terminated, or (B) any provision of this Agreement shall have been terminated or cancelled, Agent’s Liens, or such provision of this Agreement, shall be reinstated in full force and effect and such prior release, termination, cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligation of any Loan Party in respect of such liability or any Collateral securing such liability. This provision shall survive the termination of this Agreement and the repayment in full of the Obligations.

17.9	Confidentiality.

(a) Agent and Lenders each individually (and not jointly or jointly and severally) agree that material, non-public information regarding the Loan Parties and their Subsidiaries, their operations, assets, and existing and contemplated business plans (“Confidential Information”) shall be treated by Agent and the Lenders in a confidential manner, and shall not be disclosed by Agent and the Lenders to Persons who are not parties to this Agreement, except: (i) to attorneys for and other advisors, accountants, auditors, and consultants to any member of the Lender Group and to employees, directors and officers of any member of the Lender Group (the Persons in this clause (i), “Lender Group Representatives”) on a “need to know” basis in connection with this Agreement and the transactions contemplated hereby and on a confidential basis, (ii) to Subsidiaries and Affiliates of any member of the Lender Group (including the Bank Product Providers); provided, that any such Subsidiary or Affiliate shall have agreed to receive such information hereunder subject to the terms of this Section 17.9, (iii) as may be required by regulatory authorities so long as such authorities are informed of the confidential nature of such information, (iv) as may be required by statute, decision, or judicial or administrative order, rule, or regulation; provided, that (x) prior to any disclosure under this clause (iv), the disclosing party agrees to provide the Loan Parties with prior notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior notice to the Loan Parties pursuant to the terms of the applicable statute, decision, or judicial or administrative order, rule, or regulation and (y) any disclosure under this clause (iv) shall be limited to the portion of the Confidential Information as may be required by such statute, decision, or judicial or administrative order, rule, or regulation, (v) as may be agreed to in advance in writing by the ~~Loan Parties~~Borrower, (vi) as requested or required by any Governmental Authority pursuant to any subpoena or other legal process; provided, that (x) prior to any disclosure under this clause (vi) the disclosing party agrees to provide the Loan Parties with prior written notice thereof, to the extent that it is practicable to do so and to the extent that the disclosing party is permitted to provide such prior written notice to the Loan Parties pursuant to the terms of the subpoena or other legal process and (y) any disclosure under this clause (vi) shall be limited to the portion of the Confidential Information as may be required by such Governmental Authority pursuant to such subpoena or other legal process, (vii) as to any such information that is or becomes generally available to the public (other than as a result of prohibited disclosure by Agent or the Lenders or the Lender Group Representatives), (viii) in connection with any assignment, participation or pledge of any Lender’s interest under this Agreement; provided, that prior to receipt of Confidential Information any such assignee, participant, or pledgee shall have agreed in writing to receive such Confidential Information either subject to the terms of this Section 17.9 or pursuant to confidentiality requirements substantially similar to those contained in this Section 17.9 (and such Person may disclose such Confidential Information to Persons employed or engaged by them as described in clause (i) above), (ix) in connection with any litigation or other adversary proceeding involving parties hereto which such litigation or adversary proceeding involves claims related to the rights or duties of such parties under this Agreement or the other Loan Documents; provided, that prior to any disclosure to any Person (other than any Loan Party, Agent, any Lender, any of their respective Affiliates, or their respective counsel) under this clause (ix) with respect to litigation involving any Person (other than any Loan Party, Agent, any Lender, any of their respective Affiliates, or their respective counsel), the disclosing party agrees to provide the Loan Parties with prior written notice thereof, and (x) in connection with, and to the extent reasonably necessary for, the exercise of any secured creditor remedy under this Agreement or under any other Loan Document.

(b) Anything in this Agreement to the contrary notwithstanding, Agent may disclose information concerning the terms and conditions of this Agreement and the other Loan Documents to loan syndication and pricing reporting services or in its marketing or promotional materials, with such information to consist of deal terms and other information customarily found in such publications or marketing or promotional materials and may otherwise use the name, logos, and other insignia of the Borrower or the other Loan Parties and the Commitments provided hereunder in any “tombstone” or other advertisements, on its website or in other marketing materials of Agent.

(c) Each Loan Party agrees that Agent may make materials or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) available to the Lenders by posting the Communications on IntraLinks, SyndTrak or a substantially similar secure electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available.” Agent does not warrant the accuracy or completeness of the Borrower Materials, or the adequacy of the Platform and expressly disclaim liability for errors or omissions in the communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by Agent in connection with the Borrower Materials or the Platform. In no event shall Agent or any of the Agent-Related Persons have any liability to the Loan Parties, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Loan Party’s or Agent’s transmission of communications through the Internet, except to the extent the liability of such person is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such person’s gross negligence or willful misconduct. Each Loan Party further agrees that certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Loan Parties or their securities) (each, a “Public Lender”). The Loan Parties shall be deemed to have authorized Agent and its Affiliates and the Lenders to treat Borrower Materials marked “PUBLIC” or otherwise at any time filed with the SEC as not containing any material non-public information with respect to the Loan Parties or their securities for purposes of United States federal and state securities laws. All Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Investor” (or another similar term). Agent and its Affiliates and the Lenders shall be entitled to treat any Loan Party Materials that are not marked “PUBLIC” or that are not at any time filed with the SEC as being suitable only for posting on a portion of the Platform not marked as “Public Investor” (or such other similar term).

17.10	Survival.

All representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Agent, Issuing Bank, or any Lender may have had notice or knowledge of any Default or Event of Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of, or any accrued interest on, any Loan or any fee or any other amount payable under this Agreement is outstanding or unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or been terminated.

17.11	Patriot Act; Due Diligence.

Each Lender that is subject to the requirements of the Patriot Act hereby notifies the Loan Parties that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender to identify each Loan Party in accordance with the Patriot Act. In addition, Agent and each Lender shall have the right to periodically conduct due diligence on all Loan Parties, their senior management and key principals and legal and beneficial owners. Each Loan Party agrees to cooperate in respect of the conduct of such due diligence and further agrees that the reasonable costs and charges for any such due diligence by Agent shall constitute Lender Group Expenses hereunder and be for the account of the Borrower.

17.12	Integration.

This Agreement, together with the other Loan Documents, reflects the entire understanding of the parties with respect to the transactions contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof. The foregoing to the contrary notwithstanding, all Bank Product Agreements, if any, are independent agreements governed by the written provisions of such Bank Product Agreements, which will remain in full force and effect, unaffected by any repayment, prepayments, acceleration, reduction, increase, or change in the terms of any credit extended hereunder, except as otherwise expressly provided in such Bank Product Agreement.

17.13	Acknowledgement and Consent to Bail-In of Affected Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-in Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(i) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

17.14	Judgment Currency.

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of a Loan Party in respect of any such sum due from it to Agent or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to Agent or any Lender from a Loan Party, in the Agreement Currency, the Loan Parties agree, as a separate obligation and notwithstanding any such judgment, to indemnify Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to Agent or any Lender in such Currency, Agent or such Lender, as the case may be, agrees to return the amount of any excess to the Loan Parties (or to any other Person who may be entitled thereto under applicable law).

17.15	Acknowledgement Regarding Any Supported QFCs.

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York or of the United States or any other state of the United States): In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

17.16	Erroneous Payments.

(a) Each Lender, each Issuing Bank, each other Bank Product Provider and any other party hereto hereby severally agrees that if (i) Agent notifies (which such notice shall be conclusive absent manifest error) such Lender or Issuing Bank or any Bank Product Provider (or the Lender which is an Affiliate of a Lender, Issuing Bank or Bank Product Provider) or any other Person that has received funds from Agent or any of its Affiliates, either for its own account or on behalf of a Lender, Issuing Bank or Bank Product Provider (each such recipient, a “Payment Recipient”) that Agent has determined in its sole discretion that any funds received by such Payment Recipient were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) or (ii) any Payment Recipient receives any payment from Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, or (z) that such Payment Recipient otherwise becomes aware was transmitted or received in error or by mistake (in whole or in part) then, in each case, an error in payment shall be presumed to have been made (any such amounts specified in clauses (i) or (ii) of this Section 17.16(a), whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise; individually and collectively, an “Erroneous Payment”), then, in each case, such Payment Recipient is deemed to have knowledge of such error at the time of its receipt of such Erroneous Payment; provided that nothing in this Section shall require Agent to provide any of the notices specified in clauses (i) or (ii) above. Each Payment Recipient agrees that it shall not assert any right or claim to any Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by Agent for the return of any Erroneous Payments, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(b) Without limiting the immediately preceding clause (a), each Payment Recipient agrees that, in the case of clause (a)(ii) above, it shall promptly notify Agent in writing of such occurrence.

(c) In the case of either clause (a)(i) or (a)(ii) above, such Erroneous Payment shall at all times remain the property of Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of Agent, and upon demand from Agent such Payment Recipient shall (or, shall cause any Person who received any portion of an Erroneous Payment on its behalf to), promptly, but in all events no later than one Business Day thereafter, return to Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds and in the currency so received, together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to Agent at the greater of the Federal Funds Rate and a rate determined by Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by Agent for any reason, after demand therefor by Agent in accordance with immediately preceding clause (c), from any Lender that is a Payment Recipient or an Affiliate of a Payment Recipient (such unrecovered amount as to such Lender, an “Erroneous Payment Return Deficiency”), then at the sole discretion of Agent and upon Agent’s written notice to such Lender (i) such Lender shall be deemed to have made a cashless assignment of the full face amount of the portion of its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Loans”) to Agent or, at the option of Agent, Agent’s applicable lending affiliate (such assignee, the “Agent Assignee”) in an amount that is equal to the Erroneous Payment Return Deficiency (or such lesser amount as Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Loans, the “Erroneous Payment Deficiency Assignment”) plus any accrued and unpaid interest on such assigned amount, without further consent or approval of any party hereto and without any payment by Agent Assignee as the assignee of such Erroneous Payment Deficiency Assignment. Without limitation of its rights hereunder, following the effectiveness of the Erroneous Payment Deficiency Assignment, Agent may make a cashless reassignment to the applicable assigning Lender of any Erroneous Payment Deficiency Assignment at any time by written notice to the applicable assigning Lender and upon such reassignment all of the Loans assigned pursuant to such Erroneous Payment Deficiency Assignment shall be reassigned to such Lender without any requirement for payment or other consideration. The parties hereto acknowledge and agree that (1) any assignment contemplated in this clause (d) shall be made without any requirement for any payment or other consideration paid by the applicable assignee or received by the assignor, (2) the provisions of this clause (d) shall govern in the event of any conflict with the terms and conditions of Section 13 and (3) Agent may reflect such assignments in the Register without further consent or action by any other Person.

(e) Each party hereto hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, Agent (1) shall be subrogated to all the rights of such Payment Recipient and (2) is authorized to set off, net and apply any and all amounts at any time owing to such Payment Recipient under any Loan Document, or otherwise payable or distributable by Agent to such Payment Recipient from any source, against any amount due to Agent under this Section 17.16 or under the indemnification provisions of this Agreement, (y) the receipt of an Erroneous Payment by a Payment Recipient shall not for the purpose of this Agreement be treated as a payment, prepayment, repayment, discharge or other satisfaction of any Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by Agent from the Borrower or any other Loan Party for the purpose of making for a payment on the Obligations and (z) to the extent that an Erroneous Payment was in any way or at any time credited as payment or satisfaction of any of the Obligations, the Obligations or any part thereof that were so credited, and all rights of the Payment Recipient, as the case may be, shall be reinstated and continue in full force and effect as if such payment or satisfaction had never been received.

(f) Each party’s obligations under this Section 17.16 shall survive the resignation or replacement of Agent or any transfer of right or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

(g) The provisions of this Section 17.16 to the contrary notwithstanding, (i) nothing in this Section 17.16 will constitute a waiver or release of any claim of any party hereunder arising from any Payment Recipient’s receipt of an Erroneous Payment and (ii) there will only be deemed to be a recovery of the Erroneous Payment to the extent that Agent has received payment from the Payment Recipient in immediately available funds the Erroneous Payment Return, whether directly from the Payment Recipient, as a result of the exercise by Agent of its rights of subrogation or set off as set forth above in clause (e) or as a result of the receipt by Agent Assignee of a payment of the outstanding principal balance of the Loans assigned to Agent Assignee pursuant to an Erroneous Payment Deficiency Assignment, but excluding any other amounts in respect thereof (it being agreed that any payments of interest, fees, expenses or other amounts (other than principal) received by Agent Assignee in respect of the Loans assigned to Agent Assignee pursuant to an Erroneous Payment Deficiency Assignment shall be the sole property of Agent Assignee and shall not constitute a recovery of the Erroneous Payment).

17.17	Amendment and Restatement.

This Agreement amends and restates in its entirety the Original Credit Agreement and, upon the effectiveness of this Agreement, the terms and provisions of the Original Credit Agreement shall be superseded hereby. The Obligations outstanding under the Original Credit Agreement that remain outstanding upon the effectiveness of this Agreement shall constitute Obligations hereunder governed by the terms hereof. Such Obligations shall be continuing in all respects, and this Agreement shall not be deemed to evidence or result in a novation or repayment and re-borrowing of those Obligations. All references to the “Credit Agreement” contained in the Loan Documents delivered in connection with the Original Credit Agreement shall be deemed to refer to this Agreement without further amendment of those Loan Documents.

18.	GUARANTEE.

18.1	Guarantee.

The Guarantors hereby jointly and severally guarantee, as a primary obligor and not as a surety to each Secured Party and their respective successors and assigns, the prompt payment in full when due (whether at stated maturity, by required prepayment, declaration, demand, by acceleration or otherwise) of (x) the principal of and interest (including any interest, fees, costs or charges that would accrue but for the provisions of the Title 11 of the United States Code after any bankruptcy or insolvency petition under Title 11 of the United States Code) on the Loans made by the Lenders to, and the Notes held by each Lender of, the Borrower, and (y) all other Secured Obligations from time to time owing to the Secured Parties by any Loan Party under any Loan Document or any Bank Product Agreement entered into with a counterparty that is a Secured Party, in each case strictly in accordance with the terms thereof (such obligations being herein collectively called the “Guaranteed Obligations”). The Guarantors hereby jointly and severally agree that if the Borrower or other Guarantor(s) shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will promptly pay the same in cash, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

18.2	Obligations Unconditional.

(a) The obligations of the Guarantors under Section 18.1 shall constitute a guaranty of payment and to the fullest extent permitted by applicable Requirements of Law, are absolute, irrevocable and unconditional, joint and several, irrespective of the value, genuineness, validity, regularity or enforceability of the Guaranteed Obligations of the Borrower under this Agreement, the Notes, if any, or any other agreement or instrument referred to herein or therein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or Guarantor (except for payment in full). Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder which shall remain absolute, irrevocable and unconditional under any and all circumstances as described above, at any time or from time to time, without notice to the Guarantors, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended, or such performance or compliance shall be waived;

(b) any of the acts mentioned in any of the provisions of this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein shall be done or omitted;

(c) the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be amended in any respect (included any increase or decrease in the principal amount thereof or the rate of interest or fees thereon), or any right under the Loan Documents or any other agreement or instrument referred to herein or therein shall be amended or waived in any respect or any other guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(d) any Lien or security interest granted to, or in favor of, any Lender or Agent as security for any of the Guaranteed Obligations shall fail to be perfected;

(e) the release of any other Guarantor pursuant to Section 18.9; or

(f) taking of any other action which would, under otherwise applicable principles of common law, give rise to a legal or equitable discharge of any Guarantor from its liabilities under this Guaranty.

Except as cannot be waived under applicable law, the Guarantors hereby expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that any Secured Party exhaust any right, power or remedy or proceed against the Borrower under this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein, or against any other person under any other guarantee of, or security for, any of the Guaranteed Obligations. The Guarantors waive any and all notice of the creation, renewal, extension, waiver, termination or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by any Secured Party upon this Guarantee or acceptance of this Guarantee, and the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between the Borrower and the Secured Parties shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee. This Guarantee shall be construed as a continuing, absolute, irrevocable and unconditional guarantee of payment without regard to any right of offset with respect to the Guaranteed Obligations at any time or from time to time held by Secured Parties, and the obligations and liabilities of the Guarantors hereunder shall not be conditioned or contingent upon the pursuit by the Secured Parties or any other person at any time of any right or remedy against the Borrower or against any other person which may be or become liable in respect of all or any part of the Guaranteed Obligations or against any collateral security or guarantee therefor or right of offset with respect thereto. This Guarantee shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon the Guarantors and the successors and assigns thereof, and shall inure to the benefit of the Lenders, and their respective successors and assigns, notwithstanding that from time to time during the term of this Agreement there may be no Guaranteed Obligations outstanding.

18.3	Reinstatement.

The obligations of the Guarantors under this Section 18 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Borrower or another Loan Party in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise. The Guarantors jointly and severally agree that they will indemnify each Secured Party on demand for all reasonable costs and expenses (including reasonable fees of counsel) incurred by such Secured Party in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law, other than any costs or expenses resulting from the bad faith or willful misconduct of such Secured Party.

18.4	Subrogation; Subordination.

Each Guarantor hereby agrees that until the payment and satisfaction in full in cash of all Guaranteed Obligations and the expiration and termination of the Revolver Commitments of the Lenders under this Agreement it shall waive any claim and shall not exercise any right or remedy, direct or indirect, arising by reason of any performance by it of its guarantee in Section 18.1, whether by subrogation or otherwise, against the Borrower or any other Guarantor of any of the Guaranteed Obligations or any security for any of the Guaranteed Obligations. Any Indebtedness of any Loan Party owed to any Restricted Subsidiary that is not a Loan Party permitted pursuant to Section 6.1 shall be subordinated to such Loan Party’s Secured Obligations in a manner in form and substance satisfactory to the Agent and as set forth in the Intercompany Note evidencing such Indebtedness.

18.5	Remedies.

Subject to the terms of the ABL Intercreditor Agreement, the Guarantors jointly and severally agree that, as between the Guarantors and the Lenders, the obligations of the Borrower under this Agreement and the Notes, if any, may be declared to be forthwith due and payable as provided in Section 9.1. (and shall be deemed to have become automatically due and payable in the circumstances provided in Section 9.1) for purposes of Section 18.1, notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against the Borrower and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Borrower) shall forthwith become due and payable by the Guarantors for purposes of Section 18.1.

18.6	Instrument for the Payment of Money.

Each Guarantor hereby acknowledges that the guarantee in this Section 18 constitutes an instrument for the payment of money, and consents and agrees that any Lender or Agent, at its sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to bring a motion-action under New York CPLR Section 3213.

18.7	Continuing Guarantee.

The guarantee in this Section 18 is a continuing guarantee of payment, and shall apply to all Guaranteed Obligations whenever arising.

18.8	General Limitation on Guarantee Obligations.

In any action or proceeding involving any state corporate, limited partnership or limited liability company law, or any applicable state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under Section 18.1 would otherwise be held or determined to be void, voidable, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Section 18.1, then, notwithstanding any other provision to the contrary, the amount of such liability shall, without any further action by such Guarantor, any Loan Party or any other person, be automatically limited and reduced to the highest amount after giving effect to the rights of contribution established in Section 18.10.

18.9	Release of Guarantors.

If, in compliance with the terms and provisions of the Loan Documents, Equity Interests or property of any Subsidiary Guarantor are sold or otherwise transferred (a “Transferred Guarantor”) to a person or persons, none of which is the Parent, the Borrower or a Subsidiary resulting in such Subsidiary Guarantor becoming an Excluded Subsidiary, such Transferred Guarantor shall, upon the consummation of such sale or transfer, be released from its obligations under this Agreement and its obligations to pledge and grant any Collateral owned by it pursuant to any Security Document and, in the case of a sale of all or substantially all of the Equity Interests of the Transferred Guarantor, the pledge of such Equity Interests to the Agent pursuant to the Security Agreement shall be released, and the Agent shall, at the Borrower’s sole cost and expense, take such actions as are necessary to effect each release described in this Section 18.9 in accordance with the relevant provisions of the Security Documents; provided that such Guarantor is also released from its obligations under any Term Loan Facility and the CapEx Facilities on the same terms, to the extent such Guarantor is a guarantor thereunder.

18.10	Right of Contribution.

Each Subsidiary Guarantor hereby agrees that to the extent that a Subsidiary Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Subsidiary Guarantor shall be entitled to seek and receive contribution from and against any other Subsidiary Guarantor hereunder which has not paid its proportionate share of such payment. Each Subsidiary Guarantor’s right of contribution shall be subject to the terms and conditions of Section 18.4. The provisions of this Section 18.10 shall in no respect limit the obligations and liabilities of any Subsidiary Guarantor to the Agents and the Lenders, and each Subsidiary Guarantor shall remain liable to the Agents and the Lenders for the full amount guaranteed by such Subsidiary Guarantor hereunder.

18.11	Qualified ECP Guarantor.

Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Guarantor to honor all of its obligations under this Section 18 in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 18.11 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 18.11, as it relates to such other Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section 18.11 shall remain in full force and effect until all of the Guaranteed Obligations have been paid in full in cash and the commitments of the Lenders hereunder have been terminated. Each Qualified ECP Guarantor intends that this Section 18.11 constitute, and this Section 18.11 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

18.12	Payments.

All payments made by the Guarantors pursuant to this Section 18 in respect of any Guaranteed Obligation, shall be made in the currency of such Guaranteed Obligation and will be made without setoff, counterclaim or other defense (other than Taxes, which shall be subject to Section 16). Any such payments pursuant to this Section 18 shall be subject to the provisions of Section 2.4(a)(i).

[Signature pages redacted from Exhibit A to ~~First~~Third Amendment]

EXHIBIT A-1

EXHIBIT A-1

FORM OF ASSIGNMENT AND ACCEPTANCE AGREEMENT

This ASSIGNMENT AND ACCEPTANCE AGREEMENT (“Assignment Agreement”) is entered into as of [   ] between [   ] (“Assignor”) and [   ] (“Assignee”). Reference is made to the Agreement described in Annex I hereto (the “Credit Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Credit Agreement.

In accordance with the terms and conditions of Section 13 of the Credit Agreement, the Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, that interest in and to the Assignor’s rights and obligations under the Loan Documents as of the date hereof with respect to the Obligations owing to the Assignor, and Assignor’s portion of the Commitments, all to the extent specified on Annex I.

The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim and (ii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment Agreement and to consummate the transactions contemplated hereby; (b) makes no representation or warranty and assumes no responsibility with respect to (i) any statements, representations or warranties made in or in connection with the Loan Documents, or (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any other instrument or document furnished pursuant thereto; (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any Guarantor or the performance or observance by the Borrower or any Guarantor of any of their respective obligations under the Loan Documents or any other instrument or document furnished pursuant thereto, and (d) represents and warrants that the amount set forth as the Purchase Price on Annex I represents the amount owed by Borrower to Assignor with respect to Assignor’s share of the Revolving Loans assigned hereunder, as reflected on Assignor’s books and records.

The Assignee (a) confirms that it has received copies of the Credit Agreement and the other Loan Documents, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement; (b) agrees that it will, independently and without reliance upon Agent, Assignor, or any other Lender, based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under the Loan Documents; (c) confirms that it is an Eligible Transferee; (d) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (e) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender; and (f) attaches the forms prescribed by the Internal Revenue Service of the United States or Canada Revenue Agency, as applicable, certifying as to the Assignee’s status for purposes of determining exemption from United States or Canadian, as applicable, withholding taxes with respect to all payments to be made to the Assignee under the Credit Agreement or such other documents as are necessary to indicate that all such payments are subject to such rates at a rate reduced by an applicable tax treaty.

Following the execution of this Assignment Agreement by the Assignor and Assignee, the Assignor will deliver this Assignment Agreement to the Agent for recording by the Agent. The effective date of this Assignment (the “Settlement Date”) shall be the latest to occur of (a) the date of the execution and delivery hereof by the Assignor and the Assignee, (b) the receipt by the Agent for its sole and separate account a processing fee in the amount of $3,500 (if required by the Credit Agreement), (c) the receipt of any required consent of the Agent, Swing Lender and Issuing Bank and (d) the date specified in Annex I.

Exhibit A-1 - 1

EXHIBIT A-1

As of the Settlement Date (a) the Assignee shall be a party to the Credit Agreement and, to the extent of the interest assigned pursuant to this Assignment Agreement, have the rights and obligations of a Lender thereunder and under the other Loan Documents, and (b) the Assignor shall, to the extent of the interest assigned pursuant to this Assignment Agreement, relinquish its rights and be released from its obligations under the Credit Agreement and the other Loan Documents, provided, however, that nothing contained herein shall release any assigning Lender from obligations that survive the termination of the Credit Agreement, including such assigning Lender’s obligations under Article 15 and Section 17.9(a) of the Credit Agreement.

Upon the Settlement Date, the Assignee shall pay to the Assignor the Purchase Price (as set forth in Annex I). From and after the Settlement Date, the Agent shall make all payments that are due and payable to the holder of the interest assigned hereunder (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued up to but excluding the Settlement Date and to the Assignee for amounts which have accrued from and after the Settlement Date. On the Settlement Date, the Assignor shall pay to the Assignee an amount equal to the portion of any interest, fee, or any other charge that was paid to the Assignor prior to the Settlement Date on account of the interest assigned hereunder and that are due and payable to the Assignee with respect thereto, to the extent that such interest, fee or other charge relates to the period of time from and after the Settlement Date.

This Assignment Agreement may be executed in counterparts and by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. This Assignment Agreement may be executed and delivered by telecopier or other facsimile transmission all with the same force and effect as if the same were a fully executed and delivered original manual counterpart.

THIS ASSIGNMENT AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 12 OF THE CREDIT AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

Exhibit A-1 - 2

EXHIBIT A-1

IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement and Annex I hereto to be executed by their respective officers, as of the first date written above.

[NAME OF ASSIGNOR],

as Assignor

By
Name:
Title:

[NAME OF ASSIGNEE], as Assignee

By
Name:
Title:

ACCEPTED THIS [____] DAY OF
[ ]

WELLS FARGO CAPITAL FINANCE
CORPORATION CANADA, as Agent, Swing Lender and Issuing Bank

By
Name:
Title:

[ALGOMA STEEL INC., as Borrower]

By
Name:
Title:][1]

1	Include to the extent required by Section 13.1(a)(i)(A).

Exhibit A-1 - 3

EXHIBIT A-1

ANNEX FOR ASSIGNMENT AND ACCEPTANCE

ANNEX I

1.	Borrower: Algoma Steel Inc., the Borrower, a British Columbia corporation

2.	Name and Date of Credit Agreement:

Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors. Capitalized terms used but not defined herein have the meanings assigned in the Credit Agreement.

3.	Date of Assignment Agreement:		[ ]

4.	Amounts:

	a.	Assigned Amount of Revolver Commitment	[$ ]

	b.	Assigned Amount of Revolving Loans	[$ ]

5.	Settlement Date:		[ ]

6.	Purchase Price		[$_____________]

7.	Notice and Payment Instructions, etc.

Assignee:	Assignor:
[ ]	[ ]

Exhibit A-1 - 4

EXHIBIT B-1

EXHIBIT B-1

[Form of]

BORROWING BASE CERTIFICATE

The undersigned hereby certifies for an on behalf of the Borrower and not in my individual capacity, that:

(1) I am the duly elected [   ] of Algoma Steel Inc., a corporation incorporated under the laws of the Province of British Columbia (the “Borrower”).

(2) In accordance with Schedule 5.2 of that certain Amended and Restated Credit Agreement, dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; the capitalized terms defined therein being used herein as therein defined), among Algoma Steel Intermediate Holdings Inc., a corporation incorporated under the laws of the Province of British Columbia, the Borrower, the Subsidiary Guarantors party thereto from time to time, the Lenders party thereto from time to time, and Wells Fargo Capital Finance Corporation Canada, as administrative agent (in such capacity “Administrative Agent”) and as collateral agent (in such capacity, “Collateral Agent”) for the Secured Parties, attached hereto as Annex 1 is a true and accurate detailed calculation of the Borrowing Base as of [              ], 20[ ], determined in accordance with the requirements of the Credit Agreement.

(3) Through the electronic submission and delivery of this certificate, the Borrower is deemed to, and does, represent and warrant that (i) the preparation and delivery of this certificate has been duly authorized by all necessary action on the part of the Borrower, (ii) the certification set forth above at the top of this page is true and correct, (iii) as of the date hereof, each representation or warranty contained in or pursuant to any Loan Document (as defined in the Credit Agreement), any agreement, instrument, certificate, document or other writing furnished at any time under or in connection with any Loan Document, and as of the effective date of any currently requested extension of credit under the Credit Agreement, is true and correct in all material respects (except to the extent any representation or warranty expressly related to an earlier date, in which case such representation or warranty is true and correct as of such earlier date), (iv) each of the covenants and agreements contained in any Loan Document have been performed (to the extent required to be performed on or before the date hereof or each such effective date), (v) no Default or Event of Default (as such terms are defined in the Credit Agreement) has occurred and is continuing on the date hereof, nor will any thereof occur after giving effect to any currently requested extension of credit, and (vi) all of the foregoing is true and correct as of the effective date of the calculations set forth above.

(4) This certificate is a Loan Document (as defined in the Credit Agreement).

Exhibit B-1 - 1

EXHIBIT B-1

IN WITNESS WHEREOF, the undersigned has caused this certificate to be duly executed as of [ ], 20[ ].

Name:
Title:

Exhibit B-1 - 2

Exhibit B-1

ANNEX 1

TO

BORROWING BASE CERTIFICATE

EXHIBIT B-2

EXHIBIT B-2

FORM OF BANK PRODUCT PROVIDER AGREEMENT

[Letterhead of Specified Bank Product Provider]

[Date]

Wells Fargo Capital Finance Corporation Canada,

as Agent

Attention: [       ]

Ladies and Gentlemen:

Reference is hereby made to that certain Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors. Capitalized terms used but not defined herein have the meanings assigned in the Credit Agreement.

Reference is also made to that certain [description of the Bank Product Agreement or Agreements] (the “Specified Bank Product Agreement [Agreements]”) dated as of [    ], by and between [Lender or Affiliate of Lender] (the “Specified Bank Products Provider”) and [identify the Loan Party].

Appointment of Agent. The Specified Bank Products Provider hereby designates and appoints Agent, and Agent by its signature below hereby accepts such appointment, as its agent under the Credit Agreement and the other Loan Documents. The Specified Bank Products Provider hereby acknowledges that it has reviewed Sections 15.1 through 15.15 and Sections 15.17, 15.18 and 17.5 of the Credit Agreement (collectively such sections are referred to herein as the “Agency Provisions”), including, as applicable, the defined terms used therein. Specified Bank Products Provider and Agent each agree that the Agency Provisions which govern the relationship, and certain representations, acknowledgements, appointments, rights, restrictions, and agreements, between the Agent, on the one hand, and the Lenders, on the other hand, shall, from and after the date of this letter agreement, also apply to and govern, mutatis mutandis, the relationship between the Agent, on the one hand, and the Specified Bank Product Provider with respect to the Bank Products provided pursuant to the Specified Bank Product Agreement[s], on the other hand.

Exhibit B-2 - 4

EXHIBIT B-2

Acknowledgement of Certain Provisions of Credit Agreement. The Specified Bank Products Provider hereby acknowledges that it has reviewed the provisions of Section 2.4(b)(ii) and (iii), Section 14.1, Section 15 and Section 17.5 of the Credit Agreement, including, as applicable, the defined terms used therein, and agrees to be bound by the provisions thereof. Without limiting the generality of any of the foregoing referenced provisions, Specified Bank Product Provider understands and agrees that its rights and benefits under the Loan Documents consist solely of it being a beneficiary of the Liens and security interests granted to Agent and the right to share in proceeds of the Collateral to the extent set forth in the Credit Agreement.

Reporting Requirements. Agent shall have no obligation to calculate the amount due and payable with respect to any Bank Products. On a monthly basis (not later than the 10th Business Day of each calendar month) or as more frequently as Agent shall request, the Specified Bank Products Provider agrees to provide Agent with a written report, in form and substance satisfactory to Agent, detailing Specified Bank Products Provider’s reasonable determination of the liabilities and obligations (and mark-to-market exposure) of Parent, the Borrower and the other Loan Parties in respect of the Bank Products provided by Specified Bank Products Provider pursuant to the Specified Bank Products Agreement[s]. If Agent does not receive such written report within the time period provided above, Agent shall be entitled to assume that the reasonable determination of the liabilities and obligations of Parent, the Borrower and the other Loan Parties with respect to the Bank Products provided pursuant to the Specified Bank Products Agreement[s] is zero.

Bank Product Reserve Conditions. Specified Bank Products Provider further acknowledges and agrees that Agent shall have the right (to the extent permitted pursuant to the Credit Agreement), but shall have no obligation, to establish, maintain, relax, or release reserves in respect of any of the Bank Product Obligations and that if reserves are established there is no obligation on the part of the Agent to determine or insure whether the amount of any such reserve is appropriate or not (including whether it is sufficient in amount). If Agent chooses to implement a reserve, Specified Bank Products Provider acknowledges and agrees that Agent shall be entitled to rely on the information in the reports described above to establish the Banking Services Product Reserves.

Bank Product Obligations. From and after the delivery to Agent of this agreement duly executed by Specified Bank Product Provider and the acknowledgement of this agreement by Agent and Borrower, the obligations and liabilities of Parent, the Borrower and the other Loan Parties to Specified Bank Product Provider in respect of Bank Products evidenced by the Specified Bank Product Agreement[s] shall constitute Bank Product Obligations (and which, in turn, shall constitute Obligations), and Specified Bank Product Provider shall constitute a Bank Product Provider; provided that, if, at any time, a Lender ceases to be a Lender under the Credit Agreement (prior to payment in full of the Obligation), the obligations with respect to the Specified Bank Product Agreement[s] entered into with such former Lender or any of its Affiliates shall continue to constitute Bank Product Obligations (and which, in turn, shall constitute Obligations) and shall remain serviced pursuant to the Loan Documents. Specified Bank Products Provider acknowledges that other Bank Products (which may or may not be Specified Bank Products) may exist at any time.

Notices. All notices and other communications provided for hereunder shall be given in the form and manner provided in Section 11 of the Credit Agreement, and, if to Agent, shall be mailed, sent, or delivered to Agent in accordance with Section 11 in the Credit Agreement, if to the Borrower, shall be mailed, sent, or delivered to the Borrower in accordance with Section 11 in the Credit Agreement, and, if to Specified Bank Products Provider, shall be mailed, sent, or delivered to the address set forth below, or, in each case as to any party, at such other address as shall be designated by such party in a written notice to the other party.

Exhibit B-2 - 5

EXHIBIT B-2

If to Specified Bank
Products Provider:	[________________________]

[_________________________
_________________________]
Attn: [____________________]
Fax No. [__________________]
Email: [___________________]

Miscellaneous. This agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties hereto (including any successor agent pursuant to Section 15.9 of the Credit Agreement); provided, that the Borrower may not assign this agreement or any rights or duties hereunder without the other parties’ prior written consent and any prohibited assignment shall be absolutely void ab initio. Unless the context of this agreement clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” This agreement may be executed in any number of counterparts and by different parties on separate counterparts. Each of such counterparts shall be deemed to be an original, and all of such counterparts, taken together, shall constitute but one and the same agreement. Delivery of an executed counterpart of this letter by telefacsimile or other means of electronic transmission shall be equally effective as delivery of a manually executed counterpart.

Governing Law.

THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO.

THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT SHALL BE TRIED AND LITIGATED ONLY IN THE PROVINCE OF ONTARIO. EACH PARTY HERETO WAIVES, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 8(b).

TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HERETO HEREBY WAIVES ITS RIGHT, IF ANY, TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH PARTY HERETO REPRESENTS THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Exhibit B-2 - 6

EXHIBIT B-2

EACH OF BORROWER AND SPECIFIED BANK PRODUCTS PROVIDER EACH HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS LOCATED IN THE PROVINCE OF ONTARIO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY LOAN DOCUMENTS, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT AGENT MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

[signature pages to follow]

Exhibit B-2 - 7

EXHIBIT B-2

Sincerely,
[SPECIFIED BANK PRODUCTS PROVIDER]

By:
Name:
Title:

Signature Page

EXHIBIT B-2

Acknowledged, accepted, and agreed as of the date first written above.

ALGOMA STEEL INC., as Borrower

By:
Name:
Title:

Signature Page

EXHIBIT B-2

Acknowledged, accepted, and agreed as of the date first written above.

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, as Agent

By:
Name:
Title:

Signature Page

EXHIBIT C-1

EXHIBIT C-1

FORM OF COMPLIANCE CERTIFICATE

[on the Borrower’s letterhead]

To:	Wells Fargo Capital Finance Corporation Canada,

as Agent

Attention: [       ]

Re:	Compliance Certificate dated [ ], 20[ ]

Ladies and Gentlemen:

Reference is hereby made to that certain Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors. Capitalized terms used but not defined herein have the meanings assigned in the Credit Agreement.

Pursuant to Section 5.1 of the Credit Agreement, the undersigned officer of the Borrower hereby certifies, on behalf of the Borrower to such officer’s knowledge after due inquiry, as of the date hereof that:

1. The financial information of the Borrower and its Restricted Subsidiaries furnished in Schedule 1 attached hereto has been prepared in accordance with IFRS (except, in the case of unaudited financial statements, for year-end audit adjustments and the lack of footnotes), and fairly presents in all material respects in accordance with IFRS the financial condition of the Borrower and its Restricted Subsidiaries as of the dates set forth therein and the results of their operations for the periods indicated.

2. Such officer has reviewed the terms of the Credit Agreement and has made, or caused to be made under his/her supervision, a review in reasonable detail of the transactions and financial condition of the Borrower and its Restricted Subsidiaries during the accounting period covered by the financial statements delivered pursuant to Section 5.1 of the Credit Agreement.

3. Such review has not disclosed the existence on and as of the date hereof, and the undersigned does not have knowledge of the existence as of the date hereof, of any event or condition that constitutes a Default or Event of Default, except for such conditions or events listed on Schedule 2 attached hereto, in each case specifying the nature and period of existence thereof and what action the Borrower and/or its Restricted Subsidiaries have taken, are taking, or propose to take with respect thereto.

Exhibit C-1 - 1

EXHIBIT C-1

4. Except as set forth on Schedule 3 attached hereto, the representations and warranties of each of the Loan Parties and their Subsidiaries set forth in the Credit Agreement and the other Loan Documents are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date.

5. As of the date hereof, the Borrower is in receipt of [$   ] of Cure Amount proceeds and the Borrower and its Subsidiaries are in compliance with the Financial Covenants contained in Section 7 of the Credit Agreement as demonstrated on Schedule 4 hereof.

6. The Cure Amount is in an amount that is sufficient to cause the Borrower’s Consolidated EBITDA to be sufficient to satisfy the requirements of the Financial Covenants contained in Section 7 of the Credit Agreement and of Section 9.3(a) of the Credit Agreement after giving effect to applicable limitations on Cure Amount proceeds and Cure Rights set forth in Section 9.3 of the Credit Agreement.

7. The attached Schedule 5 sets forth each Restricted Subsidiary and Unrestricted Subsidiary of the Borrower. There has been no change in the identities of the Restricted Subsidiaries and Unrestricted Subsidiaries of the Borrower since the [Closing Date][date of the immediately preceding Compliance Certificate.]

8. [Attached hereto as Schedule 6 is a true, accurate and complete Perfection Certificate Supplement dated [  ] as required to be delivered pursuant to Schedule 5.2.]

[Signature page follows.]

Exhibit C-1 - 2

EXHIBIT C-1

IN WITNESS WHEREOF, this Compliance Certificate is executed by the undersigned this [  ] day of [       ], 20[  ].

ALGOMA STEEL INC., as Borrower

By:
Name:
Title:	[Chief Financial Officer
Vice President, Finance]

EXHIBIT C-1

SCHEDULE 12

FINANCIAL INFORMATION

[2	To include proceeds of Cure Amounts deemed as Consolidated EBITDA.]

Exhibit C-1 - 4

EXHIBIT C-1

SCHEDULE 2

DEFAULT OR EVENT OF DEFAULT

Exhibit C-1 -5

EXHIBIT C-1

SCHEDULE 3

REPRESENTATIONS AND WARRANTIES

Exhibit C-1 -6

EXHIBIT C-1

SCHEDULE 4

FINANCIAL COVENANTS

1.	Fixed Charge Coverage Ratio.

The Borrower’s Fixed Charge Coverage Ratio, measured on a Fiscal Quarter-end basis, for the four (4) Fiscal Quarter period ending [   ], 20[ ], is [ ]:1.0, which ratio [is/is not] greater than or equal to the ratio set forth in Section 7 of the Credit Agreement for the corresponding period

Exhibit C-1 -7

EXHIBIT C-1

[SCHEDULE 5]

[RESTRICTED/UNRESTRICTED SUBSIDIARIES]

[(1) List each Restricted Subsidiary: [ ]

(2) List each Unrestricted Subsidiary: [-]3

[There has been no change in the identity of Restricted Subsidiaries and Unrestricted Subsidiaries since [the Closing Date] [the date of the last Compliance Certificate].]4

[3]	Only required to list Restricted and Unrestricted Subsidiaries if there has been a change since the later of the Closing Date and the date of the last Compliance Certificate.
[4]	Use this language if there has not been a change in Restricted or Unrestricted Subsidiaries since the later of the Closing Date and the date of the last Compliance Certificate.

Exhibit C-1 -8

EXHIBIT C-1

[SCHEDULE 6]

[PERFECTION CERTIFICATE SUPPLEMENT]

Exhibit C-1 -9

EXHIBIT D-1

EXHIBIT D-1

FORM OF INTERCOMPANY NOTE

[This Note, and the obligations of    , a [  [corporation]] (the “Payor”), hereunder, shall be subordinate and junior in right of payment to all Senior Indebtedness (as defined in Section 1.07 of Annex A hereto) on the terms and conditions set forth in Annex A hereto, which Annex A is herein incorporated by reference and made a part hereof as if set forth herein in its entirety. Annex A shall not be amended, modified or supplemented in contravention of the express terms of the Credit Agreement referred to below]5

Toronto, Ontario

[Date]

FOR VALUE RECEIVED, the Payor hereby promises to pay on demand to the order of [ ] , or its assigns (the “Payee”), in lawful money of [the United States of America] [Canada] in immediately available funds, at such location in [the United States of America] [Canada] as the Payee shall from time to time designate, the unpaid principal amount of all loans and advances (including trade payables) made by the Payee to the Payor.

The Payor also promises to pay interest on the unpaid principal amount hereof in like money at said location from the date hereof until paid at such rate per annum as shall be agreed upon from time to time by the Payor and the Payee.

Upon the earlier to occur of (x) the commencement of any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar proceeding of any jurisdiction relating to the Payor or (y) any exercise of remedies (including the termination of the Commitment) pursuant to Section 8 of the Credit Agreement referred to below, the unpaid principal amount hereof shall become immediately due and payable without presentment, demand, protest or notice of any kind in connection with this Note.

This Note is one of the Intercompany Notes referred to in that certain Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors and is subject to the terms thereof, and shall be pledged by the Payee pursuant to the applicable Security Document. [The Payor hereby acknowledges and agrees that the Collateral Agent may, pursuant to the respective Security Document as in effect from time to time, exercise all rights provided therein with respect to this Note].

[5]

EACH PROMISSORY NOTE EVIDENCING INTERCOMPANY DEBT INCURRED BY ANY LOAN PARTY OWED TO A RESTRICTED SUBSIDIARY THAT IS NOT A LOAN PARTY SHALL HAVE INCLUDED ON ITS FACE THIS BRACKETED LEGEND AND SHALL HAVE “ANNEX A TO NOTE” ATTACHED THERETO AND MADE A PART THEREOF.

Exhibit D-1 - 1

EXHIBIT D-1

The Payee is hereby authorized (but shall not be required) to record all loans and advances made by it to the Payor (all of which shall be evidenced by this Note), and all repayments or prepayments thereof, in its books and records, such books and records constituting prima facie evidence of the accuracy of the information contained therein.

All payments under this Note shall be made without offset, counterclaim or deduction of any kind.

The Payor hereby waives all requirements as to diligence, presentment, demand, protest or notice of any kind in connection with this Note.

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

Exhibit D-1 - 2

EXHIBIT D-1

ANNEX A

TO INTERCOMPANY NOTE

Subordination of Liabilities. [NAME OF PAYOR] (the “Payor”), for itself, its successors and assigns, covenants and agrees, and each holder of the promissory note to which this Annex A is attached (the “Note”) by its acceptance thereof likewise covenants and agrees, that the payment of the principal of, and interest on, and all other amounts owing in respect of, the Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, to the prior payment in full in cash of all Senior Indebtedness (as defined in Section 1.07 of this Annex A). The provisions of this Annex A shall constitute a continuing offer to all Persons or other entities who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness, and such holders are hereby made obligees hereunder the same as if their names were written herein as such, and they and/or each of them may proceed to enforce such provisions.

The Payor Not to Make Payments with Respect to Note in Certain Circumstances. (a) Upon the maturity of any Senior Indebtedness (including interest thereon or fees or any other amounts owing in respect thereof), whether at stated maturity, by acceleration or otherwise, all Obligations due and owing in respect thereof shall first be paid in full in cash before any payment of any kind or character (whether in cash, property, securities or otherwise) is made on account of the principal of (including installments thereof), or interest on, or any other amount otherwise owing in respect of, the Note. The Payor may not, directly or indirectly (and no Person or other entity on behalf of the Payor may), make any payment of any principal of, and interest on, or any other amount owing in respect of, the Note and may not acquire all or any part of the Note for cash, property or securities until all Senior Indebtedness has been paid in full in cash if any Event of Default (as defined below) is then in existence and the holders have accelerated the Senior Indebtedness in accordance with the terms thereof. Each holder of the Note hereby agrees that, so long as any such Event of Default in respect of any Senior Indebtedness exists, it will not ask, demand, sue for, or otherwise take, accept or receive, any amounts owing in respect of the Note. As used herein, the term “Event of Default” shall mean any Event of Default, under and as defined in, the relevant documentation governing any Senior Indebtedness.

(b)

In the event that, notwithstanding the provisions of the preceding subsection (a) of this Section 1.02, any payment shall be made on account of the principal of, or interest on, or other amounts otherwise owing in respect of, the Note, at a time when payment is not permitted by the terms of the Note or by said subsection (a), such payment shall be held by the holder of the Note, in trust for the benefit of the holders of Senior Indebtedness or their representative or representatives under the agreements pursuant to which the Senior Indebtedness may have been issued, as their respective interests may appear, for application pro rata to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in cash in accordance with the terms of such Senior Indebtedness, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness. Without in any way modifying the provisions of this Annex A or affecting the subordination effected hereby if such notice is not given, the Payor shall give the holder of the Note prompt written notice of any maturity of Senior Indebtedness after which such Senior Indebtedness remains unsatisfied.

Exhibit D-1 - 3

EXHIBIT D-1

Note Subordinated to Prior Payment of All Senior Indebtedness on Dissolution, Liquidation or Reorganization of the Payor. Upon any distribution of assets of the Payor upon any dissolution, winding up, liquidation, reorganization or other similar proceeding of the Payor (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

the holders of all Senior Indebtedness shall first be entitled to receive payment in full in cash of all Senior Indebtedness (including, without limitation, post-petition interest at the rate (including the default rate) provided in the relevant documentation governing the Senior Indebtedness, whether or not such post-petition interest is an allowed claim against the debtor in any bankruptcy or similar proceeding) before the holder of the Note is entitled to receive any payment of any kind or character on account of the principal of or interest on or any other amount owing in respect of the Note;

any payment or distribution of assets of the Payor of any kind or character, whether in cash, property or securities, to which the holder of the Note would be entitled except for the provisions of this Annex A, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or other trustee or agent, directly to the holders of Senior Indebtedness or their representative or representatives under the agreements pursuant to which the Senior Indebtedness may have been issued, to the extent necessary to make payment in full in cash of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; and

in the event that, notwithstanding the foregoing provisions of this Section 1.03, any payment or distribution of assets of the Payor of any kind or character, whether in cash, property or securities, shall be received by the holder of the Note on account of principal of, or interest or other amounts due on, the Note before all Senior Indebtedness is paid in full in cash, such payment or distribution shall be received and held in trust for and shall forthwith be paid over to the holders of the Senior Indebtedness remaining unpaid or their representative or representatives under the agreements pursuant to which the Senior Indebtedness may have been issued, for application to the payment of such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

If the holder of the Note does not file a proper claim or proof of debt in the form required in any proceeding or other action referred to in the introductory paragraph of this Section 1.03 prior to 30 days before the expiration of the time to file such claim or claims, then any of the holders of the Senior Indebtedness or their representative is hereby authorized to file an appropriate claim for and on behalf of the holder of the Note.

Without in any way modifying the provisions of this Annex A or affecting the subordination effected hereby if such notice is not given, the Payor shall give prompt written notice to the holder of the Note of any dissolution, winding up, liquidation or reorganization of the Payor (whether in bankruptcy, insolvency or receivership proceedings or upon assignment for the benefit of creditors or otherwise).

Subrogation. Subject to the prior payment in full in cash of all Senior Indebtedness, the holder of the Note shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Payor applicable to the Senior Indebtedness until all amounts owing on the Note shall be paid in full, and for the purpose of such subrogation no payments or distributions to the holders of the Senior Indebtedness by or on behalf of the Payor or by or on behalf of the holder of the Note by virtue of this Annex A which otherwise would have been made to the holder of the Note shall, as between the Payor, its creditors other than the holders of Senior Indebtedness, and the holder of the Note, be deemed to be payment by the Payor to or on account of the Senior Indebtedness, it being understood that the provisions of this Annex A are and are intended solely for the purpose of defining the relative rights of the holder of the Note, on the one hand, and the holders of the Senior Indebtedness, on the other hand.

Exhibit D-1 - 4

EXHIBIT D-1

Obligation of the Payor Unconditional. Nothing contained in this Annex A or in the Note is intended to or shall impair, as between the Payor and the holder of the Note, the obligation of the Payor, which is absolute and unconditional, to pay to the holder of the Note the principal of and interest on the Note as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the holder of the Note and creditors of the Payor, other than the holders of the Senior Indebtedness, nor shall anything herein or therein, except as expressly provided herein, prevent the holder of the Note from exercising all remedies otherwise permitted by applicable law, subject to the rights, if any, under this Annex A of the holders of Senior Indebtedness in respect of cash, property, or securities of the Payor received upon the exercise of any such remedy. Upon any distribution of assets of the Payor referred to in this Annex A, the holder of the Note shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation, reorganization or other similar proceeding are pending, or a certificate of the liquidating trustee or agent or other Person making any distribution to the holder of the Note, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Payor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Annex A.

Subordination Rights Not Impaired by Acts or Omissions of the Payor or Holders of Senior Indebtedness. No right of any present or future holders of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Payor or by any act or failure to act by any such holder of Senior Indebtedness, or by any noncompliance by the Payor with the terms and provisions of the Note, regardless of any knowledge thereof which any such holder of Senior Indebtedness may have or be otherwise charged with. The holders of the Senior Indebtedness may, without in any way affecting the obligations of the holder of the Note with respect thereto, at any time or from time to time and in their absolute discretion, change the manner, place or terms of payment of, change or extend the time of payment of, or renew or alter, any Senior Indebtedness, or amend, modify or supplement any agreement or instrument governing or evidencing such Senior Indebtedness or any other document referred to therein, or exercise or refrain from exercising any other of their rights under the Senior Indebtedness including, without limitation, the waiver of default thereunder and the release of any collateral securing such Senior Indebtedness, all without notice to or assent from the holder of the Note.

Definitions. As used in this Annex, the terms set forth below shall have the respective meanings provided below:

“Credit Agreement” shall mean the certain Amended and Restated Credit Agreement dated as of    , 2023, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors.

Exhibit D-1 - 5

EXHIBIT D-1

“Senior Indebtedness” shall mean all Obligations as defined in the Credit Agreement.

Miscellaneous. If, at any time, all or part of any payment with respect to Senior Indebtedness theretofore made by the Payor or any other Person or entity is rescinded or must otherwise be returned by the holders of Senior Indebtedness for any reason whatsoever (including, without limitation, the insolvency, bankruptcy, reorganization, or similar proceeding of the Payor or such other Person or entity), the subordination provisions set forth herein shall continue to be effective or be reinstated, as the case may be, all as though such payment had not been made.

[Signature Page to Follow]

Exhibit D-1 - 6

EXHIBIT D-1

IN WITNESS WHEREOF, the undersigned have caused this Intercompany Note to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

[NAME OF PAYOR], a Loan Party

By:
Name: [ ]
Title: [ ]

Pay to the order of

[NAME OF PAYEE], a Non-Guarantor Subsidiary

By:
Name: [ ]
Title: [ ]

Signature Page

EXHIBIT J-1

EXHIBIT J-1

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT (this “Agreement”), is entered into as of       , 20[-], by and among     , a     (“New Guarantor”), and WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, as administrative and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, “Agent”).

W I T N E S S E T H:

WHEREAS, pursuant to that certain Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, the Agent, Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors, the Lender Group has agreed to make or issue Loans, Letters of Credit and other certain financial accommodations thereunder;

WHEREAS, initially capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement;

WHEREAS, New Guarantor is required to become a party to the Credit Agreement by, among other things, executing and delivering this Agreement to Agent; and

WHEREAS, New Guarantor has determined that the execution, delivery and performance of this Agreement directly benefit, and are within the corporate purposes and in the best interests of, New Guarantor, by virtue of the financial accommodations available to Borrower from time to time pursuant to the terms and conditions of the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereto hereby agrees as follow:

Joinder of New Guarantor to the Credit Agreement. By its execution of this Agreement, New Guarantor hereby (a) agrees that from and after the date of this Agreement it shall be a party to the Credit Agreement as a “Guarantor” and shall be bound by all of the terms, conditions, covenants, agreements and obligations set forth in the Credit Agreement, (b) accepts joint and several liability for the Obligations pursuant to the terms of the Loan Documents, and (c) confirms that, after giving effect to the supplement to the Schedules to the Credit Agreement provided for in Section 2 below, the representations and warranties contained in Section 4 of the Credit Agreement are true and correct as they relate to New Guarantor as of the date this Agreement. New Guarantor hereby agrees that each reference to a “Guarantor” or the “Guarantors” in the Credit Agreement and the other Loan Documents shall include New Guarantor. New Guarantor acknowledges that it has received a copy of the Credit Agreement and the other Loan Documents and that it has read and understands the terms thereof.

Exhibit J-1 - 1

EXHIBIT J-1

Updated Schedules. Attached as Exhibit A hereto are updated copies of Schedule 4.16 to the Credit Agreement revised to include all information required to be provided therein including information with respect to New Guarantor. Each such Schedule shall be attached to the Credit Agreement, and on and after the date hereof all references in any Loan Document to any such Schedule to the Credit Agreement shall mean such Schedule as so amended; provided, that any use of the term “as of the date hereof” or any term of similar import, in any provision of the Credit Agreement relating to New Guarantor or any of the information amended by such Schedule hereby, shall be deemed to refer to the date of this Agreement.

Representations and Warranties of New Guarantor. New Guarantor hereby represents and warrants to Agent for the benefit of the Lender Group and the Bank Product Providers as follows:

It (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any state or province where the failure to be so qualified could reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into this Agreement and the other Loan Documents to which it is made a party and to carry out the transactions contemplated hereby and thereby.

The execution, delivery, and performance by it of this Agreement and any other Loan Document to which New Guarantor is made a party (i) have been duly authorized by all necessary action on the part of New Guarantor and (ii) do not and will not (A) violate any material provision of federal, state, provincial, or local law or regulation applicable to New Guarantor or its Subsidiaries, the Governing Documents of New Guarantor or its Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on New Guarantor or its Subsidiaries, (B) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of New Guarantor or its Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (C) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of New Guarantor, other than Permitted Liens, (D) require any approval of New Guarantor’s interestholders or any approval or consent of any Person under any material agreement of New Guarantor, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect, or (E) require any registration with, consent, or approval of, or notice to or other action with or by, any Governmental Authority, other than registrations, consents, approvals, notices, or other actions that have been obtained and that are still in force and effect, and except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Agent for filing or recordation.

This Agreement and each Loan Document to which New Guarantor is a party is the legally valid and binding obligation of New Guarantor, enforceable against New Guarantor in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

Each other representation and warranty applicable to New Guarantor as a Guarantor under the Loan Documents is true, correct and complete, in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof, as though made on such date (except to the extent that such representations and warranties relate solely to an earlier date).

[6]	Include any additional Schedules to be updated as well.

Exhibit J-1 - 2

EXHIBIT J-1

Additional Requirements. Concurrent with the execution and delivery of this Agreement, Agent shall have received the following, each in form and substance satisfactory to Agent:

a Joinder No. [__ ] to the [Security Documents], dated as of the date hereof, by and among New Guarantor and Agent (“Joinder No. [__]”), together with the original Equity Interest certificates, if any, representing all of the Equity Interests of the Subsidiaries of New Guarantor required to be pledged under the [Security Documents] and any original promissory notes of New Guarantor, accompanied by undated Equity Interest powers/transfer forms executed in blank, and the same shall be in full force and effect;

a pledged interests addendum to the [Security Documents] by [__________], a [_________], dated as of the date hereof, with respect to the pledge of Equity Interest of New Guarantor, owned by [_______], together with the original stock certificates, if any, representing all of the Equity Interests of New Guarantor held by [________], accompanied by undated stock powers executed in blank and other proper instruments of transfer, and the same shall be in full force and effect;

appropriate financing statement to be filed in the office of [_________] against New Guarantor to perfect the Agent’s Liens in and to the Collateral of New Guarantor;

a certificate from the Secretary of New Guarantor, dated as of the date hereof, (i) attesting to the resolutions of New Guarantor’s [Board of Directors][Managers] authorizing its execution, delivery, and performance of this Agreement and the other Loan Documents to which New Guarantor is or will become a party, (ii) authorizing officers of New Guarantor to execute the same, and (iii) attesting to the incumbency and signatures of such specific officers of New Guarantor;

a certificate of status with respect to New Guarantor, dated as of a recent date, such certificate to be issued by the appropriate officer of the jurisdiction of organization of New Guarantor, which certificate shall indicate that New Guarantor is in good standing in such jurisdiction;

certificates of status with respect to New Guarantor, dated as of a recent date, such certificates to be issued by the appropriate officer of the jurisdictions (other than the jurisdiction of organization of New Guarantor) in which the failure to be duly qualified or licensed would constitute a Material Adverse Effect, which certificates shall indicate that New Guarantor is in good standing in such jurisdictions;

copies of New Guarantor’s Governing Documents, as amended, modified or supplemented to the date hereof, certified by the Secretary of New Guarantor;

evidence that New Guarantor has been added to the Loan Parties’ existing insurance policies required by Section 5.6 of the Credit Agreement;

a customary opinion of counsel regarding such matters as to New Guarantor as Agent or its counsel may reasonably request, and which is otherwise in form and substance reasonably satisfactory to Agent (it being understood that such opinion shall be limited to this Agreement, and the documents executed or delivered in connection herewith (including the financing statement filed against New Guarantor); and

Exhibit J-1 - 3

EXHIBIT J-1

such other agreements, instruments, approvals or other documents requested by Agent prior to the date hereof in order to create, perfect and establish the first priority of, or otherwise protect, any Lien purported to be covered by any Loan Document or otherwise to effect the intent that New Guarantor shall become bound by all of the terms, covenants and agreements contained in the Loan Documents and that, to the extent set forth in the Credit Agreement and the [Security Documents], all property and assets of New Guarantor shall become Collateral for the Obligations.

Further Assurances. At any time upon the reasonable request of Agent, New Guarantor shall promptly execute and deliver to Agent such Additional Documents as Agent shall reasonably request pursuant to the Credit Agreement and the other Loan Documents, in each case in form and substance reasonably satisfactory to Agent.

Notices. Notices to New Guarantor shall be given in the manner set forth for Guarantors in Section 11 of the Credit Agreement.

Choice of Law and Venue; Jury Trial Waiver; Judicial Reference. THIS AGREEMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 12 OF THE CREDIT AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

Binding Effect. This Agreement shall be binding upon New Guarantor, and the other Loan Parties and shall inure to the benefit of the Agent and the Lenders, together with their respective successors and permitted assigns.

Effect on Loan Documents.

Except as contemplated to be supplemented hereby, the Credit Agreement and each other Loan Document shall continue to be, and shall remain, in full force and effect. Except as expressly contemplated hereby, this Agreement shall not be deemed (i) to be a waiver of, or consent to, or a modification or amendment of any other term or condition of the Credit Agreement, any other Loan Documents or any of the instruments or agreements referred to therein, as the same may be amended or modified from time to time.

Each reference in the Credit Agreement and the other Loan Documents to “Guarantor”, “Obligor”, “Loan Party”, “Subsidiary Guarantor” or words of like import referring to the Guarantor or the Obligor, Loan Party or Subsidiary Guarantor shall include and refer to New Guarantor and (b) each reference in the Credit Agreement or any other Loan Document to this “Agreement”, “hereunder”, “herein”, “hereof”, “thereunder”, “therein”, “thereof”, or words of like import referring to the Credit Agreement or any other Loan Document shall mean and refer to such agreement as supplemented by this Agreement.

Miscellaneous

This Agreement is a Loan Document. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by telefacsimile or other electronic image scan transmission (e.g., “PDF” or “tif” via email) shall be equally effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile or other electronic image scan transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

Exhibit J-1 - 4

EXHIBIT J-1

Any provision of this Agreement which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

Headings and numbers have been set forth herein for convenience only. Unless the contrary is compelled by the context, everything contained in each Section applies equally to this entire Agreement.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed against any member of the Lender Group or New Guarantor, whether under any rule of construction or otherwise. This Agreement has been reviewed by all parties and shall be construed and interpreted according to the ordinary meaning of the words used so as to accomplish fairly the purposes and intentions of all parties hereto.

The pronouns used herein shall include, when appropriate, either gender and both singular and plural, and the grammatical construction of sentences shall conform thereto.

This Agreement shall be subject to the rules of construction set forth in Section 1.4 of the Credit Agreement, and such rules of construction are incorporated herein by this reference, mutatis mutandis.

[remainder of this page intentionally left blank].

Exhibit J-1 - 5

EXHIBIT J-1

IN WITNESS WHEREOF, New Guarantor and Agent have caused this Agreement to be duly executed by its authorized officer as of the day and year first above written.

NEW GUARANTOR:	[_____________],
a [_________________]

By:
Name:
Title:

Signature Page

EXHIBIT J-1

AGENT:	WELLS FARGO CAPITAL FINANCE
CORPORATION CANADA,
as Agent

By:
Name:
Title:

Signature Page

EXHIBIT J-1

EXHIBIT A

UPDATED CREDIT AGREEMENT SCHEDULES

EXHIBIT J-1

SCHEDULE 4.1

CAPITALIZATION OF BORROWER AND SUBSIDIARIES

EXHIBIT L-1

EXHIBIT L-1

FORM OF SOFR NOTICE

Wells Fargo Capital Finance Corporation Canada,

as Agent

Attention: [       ]

Ladies and Gentlemen:

Reference is hereby made to that certain Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors. Capitalized terms used but not defined herein have the meanings assigned in the Credit Agreement.

This SOFR Notice represents the Borrower’s request to elect the SOFR Option on [date] with respect to outstanding Revolving Loans in the amount of [$   ] (the “SOFR Rate Advance”)[, and is a written confirmation of the telephonic notice of such election given to the Agent].

The SOFR Rate Advance will have an Interest Period of [1, 3, 6] month(s) commencing on [          ].

This SOFR Notice further confirms the Borrower’s acceptance of the rate of interest based on Adjusted Term SOFR as determined pursuant to the Credit Agreement.

The Borrower represents and warrants that (i) as of the date hereof, the representations and warranties of the Borrower, the Loan Parties and their Subsidiaries contained in the Credit Agreement and in the other Loan Documents are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date)), (ii) each of the covenants and agreements contained in any Loan Document have been performed (to the extent required to be performed on or before the date hereof or each such effective date), and (iii) no Default or Event of Default has occurred and is continuing on the date hereof, nor will any thereof occur after giving effect to the request above.

[signature page follows]

Exhibit L-1 - 1

EXHIBIT L-1

Dated:

ALGOMA STEEL INC., as Borrower

By
Name:
Title:

Acknowledged by:

WELLS FARGO CAPITAL FINANCE
CORPORATION CANADA, as Agent

By:
Name:
Title:

Signature Page

EXHIBIT M-1

EXHIBIT M-1

FORM OF CORRA NOTICE

Wells Fargo Capital Finance Corporation Canada,

as Agent

Attention: [     ]

Ladies and Gentlemen:

Reference is hereby made to that certain Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors. Capitalized terms used but not defined herein have the meanings assigned in the Credit Agreement.

This CORRA Notice represents the Borrower’s request to elect the CORRA Option on [date] with respect to outstanding Revolving Loans in the amount of [CDN$    ] (the “CORRA Advance”)[, and is a written confirmation of the telephonic notice of such election given to the Agent].

The CORRA Advance will have an Interest Period of [1 or 3] month(s) commencing on [      ].

This CORRA Notice further confirms the Borrower’s acceptance of the rate of interest based on Adjusted Term CORRA as determined pursuant to the Credit Agreement.

The Borrower represents and warrants that (i) as of the date hereof, the representations and warranties of the Borrower, the Loan Parties and their Subsidiaries contained in the Credit Agreement and in the other Loan Documents are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date)), (ii) each of the covenants and agreements contained in any Loan Document have been performed (to the extent required to be performed on or before the date hereof or each such effective date), and (iii) no Default or Event of Default has occurred and is continuing on the date hereof, nor will any thereof occur after giving effect to the request above.

[signature page follows]

Exhibit M-1 - 1

EXHIBIT M-1

Dated:

ALGOMA STEEL INC., as Borrower

By
Name:
Title:

Signature Page

EXHIBIT M-1

Acknowledged by:

WELLS FARGO CAPITAL FINANCE
CORPORATION CANADA, as Agent

By:
Name:
Title:

Signature Page

EXHIBIT P-1

EXHIBIT P-1

FORM OF PERFECTION CERTIFICATE

Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors. Capitalized terms used but not defined herein have the meanings assigned in the Credit Agreement.

As used herein, the term “Companies” means the Loan Parties. The undersigned hereby certify to the Agent as follows:

1. Names.

(a) The exact legal name of each Company, as such name appears in its respective certificate of incorporation or any other organizational document, is set forth in Schedule 1(a). Except as set forth in Schedule 1(a), no Company has a French form of name. Each Company is (i) the type of entity disclosed next to its name in Schedule 1(a) and (ii) a registered organization except to the extent disclosed in Schedule 1(a). Also set forth in Schedule 1(a) is the jurisdiction of formation of each Company and the organizational identification number for each Company.

(b) Set forth in Schedule 1(b) hereto is any other corporate or organizational names each Company has had in the past five years, together with the date of the relevant change.

(c) Set forth in Schedule 1(c) is a list of all other names used by each Company, or any other business or organization to which each Company became the successor by merger, amalgamation, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise, on any filings with the Internal Revenue Service or the Canada Revenue Agency. Except as set forth in Schedule 1(c), no Company has changed its jurisdiction of organization at any time during the past four months.

2. Current Locations.

(a) The chief executive office and registered office of each Company is located at the respective addresses set forth in Schedule 2(a) hereto.

(b) Set forth in Schedule 2(b) are all locations (other than the locations disclosed in Schedule 2(a)) where any Company maintains any books or records.

(c) Set forth in Schedule 2(c) are all the other places of business of any Company (i.e., other than those locations disclosed in Schedule 2(a) and Schedule 2(b)).

(d) Set forth in Schedule 2(d) are all locations (other than locations disclosed in Schedule 2(a), Schedule 2(b), Schedule 2(c) and Schedule 2(e)) where any Company maintains any of the Collateral consisting of inventory or equipment.

Exhibit P-1 - 1

EXHIBIT P-1

(e) Set forth in Schedule 2(e) are the names and addresses of all persons or entities other than any Company, such as lessees, consignees, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral consisting of instruments, chattel paper, inventory or equipment each of which maintains more than US$500,000 worth of inventory.

3. Intentionally deleted.

4. Extraordinary Transactions regarding Collateral. Except for those purchases, acquisitions and other transactions described on Schedule 4 attached hereto, all of the Collateral has been originated by each Company in the ordinary course of business or consists of goods which have been acquired by such Company in the ordinary course of business from a person in the business of selling goods of that kind.

5. Intentionally deleted.

6. Intentionally deleted.

7. Filing Offices. Financing statements and other filings have been prepared for filing in the filing offices set forth in Schedule 7, which are the only filings required in any jurisdiction to perfect the relevant Collateral Agents’ and Capex Lenders’ security interest in the Collateral.

8. Real Property.

(a) Attached hereto as Schedule 8(a) is a list of all real property owned or leased by each Company that may be a Material Real Estate Asset.

(b) Except as described on Schedule 8(b) attached hereto, no Company has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor, sublessor, licensor, franchisor or grantor with respect to any of the real property described on Schedule 8(a).

(c) No Company has entered into any Leases as lessee or sublessee which require the consent of the landlord, lessor or other party thereto to enter into the Credit Agreement except as provided in Schedule 8(c).

9. Intentionally deleted.

10. Stock Ownership and Other Equity Interests.

(a) Attached hereto as Schedule 10(a) is a true and correct list of all of the authorized, and the issued and outstanding, share capital, partnership interests, limited liability company membership interests and other equity interests of each Company and its Subsidiaries and the record and beneficial owners of such shares, partnership interests, membership interests or other equity interests.

(b) Set forth on Schedule 10(b) is each equity investment of each Company that represents 50% or less of the equity of the entity in which such investment was made.

11. Instruments and Tangible Chattel Paper. Attached hereto as Schedule 11 is a true and correct list of all promissory notes, instruments (other than cheques to be deposited in the ordinary course of business), tangible chattel paper, electronic chattel paper and other evidence of indebtedness exceeding US$1,000,000 held by each Company as of the date hereof, including all intercompany notes in excess of US$1,000,000 between or among any Company and any other Subsidiary of Algoma Steel Inc. or Holdings

Exhibit P-1 - 2

EXHIBIT P-1

12. Intellectual Property.

(a) Attached hereto as Schedule 12(a) is a schedule setting forth all of each Company’s Patents, Patent Licenses, Trademarks, Trademark Licenses, Intellectual Property Licenses and Industrial Designs (each as defined in the applicable Security Documents) registered with the United States Patent and Trademark Office or the Canadian Intellectual Property Office, and all other Patents, Patent Licenses, Trademarks, Trademark Licenses, Intellectual Property Licenses and Industrial Designs, including the name of the registered owner and the registration number of each Patent, Patent License, Trademark, Trademark License, Intellectual Property License and Industrial Design owned by each Company.

(b) Attached hereto as Schedule 12(b) is a schedule setting forth all of each Company’s Copyrights and Intellectual Property Licenses in respect of Copyrights (each as defined in the applicable Security Documents), registered with the United States Copyright Office or Canadian Intellectual Property Office, including the name of the registered owner and the registration number of each Copyright or Intellectual Property License with respect to Copyrights owned by each Company.

13. Intentionally deleted.

14. Deposit Accounts, Securities Accounts, Commodity Accounts and Futures Accounts. Attached hereto as Schedule 14 is a true and complete list of all Deposit Accounts, Securities Accounts, Commodity Accounts and Futures Accounts (each as defined in the applicable Security Documents) maintained by each Company, including the name of each institution where each such account is held, the name of each such account and the name of each entity that holds each account.

15. Letter-of-Credit Rights. Attached hereto as Schedule 15 is a true and correct list of all Letters of Credit with a value over US$500,000 and issued in favour of each Company, as beneficiary thereunder.

16. Motor Vehicles. Attached hereto as Schedule 16 is a true and correct list of all motor vehicles valued at over US$50,000 and owned by each Company, and the owner and approximate value of such motor vehicles.

17. Commercial Tort Claims. Attached hereto as Schedule 17 is a true and complete list of all Material Commercial Tort Claims involving a claim valued at over $5,000,000 (as determined in good faith by the Borrower).

18. Employment/Management Agreements/Pension Plans. Attached hereto as Schedule 18 is a true and complete list of all material employment agreements and all material collective bargaining agreements, registered defined benefit pension plans in Canada, registered defined contribution pension plans in Canada, as well as all management and similar agreements relating to each Company and a brief description of the current status and purpose thereof.

19. Litigation. Attached hereto as Schedule 19 is a true and complete list of all actions or proceedings pending or threatened by or against any Company in which an adverse decision would reasonably be expected to have a Material Adverse Effect (please specify the date filed, the name of the Company and whether such Company is plaintiff or defendant, the name(s) of the opposing party or parties, the jurisdiction and court in which any such claim was filed, the amount in controversy and the current status).

Exhibit P-1 - 3

EXHIBIT P-1

20. Insurance. Attached hereto as Schedule 20 are the true and complete details of all insurance policies of each Loan Party (including casualty/property insurance, business interruption insurance, liability insurance, key man life insurance, flood insurance and credit insurance).

21. Material Consents and Contracts. Attached hereto as Schedule 21 is a true and complete list of all material licenses, permits, consents and governmental authorizations required to operate each Company’s business and all material contracts, including but not limited to any account debtor contracts it maintains in all jurisdictions, to which any Company is a party or to which any of the Companies’ collateral or property is subject. Also set forth in Schedule 21 is a true and complete list of all requisite material governmental and third-party consents and approvals necessary to consummate the transactions contemplated by the ~~ABL~~ Credit Agreement.

[The remainder of this page has been intentionally left blank.]

Exhibit P-1 - 4

EXHIBIT P-1

IN WITNESS WHEREOF, we have hereunto signed this Perfection Certificate as of this [  ] day of [     ], 20[ ].

[ ]

By:
Name:
Title:

By:
Name:
Title:

Signature Page

EXHIBIT P-1

SCHEDULE 1(A)

LEGAL NAMES, ETC.

Legal Name	Type of Entity	Jurisdiction of Formation	Organizational Identification Number

Exhibit P-1 - 6

EXHIBIT P-1

SCHEDULE 1(B)

PRIOR ORGANIZATIONAL NAMES

Credit Party	Prior Legal Name	Commenced	Ceased

Exhibit P-1 - 7

EXHIBIT P-1

SCHEDULE 1(C)

CHANGES IN CORPORATE IDENTITY; OTHER NAMES

Exhibit P-1 - 8

EXHIBIT P-1

SCHEDULE 2(A)

CHIEF EXECUTIVE OFFICES AND REGISTERED OFFICES

Company	Chief Executive Office Address	Registered Office Address

Exhibit P-1 - 9

EXHIBIT P-1

SCHEDULE 2(B)

LOCATION OF BOOKS

Exhibit P-1 - 10

EXHIBIT P-1

SCHEDULE 2(C)

OTHER PLACES OF BUSINESS

Company/Subsidiary	Address	Province/State

Exhibit P-1 - 11

EXHIBIT P-1

SCHEDULE 2(D)

ADDITIONAL LOCATIONS OF EQUIPMENT AND INVENTORY

Exhibit P-1 - 12

EXHIBIT P-1

SCHEDULE 2(E)

LOCATIONS OF COLLATERAL IN POSSESSION OF PERSONS OTHER THAN COMPANY OR ANY SUBSIDIARY

Name of Entity in Possession of Collateral of Company	Address/Location of Collateral	City	Province/State

Exhibit P-1 - 13

EXHIBIT P-1

SCHEDULE 4

TRANSACTIONS OTHER THAN IN THE ORDINARY COURSE OF BUSINESS

SCHEDULE 7

FILINGS/FILING OFFICES

Company	Type of Filing	Jurisdiction	Applicable Security Document

Exhibit P-1 - 14

EXHIBIT P-1

SCHEDULE 8(A)

REAL PROPERTY

OWNED PROPERTY – LEGAL DESCRIPTIONS

Exhibit P-1 - 15

EXHIBIT P-1

SCHEDULE 8(B)

LEASES, SUBLEASES, TENANCIES, FRANCHISE AGREEMENTS,

LICENSES, OTHER OCCUPANCY ARRANGEMENTS

Exhibit P-1 - 16

EXHIBIT P-1

SCHEDULE 8(C)

LANDLORD CONSENTS

Exhibit P-1 - 17

EXHIBIT P-1

SCHEDULE 10(A)

EQUITY INTERESTS OF COMPANIES AND SUBSIDIARIES

Authorized Capital of Companies and Subsidiaries

Issued Capital of Companies and Subsidiaries

Credit Party or Subsidiary	Record Owner	Certificate No.	Issued Capital	Ratio or Percent of Issued Capital

Exhibit P-1 - 18

EXHIBIT P-1

SCHEDULE 10(B)

EQUITY INVESTMENTS OF 50% OR LESS

Exhibit P-1 - 19

EXHIBIT P-1

SCHEDULE 11

INSTRUMENTS AND TANGIBLE CHATTEL PAPER

Promissory Notes

Chattel Paper

Exhibit P-1 - 20

EXHIBIT P-1

SCHEDULE 12(A)

PATENTS AND TRADEMARKS

CANADIAN PATENTS

Registrations:

Owner	Registration Number	Description

Applications:

Owner	Application Number	Description

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

OTHER PATENTS

Registrations:

Owner	Registration Number	Country/State/ Province	Description

Exhibit P-1 - 21

EXHIBIT P-1

Applications:

Owner	Application Number	Country/State/ Province	Description

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

CANADIAN TRADEMARKS

Registrations:

Owner	Registration Number	Trademark

Exhibit P-1 - 22

EXHIBIT P-1

Applications:

Owner	Application Number	Trademark

Licenses:

Licensee	Licensor	Registration/ Application Number	Trademark

OTHER TRADEMARKS

Registrations:

Owner	Registration Number	Country/State/ Province	Trademark

Exhibit P-1 - 23

EXHIBIT P-1

Applications:

Owner	Application Number	Country/State/ Province	Trademark

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Trademark

INDUSTRIAL DESIGNS

Registrations:

Owner	Registration Number	Industrial Design

Applications:

Owner	Application Number	Industrial Design

Licenses:

Licensee	Licensor	Registration/ Application Number	Industrial Design

Exhibit P-1 - 24

EXHIBIT P-1

SCHEDULE 12(B)

COPYRIGHTS

CANADIAN COPYRIGHTS

Registrations:

Owner	Title	Registration Number

Applications:

Owner	Application Number

Licenses:

Licensee	Licensor	Registration/ Application Number	Description

OTHER COPYRIGHTS

Registrations:

Owner	Country/State/ Province	Title	Registration Number

Exhibit P-1 - 25

EXHIBIT P-1

Applications:

Owner	Country/State/ Province	Application Number

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

Exhibit P-1 - 26

EXHIBIT P-1

SCHEDULE 15

LETTER OF CREDIT RIGHTS

Exhibit P-1 - 27

EXHIBIT P-1

SCHEDULE 16

MOTOR VEHICLES

Exhibit P-1 - 28

EXHIBIT P-1

SCHEDULE 17

MATERIAL COMMERCIAL TORT CLAIMS

Exhibit P-1 - 29

EXHIBIT P-1

SCHEDULE 18

EMPLOYMENT/MANAGEMENT AGREEMENTS/PENSION PLANS

Exhibit P-1 - 30

EXHIBIT P-1

SCHEDULE 19

LITIGATION

Exhibit P-1 - 31

EXHIBIT P-1

SCHEDULE 20

INSURANCE

Exhibit P-1 - 32

EXHIBIT P-1

SCHEDULE 21

MATERIAL CONSENTS AND CONTRACTS

Exhibit P-1 - 33

Exhibit P-2

EXHIBIT P-2

[FORM OF]

PERFECTION CERTIFICATE SUPPLEMENT

This Perfection Certificate Supplement (“Supplement”), dated as of   , 20  , is delivered pursuant to schedule 5.2 of that certain Amended and Restated Credit Agreement dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among the lenders identified on the signature pages thereof, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, the “Agent”), Algoma Steel Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel Inc., a corporation organized under the laws of the Province of British Columbia, Algoma Steel USA Inc., as a Subsidiary Guarantor and those additional Persons that from time to time become party thereto as subsidiary guarantors. Capitalized terms used but not defined herein have the meanings assigned in the Credit Agreement.

As used herein, the term “Companies” means the Credit Parties.

The undersigned hereby certify to the Agent that, as of the date hereof there has been no change in the information described in the Perfection Certificate delivered on the Closing Date (as supplemented by any Perfection Certificate Supplement delivered prior to the date hereof, the “Prior Perfection Certificate”), other than as follows:

1.	Names.

(a)

Except as listed on Schedule 1(a) attached hereto, the exact legal name of each Company, as such name appears in its respective certificate of incorporation or any other organizational document, is set forth in Schedule 1(a) to the Prior Perfection Certificate. Also, except as listed on Schedule 1(a) attached hereto, Schedule 1(a) to the Prior Perfection Certificate lists the French form of name of each company, if any. Also, except as listed on Schedule 1(a) attached hereto, each Company is (i) the type of entity disclosed next to its name in Schedule 1(a) to the Prior Perfection Certificate and (ii) a registered organization except to the extent disclosed in Schedule 1(a) to the Prior Perfection Certificate. Also, except as listed on Schedule 1(a) attached hereto, set forth in Schedule 1(a) to the Prior Perfection Certificate is the jurisdiction of formation of each Company and the organizational identification number for each Company.

(b)

Except as listed on Schedule 1(b) attached hereto, set forth in Schedule 1(b) to the Prior Perfection Certificate is any other corporate or organizational names each Company has had in the past five years, together with the date of the relevant change.

Exhibit P-2 - 1

Exhibit P-2

(c)

Except as listed on Schedule 1(c), set forth in Schedule 1(c) to the Prior Perfection Certificate is a list of all other names used by each Company, or any other business or organization to which each Company became the successor by merger, amalgamation, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise, on any filings with the Internal Revenue Service or the Canada Revenue Agency. Except as set forth in Schedule 1(c), no Company has changed its jurisdiction of organization at any time during the past four months.

2.	Current Locations.

(a)

Except as listed on Schedule 2(a) attached hereto, the chief executive office and registered office of each Company is located at the respective addresses set forth in Schedule 2(a) to the Prior Perfection Certificate.

(b)

Except as listed on Schedule 2(b) attached hereto, set forth in Schedule 2(b) to the Prior Perfection Certificate are all locations (other than the locations disclosed in Schedule 2(a) to the Prior Perfection Certificate where any Company maintains any books or records.

(c)

Except as listed on Schedule 2(c) attached hereto, set forth in Schedule 2(c) to the Prior Perfection Certificate are all the other places of business of any Company (i.e., other than those locations disclosed in Schedule 2(a) and Schedule 2(b) to the Prior Perfection Certificate).

(d)

Except as listed on Schedule 2(d) attached hereto, set forth in Schedule 2(d) to the Prior Perfection Certificate are all locations (other than locations disclosed in Schedule 2(a), Schedule 2(b), Schedule 2(c) and Schedule 2(e) to the Prior Perfection Certificate) where any Company maintains any of the Collateral consisting of inventory or equipment.

(e)

Except as listed on Schedule 2(e) attached hereto, set forth in Schedule 2(e) to the Prior Perfection Certificate are the names and addresses of all persons or entities other than any Company, such as lessees, consignees, warehousemen or purchasers of chattel paper, which have possession or are intended to have possession of any of the Collateral consisting of instruments, chattel paper, inventory or equipment each of which maintains more than US$500,000 worth of inventory.

3.	Intentionally deleted.

4.

Extraordinary Transactions regarding Collateral. Except for those purchases, acquisitions and other transactions described on Schedule 4 to the Prior Perfection Certificate or on Schedule 4 attached hereto, all of the Collateral has been originated by each Company in the ordinary course of business or consists of goods which have been acquired by such Company in the ordinary course of business from a person in the business of selling goods of that kind.

5.	Intentionally deleted.

Exhibit P-2 - 2

Exhibit P-2

6.	Intentionally deleted.

7.

Filing Offices. Except as listed on Schedule 7 attached hereto, financing statements and other filings have been filed in the filing offices set forth in Schedule 7 to the Prior Perfection Certificate, which are the only filings required in any jurisdiction to perfect the Agents’ security interest in the Collateral.

8.	Real Property.

(a)

Except as listed on Schedule 8(a) attached hereto, Schedule 8(a) to the Prior Perfection Certificate is a list of all real property owned or leased by each Company that may be a Material Real Estate Asset.

(b)

Except as described on Schedule 8(b) of the Prior Perfection Certificate or Schedule 8(b) attached hereto, no Company has entered into any leases, subleases, tenancies, franchise agreements, licenses or other occupancy arrangements as owner, lessor, sublessor, licensor, franchisor or grantor with respect to any of the real property described on Schedule 8(a) to the Prior Perfection Certificate or Schedule 8(a) attached hereto.

(c)

Except as listed on Schedule 8(c) attached hereto, Schedule 8(c) to the Prior Perfection Certificate lists all instances where a Company has entered into any Leases as lessee or sublessee which require the consent of the landlord, lessor or other party thereto to enter into the ~~ABL~~ Credit Agreement.

9.	Intentionally deleted.

10.	Stock Ownership and Other Equity Interests.

(a)

Except as listed on Schedule 10(a) attached hereto, Schedule 10(a) to the Prior Perfection Certificate is a true and correct list of all of the authorized, and the issued and outstanding, share capital, partnership interests, limited liability company membership interests and other equity interests of each Company and its Subsidiaries and the record and beneficial owners of such shares, partnership interests, membership interests or other equity interests.

(b)

Except as listed on Schedule 10(b) attached hereto, set forth on Schedule 10(b) to the Prior Perfection Certificate is each equity investment of each Company that represents 50% or less of the equity of the entity in which such investment was made.

11.

Instruments and Tangible Chattel Paper. Except as listed on Schedule 11 attached hereto, Schedule 11 to the Prior Perfection Certificate is a true and correct list of all promissory notes, instruments (other than cheques to be deposited in the ordinary course of business), tangible chattel paper, electronic chattel paper and other evidence of indebtedness exceeding US$1,000,000 held by each Company as of the date hereof, including all intercompany notes in excess of US$1,000,000 between or among any Company and any other Subsidiary of Algoma Steel Inc. or Holdings.

Exhibit P-2 - 3

Exhibit P-2

12.	Intellectual Property.

(a)

Except as listed on Schedule 12(a)) attached hereto, Schedule 12(a) to the Prior Perfection Certificate is a schedule setting forth all of each Company’s Patents, Patent Licenses, Trademarks, Trademark Licenses, Intellectual Property Licenses and Industrial Designs (each as defined in the applicable Security Documents) registered with the United States Patent and Trademark Office or the Canadian Intellectual Property Office, and all other Patents, Patent Licenses, Trademarks, Trademark Licenses, Intellectual Property Licenses and Industrial Designs, including the name of the registered owner and the registration number of each Patent, Patent License, Trademark, Trademark License, Intellectual Property License and Industrial Design owned by each Company.

(b)

Except as listed on Schedule 12(b) attached hereto, Schedule 12(b) to the Prior Perfection Certificate is a schedule setting forth all of each Company’s Copyrights and Intellectual Property Licenses in respect of Copyrights (each as defined in the applicable Security Documents), registered with the United States Copyright Office or Canadian Intellectual Property Office, including the name of the registered owner and the registration number of each Copyright or Intellectual Property License with respect to Copyrights owned by each Company.

13.	Intentionally deleted.

14.

Deposit Accounts, Securities Accounts, Commodity Accounts and Futures Accounts. Except as listed on Schedule 14 attached hereto, Schedule 14 to the Prior Perfection Certificate is a true and complete list of all Deposit Accounts, Securities Accounts, Commodity Accounts and Futures Accounts (each as defined in the applicable Security Documents) maintained by each Company, including the name of each institution where each such account is held, the name of each such account and the name of each entity that holds each account.

15.

Letter-of-Credit Rights. Except as listed on Schedule 15 attached hereto, Schedule 15 to the Prior Perfection Certificate is a true and correct list of all Letters of Credit with a value over US$500,000 and issued in favour of each Company, as beneficiary thereunder.

16.

Motor Vehicles. Except as listed on Schedule 16 attached hereto, Schedule 16 to the Prior Perfection Certificate is a true and correct list of all motor vehicles valued at over US$50,000 and owned by each Company, and the owner and approximate value of such motor vehicles.

17.

Commercial Tort Claims. Except as listed on Schedule 17 attached hereto, Schedule 17 to the Prior Perfection Certificate is a true and complete list of all Material Commercial Tort Claims involving a claim valued at over $5,000,000 (as determined in good faith by the Borrower).

Exhibit P-2 - 4

Exhibit P-2

18.

Employment/Management Agreements/Pension Plans. Except as listed on Schedule 18 attached hereto, Schedule 18 to the Prior Perfection Certificate is a true and complete list of all material employment agreements and all material collective bargaining agreements, registered defined benefit pension plans in Canada, registered defined contribution pension plans in Canada, as well as all management and similar agreements relating to each Company and a brief description of the current status and purpose thereof.

19.

Litigation. Except as listed on Schedule 19 attached hereto, Schedule 19 to the Prior Perfection Certificate is a true and complete list of all actions or proceedings pending or threatened by or against any Company in which an adverse decision would reasonably be expected to have a Material Adverse Effect (please specify the date filed, the name of the Company and whether such Company is plaintiff or defendant, the name(s) of the opposing party or parties, the jurisdiction and court in which any such claim was filed, the amount in controversy and the current status).

20.

Insurance. Except as listed on Schedule 20 attached hereto, Schedule 20 to the Prior Perfection Certificate is a schedule of the true and complete details of all insurance policies of each Loan Party (including casualty/property insurance, business interruption insurance, liability insurance, key man life insurance, flood insurance and credit insurance).

21.

Material Consents and Contracts. Except as listed on Schedule 21 attached hereto, Schedule 21 to the Prior Perfection Certificate is a true and complete list of all material licenses, permits, consents and governmental authorizations required to operate each Company’s business and all material contracts, including but not limited to any account debtor contracts it maintains in all jurisdictions, to which any Company is a party or to which any of the Companies’ collateral or property is subject. Also, except as listed on Schedule 21 attached hereto, Schedule 21 to the Prior Perfection Certificate contains a true and complete list of all requisite material governmental and third-party consents and approvals necessary to consummate the transactions contemplated by the Credit Agreement.

[The remainder of this page has been intentionally left blank.]

Exhibit P-2 - 5

Exhibit P-2

IN WITNESS WHEREOF, we have hereunto signed this Supplement as of this     day of     , 20 .

ALGOMA STEEL INC.

By:
Name:
Title:

By:
Name:
Title:

ALGOMA STEEL INTERMEDIATE
HOLDINGS INC.

By:
Name:
Title:

By:
Name:
Title:

ALGOMA STEEL USA INC.

By:
Name:
Title:

By:
Name:
Title:

Signature Page

Exhibit P-2

[SUBSIDIARY GUARANTOR]

By:
Name:
Title:

By:
Name:
Title:

Signature Page

Exhibit P-2

Schedule 1(a)

Legal Names, Etc.

Legal Name	Type of Entity	Jurisdiction of Formation	Organizational Identification Number

Exhibit P-2 - 8

Exhibit P-2

Schedule 1(b)

Prior Organizational Names

Credit Party	Prior Legal Name	Commenced	Ceased

Exhibit P-2 - 9

Exhibit P-2

Schedule 1(c)

Changes in Corporate Identity; Other Names

Exhibit P-2 - 10

Exhibit P-2

Schedule 2(a)

Chief Executive Offices and Registered Offices

Company	Chief Executive Office Address	Registered Office Address

Exhibit P-2 - 11

Exhibit P-2

Schedule 2(b)

Location of Books

Exhibit P-2 - 12

Exhibit P-2

Schedule 2(c)

Other Places of Business

Company/Subsidiary	Address	Province/State

Exhibit P-2 - 13

Exhibit P-2

Schedule 2(d)

Additional Locations of Equipment and Inventory

Name of Entity in Possession of Collateral of Company	Address/Location of Collateral	City	Province/State

Exhibit P-2 - 14

Exhibit P-2

Schedule 4

Transactions Other Than in the Ordinary Course of Business

Exhibit P-2 - 15

Exhibit P-2

Schedule 7

Filings/Filing Offices

Company	Type of Filing	Jurisdiction	Applicable Security Document

Exhibit P-2 - 16

Exhibit P-2

Schedule 8(a)

Real Property

Ref. No.	PIN	LEGAL DESCRIPTION

Exhibit P-2 - 17

Exhibit P-2

Schedule 8(b)

Leases, Subleases, Tenancies, Franchise Agreements,

Licenses, Other Occupancy Arrangements

Exhibit P-2 - 18

Exhibit P-2

Schedule 8(c)

Landlord Consents

Exhibit P-2 - 19

Exhibit P-2

Schedule 10(a)

Equity Interests of Companies and Subsidiaries

Authorized Capital of Companies and Subsidiaries

Issued Capital of Companies and Subsidiaries

Credit Party or Subsidiary	Record Owner	Certificate No.	Issued Capital	Percent of Issued Capital

Exhibit P-2 - 20

Exhibit P-2

Schedule 10(b)

Equity Investments of 50% or Less

Exhibit P-2 - 21

Exhibit P-2

Schedule 11

Instruments and Tangible Chattel Paper

Promissory Notes

Chattel Paper

Exhibit P-2 - 22

Exhibit P-2

Schedule 12(a)

Patents and Trademarks

CANADIAN PATENTS

Registrations:

Owner	Registration Number	Description

Applications:

Owner	Application Number	Description

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

OTHER PATENTS

Registrations:

Owner	Registration Number	Country/State/ Province	Description

Applications

Owner	Application Number	Country/State/ Province	Description

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

CANADIAN TRADEMARKS

Registrations:

Owner	Registration Number	Trademark

Exhibit P-2 - 23

Exhibit P-2

Applications:

Owner	Application Number	Trademark

Licenses:

Licensee	Licensor	Registration/ Application Number	Trademark

OTHER TRADEMARKS

Registrations:

Owner	Registration Number	Country/State/ Province	Trademark

Applications

Owner	Application Number	Country/State/ Province	Trademark

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Trademark

INDUSTRIAL DESIGNS

Registrations:

Owner	Registration Number	Industrial Design

Applications

Owner	Application Number	Industrial Design

Exhibit P-2 - 24

Exhibit P-2

Licenses:

Licensee	Licensor	Registration/ Application Number	Industrial Design

Exhibit P-2 - 25

Exhibit P-2

Schedule 12(b)

Copyrights

CANADIAN COPYRIGHTS

Registrations:

Owner	Title	Registration Number

Applications:

Owner	Application Number

Licenses:

Licensee	Licensor	Registration/ Application Number	Description

OTHER COPYRIGHTS

Registrations:

Owner	Country/State/ Province	Title	Registration Number

Applications

Owner	Country/State/ Province	Application Number

Licenses:

Licensee	Licensor	Country/State/ Province	Registration/ Application Number	Description

Exhibit P-2 - 26

Exhibit P-2

Schedule 14

Deposit Accounts, Securities Accounts and Commodity Accounts

Owner	Type of Account	Bank or Intermediary	Account Numbers

Exhibit P-2 - 27

Exhibit P-2

Schedule 15

Letter of Credit Rights

Exhibit P-2 - 28

Exhibit P-2

Schedule 16

Motor Vehicles

Exhibit P-2 - 29

Exhibit P-2

Schedule 17

Material Commercial Tort Claims

Exhibit P-2 - 30

Exhibit P-2

Schedule 18

Employment/Management Agreements/Pension Plans

Exhibit P-2 - 31

Exhibit P-2

Schedule 19

Litigation

Exhibit P-2 - 32

Exhibit P-2

Schedule 20

Insurance

Exhibit P-2 - 33

Schedule 21

Material Consents and Contracts

Exhibit P-2 - 34

Schedule A-1

AGENT’S ACCOUNTS

[REDACTED]

Schedule A-1 - 1

Schedule A-2

AUTHORIZED PERSONS

[REDACTED]

Schedule A-2 - 1

Schedule C-1

COMMITMENTS

[REDACTED]

Schedule C-1 - 1

Schedule D-1

[REDACTED]

Schedule D-1 - 1

Schedule E-1

[REDACTED]

Schedule E -1 - 1

Schedule F-1

PERMITTED LIENS

[REDACTED]

Schedule F -1 - 1

Schedule 3.1

CONDITIONS PRECEDENT

[REDACTED]

Schedule 3.1 - 1

Schedule 4.1

CAPITALIZATION OF BORROWER AND SUBSIDIARIES

[REDACTED]

Schedule 4.1 - 1

Schedule 4.11

ENVIRONMENTAL MATTERS

[REDACTED]

Schedule 4.11 - 1

Schedule 4.14

PERMITTED INDEBTEDNESS

Nil.

Schedule 4.14 - 1

Schedule 4.21(e)

VIOLATIONS OR PROCEEDINGS

[REDACTED]

Schedule 4.21(e) - 1

Schedule 5.1

[REDACTED]

Schedule 5.1 - 1

Schedule 5.2

REPORTING REQUIREMENTS

[REDACTED]

Schedule 5.2 - 1

Schedule 5.16

CASH MANAGEMENT SYSTEM

[REDACTED]

Schedule 5.16 - 1